Lloyds Bank plc

Annual Report and Accounts 2024

Contents

Strategic report

Principal activities

Lloyds Bank plc (the Bank) and its subsidiary undertakings (the Group) provide a wide range of banking and financial services through branches and offices in the UK and in certain locations overseas.

The Group's revenue is earned through interest and fees on a broad range of financial services products including current accounts, savings, mortgages, credit cards, motor finance and unsecured loans to personal and business banking customers; and lending, transactional banking, working capital management, risk management and debt capital markets services to commercial customers.

Business review

Income statement

The Group's profit before tax for 2024 was £4,688 million (2023: £7,056 million). This was driven by lower total income, higher operating expenses and a higher impairment charge. Profit after tax was £3,486 million (2023: £5,207 million).

Total income for 2024 was £17,071 million, a decrease of 7 per cent (2023: £18,367 million). Within this, net interest income of £12,592 million was down 8 per cent on the prior year, driven by a lower margin. The margin performance over the year reflected anticipated headwinds due to deposit churn and asset margin compression, particularly in the mortgage book as it refinances in a lower margin environment. These factors were partially offset by benefits from higher structural hedge earnings as balances are reinvested in the higher rate environment.

Other income of £4,479 million was 4 per cent lower (2023: £4,658 million). Within this, net fee and commission income decreased by 31 per cent to £938 million (2023: £1,352 million) due to a write off in 2024 relating to changes in commission arrangements with Scottish Widows, partially offset by improved performance in UK Motor Finance, with growth following the acquisition of Tusker in 2023 and higher average vehicle rental values.

Operating expenses of £11,927 million were 9 per cent higher (2023: £10,968 million). This reflects higher operating lease depreciation, as a result of fleet growth, the depreciation of higher value vehicles and declines in used electric car prices, primarily in the first half, alongside inflationary pressures, business growth costs and ongoing strategic investments including severance. It also includes c. £100 million relating to the sector-wide change in the charging approach for the Bank of England Levy taken in the first quarter, largely offset across the year in net interest income. The Group has maintained its cost discipline with cost efficiencies partly offsetting these items.

In 2024, the Group recognised remediation costs of £880 million (2023: £661 million), including a £700 million provision in relation to the potential impact of motor finance commission arrangements, alongside £180 million of charges in relation to pre-existing programmes.

The impairment charge was £456 million compared to a £343 million charge in 2023 (which benefitted from a significant write-back following the full repayment of debt from a single name client). The charge in 2024 includes a credit from an improved economic outlook, notably house price growth and changes in the first half of the year to the severe downside scenario methodology. The charge also benefitted from strong portfolio performance and the release of judgemental adjustments for inflation and interest rate risks in 2024, as well as a release in Commercial Banking from loss rates used in the model in the first half of the year and a debt sale write back in Retail in the third quarter. Asset quality remains strong with improved credit performance in the year.

The Lloyds Bank Group's post-tax return on average total assets decreased to 0.57 per cent compared to 0.85 per cent in the year ended 31 December 2023.

Balance sheet

Total assets were £5,808 million higher at £611,213 million at 31 December 2024 (31 December 2023: £605,405 million). Financial assets at amortised cost were £16,826 million higher at £504,897 million with increases in reverse repurchase agreements of £11,392 million and loans and advances to customers of £8,783 million, partly offset by a reduction in loans and advances to banks of £2,377 million. The increase in reverse repurchase agreements and the decrease in cash and balances at central banks by £15,513 million to £42,396 million reflected a change in the mix of liquidity holdings. The increase in loans and advances to customers included growth in UK mortgages, UK Retail unsecured loans, credit cards and the European retail business, partly offset by government-backed lending repayments in Commercial Banking. Financial assets at fair value through other comprehensive income were £3,007 million higher reflecting a further adjustment in the mix of liquidity holdings. Other assets increased by £1,127 million to £13,065 million, with higher settlement balances and higher operating lease assets, reflecting continued motor finance growth.

Total liabilities were £6,492 million higher at £571,466 million (31 December 2023: £564,974 million). Customer deposits increased by £9,841 million to £451,794 million, driven by inflows to limited withdrawal and fixed term deposits, partly offset by a reduction in current account balances and an expected outflow in Commercial Banking. Debt securities in issue at amortised cost decreased by £7,168 million to £45,281 million. Amounts due to fellow Lloyds Banking Group undertakings increased by £1,117 million to £4,049 million. Other liabilities increased by £951 million to £7,211 million, due to higher settlement balances and a continuing involvement liability following the partial derecognition of a component of the Group's finance lease book via a securitisation in the third quarter of 2024.

Total equity was £39,747 million at 31 December 2024, marginally lower compared to £40,431 million at 31 December 2023, with the profit for the year and issuance of other equity instruments offset by dividends paid of £4.0 billion and redemptions of other equity instruments.

Capital

The Group's common equity tier 1 (CET1) capital ratio decreased to 13.7 per cent at 31 December 2024 compared to 14.4 per cent at 31 December 2023. Profit for the year, including the provision charge for motor finance commission arrangements, was more than offset by the ordinary dividends paid during the year, distributions on other equity instruments and an increase in risk-weighted assets.

Risk-weighted assets increased by £4,436 million, or 2 per cent, from £182,560 million at 31 December 2023 to £186,996 million at 31 December 2024. This includes the impact of lending growth, Retail secured CRD IV increases and other movements, partly offset by optimisation including capital efficient, net present value positive securitisation activity.

The Group's total capital ratio reduced to 19.9 per cent at 31 December 2024 compared to 20.5 per cent at 31 December 2023. The issuance of AT1 and Tier 2 capital instruments was more than offset by the increase in risk-weighted assets, the reduction in CET1 capital, the redemption of an AT1 capital instrument and the impact of interest rate movements, regulatory amortisation and a reduction in eligible provisions on Tier 2 capital.

The UK leverage ratio reduced to 5.4 per cent at 31 December 2024 compared to 5.6 per cent at 31 December 2023, reflecting the increase in the leverage exposure measure following lending growth and increases across securities financing transactions and other assets (excluding central bank claims).

Future developments

Information about future developments is provided within the Principal risks and uncertainties section below.

Section 172(1) Statement

This section (**pages 2 to 4**) is our Section 172(1) statement for the purposes of the Companies Act 2006 (the Act), describing how the directors have had regard to the matters set out in section 172(1) (a) to (f) of the Act when performing their duty to promote the success of the Bank under section 172. Further detail on key stakeholder interaction is also contained within the directors' report on **pages 10 to 14**.

The directors remain mindful in all their deliberations of the long-term consequences of their decisions, as well as the importance of the Bank maintaining a reputation for high standards of business conduct and the Board engaging with, and taking account of the views of, key stakeholders.

Stakeholder Engagement

The Board recognises the vital importance of engaging with all its stakeholders. The Closer to Customers, Clients and Colleagues Programme is a key method by which non-executive directors hear directly from key stakeholders.

The programme was designed to help the directors better understand the important issues for our customers, clients and colleagues, the role the Bank plays in supporting them and how the Bank is performing in this respect, helping to inform the directors' decision making.

A number of activities took place under the programme, which included meetings with customers and clients and conversations with colleagues. The non-executive directors continue to find these sessions beneficial, providing valuable insight which helps in their consideration of the proposals reviewed by the Board during the year.

Below is a description of how the Board engages with all its stakeholders and examples of decision making by the Board which had particular stakeholder relevance can be found on **pages 3 to 4**.

Our Stakeholders

Customers and clients

The Bank's customer-centric approach means the Board has an ongoing commitment to understanding and addressing customer and client needs, which remains central to achieving the Bank's strategic ambitions.

Relevant engagement included:
- Non-executive directors attended events to provide deeper insight into the issues which customers and clients have faced during the year.
- In 2024, Board members actively participated in customer sessions to gain a deeper understanding of the daily challenges the Bank's customers encounter. These sessions covered a wide range of topics, including the financial resilience of customers, family finances, the challenges of starting out in life, managing home finances, planning for later life and the challenges of running a small business in the current climate
- The Board took the opportunity to meet with clients when visiting sites in Leeds and Birmingham
- Dedicated updates to the Board from across the organisation, which identified areas of customer and client concern and covered a range of internal and external performance measures; in addition, concerns relevant to customers and clients were identified for consideration in wider proposals put to the Board
- Regular updates to the Board giving insight into the Bank's performance in delivering on its customer and client-related objectives and commitments, which assisted in determining where further action was required to meet these objectives.
- The Chair and the Group Chief Executive attended customer and client engagement events across various regions of the UK, providing an important opportunity for customers and clients to raise their concerns directly with these Board members

Shareholders

The Bank is a wholly owned subsidiary within the Lloyds Banking Group group of companies. The directors ensure that the strategy, priorities, processes and practices of the Bank are fully aligned where required to those of Lloyds Banking Group, ensuring that the interests of Lloyds Banking Group plc as the Bank's sole shareholder are duly acknowledged. Further information in respect of the relationship of Lloyds Banking Group plc with its shareholders is included within the Lloyds Banking Group plc Annual Report and Accounts for 2024, available on the Lloyds Banking Group website.

Strategic report continued

Colleagues

Colleagues remain central to the delivery of the Bank's strategic ambitions and the Board continues to recognise this in its engagement activity. Engagement this year included a variety of sessions across the Bank to discuss topical issues relating to challenges both at and outside of work. As in 2023, the Board's Responsible Business Committee has been the designated body for workforce engagement, providing focus, but with the Board retaining a commitment for individual Board members to engage with colleagues directly throughout the year. The Responsible Business Committee reports regularly to the Board on all of its activities, including on its colleague engagement agenda. The Board considers these arrangements to be effective as they enable a broader range of colleague engagement activities, as described in this section. In continuing to consider its arrangements for engaging with the Bank's workforce, the Board approved in 2024 a new approach to colleague engagement, to be implemented during 2025. This new approach builds on existing colleague listening activity and will introduce three forums to better represent colleagues particularly at grades where trade union membership is low. The forums will include the People Forum, the People Consultation Forum, and the Management Advisory Forum.

Relevant engagement included:
- Review by the Responsible Business Committee of the findings of surveys of colleague sentiment, including annual and ad hoc surveys. Regular review by the Responsible Business Committee of other workforce engagement reports, covering key issues raised, trends on people matters and updates on colleague sentiment
- Reports summarising colleague engagement activity, including key themes and issues which colleagues have raised during the year
- Non-executive directors attended a number of colleague focus groups, allowing colleagues to share their perspective on matters on the Board's agenda and discuss the Bank's progress against its strategic objectives
- Members of the Board visited a number of the Bank's sites, including Leeds and Birmingham, where they met with colleagues, and visited a number of branches
- Sessions were hosted by both the Chair and the Group Chief Executive, complemented by engagement sessions led by other senior leaders with feedback shared with the wider Board
- Board members attended a range of other events held for the Bank's senior leaders and other colleague network events

During the year Lloyds Banking Group communicated directly with colleagues detailing Bank performance, changes in the economic and financial environment and updates on key strategic initiatives. Meetings were held throughout the year with our recognised unions.

For 2024, the Remuneration Committee approved Group Performance Share awards for colleagues, and colleagues are eligible to participate in HMRC approved share plans which promote share ownership by giving employees an opportunity to invest in Lloyds Banking Group plc shares. The vast majority of colleagues hold shares in Lloyds Banking Group plc.

Communities and environment

The Board places great importance on engagement and action to help the communities in which the Bank operates prosper, while helping to build a more sustainable and inclusive future.

Relevant engagement included:
- Updates on climate, environmental and social matters, covering aspects of the Bank's business, where the Board reviewed progress made against its stated ambitions in these areas and agreed any further action it considered was required
- The Board continues to be supported in environmental matters by its Responsible Business Committee. The Committee considers stakeholder views on all matters relating to the Bank's ambition to be a trusted, sustainable, inclusive and responsible business

Regulators and government

The Board continues to maintain strong and open relationships with the Bank's regulators and with government authorities, including key stakeholders such as the Financial Conduct Authority (FCA), the Prudential Regulation Authority (PRA), HM Treasury and HMRC.

Relevant engagement included:
- The Chair and individual directors, including Chairs of the Board's Committees, held continuing discussions with the FCA and PRA on a number of aspects relevant to the regulatory agenda
- The Board reviewed updates on wider Bank regulatory interaction, providing a view of key areas of focus and also progress made in addressing key regulatory priorities
- At a meeting of the July Board, the outcomes and progress of action relevant to the PRA's Periodic Summary Meeting letter and the FCA's Firm Evaluation Letter were discussed with the PRA and the FCA respectively
- The Chair and individual directors had a number of meetings with the regulators to discuss the Board's oversight of the Bank, key risks and strategic priorities

Suppliers

The Bank has a number of partners it relies on for important aspects of our operations and customer service provision and the Board recognises the importance of these supplier relationships in achieving the Bank's wider ambitions.

Relevant engagement included:
- The Board's Audit Committee considered reports from Sourcing and Finance teams on the efficiency of supplier payment practices, including those relating to the Bank's key suppliers, ensuring our approach continued to meet wider industry standards
- The Board continued to oversee resilience in the supply chain, ensuring our most important supplier relationships were not impacted by potential material events

Key Decisions

Stakeholder engagement takes place at all levels within the Bank and is an important part of how we are delivering on our purpose of Helping Britain Prosper. Read more about the engagement of Board members with stakeholders on **pages 2 and 3**.

Strategic report continued

The Board recognises that engaging with its stakeholders is key to achieving the strategy and long-term objectives of the Bank. Managing and understanding their interests forms a key part of the Board's ongoing activities and training and the Board delegates day-to-day engagement with stakeholders to senior management as part of running the business.

The Board considers its stakeholders when making decisions. To gain an understanding of their perspectives, the Board receives feedback from stakeholders through engagement both inside and outside of the board room. Senior management supports Board decision making by addressing stakeholder implications in proposals submitted to the Board and routinely provides the Board with details of stakeholder interactions.

The three key Board decisions outlined below (Customer-focused Strategy, Consumer Duty and Operational Resilience) illustrate how the Board is engaged in key decisions.

Customer-focused Strategy
Customers & Clients, Communities & Environment, Shareholders, Suppliers, Colleagues
The Board has an ongoing commitment to understanding and addressing customer needs which is central to achieving the Bank's strategic ambitions.

In February, the Board approved targets for an enhanced Group Customer Dashboard (GCD) which reflects the Bank's strategy, consists of a set of measures to evaluate and monitor customer experience, and includes increasing focus on the customer view of the Bank, customer experience and customer insights. The Board supported steps taken by the executive to simplify customer journeys including in connection with its digital transformation. In May, the Board considered the Bank's focus to deepen customer relationships.

The Board will continue to put the customer at the heart of its decision-making and remain focused on how the Bank can best support its customers and enhance the customer experience.

Consumer Duty
Customers & Clients, Shareholder, Regulators & Government
In 2024 the Board and its Responsible Business Committee considered the Bank's progressive approach to implementation of the FCA's Consumer Duty (the Duty) requirements to deliver good outcomes for customers in line with the Bank's customer-centric strategy.

The Board and its Responsible Business Committee received updates during 2024 regarding the Bank's approach to the second implementation period regarding closed products and services and on the transition to embedding the Duty further into the Bank's culture. In June the Board approved an assessment that the Bank is delivering good outcomes for its customers consistent with the Duty as well as a tripartite approach to oversight of the Duty as between the Board, its Board Risk Committee and its Responsible Business Committee.

The Board is aware that the Bank's approach to Consumer Duty compliance will evolve over time and the Board will continue to be updated on progress in 2025. Regular engagement with customers will continue to be a priority for the Board.

Operational Resilience
Customers & Clients, Communities & Environment, Shareholders, Suppliers, Colleagues, Regulators & Government
The Board considers operational resilience and sound risk management to be fundamental to the strength of the Bank and to its long-term success. In 2024 the Board approved significant investment in the Bank's operational resilience including new investment relating to people, processes, data and technology.

In March deep dives on operational resilience were undertaken by the Information Technology and Cyber Advisory Forum, the Board Risk Committee and the Board approved the Ring-Fenced Bank Operational Resilience Self-Assessment. In September the Board considered a review of the Board Risk Appetite Metrics (BRAMs) relating to operational resilience and approved the inclusion of ten operational resilience BRAMs in the Q1 2025 BRAMs refresh.

The Board will continue to monitor operational resilience capabilities in 2025 and will maintain focus on response, recovery and remediation plans until 2027.

Risk overview

Lloyds Bank Group's approach to risk

Risk management is integral to our business model and strategy, taking advantage of appropriate opportunities and ensuring sustainable growth for the Group. A strong risk management culture is crucial to keep the Group, our colleagues and our customers safe and secure from existing and emerging risks.

Lloyds Banking Group's enterprise risk management framework (ERMF) is the foundation for the delivery of effective and consistent risk control across the whole Group, and is regularly updated to ensure it remains in line with regulatory expectations, corporate governance and industry good practice. The ERMF enables proactive identification, active management and monitoring of the Group's risks, and enables a consistent approach.

Enhancements to the ERMF have been introduced during 2024 to further define the Group's proportionate and materiality-based approach to risk management.

During 2024, the Group reviewed its three lines of defence model to provide greater clarity to roles and responsibilities and further strengthen the Group's risk management capabilities.

Activity to deliver further improvements to the ERMF and its supporting risk management methodologies will continue into 2025.

Further information on the changes can be found on **page 15**.

Enterprise risk management framework

Role of the Board and senior management

- The Board and senior management are responsible for the approval of the ERMF, together with Group-wide principles and policies
- The Board delegates executive authorities to ensure there is effective oversight of risk management

Risk culture and the customer

- Lloyds Banking Group's Code of Ethics and Responsibility helps foster the appropriate culture, which ensures performance, risk and reward are aligned and good customer outcomes are consistently delivered

Risk appetite

- Risk appetite is approved by the Board annually and is defined as the type and aggregate level of risk that the Group is willing to take or accept in pursuit of its strategic aims and business plans
- Board-level risk appetite metrics are augmented further by lower-level measures to facilitate the management of Board risk appetite

Risk and control self-assessment

- The Group adopts a continuous risk management approach from identifying the risks through risk and control self-assessment, and managing the risks through to producing appropriate, accurate and focused risk reporting
- Further details regarding the Group's risk and control cycle can be found on **page 18**, with a summary of the changes to principal risk categories on **page 15**

Risk governance

- The governance framework supports a consistent approach to enterprise-wide behaviour and decision making
- Senior executives are supported by a committee-based structure, which is designed to ensure open challenge and enable effective Board engagement and decision making

Three lines of defence

- The three lines of defence model defines the responsibilities and accountabilities for risk management, with effective independent oversight and assurance
- Enhancements have been made to the model during 2024. The Risk management section on **page 16** provides further information

Risk profile and performance in 2024

The Group is committed to maintaining support for its customers during continued economic uncertainties in both global and domestic markets.

The Group's credit performance improved in the year. The Group's loan portfolio continues to be well positioned and is closely monitored to identify signs of stress.

Potential impacts to customers, shareholders and the Group's risk and control profile following the Court of Appeal decision on motor finance commissions continue to be closely monitored and assessed.

As part of the Group's strategy, there will be continued investment in technology and infrastructure. The Group's operational risks continue to be a key area of focus, particularly relating to information, cyber and physical security risk and supply chain management.

The management of financial crime risks and consumer fraud remains a key priority for the Group. The economic crime prevention strategy has been reviewed, with funding allocated to deliver improved systems and controls.

Model risk and the use of artificial intelligence are also areas of significant internal and external focus.

The Risk overview provides a summary of the Group's principal risk performance and current emerging and topical risks.

Strategic report continued

Principal risks

The principal risks outlined in this section are used to monitor and report the risk exposures posing the greatest potential impact to the Group.

All principal risks are Board-approved enterprise-wide risk categories which are reported to the Board Risk Committee and the Board regularly.

The Group has undertaken a detailed review of its risk categories during 2024 and implemented an events-based risk management framework. This has resulted in a reclassification and reduction in the number of principal risk types, and the simplification of level two risk categories. Further information on these changes can be found on **page 15**.

The risk management section on **pages 21 to 62** provides a detailed review of these risks, including definitions and how they are identified, managed, mitigated and monitored.

Risk trends: ▶ Stable risk ▲ Elevated risk ▼ Improving risk

Capital risk ▶ : Unchanged risk

Link to strategy: Focus
Risk performance and key developments in 2024:

The Group continued to maintain its strong capital position in 2024 with a CET1 capital ratio of 13.7 (2023: 14.4 per cent). This remains ahead of minimum capital requirements. Profit for the year, partially offset by risk-weighted asset (RWA) increases, has enabled capacity for the payment of dividends during the year.

Downside risks arising from economic and regulatory challenges, including in relation to Retail secured CRD IV RWA increases, along with the potential impact of the Court of Appeal decision on motor finance commission arrangements are being closely monitored.

Key mitigating actions:
- Capital management framework is in place, which includes the setting of capital risk appetite, capital planning and stress testing activities
- Regular refresh and monitoring of a suite of early warning indicators and maintenance of a Capital Contingency Framework, designed to identify and act on emerging capital concerns at an early stage
- Derisking the business through prudent underwriting standards and continual portfolio management, and enhancing capital efficiency through optimisation initiatives including net present value positive securitisation activity

Climate risk ▶ : Unchanged risk

Link to strategy: Grow, Focus, Change
Risk performance and key developments in 2024:

The Group is continuing to develop and embed its capabilities for measuring and managing key climate risks within its risk management approach, including cross-cutting impacts on other principal risks.

The Group has monitored its progress against net zero ambitions, however the external landscape presents increasing challenges, both in relation to the policy changes required to support the transition to net zero, as well as increasing regulatory expectations.

Key mitigating actions:
- Progress against our net zero ambitions and targets monitored through the Group Net Zero Committee
- Enhanced transition risk assessments across commercial lending, expanding into key net zero sectors, such as commercial and residential real estate and agriculture
- Incorporating quantification of climate impact into the calculation of expected credit losses
- Horizon scanning and tracking regulatory compliance requirements

Compliance risk ▶ : Reclassified risk

Link to strategy: Focus
Risk performance and key developments in 2024:

The compliance risk profile has remained stable in 2024, however it continues to be closely monitored given the pace of regulatory and legislative change and an increasing volume of regulatory data requests.

In 2024, the Group dedicated investment to enhance coverage of our regulatory and legal obligations to ensure risk owners obtain prompt access to skilled compliance risk specialists.

This risk was previously named regulatory and legal risk.

Key mitigating actions:
- Policies and procedures setting out clear requirements and key controls that apply across the business, which are aligned to the Group's risk appetite
- The identification, assessment and implementation of regulatory and legal requirements by risk specialists, with the involvement of legal colleagues as required
- The establishment of local controls, processes, procedures and resources to ensure appropriate governance and compliance by business units

Conduct risk ▲ : Reclassified risk

Link to strategy: Grow, Focus
Risk performance and key developments in 2024:

Conduct risk has been elevated in 2024, with several areas of ongoing focus driven by legal decisions, regulatory changes and geopolitical influences.

The Group continues to monitor impacts to customers and its risk and control profile, liaising closely with regulatory bodies regarding the review into motor finance commission arrangements.

The Group continues to enhance its control environment, with mitigating actions and controls in place to deliver good outcomes for customers, protect market integrity, prevent colleague misconduct and ensure effective management of concerns raised through whistleblowing.

Key mitigating actions:
- Robust policies in place to support good customer outcomes, with ongoing focus on utilising root cause insights, to support the management and mitigation of complaint volumes
- Active engagement with regulatory bodies and key stakeholders to ensure that the Group's strategic conduct focus continues to meet evolving stakeholder expectations
- Continued focus on strengthening policies, controls and reporting capabilities to demonstrate good customer outcomes

Credit risk ▼ : Unchanged risk

Link to strategy: Grow, Focus
Risk performance and key developments in 2024:

Asset quality remains strong with improved credit performance in the year. In UK mortgages and unsecured portfolios, reductions in new to arrears and flows to default have been observed in 2024. Securitisations in primarily legacy Retail mortgages during 2024 will help mitigate credit risks. The Group's commercial portfolio remains broadly stable and resilient. Impairment charge of £456 million, increasing from a charge of £343 million in 2023, which benefitted from a significant write-back following the full repayment of debt from a single name client. The Group's expected credit loss allowances have decreased in the year to £3,453 million (2023: £4,021 million).

Key mitigating actions:
- Extensive and thorough credit processes, strategies and controls to ensure effective risk identification, management and oversight
- Significant monitoring in place, including early warning indicators
- Selective credit tightening reflective of forecast changes in the macroeconomic environment, including updates to affordability lending controls for forward-looking costs

Economic crime risk ▶ : New principal risk

Link to strategy: Focus
Risk performance and key developments in 2024:

Economic crime has been promoted to a principal risk during 2024. This is a result of increased inherent risks seen across the industry, to which the Group is also exposed, driven by the continued geopolitical instability and ever-evolving economic crime threat landscape.

An effective framework is in place to manage risks associated to bribery and corruption, fraud, money laundering and sanctions, with business units continuing to deliver action plans to strengthen the control environment, lower residual risk and respond to changes in regulatory expectations.

Key mitigating actions:
- Robust economic crime policy, standard and framework
- Implementation of the new Group-wide economic crime prevention strategy
- Continued enhancements of our industry-leading fraud detection capabilities to respond to evolving threats

Liquidity risk ▶ : Reclassified risk

Link to strategy: Focus
Risk performance and key developments in 2024:

The Group maintained its strong liquidity and funding position with a loan to deposit ratio of 98 per cent (2023: 98 per cent). The Group's liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a monthly simple average over the previous 12-months' liquidity coverage ratio (LCR) of 137 per cent (2023: 133 per cent). The Group maintains access to diverse sources and tenors of funding.

This risk was previously named liquidity and funding risk.

Key mitigating actions:
- Management and monitoring of liquidity risks and ensuring that management systems and arrangements are adequate with regard to the internal risk appetite, Group strategy and regulatory requirements
- Significant customer deposit base, driven by inflows to trusted brands
- Participation in term issuance programmes

Market risk ▶ : Unchanged risk

Link to strategy: Focus
Risk performance and key developments in 2024:

Market conditions in 2024 have stabilised. The Group remains well hedged, ensuring near-term interest rate exposure is appropriately managed. The Group's structural hedge has reduced to £237 billion in 2024 (2023: £242 billion) mainly due to the changing mix of customer deposits.

The Group completed the triennial valuation of its main defined benefit pension schemes as at 31 December 2022. There will be no further deficit contributions for this triennial period (to 31 December 2025). The IAS 19 accounting surplus reduced to £2.9 billion (2023: £3.5 billion).

Key mitigating actions:
- Structural hedge programmes to stabilise earnings
- Close monitoring of market risks and where appropriate, undertaking of asset and liability matching and hedging
- Monitoring of the credit allocation in the defined benefit pension schemes, as well as the hedges in place against adverse movements in nominal rates, inflation and longevity

Model risk ▶ : Reclassified risk

Link to strategy: Change, Focus
Risk performance and key developments in 2024:

Model risk has been stable in 2024, despite changes to the regulatory environment, such as implementation of the PRA's model risk management principles for banks (SS1/23) and continued regulatory scrutiny of model risk across the industry.

Improvements to Lloyds Banking Group's model risk operating framework have been made during 2024, focusing on developing CRD IV models, strengthening capabilities of our people through effective training and resources, and continued proactive regulatory engagement.

The control environment for model risk continues to be enhanced to meet both internal and regulatory requirements, as well as industry-wide challenges. Investment in model risk management remains a priority for the Group to further improve risk management and act as an enabler to drive strategic developments of AI and machine learning in a safe way.

Key mitigating actions:
- Enhancement of the model risk management framework for managing and mitigating model risk within the Group
- Establishment of an AI assurance framework
- Implementation of new model risk management policy and supporting standards to further increase ownership and accountability
- Initiation of model risk training for key stakeholders, including Board and GEC members
- Development of the process for the identification of quantitative methods, including models, and cascade across the Group

Operational risk ▶ : Reclassified risk

Link to strategy: Focus, Change
Risk performance and key developments in 2024:

Operational risk has been stable in 2024, with key risks relating to data and privacy, supplier risk, information, cyber and physical security risk. Operational loss event volumes are historically low, with the majority relating to transaction processing, IT systems and change execution.

Whilst there has been continued safe delivery of change, some IT outages in the supply chain have occurred. No material security breaches took place in 2024, though some events at third-party suppliers reinforces the need for vigilance.

Balancing people-related transformation and other strategic initiatives remains key to the success of the Group's transformation activity, with ongoing focus on evolving the operational risk framework and ensuring the appropriate resource and capabilities are in place.

Key mitigating actions:
- Deployment of a range of risk management strategies, such as avoidance, mitigation, transfer (including insurance) and acceptance
- Three-year control enhancement plans reviewed annually by Board Risk Committee to monitor progress against commitments
- Lloyds Banking Group continues to invest strategically to mitigate operational risks, strengthen controls and to meet future operational resilience regulatory requirements
- Following IT outages, post-incident reviews undertaken to assess future mitigating actions for the Group and its suppliers
- Enhancement of skills, capabilities and reporting to strengthen supplier management practices

Strategic report continued

Emerging and topical risks

Emerging and topical risks are a key component of Lloyds Banking Group's approach to risk management, adopted by Lloyds Bank Group.

During 2024, the Group has continued to evolve and strengthen its methodology to identify, assess and prioritise emerging risks. Horizon scanning remains a key element in understanding and adapting to the changing risk landscape.

In order to better reflect the persistent nature of these risks and recognise the potential for changing impacts on the Group and its customers, the Group has shifted its focus from horizon risks to topical risks.

The Group has also refined its emerging and topical risk themes in 2024, enabling a deeper understanding of the underlying drivers and stronger management focus on the most pertinent emerging risks. An overview of these themes is shown below, with more information on the changes provided on **page 20**.

Emerging and topical risks remain an area of ongoing focus for the Group's Board and senior management. During the year, a series of deep dives on the emerging risk themes reported at year end 2023 have taken place at key executive and board-level committees, including the Board Risk Committee, with actions assigned to monitor more closely their future manifestation, potential business growth and opportunities to reduce risk.

The emerging risk themes were also considered as part of the annual strategic planning cycle. Geopolitical risks, and how these may generate second order impacts for the Group, have been a focus.

Many emerging and topical risk topics are reviewed on a recurring basis, alongside ongoing activity addressing their impacts. However, it is acknowledged that the nature of the emerging risks will evolve and could drive future trends in the long term, which the Group will need to prepare for.

Looking ahead to 2025, the Group will continue to develop its strategy to proactively identify and monitor internal and external trends and consider effective measures to best protect its customers, colleagues and shareholders.

For further details on how the Group is managing, monitoring and mitigating key emerging and topical risks, see **page 20**.

Emerging and topical risk themes

Consumer expectations and market dynamics

Consumer expectations: Customers are increasingly seeking personalised, transparent and digitally enhanced experiences, coupled with reduced loyalty, which elevates the risk of failing to meet expectations and delivering poor outcomes. The role social media is increasingly playing in influencing consumers' finance decisions further increases this. Consideration also needs to be made to a large section of society that are not digitally literate that are potentially being left behind and balancing the cost of enhancing the digital services and supporting customers that wish to be served in a traditional way.

Market dynamics: The rapid proliferation of new, often loss-leading financial products in the market intensifies competition. Consumers may be attracted in the short term. This can create long-term sustainability challenges for providers and increase the risk of mis-selling or unsuitable offerings.

Evolution of operating model

Failure to adequately prepare for disruption of service, third or fourth party supplier failure, technology outages, severe data loss, whilst evolving the structure and skillset of a dynamic workforce in line with the Group's strategy, alongside maintaining pace with the industry and delivering strong customer outcomes.

Evolution of technology, AI and cybercrime

Failure to keep pace with, or choosing not to participate in, technological advancements including AI, migration to cloud platform and blockchain solutions whilst balancing the competing requirements to:

- Maximise customer opportunities through adoption
- Maintain trust and confidence in customer data privacy
- Protect our customers from fraud, cyber and economic crime
- Ensure transparency on data ethics practices
- Adhere to evolving data protection regulations
- Prepare for potential business model disruption caused by adoption of the technology

Global economic and geopolitical environment

Inability to navigate changing international regulations, including sanction and trade compliance, economic fragmentation, deglobalisation, global health shifts and geopolitical events that may impact operations, customers and suppliers.

Regulatory agendas and expectations

The impact of:

- Potential political demands for tighter consumer protections
- Market interventions, leading to sudden regulatory shifts
- Evolving expectations on regulatory bodies and impact on financial services
- New entrants in the market benefitting from regulatory arbitrage
- Environmental, social and governance expectations associated with its operations and investments

UK economic and political environment

Failure to anticipate the longer-term impacts of a weak UK economy, quantitative tightening, change in government and resulting policy, regulatory shifts and the consequences of the UK becoming less attractive to external investors.

Strategic report continued

Financial risk management objectives and policies

Information regarding the financial risk management objectives and policies of the Group, in relation to the use of financial instruments, is given in notes 15 and 37 to the accounts. The Group's approach to risk management including risk policies, risk appetite, measurement bases and sensitivities, in particular for credit risk, market risk and liquidity risk, is aligned to those of Lloyds Banking Group plc, the Bank's ultimate parent. Further information can be found in the Lloyds Banking Group plc Annual Report and Accounts.

The Group maintains risk management systems and internal controls relating to the financial reporting processes designed to:
- ensure that accounting policies are appropriately and consistently applied;
- enable the calculation, preparation and reporting of financial outcomes in line with applicable standards; and
- ensure that disclosures are made on a timely basis in accordance with statutory and regulatory requirements.

The 2024 Strategic report has been approved by the Board of Directors.

On behalf of the Board

Sir Robin Budenberg
Chair
Lloyds Bank plc
27 February 2025

Directors' report

Results
The consolidated income statement on **page 75** shows a statutory profit before tax for the year ended 31 December 2024 of £4,688 million (year ended 31 December 2023: £7,056 million).

Dividends
During the year the Bank paid cumulative interim dividends of £3,990 million (2023: £4,700 million). The directors have not recommended a final dividend for the year ended 31 December 2024 (2023: £nil).

Post balance sheet events
There were no material post balance sheet events.

Going concern
The going concern of the Bank and the Group is dependent on successfully funding their respective balance sheets and maintaining adequate levels of capital.

In order to satisfy themselves that the Bank and the Group have adequate resources to continue to operate for the foreseeable future, the directors have reviewed the Bank and the Group's operating plan and its funding and capital positions, including a consideration of the implications of climate change. The directors have also taken into account the impact of further stress scenarios.

Accordingly, the directors conclude that the Bank and the Group have adequate resources to continue in operational existence for a period of at least 12 months from the date of the approval of the financial statements and therefore it is appropriate to continue to adopt the going concern basis in preparing the accounts.

Corporate Governance Statement
In accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended by the Companies (Miscellaneous Reporting) Regulations 2018) (the Regulations), for the year ended 31 December 2024, the Bank has in its corporate governance arrangements applied the Wates Corporate Governance Principles for Large Private Companies (the Principles), which are available at **www.frc.org.uk**. The following section explains the Bank's approach to corporate governance, and its application of the Principles.

High standards of corporate governance are central to achieving the strategy which has been set for the Bank. To this end a Corporate Governance Framework is in place for Lloyds Banking Group plc, the Bank, HBOS plc and Bank of Scotland plc, with all four companies sharing a common approach to governance. The framework is designed to meet the specific needs of each company, setting the approach and standards in respect of the Bank's corporate governance practices, including addressing the matters set out in the Principles and the governance requirements of the operation of the Bank as part of Lloyds Banking Group's Ring-Fenced Bank.

This includes the matters reserved to the Board, and the matters the Board has chosen to delegate to management. Governance arrangements, including the Corporate Governance Framework, are reviewed periodically to ensure they remain fit for purpose, with the current review, which is nearing completion, aiming to deliver a more proportionate and user friendly governance approach. The Board delegates further responsibilities to the Group Chief Executive, who is supported by the Group Executive Committee, the composition of which is detailed on **page 81** of the Lloyds Banking Group plc Annual Report and Accounts for 2024. The Corporate Governance Framework of the Bank further addresses the requirements of the Principles as discussed on **pages 10 to 11**.

Principle One – Purpose and Leadership
The Board is collectively responsible for the long-term success of the Bank. It achieves this by agreeing the Bank's strategy, within the wider strategy of Lloyds Banking Group, and overseeing delivery against it. The Bank's strategy is discussed further in the Strategic Report on **pages 1 to 9**. The Board also assumes responsibility for the management of the culture, values and wider standards of the Bank, within the equivalent standards set by Lloyds Banking Group. The Board's understanding of stakeholders' interests is central to these responsibilities and informs key aspects of Board decision making, as discussed within the statement on **pages 3 to 4**.

Acknowledging the needs of all stakeholders is fundamental to the way the Bank operates, as is maintaining the highest standards of business conduct, which is a vital part of the corporate culture. The Bank's approach is further influenced by our ambition to provide not only outstanding service to our customers, but also responding to the UK's social and economic issues. To this end, the Board plays a lead role in establishing, promoting, and monitoring the Bank's corporate culture and values, with the Corporate Governance Framework ensuring such matters receive the level of prominence in Board and Executive decision making which they require. The Bank's corporate culture and values align to those of Lloyds Banking Group, which are discussed in more detail within the Strategic and Directors' Reports of the Lloyds Banking Group plc Annual Report and Accounts for 2024.

Principle Two – Board Composition
The Bank is led by a Board comprising a non-executive Chair, independent non-executive directors and executive directors, further details of the directors can be found on **page 14**. The Board reviews its size and composition regularly and is committed to ensuring it has the right balance of skills and experience. The Board considers its current size and composition is appropriate to the Bank's circumstances. New appointments are made on merit, taking account of the specific skills and experience, independence and knowledge needed to ensure a rounded board and the diversity benefits each candidate can bring overall.

The Board is supported by its committees, the operation of which are discussed below, which make recommendations to the Board on matters delegated to them. Each committee has written terms of reference setting out its delegated responsibilities. Each committee comprises non-executive directors with appropriate skills and experience and is chaired by an experienced chair. The committee Chairs report to the Board at the next Board meeting. The Board undertakes an annual review of its effectiveness, which provides an opportunity to consider ways of identifying greater efficiencies, ways to maximise strengths and highlights areas of further development. An internally facilitated evaluation of the Board's effectiveness was undertaken during the course of the year, which concluded that the Board is continuing to operate effectively. Further information on conclusions of the evaluation can be found on **pages 93 to 94** of the Lloyds Banking Group plc Annual Report and Accounts for 2024.

Directors' report continued

Principle Three – Director Responsibilities

The directors assume ultimate responsibility for all matters, and along with senior management are committed to maintaining a robust control framework as the foundation for the delivery of good governance, including the effective management of delegation through the Corporate Governance Framework. Policies are also in place in relation to potential conflicts of interest which may arise. All directors have access to the services of the Company Secretary, and independent professional advice is available to the directors at the expense of Lloyds Banking Group, where they judge it necessary to discharge their duties as directors.

The Board is supported by its committees which make recommendations on matters delegated to them under the Corporate Governance Framework. The management of all committees is in keeping with the basis on which meetings of the Board are managed, with open debate, and adequate time for members to consider proposals which are put forward. The Chair of the Board and each Board committee assumes responsibility with support from the Company Secretary for the provision to each meeting of accurate and timely information.

Principle Four – Opportunity and Risk

The Board oversees the development and implementation of the Bank's strategy, within the context of the wider strategy of Lloyds Banking Group, which includes consideration of all strategic opportunities. The Board is also responsible for the long term sustainable success of the Bank, generating value for its shareholder and ensuring a positive contribution to society. The Board agrees the Bank's culture, purpose, values and strategy, within that of Lloyds Banking Group, and agrees the related standards of the Bank, again within the relevant standards of Lloyds Banking Group. Further specific aims and objectives of the Board are formalised within the Corporate Governance Framework, which also sets out the matters reserved for the Board.

Strong risk management is central to the strategy of the Bank, which along with a robust risk control framework acts as the foundation for the delivery of effective management of risk. The Board agrees the Bank's risk appetite and ensures the Bank manages risk effectively, delegating related authorities to individuals through the Corporate Governance Framework and the further management hierarchy. Board level engagement coupled with the direct involvement of senior management in risk issues ensures that escalated issues are promptly addressed, and remediation plans are initiated where required. The Bank's risk appetite, principles, policies, procedures, controls and reporting are managed in conjunction with those of Lloyds Banking Group, and as such are regularly reviewed to ensure they remain fully in line with regulations, law, corporate governance and industry best practice. The Bank's principal risks are discussed further on **pages 6 to 7**.

Principle Five – Remuneration

The Remuneration Committee of the Board, in conjunction with the Remuneration Committee of Lloyds Banking Group (the Remuneration Committees), assume responsibility for the Bank's approach to remuneration. This includes reviewing and making recommendations on remuneration policy as relevant to the Bank, ranging from the remuneration of directors and members of the Executive to that of all other colleagues employed by the Bank. This includes colleagues where the regulators require the Bank to implement a specific approach to their remuneration, such as Senior Managers and other material risk takers. The activities of the Remuneration Committees extend to matters of remuneration relevant to subsidiaries of the Bank, where such subsidiary does not have its own remuneration committee.

Principle Six – Stakeholders

The Bank as part of Lloyds Banking Group operates under Lloyds Banking Group's wider approach to responsible business, which acknowledges that the Bank has a responsibility to help address the economic, social and environmental challenges which the UK faces, and as part of this understand the needs of the Bank's external stakeholders, including in the development and implementation of strategy.

Central to this is Lloyds Banking Group's and the Bank's purpose of Helping Britain Prosper. During the year the directors took a number of decisions with the Bank's purpose and specific stakeholder interest in mind, which are discussed further on **pages 3 to 4**.

In 2024 the Responsible Business Committee provided further oversight and support of Lloyds Banking Group's and the Bank's plans for embedding responsible business in the Bank's core purpose. The approach of the Board in respect of its key stakeholders is described further in a separate statement made in compliance with the Regulations on **pages 2 to 4**.

Directors

The names of the current directors are shown on **page 14**. Changes to the composition of the Board since 1 January 2024 up to the date of this report are shown in the table below.

	Joined the Board	Left the Board
Alan Dickinson		16 May 2024
Lord Lupton		16 May 2024
Nathan Bostock	1 August 2024	

Directors' indemnities

The directors of the Bank have entered into individual deeds of indemnity with Lloyds Banking Group which constitute 'qualifying third party indemnity provisions' for the purposes of the Companies Act 2006. The deeds indemnify the directors to the maximum extent permitted by law and remain in force. The deeds were in force during the whole of the financial year. In addition, Lloyds Banking Group had appropriate Directors' and Officers' liability insurance cover in place throughout 2024. Deeds for existing directors are available for inspection at the Bank's registered office.

Lloyds Banking Group has also granted deeds of indemnity by deed poll and by way of entering into individual deeds, which constitute 'qualifying third party indemnity provisions' to the directors of the Group's subsidiary companies, including former directors who retired during the year, and to colleagues subject to the provisions of the Senior Managers and Certification Regime. Such deeds were in force during the financial year ended 31 December 2024 and remain in force as at the date of this report. Qualifying pension scheme indemnities have also been granted to the Trustees of Lloyds Banking Group's Pension Schemes, including those schemes relevant to the Bank, which were in force for the whole of the financial year and remain in force as at the date of this report.

Directors' report continued

Information required under DTR 7.2

Certain information is incorporated into this report by reference. Information about internal control and risk management systems relating to the financial reporting process can be found on **page 9**.

Information about share capital is shown in note 28 on **page 135**. The Bank is a wholly owned subsidiary of Lloyds Banking Group plc, which holds all of the Bank's issued ordinary share capital.

The directors manage the business of the Bank under the powers set out in the Companies Act 2006 and the Bank's articles of association, these powers include those in relation to the issue or buy back of the Bank's shares.

The appointment and retirement of directors is governed by the Bank's articles of association and the Companies Act 2006. The Bank's articles of association may only be amended by a special resolution of the shareholders in a general meeting.

Conflicts of interest

The Board has a comprehensive procedure for reviewing, and as permitted by the Companies Act 2006 and the Bank's articles of association, approving actual and potential conflicts of interest. Directors have a duty to notify the Chair and Company Secretary as soon as they become aware of actual or potential conflict situations. Changes to commitments of all directors are reported to the Board and a register of directors' interests is regularly reviewed and authorised by the Board to ensure the authorisation status remains appropriate.

Branches, future developments and financial risk management objectives and policies

The Bank provides a wide range of banking and financial services through branches and offices in the UK and overseas. Information regarding future developments and financial risk management objectives and policies of the Group in relation to the use of financial instruments that would otherwise be required to be disclosed in the directors' report, and which is incorporated into this report by reference, can be found in the strategic report.

Share capital

Information about share capital is shown in note 28 on **page 135**. This information is incorporated into this report by reference. The Bank did not repurchase any of its shares during 2024 (2023: none). There are no restrictions on the transfer of shares in the Bank other than as set out in the articles of association and certain restrictions which may from time to time be imposed by law and regulations.

Change of control

The Bank is not party to any significant agreements which take effect, alter or terminate upon a change of control of the Bank following a takeover bid. There are no agreements between the Bank and its directors or employees providing compensation for loss of office or employment that occurs because of a takeover bid.

Research and development activities

During the ordinary course of business the Bank develops new products and services within the business units.

Supporting disability

In April 2023, Lloyds Banking Group set a public goal to double the representation of senior management colleagues with disabilities to 12 per cent by 2025. Alongside this goal there was a commitment to improve the working environment and experience for colleagues with disabilities, including making recruitment processes more accessible and inclusive; supporting career development; improving the accessibility of workspaces and technology; upskilling colleagues to reduce stigma; and taking work beyond our own organisation to champion the disability community. As of the end of 2024, 16.1 per cent of senior management colleagues shared that they had a disability, meaning the original target was exceeded earlier than anticipated. Since launching this goal, there has been significant uplift in the number of colleagues sharing their disability data – rising from 24.7 per cent in March 2023 to 60.5 per cent at the end of 2024. Aspiration is for 80 per cent of colleagues to have shared their data by the end of 2025.

Information incorporated by reference

The following additional information forms part of the directors' report, and is incorporated by reference.

Content		Pages
Disclosures required under the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008	Statement of employee engagement	2 to 4
	Statement of other stakeholder engagement	2 to 4

Significant contracts

Details of related party transactions are set out in note 33 on **pages 138 to 139**.

Streamlined Energy and Carbon Reporting

The Bank has taken advantage of the exemption from Streamlined Energy and Carbon Reporting (SECR) reporting requirements in its own directors' report as it is covered by the Lloyds Banking Group SECR report given in the Lloyds Banking Group plc 2024 Annual Report and Accounts, available at **www.lloydsbankinggroup.com/investors/financial-downloads.html**.

Directors' report continued

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations. Company law requires the directors to prepare financial statements for each financial year. Under that law, the directors are required to prepare the Bank's and the Group's financial statements in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006. Under company law, the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Bank and the Group, and of the profit or loss of the Bank and the Group for that period. In preparing these financial statements, the directors are required to properly select and apply accounting policies; present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; provide additional disclosures when compliance with the specific requirements in international accounting standards in conformity with the requirements of the Companies Act 2006 are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and make an assessment of the Bank's ability to continue as a going concern.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Bank's transactions and disclose with reasonable accuracy at any time the financial position of the Bank and the Group, and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Bank and the Group, and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. A copy of the financial statements is placed on the website **www.lloydsbankinggroup.com/investors/financial-downloads.html**. The directors are responsible for the maintenance and integrity of all information relating to the Bank on that website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the current directors who are in office as at the date of this report, and whose names and functions are listed on **page 14** of this annual report, confirm that, to the best of his or her knowledge:

- The Bank's and the Group's financial statements, which have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 give a true and fair view of the assets, liabilities, financial position and profit or loss of the Bank and the Group
- The management report contained in the strategic report and the directors' report includes a fair review of the development and performance of the business and the position of the Bank and the Group together with a description of the principal risks and uncertainties they face
- The Annual Report and Accounts, taken as a whole, are fair, balanced and understandable and provides the information necessary for shareholders to assess the Bank's and the Group's position, performance, business model and strategy. The directors have also separately reviewed and approved the strategic report

Independent auditor and audit information

Each person who is a director at the date of approval of this report confirms that, so far as the director is aware, there is no relevant audit information of which the Bank's auditor is unaware and each director has taken all the steps that he or she ought to have taken as a director to make himself or herself aware of any relevant audit information and to establish that the Bank's auditor is aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of the Companies Act 2006.

On behalf of the Board

Kate Cheetham

Kate Cheetham
Company Secretary
27 February 2025

Lloyds Bank plc
Registered in England & Wales
Company Number 2065

Current directors

Executive directors:

Charlie Nunn, Group Chief Executive

William Chalmers, Chief Financial Officer

Non-executive directors:

Sir Robin Budenberg CBE, Chair

Sarah Bentley

Nathan Bostock

Brendan Gilligan

Nigel Hinshelwood, Senior Independent Director

Sarah Legg

Amanda Mackenzie LVO OBE

Harmeen Mehta

Cathy Turner

Scott Wheway

Catherine Woods

Risk management

Risk management is at the heart of Helping Britain Prosper and creating a more sustainable and inclusive future for people and businesses.

Our mission is to protect our customers, shareholders, colleagues and the Group, while enabling sustainable growth. This is achieved through informed risk decisions and robust risk management, supported by a consistent risk-focused culture.

The Risk overview (**pages 5 to 8**) provides a summary of risk management within the Group and the key focus areas for 2024.

This full risk management section provides a more in-depth view of how risk is managed within the Group including key developments in 2024, and the framework by which risks are identified, managed, mitigated and monitored.

All narrative and quantitative tables within the risk management section are unaudited unless otherwise stated. The audited information is required to comply with the requirements of relevant IFRS Accounting Standards.

Lloyds Bank Group's approach to risk

The Group operates a prudent approach to risk, with rigorous management controls, supporting sustainable business growth within the Group's risk appetite and minimising losses. Through a strong and independent risk function, a robust control framework is maintained to identify and escalate current and emerging risks, and drive and inform good risk-reward decision making.

To comply with UK-specific ring-fencing requirements, core banking services are ring-fenced from other activities within the overall Lloyds Banking Group. The Group has adopted the enterprise risk management framework (ERMF) of Lloyds Banking Group and supplemented with additional tailored practices to address the ring-fencing requirements.

Lloyds Banking Group's ERMF is structured to align with the industry-accepted internal control framework standards and applies to every area of the business, covering all types of risk. In 2024, the framework was reviewed and updated to align more closely to the changing nature of risks within the industry and the Group, along with evolving regulatory expectations.

The ERMF provides the Group with an effective mechanism for developing and embedding risk policies and risk management strategies which are aligned with the risks faced by its businesses. It also seeks to facilitate effective communication on these matters across the Group.

Updates to the enterprise risk management framework

Lloyds Banking Group has transformed its approach to risk management to support its strategic ambition and purpose of Helping Britain Prosper, and has conducted a comprehensive review of its ERMF. This has resulted in a reduction in the number of principal risk types (or level one risk categories) from 14 to 10, and the simplification of level two risk categories.

- Compliance risk supersedes the previous regulatory and legal risk
- Economic crime is now a principal risk, recognising the increased focus on topics such as fraud
- Previous change and execution, data and people risks are now classified as level two risks within the principal operational risk
- Operational resilience and strategic risk are no longer individual risks, but are addressed throughout the updated framework
- New definitions for conduct, model and operational risks

This change better aligns to the Basel Committee on Banking Supervision's event categories which will benefit the Group for scenario activities and regulatory reporting. This review will continue in 2025, with further focus on level three risks.

Further details of each principal risk, including level two risks, are provided on **pages 21 to 62**.

Risk appetite

The Group's approach to setting, and the ongoing management of risk appetite is detailed in the risk appetite framework, which is an integral component of Lloyds Banking Group's ERMF.

The Group defines risk appetite as the type and aggregate level of risk the Group is willing to take or accept in pursuit of its strategic objectives and business plans.

Risk appetite aligns to organisational objectives, defined through consideration of how it enables the Group to achieve its strategic aims. It reinforces our purpose, strategy and objectives by driving behaviour and setting boundaries around risk taking, to monitor changes in risk exposure, enabling the delivery of business plans.

The Board is responsible for approving the Group's Board risk appetite at least annually. Group Board-level risk appetite metrics are augmented further by lower-level measures to facilitate the management of Board risk appetite.

Risk culture

Guided by the Board, the senior management articulates and role models the core risk values to which the Group aspires. Lloyds Banking Group's senior management establishes a strong focus on building and sustaining long-term relationships with customers, through the economic cycle. The Group's Code of Ethics and Responsibility reinforces colleagues' accountability for the risks they take and supports better decision making to meet their customers' needs.

Risk skills and capabilities

To support a strong risk culture across the Group, all colleagues complete risk training as part of their annual mandatory training. A library of risk management learning resources is available, which all colleagues who have specific risk management roles can access to build their skills and capabilities.

There is ongoing investment in risk systems and models alongside the Group's focus on customer and product systems and processes. This drives improvements in risk data quality, aggregation and reporting, enabling effective and efficient risk decisions.

Risk governance

Governance frameworks

The Group's approach to risk is based on a robust control framework and strong risk management culture, enabling the delivery of effective risk management, guiding the way all employees approach their work, behave and make decisions.

Authority is delegated from the Board to individuals through the management hierarchy. Senior management are supported by a committee-based structure, ensuring open challenge and effective decision making.

The Group's risk appetite, principles, policies, procedures, controls, and reporting are regularly reviewed and updated as required, to ensure they remain in line with evolving regulation, law, corporate governance and industry good practice.

The Board and senior management encourage a culture of transparency which supports the interaction of the executive and non-executive governance structure.

Board-level engagement, combined with senior management in Group-wide risk issues at Group Executive Committee level, ensure that any escalated issues are addressed promptly and that necessary remediation plans are initiated as required.

Line managers are accountable for identifying and managing risks in their individual businesses, ensuring that business decisions balance risk and reward, and are consistent with the Group's risk appetite.

The risk committee governance framework is explained on **page 17**.

Risk governance structure

The risk governance structure below is integral to effective risk management across Lloyds Banking Group, including Lloyds Bank Group. To meet ring-fencing requirements, the Boards and Board Committees of Lloyds Banking Group and the Ring-Fenced Banks (Lloyds Bank plc and Bank of Scotland plc), as well as relevant Committees of Lloyds Banking Group and the Ring-Fenced Banks, will sit concurrently and referred to as the Aligned Board Model.

Three lines of defence model

The Lloyds Banking Group ERMF is implemented through a 'three lines of defence' model, which has been enhanced during 2024 to ensure more clearly defined responsibilities and accountabilities across the business, and drive further consistency across the Group's oversight and assurance activities.

The Lloyds Banking Group three lines of defence model distinguishes between risk management, risk oversight and risk assurance, with continued focus on ensuring appropriate risk resource and capabilities is in place within each area:

- Senior management within the business areas (first line of defence) have primary responsibility for risk decisions within Group risk appetite parameters set and approved by the Board. They have end-to-end accountability for all risks within their end-to-end business processes. They must ensure effective controls are in place both within the business and at third parties to manage risk appropriately within risk appetite. They are responsible for managing the direct and consequential risk by identifying, assessing, mitigating, monitoring and reporting risks. They are also responsible for complying with relevant laws and regulations
- The Risk function (second line of defence) is independent from the first line of defence. It advises on, monitors, challenges, approves, escalates where required, and reports on the risk-taking activities undertaken by the first line, ensuring these are within the constraints of the ERMF and risk appetite set by the Board. It provides oversight of governance, risk management and controls across the Group to ensure risks are identified and reported appropriately to the Board and the Group Chief Executive. The Risk function also provides regulatory advice, supports interpretation of regulatory requirements and provides oversight of first line compliance
- Group Audit (third line of defence) provide independent assurance to the Group Audit Committee, Board Risk Committee and the Board on the effectiveness of control and governance processes in place across the first and second lines. It exercises its role as a single independent internal audit function through the delivery of reviews and insights, identifying the most significant risks facing the Group. The function provides opinion and challenge on the Group's control environment to the Audit Committee, Board and Board Audit Committees
- The Company Secretariat supports senior and Board level committees and supports agenda planning. This gives a further line of escalation outside the three lines of defence

Risk governance structure


Three lines of defence model
First line of defence
Risk management
Independent challenge of first line of defence
Second line of defence
Risk oversight
Independent challenge of both first and second lines of defence
Third line of defence
Risk assurance
Aggregation
Reporting
Escalation
Audit Committee
Board
Board Risk Committee
Group Chief Executive
Primary escalation
Lloyds Banking Group and Ring-Fenced Banks Risk Committee
Primary escalation
Risk Function committees and governance
Business area principal enterprise risk committees

Risk management continued

Risk governance structure

Board, Executive and Risk Committees

The Group's risk governance structure strengthens risk evaluation and management, while also positioning the Group to manage the changing regulatory environment in an efficient and effective manner.

Assisted by the Board Risk and Audit Committees, the Board approves the Group's overall governance, risk and control frameworks and risk appetite. Refer to the corporate governance section on **pages 10 to 13**, for further information on Board Committees.

The sub-group, business unit (where appropriate) and functional risk committees review and recommend relevant risk appetite and monitor local risk profile and adherence to appetite.

Executive and Risk Committees

The Group Chief Executive is supported by the following:

Committees	Risk focus
Lloyds Banking Group and Ring-Fenced Banks Executive Committee (GEC)	Assists the Group Chief Executive in exercising their authority in relation to material matters which have strategic, cross-business unit, cross-function or Group-wide implications.
Lloyds Banking Group and Ring-Fenced Banks Risk Committees (GRC)	Responsible for the development, implementation and effectiveness of Lloyds Banking Group's enterprise risk management framework, the clear articulation of the Group's risk appetite and monitoring and reviewing of the Group's aggregate risk exposures, control environment and concentrations of risk.
Lloyds Banking Group and Ring-Fenced Banks Asset and Liability Committees (GALCO)	Responsible for the strategic direction of the Group's assets and liabilities and the profit and loss implications of balance sheet management actions. The Committee reviews and determines the appropriate allocation of capital, liquidity and funding, and market risk resources and makes appropriate trade-offs between risk and reward.
Lloyds Banking Group and Ring-Fenced Banks Cost Management Committees	Leads and shapes the Group's approach to cost management, ensuring appropriate governance and process over Group-wide cost management activities and effective control of the Group's cost base.
Lloyds Banking Group and Ring-Fenced Banks Contentious Regulatory Committees	Provides senior management oversight, challenge and accountability in connection with the Group's engagement with contentious regulatory matters as agreed by the Group Chief Executive.
Lloyds Banking Group and Ring-Fenced Banks Strategic Delivery Committees	Responsible for driving the execution of the Group's investment portfolio and strategic transformation agenda as agreed by the Group Chief Executive. Monitors execution performance and progress against strategic objectives. Assists in resolving issues on individual project areas and prioritisation across the Group. Seeks to resolve challenges that require cross-Group support, ensuring appropriate funding is available. Ensures that project performance provides value for money for the Group, and that autonomy is maintained alongside accountability for projects and platforms.
Lloyds Banking Group and Ring-Fenced Banks Disclosure Committee	Provides oversight of the accuracy, completeness and timeliness of disclosures made to the market and/or prospective investors.
Lloyds Banking Group and Ring-Fenced Banks Net Zero Committees	Provides direction and oversight of the Group's environmental sustainability strategy, with particular focus on the net zero transition and nature strategy. Oversight of the Group's approach to meeting external environmental commitments and targets, including the Net Zero Banking Alliance (NZBA). Recommend all external material commitments and targets in relation to environmental sustainability.
Lloyds Banking Group and Ring-Fenced Banks Conduct Investigations Committee	Protects and promotes the Group's conduct, values and behaviours by taking action to rectify the most serious cases of misconduct within the Group. The Committee makes decisions and recommendations (including sanctions) on investigations which have been referred from the triage process, and oversees regular reviews to identify thematic outcomes and lessons learned, which are shared with the business.
The Lloyds Banking Group and Ring-Fenced Banks Risk Committee is supported by business unit risk committees, cross-business unit committees addressing specific matters of Group-wide significance, and the following second line of defence Risk committees which ensure oversight of risk management:	
Lloyds Banking Group and Ring-Fenced Banks Market Risk Committee	Responsible for monitoring, oversight and challenge of market risk exposures across the Group. Reviews and proposes changes to the market risk management framework, and reviews the adequacy of data quality needed for managing market risks. Issues of Group-level significance are escalated to GALCO or GFRC as required.
Lloyds Banking Group and Ring-Fenced Banks Economic Crime Prevention Committee	Ensures that the Group's economic crime risk management complies with its strategic aims, corporate responsibility, risk appetite and economic crime prevention policy. The Committee provides direction and appropriate focus on priorities to enhance the Group's economic crime risk management capabilities in line with business and customer objectives, whilst aligning to the Group's target operating model.
Lloyds Banking Group and Ring-Fenced Banks Financial Risk Committee (GFRC)	Responsible for overseeing, reviewing, challenging and, where relevant, making recommendations to GALCO, GEC and/or BRC for the following matters: internal capital stress tests; all PRA and any other regulatory stress tests; reverse stress tests; ICAAP; Pillar 3; recovery plans and resolution; sign-off of level one models; annual refresh of through the cycle loss rates; Resolvability Assessment Framework; and relevant ad-hoc stress tests or other analysis as and when required by the Committee.
Lloyds Banking Group and Ring-Fenced Banks Capital Risk Committee	Provides oversight and challenge over holistic capital risk matters, focusing on Lloyds Banking Group and the Ring-Fenced Bank. Reviews latest capital positions and plans, capital risk appetite proposals, early warning indicators, Capital Contingency Framework assessment and regulatory developments specific to capital. Issues of Group-level significance are escalated to GALCO or GFRC as required.
Lloyds Banking Group and Ring-Fenced Banks Model Governance Committee	Provides debate, challenge and support of decisions relating to Lloyds Banking Group's model risk management policy. Facilitating the approval of models, model changes and model-related items as required by model policy, including items related to the governance framework as a whole and its application.
Lloyds Banking Group and Ring-Fenced Banks Liquidity Risk Committee	Provides oversight, monitoring, challenge, and approval for liquidity and funding risks across the Ring-Fenced Bank and Lloyds Banking Group. Reviews and proposes changes to the liquidity and funding risk management framework, including the ILAAP, liquidity risk appetite and internal liquidity stress testing. Issues of Group-level significance are escalated to GALCO or GFRC as required.

Risk management continued

Risk decision making and reporting

Risk analysis and reporting enables better understanding of risks and returns, supporting the identification of opportunities as well as better management of risks.

An aggregate view of the Group's overall risk profile, key risks and management actions, and performance against risk appetite, including the Group Control and Risk Environment report, is reported to and discussed regularly at Group Risk Committee and Board Risk Committee.

Risk and control cycle from identification to reporting

To allow senior management to make informed risk decisions, the business follows a continuous risk management approach. This risk and control cycle, from identification to reporting, ensures that there is consistency in the approach to managing and mitigating risks impacting the Group.

The risk and control self-assessment (RCSA) process is used to identify, measure and manage operational risks across the Group. Risks are identified and measured on an inherent basis, using a consistent quantification methodology.

Financial reporting risk management systems and internal controls

Following the updated enterprise risk management framework, financial reporting (including tax) is now recognised as a level two risk within the principal operational risk. Please see **pages 61 and 62** for further detail.

The Audit Committee reviews the quality and acceptability of Lloyds Bank Group's financial disclosures. In addition, the Lloyds Banking Group Disclosure Committee assists the Lloyds Bank Group Chief Executive and Chief Financial Officer in fulfilling their disclosure responsibilities under relevant listing and other regulatory and legal requirements.

Risk and control cycle



01 Identify

Risk identification is conducted on a continuous basis through the use of scenario analysis which considers the most material and emerging risks the Group faces, and identifies and assesses extreme, but plausible instances which may occur.

05 Report

Risks are reported via appropriate Lloyds Bank Group and Divisional level risk reports and committees, allowing independent challenge by the Risk function. When thresholds for risk appetite are breached, committee minutes are clear on the actions and time frames required to address the risk and bring the exposure back within tolerance.

02 Measure

Risks are measured against the impact and likelihood of the risk occurring, using prescribed matrices, and are determined as to whether they satisfy the Group risk appetite.

04 Monitor

Proactive monitoring or testing is established to ensure that controls continue to be effective, and that the Group remains within risk appetite.

03 Manage

Risks are then managed with appropriate controls or mitigation plans put in place, which are reviewed to ensure their effectiveness. Any risks which cannot be mitigated will then require risk acceptance via the appropriate risk governance.

Risk management continued

Stress testing

Overview

Stress testing is recognised as an important risk management tool by the Boards, senior management, the businesses and the Risk and Finance functions of all parts of the Group and its legal entities. It is fully embedded in the planning process of the Group and its key legal entities as a key activity in medium-term planning, and senior management is actively involved in stress testing activities.

Scenario stress testing is used to support:

Risk identification:

- Understanding key vulnerabilities of the Group and its key legal entities under adverse economic conditions

Risk appetite:

- Assessing the results of the stress test against the risk appetite of all parts of the Group to ensure the Group and its legal entities are managed within their risk parameters
- Setting of risk appetite by assessing the underlying risks under stress conditions

Strategic and capital planning:

- Senior management and the Boards of the Group and its key legal entities to adjust strategies if the plan does not meet risk appetite in a stressed scenario
- The ICAAP, by demonstrating capital adequacy and meeting the requirements of regulatory stress tests that are used to inform the setting of the PRA and management buffers (see capital risk on **pages 21 to 25**) of the Group and its separately regulated legal entities
- The capital allocation process which feeds into business unit performance management

Risk mitigation:

- The development of potential actions and contingency plans to mitigate the impact of adverse scenarios. Stress testing also links directly to the recovery and resolution planning process of the Group and its legal entities

Internal stress tests

On at least an annual basis, the Group conducts macroeconomic stress tests to highlight and understand the key vulnerabilities of the Group's and its legal entities' business plans to adverse changes in the economic environment, to evaluate mitigating actions and ensure that there are adequate financial resources in the event of a downturn.

Reverse stress testing

Reverse stress testing is used to explore the vulnerabilities of the Group's and its key legal entities' strategies and plans for extreme adverse events that would cause the businesses to fail. Where this identifies plausible scenarios with an unacceptably high risk, the Group or its entities will adopt measures to prevent or mitigate that and reflect these in strategic plans.

Other stress testing activity

The Group's stress testing programme also involves undertaking assessments of liquidity scenarios, market risk sensitivities and scenarios, and business-specific scenarios. If required, ad hoc stress testing exercises are also undertaken to assess emerging risks, as well as in response to regulatory requests. This wide-ranging programme provides a comprehensive view of the potential impacts arising from the risks to which the Group is exposed and reflects the nature, scale and complexity of the Group. In 2024, Lloyds Banking Group also participated in the Bank of England's System-wide exploratory scenario (SWES), to improve understanding of the behaviours of banks and non-bank financial institutions during stressed financial market conditions. The results were published at a sectorial level; for the banking sector, this stress had minimal impact.

Detailed stress testing information can be found within each relevant risk in the Risk management section (capital risk **page 21**, liquidity risk **page 51** and market risk **page 57**).

Methodology

The stress tests process must comply with all regulatory requirements, which is achieved through comprehensive scenarios and a rigorous divisional, functional, risk and executive review and challenge process, supported by analysis and insight into impacts on customers and business drivers.

All relevant business, Risk and Finance teams are involved in the delivery of analysis, and ensure the sensitivity of the business plan to each risk is well understood. The methodologies and modelling approach used for stress testing embed direct links between the macroeconomic scenarios and the drivers for each business area to give appropriate stress sensitivities. All material assumptions used in modelling are documented and justified, with a clearly communicated review and sign-off process. Modelling is supported by expert judgement and is subject to Lloyds Banking Group's model governance policy.

Governance

Clear accountabilities and responsibilities for stress testing are assigned to senior management and the Risk and Finance functions throughout the Group and its key legal entities. This is formalised through the Lloyds Banking Group business planning and stress testing policy and procedure, which are reviewed at least annually.

The Group Financial Risk Committee (GFRC), chaired by the Chief Risk Officer and attended by the Chief Financial Officer and other senior Risk and Finance colleagues, has primary responsibility for overseeing the development and execution of the Group's stress tests.

The review and challenge of the Group's detailed stress forecasts, the key assumptions behind these, and the methodology used to translate the economic assumptions into stressed outputs conclude with the appropriate Finance and Risk sign-off. The outputs are then presented to the GFRC and the Board Risk Committee for review and challenge. With regulatory exercises being approved at Board Risk Committee and Board where appropriate.

Risk management continued

Emerging and topical risks

Background and framework

Recognising emerging risks is a crucial part of the Group's risk management strategy. It allows the Group to pinpoint key risks and opportunities, enabling proactive responses through strategic planning and effective risk mitigation. Although emerging risks are not classified as principal risks, they require strong focus to prevent potentially adverse impacts or missed opportunities.

Impacts from emerging risks on the Group's principal risks can materialise in two ways:
- Emerging risks can impact the Group's principal risks directly in the absence of an appropriate strategic response
- Emerging risks can be a source of new risks, dependent on the chosen response and the underlying assumptions on how given emerging risks may manifest

Risk identification

The basis for risk identification is underpinned by horizon scanning, external research and insights, supported by collaboration between functions across the Group. The Group works closely with regulatory authorities and industry bodies to ensure that it can monitor external developments and identify and respond to the evolving landscape, particularly in relation to compliance risk. In addition, the Group engages with external experts to gain external insight and context. This activity complements and builds upon the annual strategic planning cycle and is used to identify key external trends, risks and opportunities for the Group.

The Group is continually enhancing its methods for identifying and prioritising emerging and topical risks. Throughout 2024, the Group enhanced its emerging risk methodology, further allowing greater focus on the underlying risk drivers and enabling a more granular level of assessment alongside targeted planning and mitigation activity. These improvements reflect the Group's strategic transformation journey, and the planned investments outlined in its business plans. The 2024 assessment has refined the emerging and topical risk themes from eight to six.

The emerging risk themes detailed in the Risk overview section on **page 8** align to the current principal risks the Group is managing, many of which are continuous areas of focus. The nature of emerging risks is expected to evolve and may require different solutions to mitigate from the measures used today. The risks also correlate, for example consumer expectations and market dynamics will be influenced by the UK economic and political environment.

Risk mitigation and monitoring

Emerging risk themes have been discussed at executive-level committees throughout 2024, with key actions assigned to closely monitor their manifestation and potential opportunities, and in some cases, also forming part of the business planning process. Deep dives on selected emerging risk themes are also planned for 2025.

The following table details how the Group is monitoring and mitigating against each of its emerging risk themes.

Emerging and topical risk theme	Mitigating actions
Consumer expectations and market dynamics	Regular reviews into: • Impacts caused by cost-of-living challenges • Customer proposition by business area • The Group's strategy, including performance, key risks and external environment
Evolution of operating model	• Implementation of playbooks in the event significant disruptive events occur, for example a pandemic or system outages, which are refreshed at least annually • Strengthened measures to ensure that the Group is prepared for significant disruption to supply chains • Enhanced business continuity plans ahead of the March 2025 operational resilience regulatory deadline • Review of the Group's strategic workforce planning to ensure the required skills composition
Evolution of technology, AI and cybercrime	• Continued transformation and modernisation of our technology and infrastructure • Deep dives completed on Generative AI, cyber risk, IT systems risk and economic crime prevention at Board-level committees • Implementation of a data ethics and AI framework within Lloyds Banking Group's data and model risk policies
Global economic and geopolitical environment	• Evaluation of the Group's economic assumptions in response to the macroeconomic environment • Intelligence scanning to detect and identify triggers and events that may impact the Group and its operations
Regulatory agenda and expectations	• Monitoring of regulatory developments through horizon scanning activity • Engagement with regulators on key areas of focus • Oversight of the Group's climate strategy and external sector statements
UK economic and political environment	• Evaluation of the Group's base case economic assumptions in response to the macroeconomic environment • Undertake stress tests to assess the impact of various economic scenarios on the Group's performance

Risk management continued

Full analysis of principal risk categories
The Group's risk framework covers all types of risk which affect the Group and could impact on the achievement of its strategic objectives.
Detailed information relating to each principal risk is included over the following **pages 21 to 62**.

Capital risk

Definition
Capital risk is defined as the risk that an insufficient quantity or quality of capital is held to meet regulatory requirements or to support business strategy, an inefficient level of capital is held or that capital is inefficiently deployed across the Group.

Exposures
A capital risk event arises when the Group has insufficient capital resources to support its strategic objectives and plans, and to meet both regulatory and external stakeholder requirements and expectations. This could arise due to a depletion of the Group's capital resources as a result of the crystallisation of any of the risks to which it is exposed, or through a significant increase in risk-weighted assets as a result of rule changes or economic deterioration. Alternatively a shortage of capital could arise from an increase in the minimum requirements for capital or leverage or the minimum requirement for own funds and eligible liabilities (MREL) either at Group level or regulated entity level. The Group's capital management approach is focused on maintaining sufficient and appropriate capital resources across all regulated levels of its structure in order to prevent such exposures.

Measurement
In accordance with UK ring-fencing legislation, the Group was appointed as the Ring-Fenced Bank sub-group ('RFB sub-group') under Lloyds Banking Group plc. As a result the Group is subject to separate supervision by the UK Prudential Regulation Authority (PRA) on a sub-consolidated basis (as the RFB sub-group) in addition to the supervision applied to Lloyds Bank plc on an individual basis.

> **Audited**
>
> The Group maintains capital levels on a consolidated and individual basis commensurate with a prudent level of solvency to achieve financial resilience and market confidence. To support this, capital risk appetite on both a consolidated and individual basis is calibrated by taking into consideration both an internal view of the amount of capital to hold as well as external regulatory requirements.
>
> The Group assesses both its regulatory capital requirements and the quantity and quality of capital resources it holds to meet those requirements in accordance with the relevant provisions of the Capital Requirements Directive (CRD V) and Capital Requirements Regulation (UK CRR). This is supplemented through additional regulation set out under the PRA Rulebook and through associated statements of policy, supervisory statements and other regulatory guidance.

Further details of the regulatory capital and leverage frameworks to which the Group is subject, including the means by which its capital and leverage requirements and capital resources are calculated, are provided in the Group's Pillar 3 disclosures.

The minimum amount of total capital, under Pillar 1 of the regulatory capital framework, is set at 8 per cent of total risk-weighted assets. At least 4.5 per cent of risk-weighted assets are required to be met with common equity tier 1 (CET1) capital and at least 6 per cent of risk-weighted assets are required to be met with tier 1 capital. Minimum Pillar 1 requirements are supplemented by both additional minimum requirements under Pillar 2A of the regulatory capital framework, the aggregate of which is referred to as the Group's Total Capital Requirement (TCR), and by a number of regulatory capital buffers as described below.

Additional minimum capital requirements under Pillar 2A are set by the PRA as a firm-specific Individual Capital Requirement (ICR) reflecting a point in time estimate, which may change over time, of the minimum amount of capital to cover risks that are not fully covered by Pillar 1, such as concentration risk, residual value risk and operational risk, and those risks not covered at all by Pillar 1, such as pension obligation risk and interest rate risk in the banking book (IRRBB). This is set as a variable amount for Pillar 2A (being a set percentage of risk-weighted assets), with fixed add-ons for certain risk types. The Group's Pillar 2A capital requirement at 31 December 2024 is the equivalent of around 3.0 per cent of risk-weighted assets, of which the minimum amount to be met by CET1 capital is the equivalent of around 1.7 per cent of risk-weighted assets.

A range of additional regulatory capital buffers apply under the capital rules, which are required to be met with CET1 capital. These include a capital conservation buffer (2.5 per cent of risk-weighted assets) and a time-varying countercyclical capital buffer (CCyB) which was around 1.9 per cent of risk-weighted assets at 31 December 2024.

In addition, the Group in its capacity as the RFB sub-group is subject to an other systemically important institution (O-SII) buffer of 2.0 per cent of risk-weighted assets which is designed to hold systemically important banks to higher capital standards, so that they can withstand a greater level of stress before requiring resolution. The latest review point under the Financial Policy Committee's framework occurred during November 2024 (based upon the average of the RFB sub-group's quarter-end UK leverage exposure measures over 2023) which resulted in no change to the buffer.

As part of the Group's capital planning process, forecast capital positions are subjected to stress testing to determine the adequacy of the Group's capital resources against minimum requirements, including the Pillar 2A requirement. The PRA considers outputs from both the Group's internal stress tests and Bank of England (BoE) stress tests, in conjunction with other information, as part of the process for informing the setting of a bank-specific capital buffer for the Group, known as the PRA Buffer. The PRA requires this buffer to remain confidential.

Usage of the PRA Buffer would trigger a dialogue between the Group and the PRA to agree what action is required whereas a breach of the combined buffer (all other regulatory buffers, as referenced above) would give rise to mandatory restrictions upon any discretionary capital distributions. The PRA has previously communicated its expectation that banks' capital and liquidity buffers can be drawn down as necessary to support the real economy through a shock and that sufficient time would be made available to restore buffers in a gradual manner.

In addition to the risk-based capital framework outlined above, the Group is also subject to minimum capital requirements under the UK Leverage Ratio Framework. The leverage ratio is calculated by dividing tier 1 capital resources by the leverage exposure which is a defined measure of on-balance sheet assets and off-balance sheet items.

The minimum tier 1 leverage ratio requirement under the UK Leverage Ratio Framework is 3.25 per cent. At 31 December 2024, this is supplemented by a time-varying countercyclical leverage buffer (CCLB) requirement, which is 0.7 per cent of the leverage exposure measure and an additional leverage ratio buffer (ALRB) requirement of 0.7 per cent of the leverage exposure measure which reflects the application of the Group's O-SII buffer.

At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of regulatory leverage buffers must be met by CET1 capital.

As at 31 December 2024 the leverage ratio framework did not give rise to higher regulatory capital requirements for the Group than the risk-based capital framework.

Risk management continued

Mitigating actions

The Group's capital management framework is part of a comprehensive framework within Lloyds Banking Group that includes the setting of capital risk appetite and capital planning and stress testing activities. Close monitoring of capital, leverage and MREL ratios is undertaken to ensure the Group meets regulatory requirements and risk appetite levels and deploys its capital resources efficiently.

The Group regularly refreshes and monitors its suite of early warning indicators and maintains a Capital Contingency Framework as part of the Lloyds Banking Group Recovery Plan, which is designed to identify and escalate emerging capital concerns at an early stage, so that mitigating actions can be taken, if needed. The Recovery Plan sets out a range of potential mitigating actions that the Group could take in response to a stress, including as part of the wider Lloyds Banking Group response. For example the Group is able to accumulate additional capital through the retention of profits over time, which can be enhanced through reducing or cancelling dividend payments upstreamed to its parent (Lloyds Banking Group plc), by raising new equity via an injection of capital from its parent and by issuing additional tier 1 or tier 2 capital securities to its parent. The cost and availability of additional capital from its parent is dependent upon market conditions and perceptions at the time.

The Group is also able to manage the demand for capital through management actions including adjusting its lending strategy, business disposals and through the efficient use of securitisations and other optimisation activity.

Capital policies and procedures are well established and subject to independent oversight.

Monitoring

The Group's capital is actively managed and monitoring capital ratios is a key factor in the Group's planning processes and stress testing. Multi-year base case forecasts of the Group's capital position, based upon the Group's operating plan, are produced at least annually to inform the Group capital plan whilst shorter-term forecasts are undertaken to understand and respond to variations of the Group's actual performance against the plan. The Group's capital plan is tested for capital adequacy using relevant stress scenarios and sensitivities covering adverse economic conditions as well as other adverse factors that could impact the Group.

Regular monitoring of the capital position for the Group and its key regulated entities is undertaken by a range of Lloyds Banking Group and Ring-Fenced Banks committees, including Group Capital Risk Committee (GCRC), Group Financial Risk Committee (GFRC), Group Asset and Liability Committees (GALCO) and Group Risk Committees (GRC), in addition to the Board Risk Committee (BRC) and the Board. This includes reporting of actual ratios against risk appetite, base case and stress scenario projected ratios, and review of early warning indicators and assessment against the Capital Contingency Framework.

The regulatory capital framework within which the Group operates continues to evolve and further detail on this is provided in the Group's Pillar 3 disclosures. The Group continues to monitor prudential developments very closely, analysing the potential capital impacts to ensure that, through organic capital generation and management actions, the Group continues to maintain a strong capital position that exceeds both minimum regulatory requirements and the Group's risk appetite and is consistent with market expectations.

Minimum requirement for own funds and eligible liabilities (MREL)

Global systemically important banks (G-SIBs) are subject to an international standard on total loss absorbing capacity (TLAC). The standard is designed to enhance the resilience of the global financial system by ensuring that failing G-SIBs have sufficient capital to absorb losses and recapitalise under resolution, whilst continuing to provide critical banking services.

In the UK, the Bank of England has implemented the requirements of the international TLAC standard through the establishment of a framework which sets out minimum requirements for own funds and MREL. The purpose of MREL is to require firms to maintain sufficient own funds and eligible liabilities that are capable of credibly bearing losses or recapitalising a bank whilst in resolution. MREL can be satisfied by a combination of regulatory capital and certain unsecured liabilities (which must be subordinate to a firm's operating liabilities).

The Bank of England's MREL statement of policy (MREL SoP) sets out its approach to setting external MREL and the distribution of MREL resources internally within groups. Internal MREL resources are intended to enable a material subsidiary to be recapitalised as part of a group resolution strategy without the need for the Bank of England to apply its resolution powers directly to the subsidiary itself.

The Group's parent, Lloyds Banking Group plc, is subject to the Bank of England's MREL SoP and must therefore maintain a minimum level of external MREL resources. Lloyds Banking Group plc operates a single point of entry (SPE) resolution strategy, with Lloyds Banking Group plc as the designated resolution entity. Under this strategy, the Group has been identified as a material subsidiary of Lloyds Banking Group plc and must therefore maintain a minimum level of internal MREL resources. As at 31 December 2024, the Group's internal MREL resources exceeded the minimum required.

Analysis of CET1 capital position

The Group's common equity tier 1 (CET1) capital ratio decreased to 13.7 per cent at 31 December 2024 compared to 14.4 per cent at 31 December 2023. Profit for the year, including the provision charge for motor finance commission arrangements, was more than offset by the ordinary dividends paid during the year, distributions on other equity instruments and an increase in risk-weighted assets.

Risk management continued

Capital resources

The table below summarises the consolidated capital position of the Group. This reflects the application of the transitional arrangements for IFRS 9. The Group's Pillar 3 disclosures provide a comprehensive analysis of the own funds of the Group.

	At 31 Dec 2024 £m	At 31 Dec 2023 £m
Common equity tier 1		
Shareholders' equity per balance sheet	33,975	35,355
Adjustment to retained earnings for foreseeable dividends	–	(490)
Cash flow hedging reserve	3,568	3,554
Other adjustments	(15)	73
	37,528	38,492
less: deductions from common equity tier 1		
Goodwill and other intangible assets	(5,494)	(5,531)
Prudent valuation adjustment	(92)	(117)
Excess of expected losses over impairment provisions and value adjustments	(75)	–
Removal of defined benefit pension surplus	(2,215)	(2,653)
Deferred tax assets	(4,042)	(3,971)
Common equity tier 1 capital	25,610	26,220
Additional tier 1		
Additional tier 1 instruments	5,695	5,018
Total tier 1 capital	31,305	31,238
Tier 2		
Tier 2 instruments	5,826	5,747
Eligible provisions	83	417
Total tier 2 capital	5,909	6,164
Total capital resources	37,214	37,402
Risk-weighted assets	186,996	182,560
Common equity tier 1 capital ratio	13.7%	14.4%
Tier 1 capital ratio	16.7%	17.1%
Total capital ratio	19.9%	20.5%

Total capital requirement

The Group's total capital requirement (TCR) as at 31 December 2024, being the aggregate of the Group's Pillar 1 and Pillar 2A capital requirements, was £20,479 million (31 December 2023: £20,004 million).

Risk management continued

Movements in CET1 capital resources
The key movements are set out in the table below.

	Common equity tier 1 £m
At 31 December 2023	26,220
Profit for the year	3,486
Movement in foreseeable dividends[1]	490
Dividends paid out on ordinary shares during the year	(3,990)
IFRS 9 transitional adjustment to retained earnings	(144)
Distributions on other equity instruments	(363)
Other movements	(89)
At 31 December 2024	**25,610**

1 Reflects the reversal of the brought forward accrual from 31 December 2023.

CET1 capital resources have decreased by £610 million during the year, with profit for the year more than offset by the payment of ordinary dividends during the year and distributions on other equity instruments.

The IFRS 9 transitional arrangements for dynamic relief amounted to £4 million (31 December 2023: £155 million) through CET1 capital. The transitional arrangements ended on 1 January 2025.

Movements in total capital
The Group's total capital ratio reduced to 19.9 per cent at 31 December 2024 compared to 20.5 per cent at 31 December 2023. The issuance of AT1 and Tier 2 capital instruments was more than offset by the increase in risk-weighted assets, the reduction in CET1 capital, the redemption of an AT1 capital instrument and the impact of interest rate movements, regulatory amortisation and a reduction in eligible provisions on Tier 2 capital.

Risk-weighted assets

	At 31 Dec 2024 £m	At 31 Dec 2023 £m
Foundation Internal Ratings Based (IRB) Approach	35,359	36,478
Retail IRB Approach	90,548	85,436
Other IRB Approach	6,327	6,126
IRB Approach	**132,234**	**128,040**
Standardised (STA) Approach[1]	19,380	19,021
Credit risk	**151,614**	**147,061**
Securitisation	7,648	8,246
Counterparty credit risk	1,119	875
Credit valuation adjustment risk	244	454
Operational risk	26,079	25,605
Market risk	292	319
Risk-weighted assets	**186,996**	**182,560**
of which: threshold risk-weighted assets[2]	1,211	1,424

1 Threshold risk-weighted assets are included within the Standardised (STA) Approach.
2 Threshold risk-weighted assets reflect the element of deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital.

Risk-weighted assets increased by £4,436 million, or 2 per cent, from £182,560 million at 31 December 2023 to £186,996 million at 31 December 2024. This includes the impact of lending growth, Retail secured CRD IV increases and other movements, partly offset by optimisation including capital efficient, net present value positive securitisation activity.

Risk management continued

Leverage ratio

The table below summarises the component parts of the Group's leverage ratio.

	At 31 Dec 2024 £m	At 31 Dec 2023 £m
Total tier 1 capital	**31,305**	31,238
Exposure measure		
Statutory balance sheet assets		
Derivative financial instruments	**4,235**	3,165
Securities financing transactions	**44,143**	32,796
Loans and advances and other assets	**562,835**	569,444
Total assets	**611,213**	605,405
Qualifying central bank claims	**(42,098)**	(57,430)
Derivatives adjustments	**(3,648)**	(1,737)
Securities financing transactions adjustments	**1,892**	1,431
Off-balance sheet items	**30,849**	31,494
Amounts already deducted from Tier 1 capital	**(11,864)**	(12,060)
Other regulatory adjustments[1]	**(4,012)**	(4,950)
Total exposure measure	**582,332**	562,153
Average exposure measure[2]	**597,279**	
UK leverage ratio	**5.4%**	5.6%
Average UK leverage ratio[2]	**5.3%**	
Leverage exposure measure (including central bank claims)	**624,430**	619,583
Leverage ratio (including central bank claims)	**5.0%**	5.0%

1 Includes deconsolidation adjustments that relate to the deconsolidation of certain Group entities that fall outside the scope of the Group's regulatory capital consolidation and adjustments to exclude lending under the UK Government's Bounce Back Loan Scheme (BBLS).
2 The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 October 2024 to 31 December 2024). The average of 5.3 per cent compares to 5.3 per cent at the start and 5.4 per cent at the end of the quarter.

Analysis of leverage movements

The UK leverage ratio reduced to 5.4 per cent at 31 December 2024 compared to 5.6 per cent at 31 December 2023, reflecting the increase in the leverage exposure measure following lending growth and increases across securities financing transactions and other assets (excluding central bank claims). The average leverage exposure measure reflected higher levels of securities financing transactions during the quarter.

Climate risk

Definition
The Group defines climate risk as the risk from the impacts of climate change and the transition to net zero ('inbound risk'), or a result of the Group's response to tackling climate change and supporting the transition to net zero ('outbound risk').

Embedding
Climate risk continues to be a principal risk, recognising the importance of the topic as it progresses toward being fully embedded. However, the approach is less mature compared to the Group's other principal risks and continues to evolve. Climate risk also differs from other risks, as it can materialise through inbound risk, outbound risk or potentially both:

- **Inbound risk:** impacts of a risk on the Group's balance sheet, which can lead to a financial loss. Managing inbound risks is critical to mitigate this potential impact, including supporting customers to be aware of potential risks. Examples include property devaluation, relied on as collateral, from physical and transition risks and extreme weather events increasing insurance losses
- **Outbound risk:** impacts of the Group's balance sheet or activity on the environment driven by our strategy or purpose. Examples include the insufficient consideration of climate risk in external disclosure, or external perception of the Group's actions, claims and disclosures

Understanding the potential impacts from climate risk on the Group and other stakeholders continues to develop through our evolving approach to double materiality across a range of sustainability risks, including climate risk.

Lloyds Banking Group's climate risk policy provides an overarching framework for managing climate risks. This aims to ensure awareness of key climate-related risks across the different areas of the Group, and that appropriate processes and controls are in place to mitigate these risks. The policy includes requirements for governance, scenario analysis and management of climate risks, as well as governance requirements for different aspects of Lloyds Banking Group's net zero strategy. Activity across the Group to meet these requirements is actively monitored, including through the development of the Group's climate risk profile.

The impacts from climate risk largely manifest through other principal risks. Therefore, the Group aims to ensure that consideration of climate risk is reflected within its approach for managing other principal risks.

Exposures
Climate risks arise through two channels, physical and transition risks, with various methods used to help identify and assess the Group's potential exposure.

Examples of how the Group seeks to understand physical risks include identifying areas at high risk of flooding and assessing our potential exposure to flood risk across our mortgage portfolio. Flood risk and coastal erosion is discussed in more detail in the Lloyds Banking Group sustainability report 2024 on **page 133**.

Examples of how the Group seeks to understand transition risks include:

- For Commercial Banking lending, the Group's ESG tool assesses exposure to the impact of climate risk for specific customers as part of the credit decisioning process
- For Retail lending, energy efficiency is assessed for the Homes portfolio via energy performance certificates (EPC)

Transition risks have been assessed to have more short to medium term impacts, although are particularly dependent on the extent of government policies to meet climate commitments on limiting future global warming. However, current modelling approaches suggest significant impacts relating to physical risks will be longer term, although there are industry-wide weaknesses in determining the economic impact of physical risk. Addressing these gaps might increase the estimated impact of physical risk and potentially reduce the estimated timeframe to manifest.

The Group has identified the sectors at increased risk from the impacts of climate change and continues to monitor its loans and advances to customers in these sectors, see **page 80** in the Lloyds Banking Group sustainability report 2024.

Taken together, these assessments, supported by consideration of the risks relating to the Group's response to managing these, inform the key climate-related risks at Lloyds Banking Group level. This considers the cross-cutting impacts across other principal risks.

The materiality of the Group's key climate risks reflects their potential impact on the Group, as a key component of the Lloyds Banking Group ERMF, all risks, including climate risk are assessed against a matrix with impact and likelihood axes. Several factors are assessed to determine the materiality of impacts.

These impacts are considered on an ongoing basis, with formal assessment at least annually or driven more frequently by numerous triggers. This assessment is supported by horizon scanning of climate-related developments and additional quantitative and qualitative analysis, such as scenario analysis results.

Measurement
The Group undertakes a number of different activities to measure the impact of the key inbound and outbound risks relating to climate change.

From an outbound perspective, the Group measures its emissions relating to activities across Bank finance, supply chain and its own operations. This provides a view on the impact of the Group's activities, as well as identifying areas where the Group can most effectively reduce emissions to support the transition to net zero. Further detail on the approach for each of these areas is provided on **pages 4 to 40** in the Lloyds Banking Group sustainability metrics basis of reporting 2024.

From an inbound perspective, the levels of climate risk impacting different areas of the Group are measured through a variety of metrics and approaches. In general, quantifying the impact of the risks associated with climate change requires scenario analysis particularly given the different potential outcomes and time horizons over which the risks may manifest. This is explored further in the following sub-section, however, there are some areas where consideration of climate-related risks is already embedded, reflecting the relative certainty of impacts resulting from these risks.

For example, for the UK Motor Finance portfolio, the transition from internal combustion engines (ICE) to electric vehicles (EVs) is a key consideration in measuring residual value risk (see **page 34** for credit performance of UK Motor Finance).

Scenario analysis
Lloyds Banking Group continues to develop its climate scenario analysis capabilities to inform analysis of climate risks, as well as to help shape the Lloyds Banking Group strategy to reflect climate opportunities and assess its resilience. Subsequent analysis has focused on understanding the areas of the Group most impacted by climate change, as well as assessing the impact from key climate-related risks.

Separate assessments have been undertaken for the Group's Commercial Banking lending portfolio to identify the sectors most exposed to climate transition risks. Whilst climate modelling is still relatively immature, the Group has deliberately trialled different approaches in order to understand where modelled outputs provide consistent messages with each other, or where they disagree and further exploration is needed.

Risk management continued

The following chart analyses climate risk for a benchmark of sectors using data from Planetrics, a McKinsey & Company solution[1]. This data focuses on listed companies and provides a European and North American benchmark view of each sector and is not specific to the Group's portfolio.

The estimated financial impacts from transition risk are modelled for each entity.

The relative difference between this climate estimate and a baseline provides an indicative foresight view of discounted cashflow reflecting transition risks to 2050 and physical risks to 2080. These entity-level Net Present Value (NPV) differences are aggregated to provide a view aligned to lending sectors with increased transition risk in the NGFS Phase IV Net Zero 2050 scenario.

NPV impacts in Net Zero 2050 scenario

Coal mining
Oil and gas
Automotive
Passenger transport
Industrial transport
Utilities
Agriculture
Housebuilders
Real Estate
Food manufacturing and wholesalers
General manufacturing
Construction materials and chemicals
Other construction
← NPV decrease
NPV increase →
2nd quartile range
3rd quartile range
Median

1 This chart represents the Group's own selection of applicable scenarios that is applied to a wide set of public companies (larger than the Group's own portfolio). The Group is responsible for all assumptions in its scenario selection, resulting findings, conclusions and decisions. McKinsey & Company is not an investment adviser and has not provided any investment advice.

This is broadly comparable with the results obtained from previous NGFS Phases, with two main comments:

- The 2nd quartiles have shifted slightly left, indicating a worsening view – which is consistent with the increasing assumptions required for later versions of the Net Zero 2050 scenario given lack of transition developments in the meantime
- Automobile manufacturing sector outlook has improved significantly as NGFS pathway updates reflect the switch from ICE to EV production already witnessed

Results of scenario analysis undertaken continue to support the conclusion that the Group has a relatively low Commercial Banking lending exposure to sectors which experience the most significant negative impacts when compared to exposure across those sectors with lower expected impacts. See **page 45** for further detail of the Group's lending by sector.

Climate risks also transmit via traded assets and the Group has undertaken climate scenario analysis across three bespoke climate scenarios, to understand the impact of very short-term market risk factor shocks stemming from both physical and transition risks. Resulting stressed valuations fell within existing stress test framework outcomes demonstrating the resilience of existing risk management approaches.

In 2024, Lloyds Banking Group has explored the effects of policy tightening leading to significant increases in expectations for managing sustainability. A scenario exercise was undertaken to assess the potential financial impacts of a regulatory enquiry, stemming from observed market failings, on processes associated to green and sustainable products and services relevant to the Group's Commercial Banking lending activities. The scenario analysis identified actions to further enhance the robustness of internal controls to mitigate the risks of greenwashing.

The use of scenario analysis in assessing the impact of climate related change on credit quality in expected credit losses (ECL) saw improvements in both quantification and granularity for the 2024 assessment. Retail and commercial loan portfolios were assessed for both transition and physical risks.

For transition risk, the quantitative assessment was extended to the entire residential real estate portfolio and now assessed at account level for sensitivity to affordability stress arising from changes in energy efficiency regulations. Physical risk assessments were extended from flood risk to include coastal erosion risk for residential real estate.

For Commercial Banking lending, a top-down sector level approach used to estimate impacts, was updated to use the latest available NGFS scenarios. The approach combines sector level NPV impact estimates, NGFS Gross Domestic Product (GDP) pathways, historic impairment data and other inputs, to assess the impact of physical and transition risks.

All the individual portfolio assessments fell below materiality thresholds and, hence, the overall impact continues to be immaterial.

Mitigating actions

The Group manages climate-related risk in different ways across the four key areas of climate risk identified (net zero, disclosures, greenwashing and physical and transition risks). The following sections provide an overview of the Group's mitigation approach, including the relevant cross-cutting impacts across each of these themes.

Net zero

The Group has continued to develop action plans across its systems-led approach. Lloyds Banking Group's climate transition plan sets out the steps it will take to reduce emissions to net zero for its own operations and supply chain, as well as the emissions associated with its lending and investments portfolios. Progress against these ambitions is monitored through Lloyds Banking Group and Ring-Fenced Banks Net Zero Committee on a quarterly basis and the outputs from this have been used to measure the Group's risk appetite for climate risk. For further details, please see Lloyds Banking Group's sustainability report 2024 on **page 68**.

Disclosures

The Group's external disclosures are subject to a robust governance process, including appropriate legal review. This includes an assessment of the relevant regulatory requirements, particularly to ensure alignment with Climate-related Financial Disclosures requirements (CFD) and Task Force on Climate-related Financial Disclosures (TCFD) recommendations. External disclosures will continue to progress in line with the changing regulatory landscape, and the Group will ensure suitable controls remain in place as these develop. A number of topics are being introduced this year aiming to support early compliance of the requirements of ISSB IFRS S1 and S2 expected to be endorsed by the Government in 2025.

Greenwashing

The Group is enhancing its controls and processes in relation to greenwashing, aiming to ensure communications are clear, fair and not misleading. The Group is committed to investigating any challenge or suggestion of greenwashing and feeding any learnings into enhancing the control framework. Approaches the Group takes to support transparency, accuracy and appropriateness of products, communications and disclosures include:

- External legal review on the suitability of content within the Lloyds Banking Group sustainability report and annual report and accounts, endeavouring to support clear and accurate disclosures
- Lloyds Banking Group product policy aligned to Consumer Duty and focus on customer outcomes
- Dedicated ESG guidance to support product governance processes

Physical and transition risks

Physical and transition risks can impact different areas of the Group in different ways, some of the key areas are elaborated on below.

Commercial Banking and Retail lending

For the Group's Commercial Banking and Retail lending this could manifest in potential devaluation of property or collateral or a reduction in clients creditworthiness or affordability. The Group continues to integrate climate risk in its credit process, in addition to wider ESG considerations, with continued progress in 2024. This is through a credit risk integration strategy, which includes the Lloyds Banking Group ESG credit risk framework and policies, development of an ESG risk indicator framework at sector level helping to inform lending decisions as well as portfolio and case management.

Key developments in 2024 for assessing climate-related credit risks include:

- Transition risk assessments across Commercial Banking lending have been enhanced, including updating of the assessment criteria, incorporating methodology from our credible transition plan work, expanding into key net zero sectors: SME agriculture and commercial and residential real estate
- Retail credit decisioning has EPC controls for new and existing lending for buy-to-let, and property specific transition costs considered as part of the residential affordability assessment
- The mortgage origination stage requires a physical inspection for all properties exposed to increased flood and coastal erosion risk

Further detail on management of climate-related and ESG credit risks is provided on **page 125** of the Lloyds Banking Group sustainability report 2024.

Investments

To help manage possible impacts of physical and transition risk in the value or availability of assets, the Group has various controls in place including due diligence around the selection and oversight of our external fund managers, including around ESG factors. The investments team has dedicated fund investment leads who are responsible for all aspects of oversight, including review of climate-related risks and ESG factors and related data supplied by external fund managers. The Group also utilises the ESG Tool as part of its credit risk assessment process.

Own operations and supply chain

Climate risk is embedded in the Group's approach for managing operational resilience, as one of the key drivers within the Lloyds Banking Group strategy, considering the impact on and from climate as part of ensuring its operations remain resilient. Climate-related impacts could affect operational resilience through properties, IT systems, people and third party suppliers and create disruption to services. The Group has processes in place to consider the resilience of its property in relation to physical risks, particularly focused on its offices, data centres and branch network, to minimise the risk of service disruption. Insurers periodically highlight Lloyds Banking Group's buildings that are subject to high flood risk. These sites are then surveyed in detail to quantify that risk and determine appropriate flood defence mitigation. The Group proactively monitors the temperature and humidity in its data centres, with root cause analysis undertaken for any incidents to identify any local climate issues and remediate. Additionally, resilient tech rooms have been created where power, temperature and humidity are robustly controlled.

The Group expects its third party suppliers to review their business continuity plans and recovery strategies, ensuring these are appropriately updated to mitigate potential risks posed by climate change, to ensure continued provision of service and appropriate consideration of environmental sustainability related to their activities.

Monitoring

The Group ensures visibility and awareness of climate risks wherever they present themselves across its risk profile, with regular reporting and tracking of any identified risks. Management information across a range of themes is regularly assessed to provide insight into and oversight of management of climate risk, together with tracking of associated action plans and identification of triggers for reassessment. This follows appropriate Risk governance, across the relevant business units and is reported on a regular basis through the Lloyds Banking Group Control and Risk Environment report. This provides insight into any changes to risk profiles together with a rationale for awareness and scrutiny by senior leaders.

The Group also closely monitors climate-related regulatory developments to ensure our approach meets evolving expectations. This includes understanding the current relevant requirements, monitoring the Group's activity and progress against expectations, for example Dear CEO and CFO letters, as well as horizon scanning for new developments, such as how the ISSB IFRS disclosure standards are adopted in the UK. The Group also seeks to include and map regulatory obligations within its risk and control profile in support of compliance traceability.

Compliance risk

Definition
The risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.

Level two risks
Legal, Regulatory.

Exposures
The Group does not tolerate non-adherence to regulatory and legal requirements, and all colleagues employed by the Group are expected to comply with legal and regulatory obligations, requirements, statutes, voluntary codes and permissions. Where inadvertent instances of non-compliance occur, these are addressed promptly with corrective action to minimise exposure and avoid recurrence. The Group remains exposed to the evolving legal and regulatory landscape, such as changes to the regulatory framework and other standards.

Measurement
Compliance risk is measured against the defined risk appetite metrics, which is an assessment of material regulatory breaches and material legal incidents.

Mitigating actions
The Group undertakes a range of key mitigating actions to manage compliance risk. These include the following:

- A Group-wide risk appetite and metrics for compliance risk
- Principles are reinforced by Lloyds Banking Group policies and standards and apply across the business, aligning to the Group risk appetite
- Business units identify, assess and implement policy and regulatory and legal requirements and establish controls, processes, standards and resources to ensure appropriate governance and compliance
- Business units have systems and controls to deliver against the purpose and expectation of legal and regulatory requirements
- Business units regularly produce management information to assist in the identification of issues and test management controls are working effectively
- The Legal function provides legal advice and together, the Risk and Legal functions provide oversight, proactive support and constructive challenge to the wider business in identifying and managing regulatory and legal issues
- The Risk function conducts reviews to provide oversight of regulatory compliance
- Horizon scanning is conducted to identify and address changes in regulatory and legal requirements
- The Group engages with regulatory authorities and industry bodies on forthcoming regulatory changes, market reviews and investigations, ensuring programmes are established to deliver new regulation and legislation

Monitoring
Material risks are managed through the relevant business committees, with review and escalation provided through Group-level committees, including the escalation of any material regulatory breaches or material legal incidents. For further detail of Group-level committees, see **page 17.**

Conduct risk

Definition
The risk of the Group's activities, behaviours, strategy or business planning, having an adverse impact on outcomes for customers, undermining the integrity of the market or distort competition, which could lead to regulatory censure, reputational damage or financial loss.

Level two risks
Colleague, Customer conduct, Market.

Exposures
The Group faces significant conduct risks, which affect all aspects of the Group's operations and all types of customers. The introduction of the FCA's Consumer Duty regulation has increased expectations in relation to customer outcomes, including how the Group demonstrates, monitors and measures them.

The Group continues to monitor and assess potential impacts to customers following the Court of Appeal decision on motor finance commission arrangements, liaising closely with regulatory bodies. See note 26 to the consolidated financial statements on **page 133**.

The Group is exposed to the risk of engaging in activities which could constitute market abuse, undermine the integrity of a market in which it is active, distorting competition or creating conflicts of interest.

There is a high level of scrutiny from regulatory bodies, the media, politicians and consumer groups regarding financial institutions' treatment of customers, with particular attention to those with characteristics of vulnerability. The Group continues to apply significant focus to its treatment of all customers, in particular those in financial difficulties and those with characteristics of vulnerability, to ensure good outcomes.

The Group continuously responds and adapts to market developments that could pose heightened conduct risk, and actively monitors for early signs of customer financial difficulty.

Other key areas of focus include transparency and fairness of pricing communications; ensuring victims of Authorised Push Payment Fraud receive good outcomes; and a continued mindset shift in line with Consumer Duty requirements to improve customer outcomes throughout the Group, with particular focus on improvements to Group-wide reporting and monitoring.

Measurement
To articulate its conduct risk appetite, the Group has Conduct Risk Appetite Metrics (CRAMs) throughout all business units, with tolerances indicating where it may be operating outside its conduct risk appetite. These contain a range of product design, sales and process metrics (including outcome testing results) to provide a more holistic view of conduct risks; some products also have a suite of additional bespoke metrics.

Each of the tolerances for the metrics are agreed for the individual product or service and are regularly tracked. At a consolidated level, these metrics form part of the Board risk appetite. The Group has, and continues to, evolve its approach to conduct risk measurements to include emerging conduct themes.

Mitigating actions
The Group's ongoing commitment to delivering a leading customer experience is led by the Board, and supports the continued development of our values-led culture, with customer outcomes as a priority. There is a strong focus on strengthening the link between actions to support conduct, culture and customer, enabling robust control management.

Actions to support good conduct include:
- Conduct risk appetite established at Group and divisional level, with metrics included in the Group risk appetite to ensure ongoing focus and escalation
- Conduct policies and procedures to ensure appropriate controls and processes to deliver good customer outcomes, and support market integrity and competition requirements
- Customer needs considered through divisional customer plans, with an integral conduct lens
- Implementation of the vulnerability strategy continues, with focus on the monitoring of vulnerable customer outcomes, providing strategic direction and ensuring consistency of outcomes across the Group
- Robust product governance framework to ensure products continue to offer customers fair value, and consistently meet their needs throughout their product lifecycle
- Complaints management through responding to, and learning from, root causes of complaint volumes and Financial Ombudsman Service (FOS) change rates
- Robust colleague recruitment and training, with a continued focus on how the Group manages colleagues' performance with clear customer accountabilities
- Ongoing engagement with third parties involved in serving the Group's customers to ensure consistent delivery in line with the Group's own standards and expectations
- Enhancements made to monitoring and testing of customer outcomes to ensure the Group delivers good outcomes for customers throughout the product and service lifecycle, with areas of improvement addressed via continuous improvements to products, services and processes
- Continued focus on market conduct. The Group is a member of the Fixed Income, Currencies and Commodities Markets Standard Board and is committed to conducting its market activities in line with the principles of the UK Money Markets Code, the Global Precious Metals Code and the FX Global Code
- Adoption and investment in robust change delivery methodology, to enable the prioritisation and delivery of initiatives which address conduct challenges
- Continued focus on proactive identification and mitigation of conduct risk in the Group's strategy
- Active engagement with regulatory bodies and other stakeholders to develop understanding of concerns related to customer treatment, effective competition and market integrity, to ensure that the Group's strategic conduct focus continues to meet evolving stakeholder expectations
- Ongoing investment in additional support for customers impacted by the rising cost-of-living, including the 'More Money in Your Pocket' and 'MyExtras' hub, in addition to the benefits calculator and bill switcher tools
- Continued embedding of Consumer Duty to meet the increased expectations relating to customer outcomes

Monitoring
Conduct risk is governed through divisional risk committees and significant issues, including thematic conduct items are escalated to the Group Risk Committee, in accordance with the Lloyds Banking Group's ERMF, as well as through regular risk reporting. The risk exposures are reported, discussed and challenged at divisional risk committees. Remedial action is recommended, if required. All material conduct risk events are escalated in accordance with the Lloyds Banking Group's operational risk management toolkit.

A number of activities support the close ongoing monitoring of conduct risk, including:
- The use of CRAMs across the Group, with an escalation route to Board
- Oversight and assurance activities across the three lines of defence
- Horizon scanning to highlight developments and trends, allowing the Group to anticipate upcoming challenges and opportunities

Credit risk
Definition
Credit risk is defined as the risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off-balance sheet).

Level two risks
Retail credit (page 34), Commercial credit (page 35)

Exposures
The principal sources of credit risk within the Group arise from loans and advances, contingent liabilities, commitments and debt securities to customers, financial institutions and sovereigns.

Credit risk arises from
- **Loans and advances** (for example mortgages, term loans and overdrafts) and **commitments or guarantees** (for example credit instruments): The Group can experience potential losses from both amounts advanced and commitments to extend credit to a customer or a bank
- **Debt securities and derivatives.** The potential financial loss to the Group as a result of a counterparty defaulting on its obligations
- **Leasing arrangements** where the Group is the lessor. Note 2(J) to the consolidated financial statements on **page 87** provides details on the Group's approach to the treatment of leases

The investments held in the Group's defined benefit pension schemes also expose the Group to credit risk. Note 11 to the consolidated financial statements on **page 98** provides further information on the defined benefit pension schemes' assets and liabilities.

Loans and advances, contingent liabilities, commitments, debt securities and derivatives also expose the Group to refinance risk. Refinance risk is the possibility that an outstanding exposure cannot be repaid at its contractual maturity date. If the Group does not wish to refinance the exposure then there is refinance risk if the obligor is unable to repay by securing alternative finance.

Audited

The maximum credit risk exposure of the Group in the event of other parties failing to perform their obligations is considered to be the balance sheet carrying amount or, for non-derivative off-balance sheet transactions and financial guarantees, their contractual nominal amounts (not taking into account any collateral held).

Further details can be seen in note 15 to the consolidated financial statements on **page 109** and note 34 to the consolidated financial statements on **page 139**.

Measurement

Audited

The process for credit risk identification, measurement and control is integrated into the Board-approved framework for credit risk appetite and governance.

Credit risk is measured from different perspectives using a range of appropriate modelling and scoring techniques at a number of levels of granularity, including total balance sheet, individual portfolio, pertinent concentrations and individual customer – for both new business and existing exposure. Key metrics, which may include but are not limited to, total exposure, ECL, risk-weighted assets, new business quality, concentration risk and portfolio performance, are reported monthly to risk committees and forums.

Measures such as ECL, risk-weighted assets, observed credit performance, predicted credit quality (usually from predictive credit scoring models), collateral cover and quality, and other credit drivers (such as cash flow, affordability, leverage and indebtedness) have been incorporated into the Group's credit risk management practices to enable effective risk measurement across the Group.

The Group is strengthening its ability to manage climate-related risks and opportunities recognising the impact of climate change on credit risk.

Risk management continued

Stress testing and scenario analysis are used to estimate impairment losses and capital demand forecasts for both regulatory and internal purposes and to assist in the formulation and calibration of credit risk appetite, where appropriate.

The Risk function also tests the effectiveness of credit risk management and internal credit risk controls. This includes ensuring that the control and monitoring of higher risk and vulnerable portfolios and sectors is appropriate and confirming that appropriate loss allowances for impairment are in place. Output from these reviews helps to inform credit risk appetite, credit policy and portfolio mandates.

As the third line of defence, Group Internal Audit undertakes regular risk-based reviews to assess the effectiveness of credit risk management and controls.

Mitigating actions

The Group uses a range of approaches to mitigate credit risk.

Prudent credit principles, risk policies and appetite statements:

The independent Risk function sets out the credit principles, credit risk policies and credit risk appetite statements.

Audited

Credit risk appetite is set at Board level and is described and reported through a suite of metrics devised from a combination of accounting and credit portfolio performance measures, which include the use of various credit risk rating systems as inputs and assess credit risk at a counterparty level using three components: (i) the probability of default by the counterparty on its contractual obligations; (ii) the current exposures to the counterparty and their likely future development, from which the Group derives the exposure at default; and (iii) the likely loss ratio on the defaulted obligations, the loss given default.

Credit principles, risk policies and appetite statements are subject to regular review and governance, with any changes subject to an approval process. Risk teams monitor credit performance trends and the outlook. Risk teams also test the adequacy of and adherence to credit risk policies and processes throughout the Group. This includes tracking portfolio performance against an agreed set of credit risk appetite tolerances.

Robust models and controls: see model risk on **page 60**.

Audited

Limitations on concentration risk: there are portfolio controls on certain industries, sectors and products to reflect risk appetite as well as individual, customer and bank limit risk tolerances. Credit policies, appetite statements and mandates are aligned to the Group's risk appetite and restrict exposure to higher risk countries and potentially vulnerable sectors and asset classes. Exposures are monitored to prevent both an excessive concentration of risk and single name concentrations. These concentration risk controls are not necessarily in the form of a maximum limit on exposure, but may instead require new business in concentrated sectors to fulfil additional minimum policy and/or guideline requirements. The Group's largest credit limits are regularly monitored by the Board Risk Committee and reported in accordance with regulatory requirements.

Defined country risk management framework: the Group sets a broad maximum country risk appetite. Risk-based appetite for all countries is set within the independent Risk function, taking into account economic, financial, political and social factors as well as the approved business and strategic plans of the Group.

Specialist expertise: credit quality is managed and controlled by a number of specialist units within the business and Risk function, which provide for example: intensive management and control; security perfection; maintenance of customer and facility records; expertise in documentation for lending and associated products; sector-specific expertise; and legal services applicable to the particular market segments and product ranges offered by the Group.

Stress testing: the Group's credit portfolios are subject to regular stress testing, including Group-led PRA and other regulatory stress tests focusing on individual divisions and portfolios. For further information see **page 19**.

Frequent and robust credit risk assurance: An independent function within the Risk function provides oversight that credit risk is effectively managed and to ensure appropriate controls are in place and being adhered to. Group Audit conducts assurance on the effectiveness of credit risk management.

Collateral

The principal types of acceptable collateral include: residential and commercial properties; charges over business assets such as inventory and accounts receivable; financial instruments such as debt securities; vehicles; cash; and guarantees received from third parties.

The Group maintains appetite parameters on the acceptability of specific classes of collateral.

For non-mortgage retail lending to small businesses, collateral may include second charges over residential property and the assignment of life cover.

Collateral held as security for financial assets other than loans and advances is determined by the nature of the underlying exposure. Debt securities, including treasury and other bills, are generally unsecured, with the exception of asset-backed securities and similar instruments such as covered bonds, which are secured by portfolios of financial assets. Collateral is generally not held against loans and advances to financial institutions and debt securities. Debt securities are classified as financial assets held at amortised cost.

Securities are held as part of reverse repurchase or securities borrowing transactions or where a collateral agreement has been entered into under a master netting agreement. Derivative transactions with financial institutions are typically collateralised under a Credit Support Annex (CSA) in conjunction with the International Swaps and Derivatives Association (ISDA) Master Agreement. Derivative transactions with non-financial customers are not usually supported by a CSA.

Collateral requirements at origination depend on the transaction's nature and the borrower's credit quality, size and structure. For non-retail exposures, the Group may seek:
- A first charge over land and buildings owned and occupied by the business
- A debenture over the assets of a company or limited liability partnerships
- Limited personal guarantees from directors of a company or limited liability partnership
- Key man insurance

The Group has policies on acceptable collateral valuations, maximum loan-to-value (LTV) ratios, and other criteria for application reviews. The customer must demonstrate its ability to generate funds from normal operations to repay a customer or counterparty's financial commitments, rather than relying on the disposal of collateral.

Although lending decisions are primarily based on expected cash flows, any collateral provided may impact the pricing and other terms of a loan or facility granted. This will have a financial impact on the amount of net interest income recognised and on internal loss given default estimates that contribute to the determination of asset quality and returns.

Audited

The Group requires collateral to be valued by a qualified, independent source at the time of borrowing, where appropriate. For retail residential mortgages, automated valuation models may be used, subject to accuracy and LTV limits. Third party valuations are regularly monitored and reviewed. Collateral values are reviewed based on lending type, collateral and account performance to ensure they remain appropriate. If collateral value declines, the Group may seek additional collateral or amend facility terms. The Group adjusts estimated market values to take account of the costs of realisation and any discount associated with the realisation of the collateral when estimating credit losses.

In some circumstances, where the discounted value of the estimated net proceeds from the liquidation of collateral (i.e. net of costs, expected haircuts and anticipated changes in the value of the collateral to the point of sale) is greater than the estimated exposure at default, no credit losses are expected and no ECL allowance is recognised.

[redacted] entrations by collateral providers and [redacted] nsuring that any potential undue [redacted] ified and suitably managed by changes [redacted] ess plans.

[redacted] ation or wrong-way risk where [redacted] rchase (repo) policy, the issuer of the [redacted] arty should be neither the same nor [redacted] for derivatives. The Risk function [redacted] tend this rule to other cases where [redacted] ntries with a rating equivalent to [redacted] o have no adverse correlation [redacted] ed in that country and the country

[redacted] unimpaired other retail lending [redacted] erefore disclose the maximum loss

[redacted] eral was repossessed (2023: £229 [redacted] ntial property.

[redacted] tomers

[redacted] criteria when assessing [redacted] cured lending. The general approval process uses credit acceptance so

Risk management continued

Other credit risk transfers

The Group also undertakes asset sales, credit derivative based transactions, securitisations (including significant risk transfer transactions), purchases of credit default swaps and purchase of credit insurance as a means of mitigating or reducing credit risk and/or risk concentration, taking into account the nature of assets and the prevailing market conditions.

Monitoring

In conjunction with the Risk function, businesses identify and define portfolios of credit and related risk exposures and the key behaviours and characteristics by which those portfolios are managed and monitored. This entails the production and analysis of regular portfolio monitoring reports for review by senior management. The Risk function in turn produces an aggregated view of credit risk across the Group, including reports on material credit exposures, concentrations, concerns and other management information, which is presented to senior officers, divisional credit risk forums, business unit committees and forums, Group Risk Committee and the Board Risk Committee.

Models

The performance of all models used in credit risk is monitored in line with the Group's model governance framework – see model risk on **page 60**.

Intensive care of customers in financial difficulty

The Group operates a number of solutions to assist borrowers who are experiencing financial distress. The material elements of these solutions through which the Group has granted a concession, whether temporarily or permanently, are set out below.

Forbearance

The Group's aim in offering forbearance and other assistance to customers in financial distress is to benefit both the customer and the Group by supporting its customers and acting in their best interests by, where possible, bringing customer facilities back into a sustainable position.

The Group offers a range of tools and assistance to support customers who are encountering financial difficulties. Cases are managed on an individual basis, with the circumstances of each customer considered separately and the action taken judged as being appropriate and sustainable for both the customer and the Group.

Forbearance measures consist of concessions towards a debtor that is experiencing or about to experience difficulties in meeting its financial commitments. This can include modification of the previous terms and conditions of a contract or a total or partial refinancing of a troubled debt contract, either of which would not have been required had the debtor not been experiencing financial difficulties.

The provision and review of such assistance is controlled through the application of an appropriate policy framework and associated controls. Regular review of the assistance offered to customers is undertaken to confirm that it remains appropriate, alongside monitoring of customers' performance and the level of payments received.

The Group classifies accounts as forborne at the time a customer in financial difficulty is granted a concession.

Balances in default or classified as Stage 3 are always considered to be non-performing. Balances may be non-performing but not in default or Stage 3, where for example they are within their non-performing forbearance cure period.

Non-performing exposures can be reclassified as performing forborne after a minimum 12-month cure period, providing there are no past due amounts or concerns regarding the full repayment of the exposure. A minimum of a further 24 months must pass from the date the forborne exposure was reclassified as performing forborne before the account can exit forbearance. If conditions to exit forbearance are not met at the end of this probation period, the exposure shall continue to be identified as forborne until all the conditions are met.

The Group's treatment of loan renegotiations is included in the impairment policy in note 2(H) to the consolidated financial statements on **page 85**.

Customers receiving support from Government sponsored programmes

To assist customers in financial distress, the Group participates in Government sponsored programmes for households, including the Income Support for Mortgage Interest programme, under which the government pays the Group all or part of the interest on the mortgage on behalf of the customer. This is provided as a government loan which the customer must repay.

Lloyds Bank Group credit risk portfolio in 2024

Overview

The Group's portfolios are well positioned to benefit from an improved, but still challenging macroeconomic environment. The Group maintains a prudent approach to credit risk appetite and risk management, with strong credit origination criteria including evidence of affordability and robust LTVs in the secured portfolios.

Asset quality remains strong with improved credit performance in the year. In UK mortgages and unsecured portfolios, reductions in new to arrears and flows to default have been observed in 2024. Securitisations of primarily legacy Retail mortgages, totalling £2.0 billion of gross loans and advances to customers, during the second and fourth quarter will help mitigate credit risks in higher risk assets. Credit quality remains broadly stable and resilient in Commercial Banking. The Group continues to monitor the impacts of the economic environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group's positions.

The impairment charge in 2024 was £456 million, increasing from a charge of £343 million in 2023 which benefitted from a significant write-back following the full repayment of debt from a single name client. The 2024 charge included a higher credit from improvements in the Group's macroeconomic outlook in the year.

The Group's probability-weighted total ECL allowance decreased in the year to £3,453 million (31 December 2023: £4,021 million).

Group Stage 2 loans and advances to customers decreased to £44,658 million (31 December 2023: £52,973 million) and as a percentage of total lending to 10.0 per cent (31 December 2023: 12.1 per cent). The movement includes a redevelopment of the IFRS 9 staging approach and criteria for UK mortgages which increased Stage 2 assets, introduced alongside the adoption of a new ECL model, which together are more than offset by the transfer of assets from Stage 2 to Stage 1 as a result of improvements in the Group's macroeconomic outlook. Of the total Group Stage 2 loans and advances to customers, 93.0 per cent are up to date (31 December 2023: 92.5 per cent). Stage 2 coverage reduced slightly to 2.9 per cent (31 December 2023: 3.1 per cent).

Stage 3 loans and advances to customers decreased to £6,708 million (31 December 2023: £7,131 million), and as a percentage of total lending to 1.5 per cent (31 December 2023: 1.6 per cent), as a result of improved credit performance in addition to the securitisation of primarily legacy accounts within UK mortgages. The lower proportion of UK mortgages in Stage 3 led to an increase in Group Stage 3 coverage to 16.5 per cent (31 December 2023: 15.9 per cent).

Prudent risk appetite and risk management

- The Group continues to take a prudent and proactive approach to credit risk management and credit risk appetite with robust oversight, particularly in response to recent external events. Risk appetite is in line with the Group's strategy, and helps support customers during continued economic uncertainties in both global and domestic markets
- Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product risk appetite parameters help manage exposure to higher risk and cyclical sectors, segments and asset classes
- The Group's effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress
- The Group will continue to work closely with its customers to ensure that they receive the appropriate level of support, including but not restricted to embracing the standards outlined in the Mortgage Charter

Retail credit performance
- The Retail portfolio has remained resilient and well positioned. Consumers have adjusted to a higher rate environment, leading to a reduction in arrears over the year
- Robust risk management remains in place, with strong affordability and indebtedness controls for both new and existing lending and a prudent risk appetite approach
- In 2024, reductions in new to arrears and flow to default have been observed across UK mortgages and the unsecured portfolios
- In UK Motor Finance, new to arrears have slightly increased, returning to pre-COVID-19 levels. Flows to default have also increased, largely driven by a rise in Voluntary Terminations (VT) as used car prices have fallen from their historic highs during the pandemic
- Lending strategies are under continuous review and have been proactively managed and calibrated to the latest macroeconomic outlook, with actions taken to enhance both living and housing cost assumptions in affordability assessments
- The Retail impairment charge in 2024 was £457 million, lower than the charge of £831 million for 2023. This was due to a combination of improvements in the Group's macroeconomic outlook, notably from improved house price growth, improvements in UK mortgages credit performance, one-off benefits from the release of judgemental adjustments for inflation risk and debt sale write backs
- For UK mortgages, a redevelopment of the IFRS 9 staging approach and criteria has been introduced alongside the adoption of a new ECL model. At 31 December 2024, the significant increase in credit risk (SICR) quantitative trigger to transfer accounts from Stage 1 to Stage 2 is defined as a doubling of an account's PD since origination. IFRS 9 staging rules and triggers for other Retail portfolios are the same as at 31 December 2023. Retail customer related ECL allowance as a percentage of drawn loans and advances (coverage) is lower at 0.7 per cent (31 December 2023: 0.8 per cent)
- Improvements in the Group's macroeconomic outlook primarily in the first half of 2024, combined with improved credit performance have reduced Stage 2 loans and advances to 10.6 per cent of the Retail portfolio (31 December 2023: 12.4 per cent), of which 93.0 per cent are up to date loans (31 December 2023: 92.4 per cent). Stage 2 ECL coverage also reduced slightly to 2.4 per cent (31 December 2023: 2.6 per cent)
- Reductions within UK mortgages, as a result of improved credit performance in addition to securitisation activity resulted in a decrease in Retail Stage 3 loans and advances to 1.3 per cent of total loans and advances (31 December 2023: 1.4 per cent)
- Retail Stage 3 ECL coverage increased slightly to 14.3 per cent (31 December 2023: 14.1 per cent) as a result of a lower proportion of UK mortgages, which typically require lower coverage compared to other Retail products due to security, and higher Stage 3 ECL coverage for unsecured products following debt sale activity, which has reduced recoveries balances reported at net realisable value

UK mortgages
- The UK mortgages portfolio increased to £313.1 billion (31 December 2023: £307.3 billion), net of the impact of the securitisation of primarily legacy Retail mortgages, totalling £2.0 billion of gross loans and advances to customers, in the second and fourth quarters. Growth was largely driven by strong application volumes in the first half of the year
- The UK mortgages portfolio is well positioned with low arrears and a strong loan to value (LTV) profile. The Group has actively improved the quality of the portfolio in recent years using robust affordability and credit controls, while the balances of higher risk legacy vintages have continued to reduce
- New to arrears in the UK mortgages portfolio have reduced in 2024. The Group continues to proactively monitor existing mortgage customers as they reach the end of fixed rate deals with customers' behaviour remaining stable
- The impairment credit of £194 million in 2024 increased, compared to a credit of £51 million for 2023, due to improvements in the economic outlook and stronger credit performance

- Stage 2 loans and advances have reduced following improvements to both the Group's macroeconomic outlook and observed performance, which more than offset the redevelopment of the IFRS 9 staging approach and criteria following adoption of a new ECL model. At 31 December 2024, the significant increase in credit risk (SICR) quantitative trigger to transfer accounts from Stage 1 to Stage 2 is defined as a doubling of an account's PD since origination
- Stage 3 loans and advances have reduced due to improved credit performance and securitisation activity over 2024, which also reduces total ECL. Improvements to the macroeconomic outlook result in a reduction in Stage 3 ECL coverage

Credit cards
- Credit card balances increased to £16.2 billion (2023: £15.8 billion), due to higher demand for new cards and increased spend
- The credit card portfolio is a prime book. New to arrears have reduced in 2024 and repayment rates remained strong
- The impairment charge of £270 million for 2024 is lower than the charge of £457 million in 2023 due to improvements in the Group's macroeconomic outlook, in combination with the release of ECL judgemental adjustments raised to cover the risk of increased defaults from high inflation and cost-of-living pressures, given continued resilient portfolio performance. Total ECL coverage also reduced as a result
- Improvements in the macroeconomic outlook also result in a reduction in Stage 2 loans and advances, and Stage 2 ECL coverage
- Resilient observed arrears and default performance has also resulted in lower Stage 3 loans and advances. Stage 3 ECL coverage was higher at 50.2 per cent (2023: 45.8 per cent) following debt sale activity

UK unsecured loans and overdrafts
- UK unsecured loans and overdraft balances increased to £10.7 billion (2023: £8.5 billion) driven by organic balance growth and lower repayments following a securitisation in the fourth quarter of 2023
- Impairment charge of £272 million for 2024 is slightly higher than the charge of £251 million for 2023, largely in overdrafts where one-off benefits in the prior year have not repeated
- Improvements in the macroeconomic outlook and release of inflation judgements reduce total ECL and coverage. Stage 3 ECL coverage increased following debt sale activity

UK Motor Finance
- The UK Motor Finance portfolio increased in 2024 to £16.4 billion (31 December 2023: £15.7 billion)
- Updates to Residual Value (RV) and Voluntary Termination (VT) provisions held against Personal Contract Purchase (PCP) and Hire Purchase (HP) lending are included within ECL and the impairment charge. A combination of more stable used car prices in the second half of the year, as well as utilisation of existing judgement within this item results in a small decrease to £178 million as at 31 December 2024 (31 December 2023: £187 million)
- The impairment charge of £116 million for 2024 is lower than the charge of £169 million for 2023 as RV provisions decreased slightly year on year

Other
- Other loans and advances increased to £18.0 billion (31 December 2023: £16.6 billion), largely driven by the European business
- Stage 3 loans and advances remained broadly stable at 0.8 per cent of total loans and advances (31 December 2023: 0.9 per cent)
- There was an impairment credit of £7 million in 2024, compared to a £5 million charge in 2023

Commercial Banking credit performance

Portfolio overview

- The Commercial portfolio credit quality remains broadly stable and resilient, benefitting from a focused approach to credit underwriting and monitoring standards and proactively managing exposures to higher risk and cyclical sectors
- Credit strategies and policy remains robust, and within our credit risk appetite tolerances. The Group remains cognisant of the continued relatively elevated interest rate environment especially in, but not limited to, sectors reliant upon consumer discretionary spend. Risks include reduced asset valuation and refinancing risk, a reduction in market liquidity impacting credit supply and pressure on both household discretionary spending and business margins
- The Group continues to review segments of our portfolios as appropriate, ensuring our credit strategies, appetite, sensitivities and mitigation action plans are up-to-date and suitable for rapid action in response to both risks and opportunities, whilst supporting clients in the right way and ensuring the Group is protected. Credit Playbooks are in place to cover a number of potential credit downside scenarios and these are regularly reassessed and updated. Early warning indicators and risk appetite metrics are in place to ensure the Group tracks and takes action, where appropriate, including credit risk mitigation
- The Group continues to provide early support to customers in difficulty through focused risk management via its Watchlist and Business Support framework. The Group also balances prudent risk appetite with ensuring support for financially viable clients

Impairments

- There was a net impairment charge of £2 million, compared to a net credit of £483 million in the prior year which included a significant one-off write-back. Excluding this write-back, the charge is lower given strong asset quality, a one-off release from model loss rates and updated economic scenarios. The charge on new and existing Stage 3 clients remains low
- Customer related ECL allowances decreased in the year to £972 million at 31 December 2024 (31 December 2023: £1,137 million), driven by the one-off release in Commercial Banking from loss rates used in the impairment model in the first half of the year
- Stage 2 loans and advances decreased to £5,061 million (31 December 2023: £7,793 million), largely as a result of improvements in the Group's macroeconomic outlook, with 93.0 per cent of Stage 2 balances up to date (31 December 2023: 92.7 per cent). Stage 2 as a proportion of total loans and advances to customers decreased to 7.1 per cent (31 December 2023: 10.6 per cent). Stage 2 ECL coverage was higher at 6.2 per cent (31 December 2023: 5.7 per cent), with the increase in coverage largely as a result of a reduction in Stage 2 balances
- Stage 3 loans and advances decreased to £1,831 million (31 December 2023: £2,058 million) and as a proportion of total loans and advances to customers, reduced to 2.6 per cent (31 December 2023: 2.8 per cent). Stage 3 ECL coverage increased to 22.6 per cent (31 December 2023: 20.4 per cent)

Risk management continued

Total Group assets
Impairment charge (credit) by division

	Loans and advances to customers £m	Loans and advances to banks £m	Debt securities £m	Financial assets at fair value through other comprehensive income £m	Undrawn balances £m	2024 £m	2023 £m
UK mortgages	(188)	–	–	–	(6)	(194)	(51)
Credit cards	286	–	–	–	(16)	270	457
UK unsecured loans and overdrafts	264	–	–	–	8	272	251
UK Motor Finance	115	–	–	–	1	116	169
Other	(7)	–	–	–	–	(7)	5
Retail	470	–	–	–	(13)	457	831
Business and Commercial Banking	47	–	–	–	–	47	114
Corporate and Institutional Banking	(1)	(5)	(4)	–	(35)	(45)	(597)
Commercial Banking	46	(5)	(4)	–	(35)	2	(483)
Other	–	–	–	(3)	–	(3)	(5)
Total impairment charge (credit)	516	(5)	(4)	(3)	(48)	456	343

Total expected credit loss allowance

	At 31 Dec 2024 £m	At 31 Dec 2023 £m
Customer related balances		
Drawn	3,183	3,693
Undrawn	265	314
	3,448	4,007
Loans and advances to banks	1	6
Debt securities	4	8
Total expected credit loss allowance	3,453	4,021

Movements in total expected credit loss allowance

	Opening ECL at 31 Dec 2023 £m	Write-offs and other[1] £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 31 Dec 2024 £m
UK mortgages[2]	1,115	(69)	(194)	(263)	852
Credit cards	810	(406)	270	(136)	674
UK unsecured loans and overdrafts	515	(264)	272	8	523
UK Motor Finance	342	(98)	116	18	360
Other	88	(14)	(7)	(21)	67
Retail	2,870	(851)	457	(394)	2,476
Business and Commercial Banking	537	(99)	47	(52)	485
Corporate and Institutional Banking	613	(77)	(45)	(122)	491
Commercial Banking	1,150	(176)	2	(174)	976
Other	1	3	(3)	–	1
Total[3]	4,021	(1,024)	456	(568)	3,453

1 Contains adjustments in respect of purchased or originated credit-impaired financial assets.
2 Includes £53 million within write-offs and other relating to the securitisation of primarily legacy Retail mortgages, totalling £2.0 billion of gross loans and advances to customers.
3 Total ECL includes £5 million relating to other non-customer-related assets (31 December 2023: £14 million).

Group loans and advances to customers

The following pages contain analysis of the Group's loans and advances to customers by sub-portfolio. Loans and advances to customers are categorised into the following stages:

- Stage 1 assets comprise of newly originated assets (unless purchased or originated credit-impaired), as well as those which have not experienced a significant increase in credit risk. These assets carry an expected credit loss allowance equivalent to the expected credit losses that result from those default events that are possible within 12 months of the reporting date (12 month expected credit losses).
- Stage 2 assets are those which have experienced a significant increase in credit risk since origination. These assets carry an expected credit loss allowance equivalent to the expected credit losses arising over the lifetime of the asset (lifetime expected credit losses).
- Stage 3 assets have either defaulted or are otherwise considered to be credit-impaired. These assets carry a lifetime expected credit loss.
- Purchased or originated credit-impaired assets (POCI) are those that have been originated or acquired in a credit-impaired state. This includes within the definition of credit-impaired the purchase of a financial asset at a deep discount that reflects impaired credit losses.

Loans and advances to customers and expected credit loss allowance

	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total %	Stage 3 as % of total %
At 31 December 2024							
Loans and advances to customers							
UK mortgages	269,760	32,995	4,166	6,207	313,128	10.5	1.3
Credit cards	13,534	2,441	265	–	16,240	15.0	1.6
UK unsecured loans and overdrafts	9,314	1,247	175	–	10,736	11.6	1.6
UK Motor Finance	13,897	2,398	124	–	16,419	14.6	0.8
Other	17,373	516	147	–	18,036	2.9	0.8
Retail	323,878	39,597	4,877	6,207	374,559	10.6	1.3
Business and Commercial Banking	25,785	3,172	1,197	–	30,154	10.5	4.0
Corporate and Institutional Banking	38,176	1,889	634	–	40,699	4.6	1.6
Commercial Banking	63,961	5,061	1,831	–	70,853	7.1	2.6
Other[1]	(322)	–	–	–	(322)	–	–
Total gross lending	387,517	44,658	6,708	6,207	445,090	10.0	1.5
ECL allowance on drawn balances	(730)	(1,159)	(1,107)	(187)	(3,183)		
Net balance sheet carrying value	386,787	43,499	5,601	6,020	441,907		
Customer related ECL allowance (drawn and undrawn)							
UK mortgages	55	275	335	187	852		
Credit cards	210	331	133	–	674		
UK unsecured loans and overdrafts	170	235	118	–	523		
UK Motor Finance[2]	173	115	72	–	360		
Other	16	14	37	–	67		
Retail	624	970	695	187	2,476		
Business and Commercial Banking	132	187	166	–	485		
Corporate and Institutional Banking	112	127	248	–	487		
Commercial Banking	244	314	414	–	972		
Other	–	–	–	–	–		
Total	868	1,284	1,109	187	3,448		

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers

	Stage 1 %	Stage 2 %	Stage 3 %	POCI %	Total %
UK mortgages	–	0.8	8.0	3.0	0.3
Credit cards	1.6	13.6	50.2	–	4.2
UK unsecured loans and overdrafts	1.8	18.8	67.4	–	4.9
UK Motor Finance	1.2	4.8	58.1	–	2.2
Other	0.1	2.7	25.2	–	0.4
Retail	0.2	2.4	14.3	3.0	0.7
Business and Commercial Banking	0.5	5.9	13.9	–	1.6
Corporate and Institutional Banking	0.3	6.7	39.1	–	1.2
Commercial Banking	0.4	6.2	22.6	–	1.4
Other	–	–	–	–	–
Total	0.2	2.9	16.5	3.0	0.8

1 Contains central fair value hedge accounting adjustments.
2 UK Motor Finance includes £178 million relating to provisions against residual values of vehicles subject to finance leases.

	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total %	Stage 3 as % of total %
At 31 December 2023							
Loans and advances to customers							
UK mortgages	256,596	38,533	4,337	7,854	307,320	12.5	1.4
Credit cards	12,625	2,908	284	–	15,817	18.4	1.8
UK unsecured loans and overdrafts	7,103	1,187	196	–	8,486	14.0	2.3
UK Motor Finance	13,541	2,027	112	–	15,680	12.9	0.7
Other	15,898	525	144	–	16,567	3.2	0.9
Retail	305,763	45,180	5,073	7,854	363,870	12.4	1.4
Business and Commercial Banking	27,525	4,458	1,530	–	33,513	13.3	4.6
Corporate and Institutional Banking	35,872	3,335	528	–	39,735	8.4	1.3
Commercial Banking	63,397	7,793	2,058	–	73,248	10.6	2.8
Other[1]	(301)	–	–	–	(301)	–	–
Total gross lending	368,859	52,973	7,131	7,854	436,817	12.1	1.6
ECL allowance on drawn balances	(885)	(1,462)	(1,133)	(213)	(3,693)		
Net balance sheet carrying value	367,974	51,511	5,998	7,641	433,124		

Customer related ECL allowance (drawn and undrawn)	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m		
UK mortgages	169	376	357	213	1,115		
Credit cards	234	446	130	–	810		
UK unsecured loans and overdrafts	153	244	118	–	515		
UK Motor Finance[2]	188	91	63	–	342		
Other	20	21	47	–	88		
Retail	764	1,178	715	213	2,870		
Business and Commercial Banking	139	231	167	–	537		
Corporate and Institutional Banking	135	212	253	–	600		
Commercial Banking	274	443	420	–	1,137		
Other	–	–	–	–	–		
Total	1,038	1,621	1,135	213	4,007		

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers

	Stage 1 %	Stage 2 %	Stage 3 %	POCI %	Total %
UK mortgages	0.1	1.0	8.2	2.7	0.4
Credit cards	1.9	15.3	45.8	–	5.1
UK unsecured loans and overdrafts	2.2	20.6	60.2	–	6.1
UK Motor Finance	1.4	4.5	56.3	–	2.2
Other	0.1	4.0	32.6	–	0.5
Retail	0.2	2.6	14.1	2.7	0.8
Business and Commercial Banking	0.5	5.2	10.9	–	1.6
Corporate and Institutional Banking	0.4	6.4	47.9	–	1.5
Commercial Banking	0.4	5.7	20.4	–	1.6
Other	–	–	–	–	–
Total	0.3	3.1	15.9	2.7	0.9

1 Contains central fair value hedge accounting adjustments.
2 UK Motor Finance includes £187 million relating to provisions against residual values of vehicles subject to finance leases.

Risk management continued

Stage 2 loans and advances to customers and expected credit loss allowance

| | Up to date | | | | | | 1-30 days past due[2] | | | Over 30 days past due | | |
| | PD movements | | | Other[1] | | | | | | | | |
	Gross lending £m	ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %
At 31 December 2024												
UK mortgages	28,909	191	0.7	1,869	38	2.0	1,240	22	1.8	977	24	2.5
Credit cards	2,174	248	11.4	149	43	28.9	83	24	28.9	35	16	45.7
UK unsecured loans and overdrafts	630	129	20.5	439	52	11.8	131	36	27.5	47	18	38.3
UK Motor Finance	1,192	49	4.1	1,029	30	2.9	141	25	17.7	36	11	30.6
Other	103	3	2.9	321	7	2.2	37	2	5.4	55	2	3.6
Retail	33,008	620	1.9	3,807	170	4.5	1,632	109	6.7	1,150	71	6.2
Business and Commercial Banking	2,445	154	6.3	426	18	4.2	176	10	5.7	125	5	4.0
Corporate and Institutional Banking	1,818	123	6.8	23	1	4.3	6	–	–	42	3	7.1
Commercial Banking	4,263	277	6.5	449	19	4.2	182	10	5.5	167	8	4.8
Total	37,271	897	2.4	4,256	189	4.4	1,814	119	6.6	1,317	79	6.0
At 31 December 2023												
UK mortgages	26,665	146	0.5	9,024	133	1.5	1,771	52	2.9	1,073	45	4.2
Credit cards	2,612	345	13.2	145	49	33.8	115	34	29.6	36	18	50.0
UK unsecured loans and overdrafts	756	148	19.6	279	46	16.5	112	34	30.4	40	16	40.0
UK Motor Finance	735	30	4.1	1,120	30	2.7	138	21	15.2	34	10	29.4
Other	125	5	4.0	295	7	2.4	52	5	9.6	53	4	7.5
Retail	30,893	674	2.2	10,863	265	2.4	2,188	146	6.7	1,236	93	7.5
Business and Commercial Banking	3,455	202	5.8	590	17	2.9	253	8	3.2	160	4	2.5
Corporate and Institutional Banking	3,175	208	6.6	2	–	0.0	27	3	11.1	131	1	0.8
Commercial Banking	6,630	410	6.2	592	17	2.9	280	11	3.9	291	5	1.7
Total	37,523	1,084	2.9	11,455	282	2.5	2,468	157	6.4	1,527	98	6.4

1 Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.
2 Includes assets that have triggered PD movements, or other rules, given that being 1 to 29 days in arrears in and of itself is not a Stage 2 trigger.
3 Expected credit loss allowance on loans and advances to customers (drawn and undrawn).

The Group's assessment of a significant increase in credit risk, and resulting categorisation of Stage 2, includes customers moving into early arrears as well as a broader assessment that an up to date customer has experienced a level of deterioration in credit risk since origination. A more sophisticated assessment is required for up to date customers, which varies across divisions and product type. This assessment incorporates specific triggers such as a significant proportionate increase in probability of default relative to that at origination, recent arrears, forbearance activity, internal watch lists and external bureau flags. Up to date exposures in Stage 2 are likely to show lower levels of expected credit loss (ECL) allowance relative to those that have already moved into arrears given that an arrears status typically reflects a stronger indication of future default and greater likelihood of credit losses.

Risk management continued

Movements in balances for the year ended 31 December 2024 (audited)

The movement tables below are compiled by comparing the position at the end of the period to that at the beginning of the year. Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at the end of the period. Purchased or originated credit-impaired are not transferable.

Additions and repayments comprise new loans originated and repayments of outstanding balances throughout the reporting period.

The Group's impairment charge comprises impact of transfers between stages, other changes in credit quality and additions and repayments.

Advances written off have first been transferred to Stage 3 and then acquired a full allowance through other changes in credit quality.

Recoveries of amounts previously written off are shown at the full recovered value, with a corresponding entry in repayments and release of allowance through other changes in credit quality.

Movements in the gross carrying amount for loans and advances to customers and for allowance for expected credit losses were as follows:

	Gross carrying amount					Allowance for expected credit losses				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 1 January 2024	368,859	52,973	7,131	7,854	436,817	885	1,462	1,133	213	3,693
Exchange and other adjustments[1]	(801)	(19)	(67)	11	(876)	(11)	(5)	26	52	62
Transfers to Stage 1	25,616	(25,566)	(50)		–	413	(404)	(9)		–
Transfers to Stage 2	(25,376)	25,950	(574)		–	(66)	126	(60)		–
Transfers to Stage 3	(1,102)	(2,102)	3,204		–	(20)	(177)	197		–
Net change in ECL due to transfers						(292)	339	303		350
Impact of transfers between stages[2]	(862)	(1,718)	2,580		–	35	(116)	431		350
Other changes in credit quality[2]						(127)	(65)	708	66	582
Additions and repayments	21,038	(6,098)	(1,597)	(909)	12,434	(47)	(105)	(193)	(71)	(416)
Charge (credit) to the income statement						(139)	(286)	946	(5)	516
Disposals and derecognition[3]	(717)	(480)	(366)	(694)	(2,257)	(5)	(12)	(25)	(18)	(60)
Advances written off			(1,173)	(55)	(1,228)			(1,173)	(55)	(1,228)
Recoveries of amounts previously written off			200	–	200			200	–	200
At 31 December 2024	**387,517**	**44,658**	**6,708**	**6,207**	**445,090**	**730**	**1,159**	**1,107**	**187**	**3,183**
Allowance for expected credit losses	(730)	(1,159)	(1,107)	(187)	(3,183)					
Net carrying amount	**386,787**	**43,499**	**5,601**	**6,020**	**441,907**					
Drawn ECL coverage[4] (%)	0.2	2.6	16.5	3.0	0.7					

1   Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset's expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2   Includes a credit for methodology and model changes of £24 million, split by stage as £20 million credit for Stage 1, £2 million charge for Stage 2, £15 million charge for Stage 3 and £21 million credit for POCI.
3   Relates to the securitisations of primarily legacy Retail mortgages.
4   Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

	Gross carrying amount					Allowance for expected credit losses				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 1 January 2023	362,766	60,103	7,611	9,622	440,102	678	1,792	1,752	253	4,475
Exchange and other adjustments[1]	2,432	(8)	(8)	18	2,434	(8)	(1)	106	67	164
Transfers to Stage 1	18,355	(18,317)	(38)		–	393	(385)	(8)		–
Transfers to Stage 2	(17,963)	18,545	(582)		–	(53)	121	(68)		–
Transfers to Stage 3	(1,214)	(2,507)	3,721		–	(13)	(223)	236		–
Net change in ECL due to transfers						(254)	401	312		459
Impact of transfers between stages	(822)	(2,279)	3,101		–	73	(86)	472		459
Other changes in credit quality[2]						106	(103)	802	8	813
Additions and repayments	8,168	(3,951)	(2,338)	(1,043)	836	90	(81)	(862)	(81)	(934)
Charge (credit) to the income statement						269	(270)	412	(73)	338
Disposals and derecognition[3]	(3,685)	(892)	(122)	(743)	(5,442)	(54)	(59)	(24)	(34)	(171)
Advances written off			(1,229)	–	(1,229)			(1,229)	–	(1,229)
Recoveries of amounts previously written off			116	–	116			116	–	116
At 31 December 2023	368,859	52,973	7,131	7,854	436,817	885	1,462	1,133	213	3,693
Allowance for expected credit losses	(885)	(1,462)	(1,133)	(213)	(3,693)					
Net carrying amount	367,974	51,511	5,998	7,641	433,124					
Drawn ECL coverage[4] (%)	0.2	2.8	15.9	2.7	0.8					

1 Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset's expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2 Includes a charge for methodology and model changes of £60 million, split by stage as £96 million charge for Stage 1, £33 million credit for Stage 2, £1 million credit for Stage 3 and £2 million credit for POCI.
3 Relates to the securitisations of primarily legacy Retail mortgages and Retail unsecured loans.
4 Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

The total allowance for expected credit losses includes £178 million (2023: £187 million) in respect of residual value impairment and voluntary terminations within the Group's UK Motor Finance business.

Movements in Retail UK mortgage balances were as follows:

	Gross carrying amount					Allowance for expected credit losses				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Retail – UK mortgages										
At 1 January 2024	**256,596**	**38,533**	**4,337**	**7,854**	**307,320**	**161**	**374**	**357**	**213**	**1,105**
Exchange and other adjustments[1]	–	–	–	12	12	1	–	50	53	104
Transfers to Stage 1	21,133	(21,105)	(28)		–	135	(132)	(3)		–
Transfers to Stage 2	(21,077)	21,473	(396)		–	(11)	32	(21)		–
Transfers to Stage 3	(299)	(1,341)	1,640		–	–	(39)	39		–
Net change in ECL due to transfers						(122)	114	56		48
Impact of transfers between stages[2]	(243)	(973)	1,216		–	2	(25)	71		48
Other changes in credit quality[2]						(94)	(19)	26	66	(21)
Additions and repayments	13,901	(4,143)	(956)	(910)	7,892	(16)	(48)	(79)	(72)	(215)
Charge (credit) to the income statement						(108)	(92)	18	(6)	(188)
Disposals and derecognition[3]	(494)	(422)	(366)	(694)	(1,976)	(1)	(9)	(25)	(18)	(53)
Advances written off			(70)	(55)	(125)			(70)	(55)	(125)
Recoveries of amounts previously written off			5	–	5			5	–	5
At 31 December 2024	**269,760**	**32,995**	**4,166**	**6,207**	**313,128**	**53**	**273**	**335**	**187**	**848**
Allowance for expected credit losses	**(53)**	**(273)**	**(335)**	**(187)**	**(848)**					
Net carrying amount	**269,707**	**32,722**	**3,831**	**6,020**	**312,280**					
Drawn ECL coverage[4] (%)	–	0.8	8.0	3.0	0.3					

1 Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset's expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2 Includes a charge for methodology and model changes of £7 million, split by stage as £1 million charge for Stage 1, £9 million charge for Stage 2, £18 million charge for Stage 3 and £21 million credit for POCI.
3 Relates to the securitisations of primarily legacy Retail mortgages.
4 Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

	Gross carrying amount					Allowance for expected credit losses				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Retail – UK mortgages										
At 1 January 2023	257,517	41,783	3,416	9,622	312,338	91	552	311	253	1,207
Exchange and other adjustments[1]	–	–	–	18	18	–	–	53	67	120
Transfers to Stage 1	12,202	(12,195)	(7)		–	66	(65)	(1)		–
Transfers to Stage 2	(12,673)	13,103	(430)		–	(7)	33	(26)		–
Transfers to Stage 3	(450)	(1,656)	2,106		–	–	(66)	66		–
Net change in ECL due to transfers						(50)	91	115		156
Impact of transfers between stages	(921)	(748)	1,669		–	9	(7)	154		156
Other changes in credit quality[2]						43	(104)	14	8	(39)
Additions and repayments	1,202	(1,955)	(553)	(1,043)	(2,349)	19	(49)	(67)	(81)	(178)
Charge (credit) to the income statement						71	(160)	101	(73)	(61)
Disposals and derecognition[3]	(1,202)	(547)	(94)	(743)	(2,586)	(1)	(18)	(7)	(34)	(60)
Advances written off			(108)	–	(108)			(108)	–	(108)
Recoveries of amounts previously written off			7	–	7			7	–	7
At 31 December 2023	256,596	38,533	4,337	7,854	307,320	161	374	357	213	1,105
Allowance for expected credit losses	(161)	(374)	(357)	(213)	(1,105)					
Net carrying amount	256,435	38,159	3,980	7,641	306,215					
Drawn ECL coverage[4] (%)	0.1	1.0	8.2	2.7	0.4					

1   Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset's expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2   Includes a charge for methodology and model changes of £74 million, split by stage as £91 million charge for Stage 1, £12 million credit for Stage 2, £3 million credit for Stage 3 and £2 million credit for POCI.
3   Relates to the securitisations of primarily legacy Retail mortgages.
4   Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

Credit quality of loans and advances to customers (audited)
The analysis of lending has been prepared based on the division in which the asset is held, with the business segment in which the exposure is recorded reflected in the ratings system applied. The internal credit ratings systems used by the Group differ between Retail and Commercial, reflecting the characteristics of these exposures and the way that they are managed internally; these credit ratings are set out below. All probabilities of default (PDs) include forward-looking information and are based on 12-month values, with the exception of credit-impaired.

Retail		Commercial	
Quality classification	IFRS 9 PD range	Quality classification	IFRS 9 PD range
RMS 1–3	0.00–0.80%	CMS 1–5	0.000–0.100%
RMS 4–6	0.81–4.50%	CMS 6–10	0.101–0.500%
RMS 7–9	4.51–14.00%	CMS 11–14	0.501–3.000%
RMS 10	14.01–20.00%	CMS 15–18	3.001–20.000%
RMS 11–13	20.01–99.99%	CMS 19	20.001–99.999%
RMS 14	100.00%	CMS 20–23	100.000%

Stage 3 assets include balances of £297 million (2023: £364 million) (with outstanding amounts due of £971 million (2023: £1,167 million)) which have been subject to a partial write-off and where the Group continues to enforce recovery action.

There were no modifications of Stage 2 and Stage 3 assets during the year (2023: £180 million). No material gain or loss was recognised by the Group.

As at 31 December 2024 there were no (2023: £5 million) significant assets that had been previously modified while classified as Stage 2 or Stage 3 and were classified as Stage 1.

Gross drawn exposures and expected credit loss allowance (audited)	Drawn exposures					Allowance for expected credit losses				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2024										
Retail – UK mortgages										
RMS 1–3	261,101	21,213	–	–	282,314	46	143	–	–	189
RMS 4–6	8,487	7,384	–	–	15,871	6	51	–	–	57
RMS 7–9	112	1,296	–	–	1,408	–	15	–	–	15
RMS 10	17	273	–	–	290	–	5	–	–	5
RMS 11–13	43	2,829	–	–	2,872	1	59	–	–	60
RMS 14	–	–	4,166	6,207	10,373	–	–	335	187	522
	269,760	32,995	4,166	6,207	313,128	53	273	335	187	848
Retail – credit cards										
RMS 1–3	5,058	10	–	–	5,068	11	1	–	–	12
RMS 4–6	7,231	1,129	–	–	8,360	87	52	–	–	139
RMS 7–9	1,242	859	–	–	2,101	51	107	–	–	158
RMS 10	3	149	–	–	152	–	31	–	–	31
RMS 11–13	–	294	–	–	294	–	106	–	–	106
RMS 14	–	–	265	–	265	–	–	133	–	133
	13,534	2,441	265	–	16,240	149	297	133	–	579
Retail – UK unsecured loans and overdrafts										
RMS 1–3	1,207	2	–	–	1,209	3	–	–	–	3
RMS 4–6	7,020	484	–	–	7,504	98	27	–	–	125
RMS 7–9	1,047	307	–	–	1,354	40	36	–	–	76
RMS 10	31	111	–	–	142	3	22	–	–	25
RMS 11–13	9	343	–	–	352	1	112	–	–	113
RMS 14	–	–	175	–	175	–	–	118	–	118
	9,314	1,247	175	–	10,736	145	197	118	–	460
Retail – UK Motor Finance										
RMS 1–3	8,967	760	–	–	9,727	112	16	–	–	128
RMS 4–6	4,487	1,169	–	–	5,656	55	40	–	–	95
RMS 7–9	440	247	–	–	687	2	17	–	–	19
RMS 10	–	46	–	–	46	–	6	–	–	6
RMS 11–13	3	176	–	–	179	–	36	–	–	36
RMS 14	–	–	124	–	124	–	–	72	–	72
	13,897	2,398	124	–	16,419	169	115	72	–	356
Retail – other										
RMS 1–3	15,163	238	–	–	15,401	4	4	–	–	8
RMS 4–6	2,132	190	–	–	2,322	11	7	–	–	18
RMS 7–9	78	72	–	–	150	–	3	–	–	3
RMS 10	–	7	–	–	7	–	–	–	–	–
RMS 11–13	–	9	–	–	9	–	–	–	–	–
RMS 14	–	–	147	–	147	–	–	37	–	37
	17,373	516	147	–	18,036	15	14	37	–	66
Total Retail	323,878	39,597	4,877	6,207	374,559	531	896	695	187	2,309
Commercial Banking										
CMS 1–5	13,611	–	–	–	13,611	1	–	–	–	1
CMS 6–10	13,819	53	–	–	13,872	11	–	–	–	11
CMS 11–14	31,534	1,052	–	–	32,586	121	21	–	–	142
CMS 15–18	4,997	3,234	–	–	8,231	66	165	–	–	231
CMS 19	–	722	–	–	722	–	77	–	–	77
CMS 20–23	–	–	1,831	–	1,831	–	–	412	–	412
	63,961	5,061	1,831	–	70,853	199	263	412	–	874
Other[1]	(322)	–	–	–	(322)	–	–	–	–	–
Total loans and advances to customers	387,517	44,658	6,708	6,207	445,090	730	1,159	1,107	187	3,183

1   Drawn exposures include centralised fair value hedge accounting adjustments.

Risk management continued

Gross drawn exposures and expected credit loss allowance (audited)	Drawn exposures					Allowance for expected credit losses				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2023										
Retail – UK mortgages										
RMS 1–3	226,740	4,137	–	–	230,877	123	37	–	–	160
RMS 4–6	29,637	27,037	–	–	56,674	38	151	–	–	189
RMS 7–9	219	2,713	–	–	2,932	–	37	–	–	37
RMS 10	–	590	–	–	590	–	13	–	–	13
RMS 11–13	–	4,056	–	–	4,056	–	136	–	–	136
RMS 14	–	–	4,337	7,854	12,191	–	–	357	213	570
	256,596	38,533	4,337	7,854	307,320	161	374	357	213	1,105
Retail – credit cards										
RMS 1–3	3,906	5	–	–	3,911	9	–	–	–	9
RMS 4–6	7,159	1,248	–	–	8,407	91	65	–	–	156
RMS 7–9	1,548	1,069	–	–	2,617	67	145	–	–	212
RMS 10	12	220	–	–	232	1	50	–	–	51
RMS 11–13	–	366	–	–	366	–	141	–	–	141
RMS 14	–	–	284	–	284	–	–	130	–	130
	12,625	2,908	284	–	15,817	168	401	130	–	699
Retail – UK unsecured loans and overdrafts										
RMS 1–3	638	1	–	–	639	1	–	–	–	1
RMS 4–6	5,152	250	–	–	5,402	83	18	–	–	101
RMS 7–9	1,256	473	–	–	1,729	44	50	–	–	94
RMS 10	43	135	–	–	178	4	27	–	–	31
RMS 11–13	14	328	–	–	342	2	113	–	–	115
RMS 14	–	–	196	–	196	–	–	118	–	118
	7,103	1,187	196	–	8,486	134	208	118	–	460
Retail – UK Motor Finance										
RMS 1–3	9,979	569	–	–	10,548	142	12	–	–	154
RMS 4–6	2,791	998	–	–	3,789	41	29	–	–	70
RMS 7–9	769	228	–	–	997	3	13	–	–	16
RMS 10	–	63	–	–	63	–	7	–	–	7
RMS 11–13	2	169	–	–	171	–	30	–	–	30
RMS 14	–	–	112	–	112	–	–	63	–	63
	13,541	2,027	112	–	15,680	186	91	63	–	340
Retail – other										
RMS 1–3	13,613	240	–	–	13,853	3	4	–	–	7
RMS 4–6	2,197	186	–	–	2,383	16	13	–	–	29
RMS 7–9	–	86	–	–	86	–	4	–	–	4
RMS 10	–	6	–	–	6	–	–	–	–	–
RMS 11–13	88	7	–	–	95	–	–	–	–	–
RMS 14	–	–	144	–	144	–	–	47	–	47
	15,898	525	144	–	16,567	19	21	47	–	87
Total Retail	305,763	45,180	5,073	7,854	363,870	668	1,095	715	213	2,691
Commercial Banking										
CMS 1–5	12,145	–	–	–	12,145	2	–	–	–	2
CMS 6–10	17,259	121	–	–	17,380	23	–	–	–	23
CMS 11–14	30,366	2,793	–	–	33,159	129	57	–	–	186
CMS 15–18	3,618	4,070	–	–	7,688	63	229	–	–	292
CMS 19	9	809	–	–	818	–	81	–	–	81
CMS 20–23	–	–	2,058	–	2,058	–	–	418	–	418
	63,397	7,793	2,058	–	73,248	217	367	418	–	1,002
Other[1]	(301)	–	–	–	(301)	–	–	–	–	–
Total loans and advances to customers	368,859	52,973	7,131	7,854	436,817	885	1,462	1,133	213	3,693

1 Drawn exposures include centralised fair value hedge accounting adjustments.

Risk management continued

Concentrations of exposure (audited)

The Group's management of concentration risk includes portfolio controls on certain industries, sectors and products to reflect risk appetite as well as individual, customer and bank limit risk tolerances. Credit policies and appetite statements are aligned to the Group's risk appetite and restrict exposure to higher risk countries and potentially vulnerable sectors and asset classes. Exposures are monitored to prevent both an excessive concentration of risk and single name concentrations. The Group's largest credit limits are regularly monitored by the Board Risk Committee and reported in accordance with regulatory requirements. As part of its credit risk policy, the Group considers sustainability risk (which incorporates environmental (including climate), social and governance) in the assessment of Commercial Banking facilities.

At 31 December 2024 the most significant concentrations of exposure were in mortgages.

	2024 £m	2023 £m
Agriculture, forestry and fishing	6,338	7,038
Construction[1]	3,056	3,528
Energy and water supply	4,509	3,437
Financial, business and other services	22,013	21,441
Lease financing	16,907	17,135
Manufacturing	3,651	3,763
Mining and Quarrying[1]	168	328
Personal:		
Mortgages[2]	329,270	322,113
Other	27,966	25,287
Postal and telecommunications	3,062	2,482
Property companies	18,848	20,292
Transport, distribution and hotels	9,302	9,973
Total loans and advances to customers before allowance for impairment losses	**445,090**	436,817
Allowance for impairment losses (note 19 to the consolidated financial statements, page 122)	(3,183)	(3,693)
Total loans and advances to customers	**441,907**	433,124

1   Mining and quarrying, previously included within construction, is now presented separately.

2   Includes both UK and overseas mortgage balances.

Risk management continued

Retail UK mortgages loans and advances to customers[1]

	At 31 Dec 2024 £m	At 31 Dec 2023 £m
Mainstream	**261,630**	254,416
Buy-to-let	**47,984**	47,549
Specialist	**3,514**	5,355
Total	**313,128**	307,320

1   Balances include the impact of HBOS-related acquisition adjustments.

Interest-only UK mortgages

The Group provides interest-only mortgages to owner occupier mortgage customers whereby only payments of interest are made for the term of the mortgage with the customer responsible for repaying the principal outstanding at the end of the loan term. At 31 December 2024, owner occupier interest-only balances as a proportion of total owner occupier balances had reduced to 12.5 per cent (31 December 2023: 14.4 per cent). The average indexed loan to value remained low at 36.5 per cent (31 December 2023: 36.9 per cent).

For existing interest-only mortgages, a contact strategy is in place during the term of the mortgage to ensure that customers are aware of their obligations to repay the principal upon maturity of the loan.

Treatment strategies are in place to help customers anticipate and plan for repayment of capital at maturity and support those who may have difficulty in repaying the principal amount. A dedicated specialist team supports customers who have passed their contractual maturity date and are unable to fully repay the principal. A range of treatments are offered to customers based on their individual circumstances to create fair and sustainable outcomes.

Analysis of owner occupier interest-only UK mortgages

	At 31 Dec 2024	At 31 Dec 2023
Interest-only balances (£m)	**33,023**	37,278
Stage 1 (%)	**39.4**	54.7
Stage 2 (%)[1]	**44.5**	27.6
Stage 3 (%)	**5.5**	5.6
Purchased or originated credit-impaired (%)	**10.6**	12.1
Average loan to value (%)	**36.5**	36.9
Maturity profile (£m)		
Due	**1,541**	1,982
Within 1 year	**1,012**	1,129
2 to 5 years	**8,209**	8,803
6 to 10 years	**10,772**	13,918
Greater than 10 years	**11,489**	11,446
Past term interest-only balances (£m)[2]	**1,490**	1,925
Stage 1 (%)	**0.3**	0.2
Stage 2 (%)	**8.6**	9.3
Stage 3 (%)	**51.8**	52.2
Purchased or originated credit-impaired (%)	**39.3**	38.4
Average loan to value (%)	**35.2**	35.2
Negative equity (%)	**2.5**	2.6

1   Includes adoption of a new ECL model, where the significant increase in credit risk (SICR) quantitative Stage 2 trigger is now defined as a doubling of an account's PD since origination.
2   Balances where all interest-only elements have moved past term. Some may subsequently have had a term extension, so are no longer classed as due.

Collateral held as security for Retail loans and advances to customers (audited)

UK mortgages

An analysis by loan-to-value ratio of the Group's UK residential mortgage lending is provided below. The value of collateral used in determining the loan-to-value ratios has been estimated based upon the last actual valuation, adjusted to take into account subsequent movements in house prices. The market takes into account many factors, including environmental considerations such as flood risk and energy efficient additions, in arriving at the value of a home.

In some circumstances, where the discounted value of the estimated net proceeds from the liquidation of collateral (i.e. net of costs, expected haircuts and anticipated changes in the value of the collateral to the point of sale) is greater than the estimated exposure at default, no credit losses are expected and no ECL allowance is recognised.

Gross drawn exposures	At 31 December 2024					At 31 December 2023				
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Less than 60 per cent	145,055	27,851	3,014	5,066	180,986	145,285	22,739	3,209	6,209	177,442
60 per cent to 70 per cent	49,746	2,954	643	638	53,981	47,950	6,015	673	959	55,597
70 per cent to 80 per cent	40,292	1,168	307	232	41,999	36,413	4,506	290	333	41,542
80 per cent to 90 per cent	30,215	898	123	109	31,345	20,949	2,821	87	142	23,999
90 per cent to 100 per cent	4,420	109	36	63	4,628	5,981	2,389	30	91	8,491
Greater than 100 per cent	32	15	43	99	189	18	63	48	120	249
Total	**269,760**	**32,995**	**4,166**	**6,207**	**313,128**	256,596	38,533	4,337	7,854	307,320

UK mortgages energy performance certificate analysis

The energy performance certificate (EPC) profile of the security associated with the Group's UK mortgage portfolio is shown below:

EPC profile	A £m	B £m	C £m	D £m	E £m	F £m	G £m	Unrated properties £m	Total
At 31 December 2024	1,113	40,469	68,128	97,392	33,021	6,293	1,370	65,342	313,128
At 31 December 2023	971	41,250	64,466	95,958	34,327	6,663	1,465	62,220	307,320

The above data is sourced using the latest available government EPC information. The Group has no EPC data available for 20.9 per cent (2023: 20.2 per cent) of the UK mortgage portfolio; this portion is classified as unrated properties.

EPC ratings are not considered to be a material credit risk factor, and do not form part of the Group's credit risk calculations.

Other Retail lending

At 31 December 2024, Stage 1 and Stage 2 other retail gross lending amounted to £60,720 million (2023: £55,814 million). Stage 3 other retail lending amounted to £351 million, net of an impairment allowance of £360 million (2023: £378 million, net of an impairment allowance of £358 million).

Lending decisions are predominantly based on an obligor's ability to repay rather than reliance on the disposal of any security provided. Where the lending is secured, collateral values are rigorously assessed at the time of loan origination and are thereafter monitored in accordance with business unit credit policy.

The Group's credit risk disclosures for unimpaired other retail lending show assets gross of collateral and therefore disclose the maximum loss exposure.

Retail forbearance

The basis of disclosure for forbearance is aligned to the FINREP reporting definitions. On a statutory basis forbearance for the major retail portfolios reduced £332 million to £3,550 million. This reduction was primarily driven by the impact of removing balances following UK mortgage securitisations.

The main customer treatments included are: repair, where arrears are added to the loan balance and the arrears position cancelled; instances where there are suspensions of interest and/or capital repayments; and refinance.

Retail forborne loans and advances (audited)

	Total £m	Of which Stage 2 £m	Of which Stage 3 £m	Of which POCI £m	Expected credit losses as a % of total loans and advances which are forborne[1] %
At 31 December 2024					
UK mortgages	2,984	618	1,161	1,146	4.8
Credit cards	271	87	149	–	33.0
UK unsecured loans and overdrafts	291	119	108	–	34.7
UK Motor Finance	4	3	1	–	18.8
Total	**3,550**	**827**	**1,419**	**1,146**	**9.4**
At 31 December 2023					
UK mortgages	3,269	695	1,008	1,552	4.1
Credit cards	268	89	141	–	32.5
UK unsecured loans and overdrafts	275	107	108	–	35.5
UK Motor Finance	70	36	32	–	30.7
Total	3,882	927	1,289	1,552	8.8

1   Expected credit losses as a percentage of total loans and advances which are forborne are calculated excluding loans in recoveries for credit cards and loans and overdrafts (31 December 2024: £33 million; 31 December 2023: £55 million).

Commercial Banking forbearance

Commercial Banking forborne loans and advances reduced by £169 million to £2,210 million in 2024 (2023: £2,379 million), of which £1,776 million were in Stage 3 (2023: £1,936 million).

Risk management continued

Collateral held as security for Commercial Banking loans and advances to customers (audited)

Stage 1 and Stage 2 secured lending

For Stage 1 and Stage 2 secured commercial lending, the Group reports assets gross of collateral and therefore discloses the maximum loss exposure.

Stage 1 and Stage 2 secured commercial lending is predominantly managed on a cash flow basis. On occasion, it may include an assessment of underlying collateral, although, for Stage 3 lending, this will not always involve assessing it on a fair value basis. No aggregated collateral information for the entire unimpaired secured commercial lending portfolio is provided to key management personnel.

Stage 3 secured lending

The value of collateral is re-evaluated and its legal soundness reassessed if there is observable evidence of distress of the borrower; this evaluation is used to determine potential loss allowances and management's strategy to try to either repair the business or recover the debt.

At 31 December 2024, Stage 3 secured commercial lending amounted to £447 million, net of an impairment allowance of £149 million (2023: £503 million, net of an impairment allowance of £133 million). The fair value of the collateral held in respect of impaired secured commercial lending was £563 million (2023: £598 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation. For the purposes of determining the total collateral held by the Group in respect of impaired secured commercial lending, the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group's exposure.

Commercial Banking UK Real Estate

- Commercial Banking UK Real Estate, including Business Banking, committed drawn lending stood at £9.1 billion at 31 December 2024 (net of £3.1 billion exposures subject to protection through Significant Risk Transfer (SRT) securitisations). In addition there are undrawn lending facilities of £2.1 billion to predominantly investment grade rated corporate customers
- The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures of £6.9 billion to social housing providers are also excluded
- Despite some headwinds, the portfolio continues to remain well positioned and proactively managed with conservative LTVs, good levels of interest cover and appropriate risk mitigants in place
- Overall performance of the portfolio has remained resilient. The Group has seen improvement within this sector, with a decrease in cases in its more closely monitored Watchlist category and limited flow into Business Support
- Lending continues to be heavily weighted towards investment real estate (c.91 per cent) rather than development. Of these investment exposures, c.92 per cent have an LTV of less than 70 per cent, with an average LTV of 45 per cent. The average interest cover ratio was 3.1 times, with 72 per cent having interest cover of above 2 times. In SME, LTV at origination has been typically limited to c.55 per cent, given prudent repayment cover criteria (including notional base rate stress)
- The portfolio is well diversified with limited speculative commercial development lending (defined as property not pre-sold or pre-let at a level to fully repay the debt or generate sufficient income to meet the minimum interest cover requirements). Approximately 49 per cent of exposures relate to commercial real estate, including c.12 per cent secured by office assets, c.10 per cent by retail assets and c.12 per cent by industrial assets. Approximately 51 per cent of the portfolio relates to residential
- Recognising this is a cyclical sector, total (gross and net) and asset type quantum caps are in place to control origination and exposure. Focus remains on the UK market and new business has been written in line with a prudent risk appetite criteria including conservative LTVs, strong quality of income and proven management teams. Development lending criteria also includes maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed work, as confirmed by the Group's monitoring quantity surveyor
- Use of SRT securitisations also act as a risk mitigant in this portfolio, with run-off of these carefully managed and sequenced

LTV – UK Real Estate

	At 31 December 2024[1,2]				At 31 December 2023[1,2]			
	Stage 1 and 2 £m	Stage 3 £m	Total £m	Total %	Stage 1 and 2 £m	Stage 3 £m	Total £m	Total %
Investment exposures								
Less than 60 per cent	5,607	25	5,632	81.1	6,043	39	6,082	77.8
60 per cent to 70 per cent	674	47	721	10.4	955	9	964	12.3
70 per cent to 80 per cent	140	4	144	2.1	175	13	188	2.4
80 per cent to 100 per cent	26	67	93	1.3	96	45	141	1.8
100 per cent to 120 per cent	4	6	10	0.1	19	64	83	1.1
120 per cent to 140 per cent	4	–	4	0.1	11	38	49	0.6
Greater than 140 per cent	10	81	91	1.3	20	20	40	0.5
Unsecured[3]	253	–	253	3.6	269	–	269	3.4
Subtotal	**6,718**	**230**	**6,948**	**100.0**	7,588	228	7,816	100.0
Other[4]	512	67	579		369	19	388	
Total investment	**7,230**	**297**	**7,527**		7,957	247	8,204	
Development	731	8	739		776	71	847	
Government Supported Lending[5]	87	1	88		158	3	161	
Total	**8,048**	**306**	**8,354**		8,891	321	9,212	

1 Excludes Commercial Banking UK Real Estate exposures subject to protection through Significant Risk Transfer transactions.
2 Excludes £0.7 billion in Business Banking (31 December 2023: £0.5 billion).
3 Predominantly Investment grade corporate CRE lending where the Group is relying on the corporate covenant.
4 Mainly lower value transactions where LTV not recorded on Commercial Banking UK Real Estate monitoring system.
5 Bounce Back Loan Scheme (BBLS) and Coronavirus Business Interruption Loan Scheme (CBILS) lending to real estate clients, where government guarantees are in place at 100 per cent and 80 per cent, respectively.

Credit quality of other financial assets (audited)
Cash and balances at central banks
Significantly all of the Group's cash and balances at central banks are due from the Bank of England or the Deutsche Bundesbank.

Loans and advances to banks
Significantly all of the Group's loans and advances to banks are assessed as Stage 1.

Reverse repurchase agreement held at amortised cost
All of the Group's reverse repurchase agreements held at amortised cost are assessed as Stage 1.

Debt securities held at amortised cost
At 31 December 2024 significantly all of the Group's debt securities held at amortised cost are investment grade.

Debt securities at fair value through other comprehensive income (excluding equity shares)
At 31 December 2024 significantly all of the Group's debt securities at fair value through other comprehensive income are investment grade.

Derivative assets
The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities.

	2024			2023		
	Investment grade[1] £m	Other £m	Total £m	Investment grade[1] £m	Other £m	Total £m
Trading and other	3,294	126	3,420	1,763	193	1,956
Hedging	3	5	8	72	–	72
	3,297	131	3,428	1,835	193	2,028
Due from fellow Lloyds Banking Group undertakings			807			1,137
Total derivative financial instruments			4,235			3,165

1   Credit ratings equal to or better than 'BBB'.

Financial guarantees and loan commitments
The level of expected credit loss allowance associated with the Group's financial guarantees and loan commitments is not significant.

At 31 December 2024 £124,308 million were Stage 1 (2023: £116,583 million), £4,505 million were Stage 2 (2023: £5,948 million), £95 million were Stage 3 (2023: £144 million) and £39 million was POCI (2023: £58 million). Against these exposures the Group held an allowance for expected credit losses of £265 million (2023: £314 million).

Further details can be seen in note 19 to the consolidated financial statements on **page 122**.

Collateral held as security for other financial assets
The Group does not hold collateral against debt securities which are classified as financial assets held at amortised cost.

Reverse repurchase agreements
The Group enters into reverse repurchase agreements which are accounted for as collateralised loans (see note 15 to the consolidated financial statements on **page 109**).

Derivative assets, after offsetting of amounts under master netting arrangements
The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities (see note 15 to the consolidated financial statements on **page 109**).

Irrevocable loan commitments and other credit-related contingencies
The Group holds irrevocable loan commitments and other credit-related contingencies (see note 34 to the consolidated financial statements on **page 139**). Collateral is held as security, in the event that lending is drawn down, on £17,181 million (2023: £13,036 million) of these balances.

Collateral pledged as security
The Group pledges assets primarily for repurchase agreements and securities lending transactions which are generally conducted under terms that are usual and customary for standard secured borrowing contracts.

Repurchase agreements
The Group enters into repurchase agreements which include amounts due under the Bank of England's Term Funding Scheme with additional incentives for SMEs (TFSME) (see note 15 to the consolidated financial statements on **page 109**).

Securities lending transactions
The following on-balance sheet financial assets have been lent to counterparties under securities lending transactions:

	2024 £m	2023 £m
Financial assets at fair value through other comprehensive income	5,714	4,532

In addition, securities held as collateral in the form of stock borrowed amounted to £10,329 million (2023: £7,979 million). Of this amount, £3,970 million (2023: £2,087 million) had been resold or repledged as collateral for the Group's own transactions.

These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

Securitisations and covered bonds
In addition to the assets detailed above, the Group also holds assets that are encumbered through the Group's asset-backed conduits and its securitisation and covered bond programmes. Further details of these assets are provided in note 24 to the consolidated financial statements on **page 132**.

Economic crime risk

Definition
Economic crime risk is defined as the risk that the Group implements ineffective policies, systems, processes and controls to prevent, detect and respond to the risk of fraud and/or financial crime resulting in increased losses, regulatory censure, fines and/or adverse publicity in the UK or other jurisdictions in which the Group operates.

Level two risks
Anti-bribery, Anti-money laundering, Fraud, Sanctions.

Exposures
The principal economic crime risks to the Group are:
- Bribery, including corruption
- Money laundering, including terrorist financing, proliferation financing and the facilitation of tax evasion
- Sanctions
- Fraud, including intentional acts of deception or omission by external or internal parties

All of the above could result in customer detriment, financial loss, regulatory censure and/or reputational damage.

Measurement
Economic crime risk is measured using a suite of indicators reported to the business unit and the Group economic crime risk management committees. These indicators cover a variety of areas such as the effectiveness of key controls, breaches and suspicious activity report (SAR) disclosure rates. All are subject to ongoing monitoring, including a periodic review of metrics and thresholds to ensure they remain appropriate.

Mitigating actions
The Group adopts a risk-based approach to mitigate the economic crime risks it faces, reflecting the current and emerging economic crime risks within the market, and industry best practice.

Lloyds Banking Group-wide economic crime prevention policies and standards are maintained to ensure compliance with legal and regulatory requirements. The completion of a Lloyds Banking Group-wide risk assessment and implementation of a comprehensive suite of systems, processes and controls support the Group to detect and prevent the use of its banking network for money laundering, bribery, fraud and activities prohibited by legal and regulatory sanctions.

Lloyds Banking Group's economic crime prevention policy requires all colleagues to complete mandatory economic crime training on at least an annual basis. Lloyds Banking Group's fraud awareness programme remains a key component of the fraud control environment.

In addition to its efforts internally, Lloyds Banking Group also plays an active role with other financial institutions, industry bodies and law enforcement agencies in identifying and combatting economic crime, including:
- Being an active member of UK Finance, where Lloyds Banking Group sits as a member of the Economic Crime Product and Service Board and has representation on key economic crime committees and panels. This includes attending the sanctions and fraud committees, which are the industries' primary forums for considering and responding to issues of mutual interest
- Collaborating with peer banks and the National Crime Agency (NCA) to further develop 'Data Fusion', a ground-breaking, public-private partnership, which brings together targeted bank transaction data from seven banks and overlays it with NCA criminal intelligence as a key strategic capability in the UK's efforts to disrupt serious and organised crime
- Continuing a strategic partnership with City of London Police and helping fund the Dedicated Card and Payment Crime Unit to investigate fraud cases, target and where appropriate arrest and gain prosecution of offenders
- Being a member of Cifas, the largest cross-sector fraud sharing organisation
- Chairing the Joint Money Laundering Intelligence Taskforce senior management team and providing expert resource to the National Economic Crime Centre's operational threat cells

Monitoring
Monitoring and reporting of economic crime risk is undertaken at Board, Group and business unit and functional committees. Each committee monitors key risks, control effectiveness, indicators, events, risk appetite metrics and the results of independent testing conducted by the Risk function and Group Audit. Money Laundering Reporting Officer (MLRO) reports are also presented annually to the relevant Group-level risk committees.

Liquidity risk

Definition
Liquidity Risk is the risk that the Group does not have sufficient financial resources to meet its commitments when they fall due or can only secure them at excessive cost.

Level two risks
Funding, Liquidity.

Exposures
Liquidity exposure represents the potential stressed outflows in any future period less expected inflows. The Group considers liquidity exposure from both an internal and a regulatory perspective.

Measurement   `Audited`

Liquidity risk is managed through a series of measures, tests and reports that are primarily based on contractual maturities with behavioural overlays as appropriate. The Group undertakes quantitative and qualitative analysis of the behavioural aspects of its assets and liabilities in order to reflect their expected behaviour.

Mitigating actions   `Audited`

The Group manages and monitors liquidity risks and ensures that liquidity risk management systems and arrangements are adequate with regard to the internal risk appetite, Group strategy and regulatory requirements. Liquidity policies and procedures are subject to independent internal oversight by Risk. Overseas branches and subsidiaries of the Group may also be required to meet the liquidity requirements of the entity's domestic country. Management of liquidity requirements is performed by the overseas branch or subsidiary in line with Group policy. The Group plans funding requirements over its planning period, combining business as usual and stressed conditions. The Group manages its liquidity position paying regard to its internal risk appetite, Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) as required by the PRA, the Capital Requirements Directive (CRD V) and the Capital Requirements Regulation (UK CRR) liquidity requirements.

The Group's liquidity and funding position is underpinned by its significant customer deposit base and is supported by strong relationships across customer segments. The Group has consistently observed that, in aggregate, the retail deposit base provides a stable source of funding. Funding concentration by counterparty, currency and tenor is monitored on an ongoing basis and, where concentrations do exist, these are managed as part of the planning process and limited by the internal liquidity and funding risk monitoring framework, with analysis regularly provided to senior management.

To assist in managing the balance sheet, the Group operates a Liquidity Transfer Pricing (LTP) process which: allocates relevant interest expenses from the centre to the Group's banking businesses within the internal management accounts; helps drive the correct inputs to customer pricing; and is consistent with regulatory requirements. LTP makes extensive use of behavioural maturity profiles, taking account of expected customer loan prepayments and stability of customer deposits, modelled on historic data.

The Group can monetise liquid assets quickly, either through the repurchase agreements (repo) market or through outright sale. In addition, the Group has pre-positioned a substantial amount of assets at the Bank of England's Discount Window Facility which can be used to access additional liquidity in a time of stress. The Group considers diversification across geography, currency, markets and tenor when assessing appropriate holdings of liquid assets. The Group's liquid asset buffer is available for deployment at immediate notice, subject to complying with regulatory requirements.

Monitoring
Daily monitoring and control processes are in place to address internal and regulatory liquidity requirements. The Group monitors a range of market and internal early warning indicators on a daily basis for early signs of liquidity risk in the market or specific to the Group. This captures regulatory metrics as well as metrics the Group considers relevant for its liquidity profile. These are a mixture of quantitative and qualitative measures, including: daily variation of customer balances; changes in maturity profiles; funding concentrations; changes in LCR outflows; credit default swap (CDS) spreads; and basis risks.

The Group carries out internal stress testing of its liquidity and potential cash flow mismatch position over both short (up to one month) and longer-term horizons against a range of scenarios forming an important part of the internal risk appetite. The scenarios and assumptions are reviewed at least annually to ensure that they continue to be relevant to the nature of the business, including reflecting emerging horizon risks to the Group. For further information on the Group's 2024 liquidity stress testing results refer to **page 54**.

The Group maintains a Liquidity Contingency Framework as part of the wider Recovery Plan which is reviewed and tested regularly and is designed to identify emerging liquidity concerns at an early stage, so that mitigating actions can be taken to avoid a more serious crisis developing. The Liquidity Contingency Framework has a foundation of robust and regular monitoring and reporting of key performance indicators, early warning indicators and risk appetite by both Group Corporate Treasury (GCT) and Risk up to and including Board level. Where movements in any of these metrics and indicator suites point to a potential issue, SME teams and their directors will escalate this information as appropriate.

Liquidity and Funding management in 2024
The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 98 per cent as at 31 December 2024 (31 December 2023: 98 per cent).

The Group's liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR) of 137 per cent (based on a monthly simple average over the previous 12 months) as at 31 December 2024 (31 December 2023: 133 per cent).

Overall, wholesale funding totalled £62.6 billion as at 31 December 2024 (31 December 2023: £70.4 billion). The total outstanding amount of drawings from the Bank of England's Term Funding Scheme with additional incentives for SMEs (TFSME) has reduced to £21.9 billion at 31 December 2024 (31 December 2023: £30.0 billion), with maturities in 2025, 2027 and beyond. The repayment of TFSME has been factored into the Group's funding plans.

The Group's credit ratings are well positioned and continue to reflect the strength of the Group's management and franchise, along with its robust financial performance, capital and funding position. In November 2024, Fitch upgraded the Group's ratings by one notch.

Risk management continued

Lloyds Bank Group funding requirements and sources

	At 31 Dec 2024 £bn	At 31 Dec 2023 £bn
Lloyds Bank Group funding position		
Cash and balances at central banks	**42.4**	57.9
Loans and advances to banks	**6.4**	8.8
Loans and advances to customers	**441.9**	433.1
Reverse repurchase agreements – non-trading	**44.1**	32.8
Debt securities at amortised cost	**11.9**	12.5
Financial assets at fair value through other comprehensive income	**30.3**	27.3
Other assets[1]	**34.2**	33.0
Total Lloyds Bank Group assets	**611.2**	605.4
Less other liabilities[1]	**(25.2)**	(12.6)
Funding requirements	**586.0**	592.8
Wholesale funding[2]	**62.6**	70.4
Customer deposits	**451.8**	442.0
Repurchase agreements – non-trading	**7.7**	7.7
Term Funding Scheme with additional incentives for SMEs (TFSME)	**21.9**	30.0
Deposits from fellow Lloyds Banking Group undertakings	**2.3**	2.3
Total equity	**39.7**	40.4
Funding sources	**586.0**	592.8

1 Other assets and other liabilities primarily include the fair value of derivative assets and liabilities.
2 The Group's definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £0.6 billion (31 December 2023: £0.6 billion).

Reconciliation of Lloyds Bank Group funding to the balance sheet (audited)

	Included in funding analysis £bn	Cash collateral received £bn	Fair value and other accounting methods[1] £bn	Balance sheet £bn
At 31 December 2024				
Deposits from banks	**2.3**	**0.6**	**0.2**	**3.1**
Debt securities in issue at amortised cost	**51.6**	**–**	**(6.3)**	**45.3**
Subordinated liabilities	**8.7**	**–**	**(1.5)**	**7.2**
Total wholesale funding	**62.6**	**0.6**		
Customer deposits	**451.8**	**–**	**–**	**451.8**
Total	**514.4**	**0.6**		
At 31 December 2023				
Deposits from banks	2.8	0.6	0.2	3.6
Debt securities in issue at amortised cost	59.3	–	(6.9)	52.4
Subordinated liabilities	8.3	–	(1.4)	6.9
Total wholesale funding	70.4	0.6		
Customer deposits	442.0	–	–	442.0
Total	512.4	0.6		

1 Includes the unamortised HBOS acquisition adjustments on subordinated liabilities, the fair value movements on liabilities held at fair value through profit or loss, and hedge accounting adjustments that impact the accounting carrying value of the liabilities.

Risk management continued

Analysis of 2024 total wholesale funding by residual maturity

	Up to 1 month £bn	1 to 3 months £bn	3 to 6 months £bn	6 to 9 months £bn	9 to 12 months £bn	1 to 2 years £bn	2 to 5 years £bn	Over five years £bn	Total at 31 Dec 2024 £bn	Total at 31 Dec 2023 £bn
Deposits from banks	1.5	0.4	0.4	–	–	–	–	–	2.3	2.8
Debt securities in issue:										
Certificates of deposit issued	–	0.2	0.2	–	0.1	–	–	–	0.5	3.1
Commercial paper	0.3	2.4	1.0	0.7	0.6	–	–	–	5.0	8.4
Senior unsecured notes issued	0.9	2.7	0.5	1.3	0.3	3.1	8.2	12.1	29.1	29.5
Covered bonds	–	2.0	0.2	–	–	2.7	6.5	0.3	11.7	14.1
Securitisation notes	–	–	–	–	–	0.7	4.0	0.6	5.3	4.2
	1.2	7.3	1.9	2.0	1.0	6.5	18.7	13.0	51.6	59.3
Subordinated liabilities	–	0.6	0.3	–	–	0.5	2.6	4.7	8.7	8.3
Total wholesale funding[1]	**2.7**	**8.3**	**2.6**	**2.0**	**1.0**	**7.0**	**21.3**	**17.7**	**62.6**	**70.4**

1 The Group's definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £0.6 billion (31 December 2023: £0.6 billion).

Total wholesale funding by currency (audited)

	Sterling £bn	US dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2024	**16.2**	**25.4**	**14.4**	**6.6**	**62.6**
At 31 December 2023	19.8	25.7	17.8	7.1	70.4

Analysis of 2024 term issuance (audited)

	Sterling £bn	US dollar £bn	Euro £bn	Other currencies £bn	Total £bn
Securitisation[1]	1.3	–	0.4	–	1.7
Covered bonds	–	–	0.4	–	0.4
Senior unsecured notes	–	4.7	1.3	0.5	6.5
Subordinated liabilities	–	–	–	0.4	0.4
Additional tier 1	–	1.2	–	–	1.2
Total issuance	**1.3**	**5.9**	**2.1**	**0.9**	**10.2**

1 Includes significant risk transfer securitisations.

Risk management continued

Liquidity portfolio

At 31 December 2024, the Group had £107.5 billion of highly liquid unencumbered LCR eligible assets, based on a monthly simple average over the previous 12 months post any liquidity haircuts (31 December 2023: £108.7 billion), of which £102.4 billion was LCR level 1 eligible (31 December 2023: £104.4 billion) and £5.1 billion was LCR level 2 eligible (31 December 2023: £4.3 billion). These assets are available to meet cash and collateral outflows and regulatory requirements.

LCR eligible assets

	Average	
	2024[1] £bn	2023[1] £bn
Cash and central bank reserves	**43.0**	63.3
High quality government/MDB/agency bonds[2]	**56.6**	38.4
High quality covered bonds	**2.8**	2.7
Level 1	**102.4**	104.4
Level 2[3]	**5.1**	4.3
Total LCR eligible assets	**107.5**	108.7

1 Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.
2 Designated multilateral development banks (MDB).
3 Includes Level 2A and Level 2B.

LCR eligible assets by currency

	Sterling £bn	US dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2024					
Level 1	**79.0**	**11.5**	**11.9**	**–**	**102.4**
Level 2	**2.4**	**1.5**	**0.8**	**0.4**	**5.1**
Total[1]	**81.4**	**13.0**	**12.7**	**0.4**	**107.5**
At 31 December 2023					
Level 1	76.1	8.9	19.4	–	104.4
Level 2	1.7	1.9	0.5	0.2	4.3
Total[1]	77.8	10.8	19.9	0.2	108.7

1 Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.

The Group also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard to external market conditions.

Stress testing results

Internal liquidity stress testing results at 31 December 2024 (based on a monthly simple average over the previous 12 months) showed that the Group had liquidity resources representing 127 per cent of modelled outflows under the Group's most severe liquidity stress scenario (31 December 2023: 127 per cent).

This scenario includes a two notch downgrade of the Group's current long-term debt rating and accompanying one notch short-term downgrade implemented instantaneously by all major rating agencies.

Risk management continued

Maturities of financial instrument liabilities (audited)

The table below analyses financial instrument liabilities of the Group on an undiscounted future cash flow basis according to contractual maturity, into relevant maturity groupings based on the remaining period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category.

	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 5 years £m	Over 5 years £m	Total £m
At 31 December 2024						
Deposits from banks	1,769	342	504	520	105	3,240
Customer deposits	421,432	8,810	18,855	3,396	218	452,711
Repurchase agreements	8,974	5,169	15,300	9,416	–	38,859
Financial liabilities at fair value through profit or loss	9	80	415	640	5,848	6,992
Debt securities in issue at amortised cost	1,363	7,812	5,422	31,428	10,982	57,007
Lease liabilities	23	64	237	554	373	1,251
Subordinated liabilities	23	681	522	3,973	4,859	10,058
Total non-derivative financial liabilities	433,593	22,958	41,255	49,927	22,385	570,118
Derivative financial liabilities:						
Gross settled derivatives – outflows	7,535	4,934	7,476	4,956	2,702	27,603
Gross settled derivatives – inflows	(7,329)	(4,683)	(6,953)	(4,332)	(1,597)	(24,894)
Gross settled derivatives – net flows	206	251	523	624	1,105	2,709
Net settled derivative liabilities	3,043	–	21	57	286	3,407
Total derivative financial liabilities	3,249	251	544	681	1,391	6,116
At 31 December 2023						
Deposits from banks	1,776	947	241	611	1	3,576
Customer deposits	412,803	5,790	15,547	8,570	255	442,965
Repurchase agreements	3,626	4,092	1,085	31,399	–	40,202
Financial liabilities at fair value through profit or loss	118	42	416	1,094	4,425	6,095
Debt securities in issue at amortised cost	1,386	6,651	14,283	30,893	10,932	64,145
Lease liabilities	13	69	242	754	586	1,664
Subordinated liabilities	23	58	238	4,548	5,099	9,966
Total non-derivative financial liabilities	419,745	17,649	32,052	77,869	21,298	568,613
Derivative financial liabilities:						
Gross settled derivatives – outflows	2,890	2,145	11,374	6,549	4,168	27,126
Gross settled derivatives – inflows	(2,642)	(2,004)	(11,214)	(6,612)	(4,241)	(26,713)
Gross settled derivatives – net flows	248	141	160	(63)	(73)	413
Net settled derivative liabilities	3,013	–	51	65	317	3,446
Total derivative financial liabilities	3,261	141	211	2	244	3,859

The principal amount for undated subordinated liabilities with no redemption option is included within the over 5 years column; interest of £16 million (2023: £16 million) per annum which is payable in respect of those instruments for as long as they remain in issue is not included beyond 5 years.

An analysis of the Group's total wholesale funding by residual maturity and by currency is set out on **page 53**.

Risk management continued

Maturities of contingent liabilities, commitments and guarantees (audited)

The table below shows the contractual maturity of the Group's contingents, commitments and guarantees. Commitments are shown in the time band containing the earliest date the commitment can be drawn down. For financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

	Within 1 year £m	1 to 3 years £m	3 to 5 years £m	Over 5 years £m	Total £m
At 31 December 2024					
Acceptances and endorsements	39	–	–	–	39
Other contingent liabilities	1,201	547	204	532	2,484
Total contingent liabilities	1,240	547	204	532	2,523
Lending commitments and guarantees	127,789	559	404	84	128,836
Other commitments	111	–	–	–	111
Total commitments and guarantees	127,900	559	404	84	128,947
Total contingents, commitments and guarantees	129,140	1,106	608	616	131,470
At 31 December 2023					
Acceptances and endorsements	191	–	–	–	191
Other contingent liabilities	1,192	595	183	594	2,564
Total contingent liabilities	1,383	595	183	594	2,755
Lending commitments and guarantees	91,674	16,577	11,591	2,789	122,631
Other commitments	–	38	41	23	102
Total commitments and guarantees	91,674	16,615	11,632	2,812	122,733
Total contingents, commitments and guarantees	93,057	17,210	11,815	3,406	125,488

Market risk

Definition
Market risk is defined as the risk that the Group's capital or earnings profile are adversely affected by changes in market rates or prices, including, but not limited to, interest rates, foreign exchange, equity prices and credit spreads.

Level two risks
Banking book (**page 57**), Pensions (**page 59**), Trading book (**page 59**)

Measurement
Group risk appetite is calibrated primarily to a number of multi-risk Group economic scenarios, and is supplemented with sensitivity-based measures. The scenarios assess the impact of unlikely, but plausible, adverse stresses on income with the worst case for banking activities, defined benefit pensions and trading portfolios reported against independently, and across the Group as a whole.

The Group risk appetite is cascaded first to the Group Asset and Liability Committee (GALCO), chaired by the Chief Financial Officer, where risk appetite is approved and monitored by risk type, and then to the Group Market Risk Committee (GMRC) where risk appetite is sub-allocated by business unit. These metrics are reviewed regularly by senior management to inform effective decision making.

Mitigating actions
GALCO is responsible for approving and monitoring market risk management techniques, market risk measures, behavioural assumptions, and the market risk policy. Various mitigation activities are assessed and undertaken across the Group to manage portfolios and seek to ensure they remain within approved limits. The mitigation actions will vary dependent on exposure but will, in general, look to reduce risk in a cost effective manner by offsetting balance sheet exposures and externalising to the financial markets dependent on market liquidity. The market risk policy is owned by Group Corporate Treasury (GCT) and refreshed annually. The policy is underpinned by supplementary market risk procedures, which define specific market risk management and oversight requirements.

Monitoring
GALCO and GMRC regularly review high level market risk exposures as part of the wider risk management framework. They also make recommendations to the Board concerning overall market risk appetite and market risk policy. Exposures at lower levels of delegation are monitored at various intervals according to their volatility, from daily in the case of trading portfolios to monthly or quarterly in the case of less volatile portfolios. Levels of exposures compared to approved limits and triggers are monitored by Risk and appropriate escalation procedures are in place.

How market risks arise and are managed across the Group's activities is considered in more detail below.

Banking activities

Exposures
The Group's banking activities expose it to the risk of adverse movements in market rates or prices, predominantly interest rates, credit spreads, exchange rates and equity prices. The volatility of market rates or prices can be affected by both the transparency of prices and the amount of liquidity in the market for the relevant asset, liability or instrument.

Interest rate risk
Yield curve risk in the Group's divisional portfolios, and in the Group's capital and funding activities, arises from the different repricing characteristics of the Group's non-trading assets, liabilities and off-balance sheet positions.

Basis risk arises from the potential changes in spreads between indices, for example where the bank lends with reference to a central bank rate but funds with reference to a market rate, for example, SONIA, and the spread between these two rates widens or tightens.

Optionality risk arises predominantly from embedded optionality within assets, liabilities or off-balance sheet items where either the Group or the customer can affect the size or timing of cash flows. One example of this is mortgage prepayment risk where the customer owns an option allowing them to prepay when it is economical to do so. This can result in customer balances amortising more quickly or slowly than anticipated due to customers' response to changes in economic conditions.

Foreign exchange risk
Economic foreign exchange exposure arises from the Group's investment in its overseas operations. In addition, the Group incurs foreign exchange risk through non-functional currency flows from services provided by customer-facing divisions, the Group's debt and capital management programmes and is exposed to volatility in its CET1 ratio, due to the impact of changes in foreign exchange rates on the retranslation of non-sterling-denominated risk-weighted assets.

Equity risk
Equity risk arises primarily from exposure to the Lloyds Banking Group share price through deferred shares and deferred options granted to employees as part of their benefits package.

Credit spread risk
Credit spread risk arises largely from: (i) the liquid asset portfolio held in the management of Group liquidity, comprising government, supranational and other eligible assets; (ii) the Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA) sensitivity to credit spreads; (iii) a number of the Group's structured medium-term notes where the Group has elected to fair value the notes through the profit and loss account; and (iv) banking book assets in Commercial Banking held at fair value under IFRS 9.

Measurement
Interest rate risk exposure is monitored monthly using, primarily:

Market value sensitivity: this methodology considers all repricing mismatches (behaviourally adjusted where appropriate) in the current balance sheet and calculates the change in market value that would result from an instantaneous 25, 100 and 200 basis points parallel rise or fall in the yield curve. The market value sensitivities are calculated on a static balance sheet using principal cash flows excluding interest, commercial margins and other spread components and are discounted at the risk-free rate.

Interest income sensitivity: this measures the impact on future net interest income arising from various economic scenarios. These include instantaneous 25, 100 and 200 basis point parallel shifts in all yield curves and the Group economic scenarios. These scenarios are reviewed every year and are designed to replicate severe but plausible economic events, capturing risks that would not be evident through the use of parallel shocks alone such as basis risk and steepening or flattening of the yield curve.

Unlike the market value sensitivities, the interest income sensitivities incorporate additional behavioural assumptions as to how and when individual products would reprice in response to changing rates.

Reported sensitivities are not necessarily predictive of future performance as they do not capture additional management actions that would likely be taken in response to an immediate, large, movement in interest rates. These actions could reduce the net interest income sensitivity, help mitigate any adverse impacts or they may result in changes to total income that are not captured in the net interest income.

Structural hedge: the structural hedging programme managing interest rate risk in the banking book relies on assumptions made around customer behaviour. A number of metrics are in place to monitor the risks within the portfolio.

The Group has an integrated Asset and Liability Management (ALM) system which supports non-traded asset and liability management of the Group. This provides a single consolidated tool to measure and manage interest rate repricing profiles (including behavioural assumptions), perform stress testing and produce forecast outputs. The Group is aware that any assumptions-based model is open to challenge.

Risk management continued

A full behavioural review is performed annually, or in response to changing market conditions, to ensure the assumptions remain appropriate and the model itself is subject to annual re-validation, as required under Lloyds Banking Group's model governance policy. The key behavioural assumptions are:

- Embedded optionality within products
- The duration of balances that are contractually repayable on demand, such as current accounts and overdrafts, together with net free reserves of the Group
- The re-pricing behaviour of managed rate liabilities, such as variable rate savings

The table below shows, split by material currency, the Group's market value sensitivities to an instantaneous parallel up and down 25 and 100 basis points change to all interest rates.

Lloyds Bank Group Banking activities: market value sensitivity (audited)

	2024				2023			
	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m
Sterling	5.8	(5.9)	22.4	(24.5)	7.2	(7.6)	26.9	(33.2)
US dollar	(1.2)	1.3	(4.8)	5.2	(1.3)	1.3	(5.0)	5.6
Euro	(1.9)	(1.8)	(7.1)	(7.4)	(2.6)	0.6	(9.9)	2.4
Other	(1.0)	1.0	(3.7)	4.5	(0.2)	0.2	(0.9)	0.9
Total	**1.7**	**(5.4)**	**6.8**	**(22.2)**	3.1	(5.5)	11.1	(24.3)

This is a risk-based disclosure and the amounts shown would be amortised in the income statement over the duration of the portfolio.

The market value sensitivity has decreased year-on-year as a result of small changes in the hedging profile of fixed mortgages.

The table below shows supplementary value sensitivity to a steepening and flattening (c.100 basis points around the three-year point) in the yield curve. This ensures there are no unintended consequences to managing risk to parallel shifts in rates.

Lloyds Bank Group Banking activities: market value sensitivity to a steepening and flattening of the yield curve (audited)

	2024		2023	
	Steepener £m	Flattener £m	Steepener £m	Flattener £m
Sterling	(1.0)	(0.4)	19.7	(23.6)
US dollar	(1.2)	1.3	(3.8)	3.9
Euro	(11.6)	2.0	(4.1)	(0.9)
Other	(2.5)	3.1	0.5	(0.5)
Total	**(16.3)**	**6.0**	12.3	(21.1)

The table below shows the banking book net interest income sensitivity on a one to three year forward-looking basis to an instantaneous parallel up 25, down 25, up 50 and down 50 basis points change to all interest rates.

Lloyds Bank Group Banking activities: three year net interest income sensitivity (audited)

	2024			2023		
	Year 1 £m	Year 2 £m	Year 3 £m	Year 1 £m	Year 2 £m	Year 3 £m
Up 50bps	227	333	555	252	403	577
Up 25 bps	114	167	277	126	202	288
Down 25bps	(146)	(168)	(278)	(155)	(198)	(283)
Down 50bps	(294)	(338)	(557)	(309)	(395)	(565)

Year 1 net interest income sensitivity, to both up and down shocks, has decreased slightly year-on-year mostly as a result of changing customer deposit behaviour and structural hedge activity.

The overall three year net interest income sensitivity to up and down 25 basis points and 50 basis points shocks is largely due to reinvestment of structural hedge maturities in years two and three.

The sensitivities are illustrative and do not reflect new business margin implications and/or pricing actions, other than as outlined.

The following assumptions have been applied:

- Instantaneous parallel shift in interest rate curve, including bank base rate
- Balance sheet remains constant
- Illustrative 50 per cent pass-through on deposits and 100 per cent pass-through on assets, which could be different in practice

Basis risk, foreign exchange, equity and credit spread risks are measured primarily through scenario analysis by assessing the impact on profit before tax over a 12-month horizon arising from a change in market rates, and reported within the Board risk appetite on a monthly basis. Supplementary measures such as sensitivity and exposure limits are applied where they provide greater insight into risk positions. Frequency of reporting supplementary measures varies from daily to quarterly appropriate to each risk type.

Mitigating actions

The Group's policy is to optimise reward while managing its market risk exposures within the risk appetite defined by the Board. Lloyds Banking Group's market risk policy and procedures outlines the hedging process, and the centralisation of risk from divisions into Group Corporate Treasury (GCT), for example via the transfer pricing framework. GCT is responsible for managing the centralised risk and does this through natural offsets of matching assets and liabilities, and appropriate hedging activity of the residual exposures, subject to the authorisation and mandate of GALCO within the Board risk appetite. The hedges are externalised to the market by derivative desks within GCT and the Commercial Bank. The Group mitigates income statement volatility through hedge accounting. This reduces the accounting volatility arising from the Group's economic hedging activities and any hedge accounting ineffectiveness is continuously monitored.

The Group establishes hedge accounting relationships for interest rate risk components using cash flow hedges and fair value hedges. The Group is exposed to cash flow interest rate risk on its variable rate loans and deposits together with its floating rate subordinated debt. The derivatives used to manage the structural hedge may be designated into cash flow hedges to manage income statement volatility. The economic items related to the structural hedge, for example current accounts, are not eligible hedged items under IAS 39 for inclusion into accounting hedge relationships. The Group is exposed to fair value interest rate risk on its fixed rate customer loans, its fixed rate customer deposits and the majority of its subordinated debt.

Hedge ineffectiveness arises during the management of interest rate risk due to residual unhedged risk. Sources of ineffectiveness, which the Group may decide to not fully mitigate, can include basis differences, timing differences and notional amount differences. The effectiveness of accounting hedge relationships is assessed between the hedging derivatives and the documented hedged item, which can differ to the underlying economically hedged item.

The largest residual risk exposure arises from balances that are deemed to be insensitive to changes in market rates (including current accounts, a portion of variable rate deposits and investable equity), and is managed through the Group structural hedge. Consistent with the Group's strategy to deliver stable returns, GALCO seeks to minimise large reinvestment risk, and to smooth earnings over a range of investment tenors. The structural hedge consists of longer-term fixed rate assets or interest rate swaps and the amount and duration of the hedging activity is reviewed regularly by GALCO.

While the Group faces uncertainty in customer behaviour due to an elevated rate environment, its exposure to increased pipeline and prepayment risks are managed through hedging in line with expected customer behaviour. These are appropriately monitored and controlled through divisional Asset and Liability Committees (ALCOs).

Economic foreign exchange exposures arising from non-functional currency flows are identified by divisions and transferred and managed centrally. The Group also has a policy of forward hedging its forecasted currency profit and loss to year end.

The Group's structural foreign currency exposure is represented by its investments in overseas subsidiaries and branches which create capital resources denominated in foreign currencies, principally USD and EUR. Gains or losses on structural foreign currency exposures are taken to reserves, resulting in a movement in CET1 capital. The Group's main overseas operations are in America and Europe and do not represent a significant proportion on its overall portfolio.

The Group makes use of both accounting and economic foreign exchange exposures, as an offset against the impact of changes in foreign exchange rates on the value of non-sterling-denominated risk-weighted assets. This involves the holding of a structurally open currency position; sensitivity is minimised where, for a given currency, the ratio of the structural open position to risk-weighted assets equals the CET1 ratio. Continually evaluating this structural open currency position against evolving non-sterling-denominated risk-weighted assets mitigates volatility in the Group's CET1 ratio.

The Group manages foreign currency accounting exposure via cash flow hedge accounting, utilising currency swaps and forward foreign exchange trades. All non-structural foreign exchange exposures in the non-trading book are managed centrally within allocated exposure limits.

Monitoring

The appropriate limits and triggers are monitored by senior executive committees within the Banking divisions. Banking assets, liabilities and associated hedging are actively monitored and if necessary rebalanced to be within agreed tolerances.

Defined benefit pension schemes

Exposures

The Group's defined benefit pension schemes are exposed to risks that impact their assets and liabilities, that could adversely impact the Group.

- The liability discount rate exposes the Group to interest rate risk and credit spread risk, which is partially offset by fixed interest assets, such as government and corporate bonds and swaps
- Increases to pensions in deferment and in payment expose the Group to inflation risk, which is partially offset by real assets, such as index-linked gilts and swaps
- The schemes' asset holdings expose the Group to investment risk. Assets are invested in a diversified portfolio of debt securities, equities and other return-seeking assets
- The schemes' membership exposes the Group to longevity risk

For further information on defined benefit pension scheme assets and liabilities please refer to note 11 to the consolidated financial statements on **page 98**.

Measurement

The schemes are assessed on a number of different measures for differing purposes, including but not limited to, the IAS 19 accounting basis for annual reporting and accounts, and the Trustees' Technical Provisions funding basis for agreeing contributions into the schemes.

Management of the schemes' assets is primarily the responsibility of the Trustees of the schemes, who are responsible for setting the investment strategy in consultation with the Group, and, for agreeing funding requirements with the Group as part of the triennial valuation process.

Pension scheme risks are measured and monitored using a number of different metrics and use a range of techniques including scenario analysis and stress testing.

Mitigating actions

The Group takes an active involvement in agreeing risk mitigation strategies with the schemes' Trustees. An interest rate and inflation hedging programme is in place to reduce liability risk. The schemes have also reduced equity allocations and invested the proceeds in credit assets. The Trustees have put in place longevity swaps to mitigate longevity risk. The merits of longevity risk transfer and hedging solutions are reviewed regularly.

Monitoring

In addition to the wider risk management framework, governance of the schemes includes a specialist Group Pension Committee.

The surplus, or deficit, in the schemes is tracked monthly along with various single factor and scenario stresses which consider the risks to the assets and liabilities holistically. Key metrics are monitored monthly including the Group's capital resources of the schemes, the performance against risk appetite metrics and triggers, and the performance of the hedged asset and liability matching positions.

Trading portfolios

Exposures

The Group's trading activity is small relative to its peers. The Group's trading activity is undertaken primarily to meet the financial requirements of commercial and retail customers for foreign exchange and interest rate products. These activities support customer flow and market making activities.

All trading activities are performed within the Commercial Banking division. While the trading positions taken are generally small, any extreme moves in the main risk factors and other related risk factors could cause significant losses in the trading book depending on the positions at the time. The average 95 per cent 1-day trading VaR (Value at Risk; diversified across risk factors) was £0.05 million for 31 December 2024 compared to £0.07 million for 31 December 2023.

Trading market risk measures are applied to all of the Group's regulatory trading books and they include daily VaR, sensitivity-based measures, and stress testing calculations.

Measurement
The Group internally uses VaR as the primary risk measure for all trading book positions.

The risk of loss measured by the VaR model is the loss in earnings which is not expected to be exceeded with 95 per cent confidence. The total and average trading VaR numbers reported below have been obtained after the application of the diversification benefits across the five risk types. The maximum and minimum VaR reported for each risk category did not necessarily occur on the same day as the maximum and minimum VaR reported at Group level.

The Group's closing VaR, allowing for diversification, on 31 December 2024 across interest rate risk, foreign exchange risk, equity risk, credit spread risk and inflation risk was less than £0.07 million. During the year ended 31 December 2024, the Group's minimum diversified VaR was less than £0.04 million, its average VaR was £0.05 million and maximum VaR was £0.08 million.

For the year ended 31 December 2024, excluding the effects of diversification, the maximum total VaR for all of the above risks was £0.09 million, the average total VaR was £0.06 million and minimum VaR was less than £0.04 million. The closing VaR on 31 December 2024, excluding the effects of diversification, was less than £0.07 million.

For the year ended 31 December 2024, the average interest rate risk VaR was £0.05 million, the maximum interest rate risk VaR was £0.07 million and the minimum interest rate risk VaR was less than £0.04 million. The minimum, maximum and average VaR for all other risk types was less than £0.02 million. As at 31 December 2024, the closing VaR for all risk types was less than £0.07 million.

The market risk for the trading book continues to be low relative to the size of the Group and in comparison to peers. This reflects the fact that the Group's trading operations are customer-centric and focused on hedging and recycling client risks.

Although it is an important market standard measure of risk, VaR has limitations. One of them is the use of a limited historical data sample which influences the output by the implicit assumption that future market behaviour will not differ greatly from the historically observed period. Another known limitation is the use of defined holding periods which assumes that the risk can be liquidated or hedged within that holding period. Also calculating the VaR at the chosen confidence interval does not give enough information about potential losses which may occur if this level is exceeded. The Group fully recognises these limitations and supplements the use of VaR with a variety of other measurements which reflect the nature of the business activity. These include detailed sensitivity analysis, position reporting and a stress testing programme.

Mitigating actions
The level of exposure is controlled by establishing and communicating the approved risk limits and controls through policies and procedures that define the responsibility and authority for risk taking. Market risk limits are clearly and consistently communicated to the business. Any new or emerging risks are brought within risk reporting and defined limits.

Monitoring
Trading risk is monitored daily against 1-day 95 per cent VaR and stress testing limits. These limits are complemented with position level action triggers and profit and loss referrals. Risk and position limits are set and managed at both desk and overall trading book levels. They are reviewed at least annually and can be changed as required within the overall Group risk appetite framework.

Model risk
Definition
Model risk is the potential for adverse consequences from model errors or the inappropriate use of modelled outputs to inform business decisions. Adverse consequences could lead to a deterioration in the prudential position, non-compliance with applicable laws and/or regulations, or damage to the Group's reputation. Model risk can also lead to financial loss, as well as qualitative limitations such as the imposition of restrictions on business activities.

Exposures
The Group uses models to support a broad range of activity, including:
- Capital adequacy calculation
- Formulating business strategies
- Informing business decisions
- Identifying and measuring risks
- Credit decisioning, including fraud
- Pricing models
- Impairment calculation
- Stress testing and forecasting
- Market risk measurement

These models use quantitative methods to process input data into quantitative or qualitative outputs which have a quantitative measure associated with them. They use simplifications of complex real-world systems and processes, the use of models therefore creates model risk.

As a result of the wide scope and breadth of coverage, there is exposure to model risk across a number of the Group's principal activities.

Significant events such as global conflicts and pandemics can weaken the relationship between model inputs and subsequent outputs due to the uncertainty these events cause. A stable economy allows models to operate in a much steadier environment, more typical to those used to build the models.

The evolution of GenAI will support the Group in increasing productivity and reimagining the customer experience through innovative solutions. However, these advancements introduce unique risks. To address these risks, additional controls are being developed to support the safe and controlled use of the Group's GenAI aspirations.

The control environment for model risk continues to be strengthened to meet revised internal and regulatory requirements. In addition, in common with the rest of the industry, changes required to capital models following new regulations have created a temporary increase in the risk relating to these models during the period of transition. Further information on capital impacts are detailed in the capital risk section on **pages 21 to 25**.

Measurement
The Board risk appetite metrics are the key components for measuring the Group's most material models; model performance and compliance is reported regularly to the Group and Board Risk Committees.

Mitigating actions
The model risk management framework, established by and with continued oversight from an independent team in the Risk function, provides the foundation for managing and mitigating model risk within the Group. Accountability is cascaded from the Board and senior management via the Group enterprise risk management framework.

This provides the basis for Lloyds Banking Group's model risk management policy, which defines the mandatory requirements for models across the Group, including:
- The scope of quantitative methods covered by the policy
- Classification of risk of models using materiality and complexity
- Roles and responsibilities, including ownership, independent oversight and approval
- Key principles and controls regarding model development, implementation, model use, ongoing monitoring and periodic revalidation, independent validation, model risk mitigants, and the process for non-compliance

Risk management continued

All models have an owner who takes responsibility for the fitness for purpose of the model and, where appropriate, are supported and challenged by the independent specialist Group function.

As a result of the above, all models in scope of policy, including those involved in regulatory capital calculation, are developed consistently and are of sufficient quality to support business decisions and meet regulatory requirements.

Monitoring
The Lloyds Banking Group Model Governance Committee is the primary body for overseeing model risk. Policy requires that key performance indicators are monitored for every model such that all issues are escalated appropriately. Material model issues are reported to the Group and Board Risk Committees regularly, with focus on any key issues.

Operational risk

Definition
Operational risk is defined as the risk of actual or potential impact to the Group (financial and/or non-financial) resulting from inadequate or failed internal processes, people, and systems or from external events.

Resilience is core to the management of operational risk within the Group to ensure that business processes (including those that are outsourced) can withstand operational risks and can respond to and meet customer and stakeholder needs when continuity of operations is compromised.

Level two risks
Business continuity, Change execution, Cyber and physical security, Data and privacy, Financial reporting (including tax), Health and safety and premises, Information, Internal and external supplier risk, IT systems, People, Transaction processing.

Exposures

The principal operational risk to the Group covers a number of level two operational risks, which could result in customer harm, unfair outcomes, colleague detriment, financial loss, regulatory censure and/or reputational damage.

A number of these risks could increase where there is a reliance on third party suppliers to provide services to the Group or its customers.

Measurement
Operational risk is managed across the Group through an operational risk framework and policies. This framework includes a risk and control self-assessment process, risk impact likelihood matrix, risk and control indicators, risk appetite setting, a robust operational loss event management and escalation process, and a scenario analysis and operational loss forecasting process that feed into capital planning. This is supplemented by Group level and local management information and reporting across a suite of governed metrics.

The operational risk events by risk category table below shows high level loss and event trends for the Group using Basel II categories. Based on data captured on the Group's RCSA, in 2024 the highest frequency of events occurred in external fraud with 86 per cent of the total volume. External fraud also accounted for the highest losses by value at 41 per cent.

Operational risk losses and scenario analysis is used to inform the Internal Capital Adequacy Assessment Process (ICAAP). The Group calculates its minimum (Pillar I) operational risk capital requirements using The Standardised Approach (TSA). Pillar II is calculated using internal and external loss data and severe but plausible scenarios that may occur in the next 12 months.

Mitigating actions
The Group continues to focus on risk management requirements and developing the processes, systems and people skills and capabilities needed to mitigate risks. Risks are reported and discussed at local governance forums and escalated to executive management and the Board as appropriate to ensure the correct level of visibility and engagement. The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance within appetite or tolerance. Where there is a reliance on third party suppliers to provide services, including the areas of IT systems and information security, the Lloyds Banking Group sourcing policy ensures that outsourcing initiatives follow a defined process including due diligence, risk evaluation and ongoing assurance. Business management uses issues and action-tracking management to address identified risk exposure weaknesses in the control environment in a consistent manner.

Specific mitigating actions for level two operational level risks are:

Business continuity
The Group remains committed to managing operational resilience risks and ensuring lessons are learned from internal and external events of disruption, which may have an impact on the Group's ability to continue operations. The Group's priority is centred on minimising any potential impacts to the Group and its customers, as well as the wider financial sector and UK economy, such as through scenario analysis and testing, business continuity, supplier exit planning and implementation of 'resilience by design'.

Change execution
The Group takes a range of mitigating actions with respect to change execution risk. These include the following:

- Ensuring there are sufficient, appropriately skilled colleagues to support the safe delivery of the Group's current and future change portfolio
- Businesses assess the potential impacts of undertaking any change activity on their ability to execute effectively, on customers and colleagues and on the potential consequences for existing business risk profiles
- Ensuring compliance with the change policy and associated policies and procedures, which set out the principles and key controls that apply across the business and are aligned to the Group's risk appetite
- The implementation of effective governance and control frameworks to ensure adequate controls are in place to manage change activity and act to mitigate the change execution risks identified. These controls, such as testing, are monitored in line with the Lloyds Banking Group change policy and ERMF
- Events and incidents related to change activities are escalated and managed appropriately in line with risk framework guidance

Operational risk events by risk category (losses greater than or equal to £10,000)[1]

	% of total volume		% of total losses	
	2024	2023	**2024**	2023
Business disruption and system failures	**0.95**	0.65	**3.20**	0.90
Clients, products and business practices	**1.94**	2.16	**25.78**	74.79
Damage to physical assets	**0.15**	0.06	**0.05**	0.03
Employee practices and workplace safety	**0.40**	0.32	**0.55**	0.16
Execution, delivery and process management	**10.27**	9.40	**29.17**	14.10
External fraud[2]	**86.04**	86.98	**41.21**	9.93
Internal fraud[2]	**0.26**	0.42	**0.02**	0.08
Total	**100.00**	100.00	**100.00**	100.00

1   Excludes losses related to Insurance. 2023 breakdowns have been updated to reflect the reinstatement of PPI and provisions, and due to the nature of the risk events which can evolve over time, such as the lag in operational losses.
2   Fraud level two risk is explained in further detail within the economic crime risk, as per the updated enterprise risk management framework.

Risk management continued

Data and privacy
The Group continues to invest to reduce data risk exposure, by:
- Delivering a strategy focused on data management and culture, data-driven insights, platforms, tooling and AI-enablement
- Enhancing data quality and capability, such as standardised controls implemented across critical data elements
- Embedding data privacy impact assessments in the processing of high-risk data

Financial reporting (including tax)
The Group maintains risk management systems and internal controls relating to the financial reporting process ensuring:
- The consistent and appropriate application of accounting policies, the accurate recording of transactions, which are undertaken in accordance with delegated authorities, and safeguarding of assets with liabilities properly stated
- The calculation, preparation and reporting of financial, prudential regulatory and tax outcomes in accordance with applicable International Financial Reporting Standards, statutory and regulatory requirements, such as the UK Finance Code for Financial Reporting Disclosure and the US Sarbanes-Oxley Act
- Ongoing monitoring to assess the impact of emerging regulation and legislation on financial, prudential regulatory and tax reporting
- An accurate view of the Group's performance to allow the Board and senior management to appropriately manage the affairs and strategy of the business

Health and safety and premises
The Group strives to ensure compliance with legal and regulatory requirements, embedding compliant and appropriate colleague behaviours in line with Lloyds Banking Group's policies, values and people risk priorities.

The Group continues to monitor horizon scanning, risk assessments and any incident information to continually improve its health, safety and premises risk management. Colleagues also regularly complete health and safety training to ensure that policies, standards, procedures, processes and practices are understood and implemented effectively.

Information, cyber and physical security
The Group adopts a risk-based approach to mitigate cyber threats it faces. Specifically, the Group continues to undertake remediation activity to address deficiencies in its access controls across certain business applications and associated IT infrastructure. The effective operation of the Group's estate is supported by an IT and Cyber Security Governance framework, guided by a threat-based strategy which underpins investment decisions. The ongoing protection of the estate and confidentiality of material information is ensured through adherence to the Group Security Policy which has been aligned to industry good practice including the NIST Cyber Security Framework; and material laws and regulations. The Group engages a specialist third party consultancy on a periodic basis, to assess the maturity of its cyber security programme, in assessing, identifying and managing material risks from cyber security threats. Thresholds have been set that, once triggered, will bring the information security risk owning business representatives, legal and compliance teams together as a subcommittee. The sub-committee will own the invocation of crisis management, Board and/or regulatory notification and the drafting of any wider stakeholder communications.

Internal and external supplier
The threat landscape associated with third party suppliers and the critical services they provide continues to receive a significant amount of attention. The Group acknowledges the importance of control and responsibility for critical business services and processes, which could cause significant harm to the Group's customers.

The Group segments its suppliers by criticality and has processes in place to support ongoing supplier management, including:
- Policy expectations are underpinned by standards, notably the Lloyds Banking Group sourcing and supply chain management framework
- All material arrangements are set out in written agreements and based on Lloyds Banking Group standard terms, which comply with regulations, including the expectation that all sub-outsourcing is managed in line with the supplier's contractual obligations to the Group

- A risk-proportionate process exists for onboarding and managing third party arrangements through the life cycle
- Pre-outsourcing and ongoing risk assessments to identify key operational and financial risks, including on-site or virtual assurance for suppliers with a higher criticality assessment
- Assessments drive the level of ongoing supplier governance, assurance and monitoring. For example, the Group provides training and other resources to its suppliers to support IT systems and information security resilience in its supply chain

IT systems
The Group continues its journey to simplify its technology estate, in line with its strategy, through the targeted simplification of legacy applications, infrastructure platforms and on-premise data centres. The Group has controls in place to manage legacy technology, IT change and monitoring, incident management and recovery. IT disaster recovery is a key capability to recover from multiple scenarios, ranging from likely and medium impact (such as infrastructure failure for a single application), to low likelihood with severe or material impact scenarios, such as the loss of a data centre or cloud region.

People
The Group takes many mitigating actions with respect to people risk. Key areas of focus include:
- Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre people together with a focus on creating a strong and resilient talent pipeline
- Continued focus on Lloyds Banking Group's culture and inclusivity strategy by developing and delivering initiatives that reinforce the appropriate behaviours which generate the best possible long-term outcomes for customers and colleagues
- Managing organisational capability and capacity through divisional people strategies to ensure there are the right skills and resources to meet customers' needs and deliver the Group's strategic plan
- Ensuring colleague wellbeing strategies and support are in place to meet colleague needs, alongside skills and capability growth required to maximise the potential of our people
- Ensuring compliance with legal and regulatory requirements, embedding compliant and appropriate colleague behaviours in line with Lloyds Banking Group policies, values and its people risk priorities
- Reviewing and enhancing people processes to ensure they are fit for purpose and operationally resilient

Transaction processing
The Group adopts a robust approach to minimising transaction processing risks. This includes processing and execution failures relating to clients and products, such as errors in payment processing or management of payments and claims, including those where a third party is operating on the Group's behalf.

Monitoring
Monitoring and reporting of operational risk is undertaken at Board, Group and business unit and functional committees. Each committee monitors key risks, control effectiveness, indicators, events, operational losses, risk appetite metrics and the results of independent review conducted by the Risk function and/or Group Audit. Additionally, the Group's IT and information security processes are validated and audited by internal experts within the Risk function and Group Audit.

The Group maintains a formal approach to operational risk event escalation, whereby events are identified, captured and escalated, where appropriate based on materiality. Root causes of events are determined, and action plans put in place to ensure an optimum level of control to keep customers and the business safe and improve efficiency.

The insurance policies are monitored and reviewed regularly, with recommendations being made to the Group's senior management annually prior to each renewal. Insurers are monitored on an ongoing basis, to ensure counterparty risk is minimised. A process is in place to manage any insurer rating changes or insolvencies.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Lloyds Bank Group's or its directors' and/or management's beliefs and expectations, are forward-looking statements. Words such as, without limitation, 'believes', 'achieves', 'anticipates', 'estimates', 'expects', 'targets', 'should', 'intends', 'aims', 'projects', 'plans', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'may', 'seek', 'estimate', 'probability', 'goal', 'objective', 'deliver', 'endeavour', 'prospects', 'optimistic' and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Lloyds Bank Group's future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group's future financial performance; the level and extent of future impairments and write-downs; the Lloyds Bank Group's ESG targets and/or commitments; statements of plans, objectives or goals of the Lloyds Bank Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs); acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group's or Lloyds Banking Group plc's credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Lloyds Bank Group's securities; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Lloyds Bank Group; risks associated with the Lloyds Bank Group's compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Lloyds Bank Group or Lloyds Banking Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Lloyds Bank Group's or the Lloyds Banking Group's ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; and assumptions and estimates that form the basis of the Lloyds Bank Group's financial statements. A number of these influences and factors are beyond the Lloyds Bank Group's control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC's website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Bank plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Bank plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Independent auditors' report

Independent auditors' report to the members of Lloyds Bank plc

Report on the audit of the financial statements

1. Opinion

In our opinion:

- the financial statements of Lloyds Bank plc (the 'Bank') and its subsidiaries (the 'Group' or 'LB') give a true and fair view of the state of the Group's and of the Bank's affairs as at 31 December 2024 and of the Group's profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with United Kingdom adopted international accounting standards and IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB);
- the Bank's financial statements have been properly prepared in accordance with United Kingdom adopted international accounting standards and as applied in accordance with the provisions of the Companies Act 2006; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements which comprise the:

Group	Bank
• Consolidated balance sheet as at 31 December 2024; • Consolidated income statement for the year then ended; • Consolidated statement of comprehensive income for the year then ended; • Consolidated statement of changes in equity for the year then ended; • Consolidated cash flow statement for the year then ended; • Notes 1 to 38 to the financial statements, which include the accounting principles and policies; and • Risk management section identified as 'audited'.	• Balance sheet as at 31 December 2024; • Statement of changes in equity for the year then ended; • Cash flow statement for the year then ended; and • Notes 1 to 26 to the financial statements, which include the accounting principles and policies.

The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom adopted international accounting standards, and as regards the Bank financial statements, as applied in accordance with the provisions of the Companies Act 2006.

2. Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditors' responsibilities for the audit of the financial statements section of our report.

We are independent of the Group and the Bank in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the Financial Reporting Council's (the 'FRC's') Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. The non-audit services provided to the Group and the Bank for the year are disclosed in note 12 to the financial statements. We confirm that we have not provided any non-audit services prohibited by the FRC's Ethical Standard to the Group or the Bank.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

3. Summary of our audit approach

Key audit matters	The key audit matters that we identified in the current year were: • Expected credit losses ('ECL') (Group and Bank) • Regulatory and litigation matters (Group and Bank) • IT systems that impact financial reporting (Group and Bank) • Defined benefit obligations (Group and Bank) Our assessment of the level of risk for each of these areas has remained consistent with the prior year.
Materiality	Overall materiality used for the Group consolidated financial statements was £290 million, which was determined on the basis of pre-tax profits, normalised for non-recurring items. Overall materiality used for the Bank financial statements was £290 million, which was determined on the basis of net assets and capped at Group materiality.
Scoping	Our audit scope covers 95 per cent of the Group's total assets, 94 per cent of the Group's total liabilities, 99 per cent of the Group's income and 98 per cent of the Group's expenses.

Our audit approach

We structured our approach to the audit to reflect how the Group is organised as well as ensuring it was both effective and risk focused. It can be summarised into the following key activities that we used to obtain sufficient audit evidence required to form our opinion on the Group and the Bank's financial statements:

Audit planning and risk assessment

Our audit planning procedures considered the impact of internal and external factors affecting the Group's profitability and operations, key audit matters most relevant to the users of the financial statements, the appropriate scope of audit work performed as well as the expectations and requirements of the Group's investors and regulators.

In performing our audit risk assessments, we considered the impact of macroeconomic factors on the Group's key accounting judgements and sources of estimation uncertainty. The key factors considered in our risk assessments were:

- the impact of uncertainty in the current economic climate and ongoing geopolitical tensions on the Group's ECL; and
- changes to the regulatory and litigation environment affecting the Group's financial reporting.

We obtained the knowledge and information required to inform our audit planning and risk assessment decision making through regular meetings with Group and Divisional Finance and the extensive use of data and technology;

Audit procedures undertaken at both Group and Bank level
We performed audit procedures over the Group and Bank financial statements including the consolidation of the Group's results, the preparation of the financial statements, certain disclosures within the directors' remuneration report, litigation provisions and exposures in addition to the Group's entity level and oversight controls relevant to financial reporting. Entities not covered by our audit scope are subject to analytical procedures to confirm our conclusion that there were no significant risks of material misstatement in the aggregated financial information;

Internal controls testing approach
Our internal controls testing approach was informed by our scoping and risk assessment activities. We have assessed the Group's end-to-end financial reporting processes supporting all in-scope financial statement balances and identified relevant controls to test for these balances. This included the testing of general IT controls, process level controls and entity level controls at the Group level; and

The impact of climate change on our audit
In planning our audit, we have considered the impact of climate change on the Group's operations and any subsequent impact on its financial statements. The Group sets out its assessment of the potential impact on **page 26** of the Risk Management section of the Annual Report.

In conjunction with our climate risk specialists, we have held discussions with the Group to understand their:
- process for identifying affected operations including the governance and controls over this process, and the subsequent effect on the financial reporting for the Group; and
- long-term strategy to respond to climate change risks and how this is factored into the Group's forecasts, considering publicly announced climate change commitments and any costs associated with the Group's net zero targets.

Our audit work has involved:
- evaluating climate as a factor in risk assessments for potentially affected balances;
- challenging the completeness of the physical and transition risks identified and considered in the Group's climate risk assessment and the conclusion that there continues to be no material impact of climate change risk on financial reporting;
- reviewing the Group's qualitative loan portfolio analysis, and challenging the key assumptions used by the Group with reference to our own understanding of the portfolios and publicly available documentation; and
- assessing disclosures in the Annual Report and challenging the consistency between the financial statements and the remainder of the Annual Report.

As part of our audit procedures we are required to read and consider these disclosures to consider whether they are materially inconsistent with the financial statements or knowledge obtained in the audit and we did not identify any material inconsistencies or issues as a result of these procedures.

4.   Conclusions relating to going concern
In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

Our evaluation of the directors' assessment of the Group's and the Bank's ability to continue to adopt the going concern basis of accounting included:
- using our knowledge of the Group and the Bank, the financial services industry, the financial services regulatory environment and the general economic environment including, macroeconomic pressures affecting the Group's operations, to identify inherent risks in the business model and how such risks might affect the financial resources or ability to continue operations over the going concern period;
- making enquiries of Group management about the assumptions, including climate risk considerations, used in their going concern models, and assessing the reasonableness of those assumptions and historical forecasting accuracy;
- evaluating the Group's strategic plans in light of the changing macroeconomic environment, short and longer term financial budgets, funding, liquidity and capital adequacy plans including internal stress tests;
- considering the Group's operational resilience;
- reading analyst reports, industry data, Bank of England reports and other external information to determine if it provided corroborative or contradictory evidence in relation to the Group's assumptions;
- reviewing correspondence and meeting with prudential and conduct regulators to assess whether there are any matters that may impact the going concern assessment;
- testing the underlying data generated to prepare the forecast scenarios and determining whether there was adequate support for the assumptions underlying the forecasts; and
- evaluating the Group's disclosures on going concern against the requirements of IAS 1.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group's and the Bank's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

5.   Key audit matters
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit, and directing the efforts of the engagement team.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Expected credit losses (Group and Bank)

Key audit matter description	How the scope of our audit responded to the key audit matter

Refer to notes 2, 13, 18, 19 and 37 in the financial statements

The Group has recognised £3.5 billion of expected credit losses ('ECL') as at 31 December 2024. The valuation and allocation of ECL consists of a number of assumptions that are inherently uncertain and require a high degree of complex and subjective auditor judgement, specialised skills and knowledge, and complex impairment modelling. The increasing economic uncertainty resulting from geopolitical risks and recent changes in government policy in the United Kingdom ('UK') has further heightened the levels of judgement required, especially in the development of the base case economic scenario and alternative economic scenarios. As a consequence, we have determined ECL as a key audit matter.

The key areas we identified as having the most significant level of management judgement were in respect of:
- Multiple economic scenarios;
- Collectively assessed ECL;
- Individually assessed ECL; and
- ECL model adjustments.

Multiple economic scenarios

The Group's economics team develops the future economic scenarios by developing a base case forecast based on a set of conditioning assumptions, with the three outer economic scenarios (upside, downside and severe downside) derived using a Monte Carlo simulation around the base case. The modelled severe downside scenario is then adjusted to capture supply-side risks not contemplated by the Monte Carlo model. The upside, the base case and the downside scenarios are weighted at a 30 per cent probability and the severe downside at a 10 per cent probability. The development of the base case scenario, including the conditioning assumptions, is inherently highly complex and requires significant judgement.	We performed the following procedures:
	• tested the controls over the generation of the multiple economic scenarios including those over the Group's governance processes to approve the base case, different scenarios and the weightings applied to each scenario;
	• working with our internal economic specialists:
	  – challenged and evaluated economic forecasts in the base scenario such as the unemployment rate, House Price Index, Commercial Real Estate prices, inflation and forecasted interest rates, and Gross Domestic Product through comparison to independent economic outlooks, other external analyses and market data;
	  – challenged and evaluated the appropriateness of changes in assumptions and/or the model including changes to the non-modelled severe downside approach;
	  – challenged and evaluated the appropriateness of the methodology applied to generate alternative macroeconomic scenarios, including associated weightings and assumptions within the model; and
	  – independently replicated the multiple economic scenario model and compared the outputs of our independent model to the Group's output to test scenario generation;
	• tested the completeness and accuracy of the data used by the model;
	• performed a stand back assessment of the appropriateness of the weightings applied to each of the scenarios based on publicly available data; and
	• evaluated the appropriateness of disclosures in respect of significant judgements and sources of estimation uncertainty including macroeconomic scenarios.

Key audit matter description	How the scope of our audit responded to the key audit matter
Collectively assessed ECL	

The ECL for the Retail and Commercial Banking divisions, except for individually assessed stage 3 commercial loans, is determined on a collective basis using impairment models. These models use a number of significant judgements to calculate a probability weighted estimate by applying a probability of default, exposure at default and a loss given default, taking account of collateral held or other loss mitigants, discounted using the effective interest rate.
 	
The key judgements and estimates in determining the ECL include:
 	
• modelling approach, modelling simplifications and judgements, and selection of modelling data;
• behavioural lives of products in the Retail division;
• credit risk ratings for the Commercial Banking division, which are performed on a counterparty basis for larger exposures by a credit officer; and
• the appropriate allocation of assets into the correct staging taking into account any significant deterioration in credit risk since inception of the loan.
	We tested controls across the process to estimate the ECL provisions including:
	• model governance, including model validation and monitoring;
	• model assumptions;
	• allocation of assets into stages, including those to determine the credit risk rating in the Commercial Banking division; and
	• completeness and accuracy of the data used by the model.
	
	Working with our internal modelling specialists our audit procedures over the key areas of estimation in the valuation and allocation of the ECL covered the following:
	• Model estimations, where we:
	  – evaluated the appropriateness of the modelling approach and assumptions used;
	  – independently replicated a sample of the models for all in-scope portfolios and compared the outputs of our independent models to the Group's outputs;
	  – assessed model performance by evaluating variations between observed data and model predictions;
	  – developed an understanding of model limitations and assessed these and remedial actions; and
	  – tested the completeness and accuracy of the data used in model execution and calibration.
	
	• Allocation of assets into stages, where we:
	  – evaluated the appropriateness of quantitative and qualitative criteria used for allocation into IFRS 9 stages, including independently assessing the credit rating of a sample of loans in the Commercial Banking division;
	  – tested the appropriateness of the stage allocation for a sample of exposures; and
	  – tested the data used by models in assigning IFRS 9 stages and evaluated the appropriateness of the model logic used.

Individually assessed ECL	
For individual provision assessments of larger exposures in stage 3 in the Commercial Banking division, complex and subjective auditor judgement including specialised knowledge is required in evaluating the methodology, models and inputs that are inherently uncertain in determining the ECL. The significant judgements in estimating provisions are the: • completeness and appropriateness of the potential workout scenarios identified; • probability of default assigned to each identified potential workout scenario; and • valuation assumptions used in determining the expected recovery strategies.	For expected credit losses assessed individually we have: • selected senior team members with extensive IFRS 9 knowledge and expertise to design and lead the execution of the audit of ECL; • tested the controls over individually assessed provisions including assumptions and inputs into workout and recovery scenarios, as well as valuation assumptions used; and • evaluated the appropriateness of workout and recovery scenarios identified, including the judgements to determine the timing and value of associated cash flows as well as consideration of climate risk.

Key audit matter description	How the scope of our audit responded to the key audit matter
ECL model adjustments Where impairment models do not incorporate all factors relevant to estimating the ECL, adjustments are made to address known model limitations and data limitations, emerging or non-modelled risks and the impact of economic uncertainty on different industry sectors. The identification of model limitations is highly judgemental and inherently uncertain. The adjustments made to address these limitations require specialist auditor judgement when evaluating the: • completeness of adjustments; and • methodology, assumptions, models and inputs.	In respect of the adjustments to models, we performed the following procedures in conjunction with our specialists: • tested the controls over the valuation of in-model and post-model adjustments, including methodology, calculation, assumptions and the completeness and accuracy of data used; • evaluated the methodology, rationale and assumptions in developing the adjustments, and evaluated the Group's selection of approaches; • tested the completeness and accuracy of the data used in formulating the judgements; • performed a recalculation of adjustments; • evaluated the completeness of adjustments based on our understanding of both model and data limitations; and • assessed the appropriateness of the disclosures and whether the disclosures appropriately address the uncertainty which exists in determining the ECL.

Key observations communicated to the Audit Committee

We are satisfied that the ECL provisions are reasonable and recognised in accordance with the requirements of IFRS 9. Calculations of the multiple economic scenarios, in-model adjustments and post-model adjustments are made using appropriate methodologies and reasonable modelled assumptions. Overall ECL levels are reasonable compared to peer benchmarking information.

Regulatory and litigation matters (Group and Bank)

Key audit matter description	How the scope of our audit responded to the key audit matter

Refer to notes 2 and 26 in the financial statements.

The Group operates in an environment where it is subject to regulatory investigations, litigation and customer remediation including allegations of fraud and misconduct. The Group is currently exposed to a number of regulatory and litigation matters. The Group's provision for these matters is £1.5 billion as at 31 December 2024. In the current year, the Group recognised a further provision of £700 million relating to motor finance commission arrangements.
 	
Significant judgement is required by the Group in determining whether, under IAS 37 Provisions, Contingent Liabilities and Contingent Assets:
• The amount recorded is representative of the Group's best estimate to settle the obligation based on the information available to the Group, including in respect of motor finance commission arrangements where there is significant uncertainty around the final outcome as a result of the recent Court of Appeal decisions, appeal to the Supreme Court and the impact of the on-going review by the Financial Conduct Authority ('FCA'); and
• Any contingent liabilities and underlying significant estimation uncertainties are adequately disclosed.
	We performed the following audit procedures:
	• tested the Group's controls over the completeness of provisions, the review of the assessment of the provision against the requirements of IAS 37, the review of the appropriateness of judgements used to determine a best estimate and the completeness and accuracy of data used in the process;
	• evaluated the assessment of the provisions, associated probabilities, and potential outcomes in accordance with IAS 37;
	• verified and evaluated whether the methodology, data and significant judgements and assumptions used in the valuation of the provisions are appropriate in the context of the applicable financial reporting framework;
	• inspected correspondence and, where appropriate, made direct inquiry with the Group's regulators and internal and external legal counsel;
	• critically evaluated the Group's conclusion in the context of the requirements of IAS 37 where no provision was made;
	• evaluated whether the disclosures made in the financial statements appropriately reflect the facts and key sources of estimation uncertainty, including in respect of motor finance commission arrangements;
	• specifically in respect of motor finance commission arrangements, we:
	  – tested the governance control operating over the choice of assumptions used, including agreement to previous redress experience where applicable;
	  – engaged with our internal modelling specialists to review relevant aspects of the code used to extract commission data used within the model;
	  – tested the mathematical accuracy of the model including the completeness and accuracy of data used in the model;
	  – inspected information available for the historical complaints, both supportive and contradictory, the view of independent analysts and the decisions made by the courts;
	  – reviewed correspondence with external legal counsel to support the probability weighting applied;
	  – inspected correspondence and made direct inquiry with the Group's regulators; and
	  – tested the methodology and assumptions applied to determine the provision.

Key observations communicated to the Audit Committee

While there is significant judgement required in estimating the timing and value of future settlements, we are satisfied that the approach to the recognition, estimation and disclosures of these provisions and contingent liabilities is consistent with the requirements of IFRS Accounting Standards.

IT systems that impact financial reporting (Group and Bank)

Key audit matter description	How the scope of our audit responded to the key audit matter
The Group's IT environment is inherently complex due to the number of systems it operates and its reliance on automated and IT dependent manual controls. Together, these support a broad range of banking and insurance products as well as the processing of the Group's significant volume of transactions, which impact all account balances.	Our IT audit scope covered the Group's IT controls over information systems deemed relevant to the audit based on the financial data, system configured automated controls and/or key financial reports that reside within it.
As such, IT systems within the Group form a critical component of the Group's financial reporting activities. Due to the significant reliance on IT systems, effective General IT Controls ('GITCs') are critical to allow reliance to be placed on the completeness and accuracy of financial data and the integrity of automated system functionality, such as system calculations.	We used IT specialists to support our evaluation of the risks associated with IT in the following areas: • General IT Controls, including user access and change management controls; • Key financial reports and system configured automated controls; and • Cyber security risk assessment.
We identified the IT systems that impact financial reporting as a key audit matter because of the: • Pervasive reliance on complex technology that is integral to the operation of key business processes and financial reporting; • Reliance on technology which continues to develop in line with the business strategy, such as the increase in the use of automation across the Group and increasing reliance on third parties; and • Importance of the IT controls in maintaining an effective control environment. A key interdependency exists between the ability to rely on IT controls and the ability to rely on financial data, system configured automated controls and system reports.	Where deficiencies in the IT control environment were identified, our risk assessment procedures included an assessment of those deficiencies to determine the impact on our audit plan. Where relevant, the audit plan was adjusted to mitigate the unaddressed IT risk. Where we were able to identify and test appropriate mitigating controls over affected financial statement line items, our testing approach remained unchanged. In a limited number of areas, we adopted a non-controls reliance approach and we therefore performed additional substantive procedures.
IT controls, in the context of our audit scope, primarily relate to privileged access at the infrastructure level, user access security at the application level and change control.	

Key observations communicated to the Audit Committee
We are satisfied that the Group's overall IT control environment appropriately supports the financial reporting process and control deficiencies identified in respect of privileged user access to IT infrastructure and in application user access management were mitigated by compensating business controls.

Defined benefit obligations (Group and Bank)

Key audit matter description	How the scope of our audit responded to the key audit matter
Refer to notes 2 and 11 in the financial statements	
The Group operates a number of defined benefit retirement schemes, the obligations for which totalled £27.1 billion as at 31 December 2024. Their valuation is determined with reference to key actuarial assumptions including mortality assumptions, discount rates and inflation rates. Due to the size of these schemes, small changes in these assumptions can have a material impact on the value of the defined benefit obligation and therefore, the determination of these assumptions requires significant auditor judgement.	We performed the following audit procedures: • tested the Group's controls over the valuation of the defined benefit obligations, including controls over the assumptions setting process; and • challenged and evaluated the key actuarial assumptions against the compiled expected ranges determined by our internal actuarial experts, based on observable market indices and market experience.

Key observations communicated to the Audit Committee
We are satisfied that the Group's judgements in relation to the defined benefit obligations are reasonable.

Independent auditors' report continued

6. Our application of materiality

6.1 Materiality

We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Group financial statements	Bank financial statements
Materiality	£290 million (2023: £321 million)	£290 million (2023: £321 million)
Basis for determining materiality	In determining our benchmark for materiality, we have considered the metrics used by investors and other users of the financial statements. We have determined pre-tax profits, normalised for non-recurring items to be the most relevant to users of the financial statements. This approach is broadly consistent with the prior year. The determined materiality represents 5 per cent of normalised pre-tax profit and 0.7 per cent of net assets.	The Bank materiality represents 0.6 per cent of net assets and is capped at Group materiality.
Rationale for the benchmark applied	Given the importance of these measures to investors and users of the financial statements, we have used pre-tax profits, normalised for non-recurring items as the primary benchmark for our determination of materiality.	As the Bank does not disclose a standalone income statement we do not consider an income based metric to be an appropriate benchmark for the purposes of setting materiality when considering the expectations of the users of the Bank's financial statements. As such we have determined that a net assets benchmark is appropriate. However, given the size of the entity's balance sheet, we have capped materiality at Group's materiality.

6.2 Performance materiality

We set performance materiality at a level lower than materiality to reduce the probability that, in aggregate, uncorrected and undetected misstatements exceed the materiality for the financial statements as a whole.

	Group financial statements	Bank financial statements
Performance materiality	70 per cent of Group materiality – £200 million (2023: 70 per cent at £224 million)	70 per cent of Bank materiality – £200 million (2023: 70 per cent at £224 million)
Basis and rationale for determining performance materiality	In determining performance materiality, we considered the following factors: a. The quality of the control environment and whether we were able to rely on controls; b. The degree of centralisation and commonality of controls and processes; c. The uncertain economic environment; d. The nature, volume and size of uncorrected misstatements arising in the previous audit; and e. The nature, volume and size of uncorrected misstatements that remain uncorrected in the current period.	

6.3 Error reporting threshold

We agreed with the Audit Committee that we would report to the Committee all audit differences in excess of £14 million (2023: £16 million), as well as any differences below this threshold, which in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

7.   Other information

The other information comprises the information included in the Annual Report, other than the financial statements and our auditors' report thereon. The directors are responsible for the other information contained within the Annual Report. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.	**We have nothing to report in this regard.**

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated.

If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We summarise below our work in relation to areas of the other information including those areas upon which we are specifically required to report:

	Our responsibility	Our report
Matters we are specifically required to report		
Strategic report and directors' report	Report whether they are consistent with the audited financial statements and are prepared in accordance with applicable legal requirements.	As set out in the section 'Opinions on other matters prescribed by the Companies Act 2006', in our opinion, based on the work undertaken in the course of the audit, the information in these reports is consistent with the audited financial statements and has been prepared in accordance with applicable legal requirements.
	Report if we have identified any material misstatements in either report in the light of the knowledge and understanding of the Group and of the Bank and their environment obtained in the course of the audit.	
Principal risks (within the strategic report)	Review the confirmation and description in the light of the knowledge gathered during the audit, such as through considering the directors' processes to support the statements made, challenging the Group's key judgements and estimates, consideration of historical forecasting accuracy and evaluating macro-economic assumptions.	We have nothing material to report, add or draw attention to in respect of these matters.

8.   Responsibilities of Directors

As explained more fully in the directors' responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group's and the Bank's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the Bank or to cease operations, or have no realistic alternative but to do so.

9.   Auditors' responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at **www.frc.org.uk/ auditorsresponsibilities**. This description forms part of our auditors' report.

10. Extent to which the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

Identifying and assessing potential risks related to irregularities

In identifying and assessing the risks of material misstatement in respect of irregularities, including fraud and non-compliance with laws and regulations, we considered the following:

- the nature of the industry and sector, control environment and business performance including the design of the Group's remuneration policies, key drivers for directors' remuneration, bonus levels and performance targets;
- the Group's own assessment of the risks that irregularities may occur either as a result of fraud or error that was discussed by the Audit Committee including on 18 February 2025;
- results of our inquiries of management, in-house legal counsel, internal audit and the Audit Committee about their own identification and assessment of the risk of irregularities, including those that are specific to the financial services sector, and review of supporting documentation, concerning the Group's policies and procedures relating to:
  - identifying, evaluating and complying with laws and regulations and whether they were aware of any instances of non-compliance;
  - detecting and responding to the risks of fraud and whether they have knowledge of any actual, suspected or alleged fraud; and
  - the internal controls established to mitigate risks related to fraud or non-compliance with laws and regulations;
- the discussion among the audit engagement team including relevant internal specialists, including tax, valuations, pensions, credit modelling, actuarial, IT and industry specialists regarding how and where fraud might occur in the financial statements and any potential indicators of fraud; and
- obtaining an understanding of the legal and regulatory frameworks that the Group operates in, focusing on those laws and regulations that had a direct effect on the financial statements, such as provisions of the UK Companies Act, pensions legislation and tax legislation or that had a fundamental effect on the operations of the Group, including regulation and supervisory requirements of the Prudential Regulation Authority, Financial Reporting Council and Financial Conduct Authority.

Audit response to risks identified

As a result of performing the above, we identified the Group's determination of 'Expected credit losses' as a key audit matter related to the potential risk of fraud. The key audit matters section of our report explains the matter in more detail and also describes the specific procedures in response to this key audit matter. In common with all audits under ISAs (UK), we are also required to perform specific procedures to respond to the risk of management override.

In addition to the above, our procedures to respond to risks identified included the following:

- reviewing the financial statement disclosures and testing to supporting documentation to assess compliance with provisions of relevant laws and regulations described as having a direct effect on the financial statements;
- enquiring of management, the Audit Committee and in-house and external legal counsel concerning actual and potential litigation and claims;
- performing analytical procedures to identify any unusual or unexpected relationships that may indicate risks of material misstatement due to fraud;
- reading minutes of meetings of those charged with governance, reviewing internal audit reports and correspondence with regulators;
- in addressing the risk of fraud through management override of controls, testing the appropriateness of journal entries and other adjustments;
- assessing whether the judgements made in making accounting estimates are indicative of a potential bias; and
- evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business.

We also communicated relevant identified laws and regulations and potential fraud risks to all engagement team members including specialists and remained alert to any indications of fraud or non-compliance with laws and regulations throughout the audit.

Report on other legal and regulatory requirements

11. Opinions on other matters prescribed by the Companies Act 2006

In our opinion, the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

- The information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
- The strategic report and the directors' report have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the Group and of the Parent company and their environment obtained in the course of the audit, we have not identified any material misstatements in the strategic report or the directors' report.

12. Matters on which we are required to report by exception

Adequacy of explanations received and accounting records Under the Companies Act 2006 we are required to report to you if, in our opinion: • We have not received all the information and explanations we require for our audit; or • Adequate accounting records have not been kept by the Bank, or returns adequate for our audit have not been received from branches not visited by us; or • The Bank's financial statements are not in agreement with the accounting records and returns.	**We have nothing to report in respect of these matters.**
Directors' remuneration Under the Companies Act 2006 we are also required to report if in our opinion certain disclosures of directors' remuneration have not been made.	**We have nothing to report in respect of this matter.**

13. Other matters which we are required to address

Auditor tenure

Following the recommendation of the Audit Committee, we were appointed by shareholders at its annual general meeting on 16 May 2024 to audit the financial statements of Lloyds Banking Group plc, including Lloyds Bank plc for the year ended 31 December 2024 and subsequent financial periods. The period of total uninterrupted engagement of the firm is four years.

Consistency of the audit report with the additional report to the Audit Committee

Our audit opinion is consistent with the additional report to the Audit Committee we are required to provide in accordance with ISAs (UK).

14. Use of our report

This report is made solely to the Bank's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Bank's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank's members as a body, for our audit work, for this report, or for the opinions we have formed.

As required by the Financial Conduct Authority (FCA) Disclosure Guidance and Transparency Rule (DTR) 4.1.15R – DTR 4.1.18R, these financial statements will form part of the Electronic Format Annual Financial Report filed on the National Storage Mechanism of the FCA in accordance with DTR 4.1.15R – DTR 4.1.18R. This auditors' report provides no assurance over whether the Electronic Format Annual Financial Report has been prepared in compliance with DTR 4.1.15R – DTR 4.1.18R.

Michael Lloyd

Michael Lloyd (Senior Statutory Auditor)
For and on behalf of Deloitte LLP
Statutory Auditor
London, United Kingdom
27 February 2025

Consolidated income statement

for the year ended 31 December

	Note	2024 £m	2023 £m	2022 £m
Interest income		**28,386**	25,300	16,562
Interest expense		**(15,794)**	(11,591)	(3,457)
Net interest income	5	**12,592**	13,709	13,105
Fee and commission income		**2,416**	2,456	2,352
Fee and commission expense		**(1,478)**	(1,104)	(1,101)
Net fee and commission income	6	**938**	1,352	1,251
Net trading income	7	**597**	384	180
Other operating income	8	**2,944**	2,922	2,209
Other income		**4,479**	4,658	3,640
Total income		**17,071**	18,367	16,745
Operating expenses	9	**(11,927)**	(10,968)	(9,199)
Impairment	13	**(456)**	(343)	(1,452)
Profit before tax		**4,688**	7,056	6,094
Tax expense	14	**(1,202)**	(1,849)	(1,300)
Profit for the year		**3,486**	5,207	4,794
Profit attributable to ordinary shareholders		**3,101**	4,858	4,528
Profit attributable to other equity holders		**363**	334	241
Profit attributable to equity holders		**3,464**	5,192	4,769
Profit attributable to non-controlling interests		**22**	15	25
Profit for the year		**3,486**	5,207	4,794

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of comprehensive income

for the year ended 31 December

	2024 £m	2023 £m	2022 £m
Profit for the year	**3,486**	5,207	4,794
Other comprehensive income			
Items that will not subsequently be reclassified to profit or loss:			
Post-retirement defined benefit scheme remeasurements:			
Remeasurements before tax	**(768)**	(1,633)	(3,012)
Current tax	**50**	376	577
Deferred tax	**154**	52	283
	(564)	(1,205)	(2,152)
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:			
Change in fair value	**–**	–	–
Deferred tax	**–**	–	(1)
	–	–	(1)
Gains and losses attributable to own credit risk:			
(Losses) gains before tax	**(78)**	(234)	519
Deferred tax	**22**	66	(155)
	(56)	(168)	364
Items that may subsequently be reclassified to profit or loss:			
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:			
Change in fair value	**(52)**	(41)	(132)
Income statement transfers in respect of disposals	**157**	140	76
Income statement transfers in respect of impairment	**(3)**	(2)	6
Current tax	**1**	1	8
Deferred tax	**(30)**	(27)	11
	73	71	(31)
Movements in cash flow hedging reserve:			
Effective portion of changes in fair value taken to other comprehensive income	**(2,317)**	725	(6,520)
Net income statement transfers	**2,297**	1,517	(1)
Deferred tax	**6**	(628)	1,804
	(14)	1,614	(4,717)
Movements in foreign currency translation reserve:			
Currency translation differences (tax: £nil)	**(65)**	(33)	91
Transfers to income statement (tax: £nil)	**–**	–	–
	(65)	(33)	91
Total other comprehensive (loss) income for the year, net of tax	**(626)**	279	(6,446)
Total comprehensive income (loss) for the year	**2,860**	5,486	(1,652)
Total comprehensive income (loss) attributable to ordinary shareholders	**2,475**	5,137	(1,918)
Total comprehensive income attributable to other equity holders	**363**	334	241
Total comprehensive income (loss) attributable to equity holders	**2,838**	5,471	(1,677)
Total comprehensive income attributable to non-controlling interests	**22**	15	25
Total comprehensive income (loss) for the year	**2,860**	5,486	(1,652)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated balance sheet
at 31 December

	Note	2024 £m	2023 £m
Assets			
Cash and balances at central banks		**42,396**	57,909
Financial assets at fair value through profit or loss	16	**2,321**	1,862
Derivative financial instruments	16	**4,235**	3,165
Loans and advances to banks		**6,433**	8,810
Loans and advances to customers	18	**441,907**	433,124
Reverse repurchase agreements		**44,143**	32,751
Debt securities		**11,854**	12,546
Due from fellow Lloyds Banking Group undertakings		**560**	840
Financial assets at amortised cost		**504,897**	488,071
Financial assets at fair value through other comprehensive income	16	**30,344**	27,337
Goodwill and other intangible assets	21	**5,804**	5,837
Current tax recoverable		**338**	1,026
Deferred tax assets	14	**4,785**	4,636
Retirement benefit assets	11	**3,028**	3,624
Other assets	22	**13,065**	11,938
Total assets		**611,213**	605,405
Liabilities			
Deposits from banks		**3,144**	3,557
Customer deposits		**451,794**	441,953
Repurchase agreements at amortised cost		**37,760**	37,702
Due to fellow Lloyds Banking Group undertakings		**4,049**	2,932
Financial liabilities at fair value through profit or loss	16	**4,630**	5,255
Derivative financial instruments	17	**5,787**	4,307
Notes in circulation		**2,121**	1,392
Debt securities in issue at amortised cost	24	**45,281**	52,449
Other liabilities	25	**7,211**	6,260
Retirement benefit obligations	11	**122**	136
Current tax liabilities		**33**	23
Deferred tax liabilities	14	**125**	157
Provisions	26	**2,198**	1,916
Subordinated liabilities	27	**7,211**	6,935
Total liabilities		**571,466**	564,974
Equity			
Share capital	28	**1,574**	1,574
Share premium account		**600**	600
Other reserves	29	**2,389**	2,395
Retained profits	30	**29,412**	30,786
Ordinary shareholders' equity		**33,975**	35,355
Other equity instruments	31	**5,692**	5,018
Total equity excluding non-controlling interests		**39,667**	40,373
Non-controlling interests		**80**	58
Total equity		**39,747**	40,431
Total equity and liabilities		**611,213**	605,405

The accompanying notes are an integral part of the consolidated financial statements.

The directors approved the consolidated financial statements on 27 February 2025.

Sir Robin Budenberg
Chair

Charlie Nunn
Group Chief Executive

William Chalmers
Chief Financial Officer

Consolidated statement of changes in equity

for the year ended 31 December

	Attributable to ordinary shareholders				Other equity instruments £m	Non-controlling interests £m	Total £m
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m			
At 1 January 2024	**2,174**	**2,395**	**30,786**	**35,355**	**5,018**	**58**	**40,431**
Comprehensive income							
Profit for the year	–	–	3,101	3,101	363	22	3,486
Other comprehensive income							
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(564)	(564)	–	–	(564)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:							
Debt securities	–	73	–	73	–	–	73
Gains and losses attributable to own credit risk, net of tax	–	–	(56)	(56)	–	–	(56)
Movements in cash flow hedging reserve, net of tax	–	(14)	–	(14)	–	–	(14)
Movements in foreign currency translation reserve, net of tax	–	(65)	–	(65)	–	–	(65)
Total other comprehensive loss	–	(6)	(620)	(626)	–	–	(626)
Total comprehensive (loss) income[1]	**–**	**(6)**	**2,481**	**2,475**	**363**	**22**	**2,860**
Transactions with owners							
Dividends (note 32)	–	–	(3,990)	(3,990)	–	–	(3,990)
Distributions on other equity instruments	–	–	–	–	(363)	–	(363)
Issue of other equity instruments (note 31)	–	–	(6)	(6)	1,174	–	1,168
Repurchases and redemptions of other equity instruments (note 31)	–	–	–	–	(500)	–	(500)
Capital contributions received	–	–	142	142	–	–	142
Return of capital contributions	–	–	(1)	(1)	–	–	(1)
Total transactions with owners	**–**	**–**	**(3,855)**	**(3,855)**	**311**	**–**	**(3,544)**
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–	–
At 31 December 2024	**2,174**	**2,389**	**29,412**	**33,975**	**5,692**	**80**	**39,747**

1   Total comprehensive income attributable to owners of the parent was a surplus of £2,838 million (2023: surplus of £5,471 million; 2022: loss of £1,677 million).

Further details of movements in the Group's share capital, reserves and other equity instruments are provided in notes 28 to 31.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of changes in equity continued

for the year ended 31 December

	Attributable to ordinary shareholders				Other equity instruments £m	Non-controlling interests £m	Total £m
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m			
At 1 January 2023	2,174	743	31,792	34,709	4,268	82	39,059
Comprehensive income							
Profit for the year	–	–	4,858	4,858	334	15	5,207
Other comprehensive income							
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(1,205)	(1,205)	–	–	(1,205)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:							
Debt securities	–	71	–	71	–	–	71
Gains and losses attributable to own credit risk, net of tax	–	–	(168)	(168)	–	–	(168)
Movements in cash flow hedging reserve, net of tax	–	1,614	–	1,614	–	–	1,614
Movements in foreign currency translation reserve, net of tax	–	(33)	–	(33)	–	–	(33)
Total other comprehensive income (loss)	–	1,652	(1,373)	279	–	–	279
Total comprehensive income	–	1,652	3,485	5,137	334	15	5,486
Transactions with owners							
Dividends (note 32)	–	–	(4,700)	(4,700)	–	(39)	(4,739)
Distributions on other equity instruments	–	–	–	–	(334)	–	(334)
Issue of other equity instruments (note 31)	–	–	(5)	(5)	750	–	745
Capital contributions received	–	–	215	215	–	–	215
Return of capital contributions	–	–	(1)	(1)	–	–	(1)
Total transactions with owners	–	–	(4,491)	(4,491)	416	(39)	(4,114)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–	–
At 31 December 2023	2,174	2,395	30,786	35,355	5,018	58	40,431

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of changes in equity continued

for the year ended 31 December

	Attributable to ordinary shareholders				Other equity instruments £m	Non-controlling interests £m	Total £m
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m			
At 1 January 2022	2,174	5,400	28,836	36,410	4,268	94	40,772
Comprehensive income							
Profit for the year	–	–	4,528	4,528	241	25	4,794
Other comprehensive income							
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(2,152)	(2,152)	–	–	(2,152)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:							
Debt securities	–	(31)	–	(31)	–	–	(31)
Equity shares	–	(1)	–	(1)	–	–	(1)
Gains and losses attributable to own credit risk, net of tax	–	–	364	364	–	–	364
Movements in cash flow hedging reserve, net of tax	–	(4,717)	–	(4,717)	–	–	(4,717)
Movements in foreign currency translation reserve, net of tax	–	91	–	91	–	–	91
Total other comprehensive loss	–	(4,658)	(1,788)	(6,446)	–	–	(6,446)
Total comprehensive (loss) income	–	(4,658)	2,740	(1,918)	241	25	(1,652)
Transactions with owners							
Dividends (note 32)	–	–	–	–	–	(37)	(37)
Distributions on other equity instruments	–	–	–	–	(241)	–	(241)
Capital contributions received	–	–	221	221	–	–	221
Return of capital contributions	–	–	(4)	(4)	–	–	(4)
Total transactions with owners	–	–	217	217	(241)	(37)	(61)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	1	(1)	–	–	–	–
At 31 December 2022	2,174	743	31,792	34,709	4,268	82	39,059

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated cash flow statement

for the year ended 31 December

	Note	2024 £m	2023 £m	2022 £m
Cash flows (used in) provided by operating activities				
Profit before tax		**4,688**	7,056	6,094
Adjustments for:				
Change in operating assets	38(A)	**(21,996)**	8,923	(2,900)
Change in operating liabilities	38(B)	**4,470**	(15,325)	16,894
Non-cash and other items	38(C)	**6,051**	4,818	(129)
Tax paid[1]		**(1,432)**	(1,357)	(670)
Tax refunded[1]		**970**	–	21
Net cash (used in) provided by operating activities		**(7,249)**	4,115	19,310
Cash flows (used in) provided by investing activities				
Purchase of financial assets		**(10,508)**	(10,303)	(7,953)
Proceeds from sale and maturity of financial assets		**7,053**	5,289	11,041
Purchase of fixed assets[1]		**(3,693)**	(3,489)	(2,309)
Purchase of other intangible assets[1]		**(1,246)**	(1,473)	(1,395)
Proceeds from sale of fixed assets[1]		**1,183**	979	871
Proceeds from sale of goodwill and other intangible assets[1]		**8**	–	–
Acquisition of businesses, net of cash acquired	38(D)	**–**	(293)	–
Net cash (used in) provided by investing activities		**(7,203)**	(9,290)	255
Cash flows used in financing activities				
Dividends paid to ordinary shareholders	32	**(3,990)**	(4,700)	–
Distributions on other equity instruments		**(363)**	(334)	(241)
Dividends paid to non-controlling interests		**–**	(39)	(37)
Return of capital contributions		**(1)**	(1)	(4)
Interest paid on subordinated liabilities		**(366)**	(335)	(397)
Proceeds from issue of subordinated liabilities		**386**	670	837
Proceeds from issue of other equity instruments		**1,168**	745	–
Repayment of subordinated liabilities		**–**	(251)	(2,216)
Repurchases and redemptions of other equity instruments		**(500)**	–	–
Borrowings from parent company		**2,895**	1,942	1,852
Repayments of borrowings to parent company		**(1,280)**	(931)	–
Interest paid on borrowings from parent company		**(200)**	(210)	(200)
Net cash used in financing activities		**(2,251)**	(3,444)	(406)
Effects of exchange rate changes on cash and cash equivalents		**(123)**	(44)	82
Change in cash and cash equivalents		**(16,826)**	(8,663)	19,241
Cash and cash equivalents at beginning of year		**66,538**	75,201	55,960
Cash and cash equivalents at end of year	38(E)	**49,712**	66,538	75,201

1   Previously presented in aggregate.

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the consolidated financial statements
for the year ended 31 December

Note 1: Basis of preparation

The consolidated financial statements of Lloyds Bank plc and its subsidiary undertakings (the Group) have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006. The financial statements have also been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB).

The financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, financial assets measured at fair value through other comprehensive income, trading securities and certain other financial assets and liabilities at fair value through profit or loss and all derivative contracts. The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements. In reaching this assessment, the directors have considered the Group's capital and funding position, the impact of climate change upon the Group's future performance and the results from stress testing scenarios.

The Group's accounting policies are consistent with those applied by the Group in its financial statements for the year ended 31 December 2023 and there have been no changes in the Group's methods of computation.

The IASB has issued a number of minor amendments to the IFRS Accounting Standards effective 1 January 2024, including IFRS 16 Lease Liability in a Sale and Leaseback, IAS 1 Non-current Liabilities with Covenants, and IAS 1 Classification of Liabilities as Current or Non-current. These amendments do not have a significant impact on the Group.

Future accounting developments

There are a number of new accounting pronouncements issued by the IASB with an effective date of 1 January 2027. This includes IFRS 18 Presentation and Disclosure in Financial Statements which replaces IAS 1 Presentation of Financial Statements and IFRS 19 Subsidiaries without Public Accountability: Disclosures. The impact of these standards is being assessed and they have not yet been endorsed for use in the UK.

The IASB has issued its annual improvements and a number of amendments to the IFRS Accounting Standards effective on or after 1 January 2025, including Amendments to IFRS 9 Financial Instruments (effective 1 January 2026) and Amendments to IFRS 7 Financial Instruments Disclosure (effective 1 January 2026) and IAS 21 The Effects of Changes in Foreign Exchange Rates (effective 1 January 2025). These improvements and amendments are not expected to have a significant impact on the Group.

Note 2: Accounting policies

The Group's accounting policies are set out below. These accounting policies have been applied consistently.

(A) Consolidation

The assets, liabilities and results of Group undertakings (including structured entities) are included in the financial statements on the basis of accounts made up to the reporting date. Group undertakings include subsidiaries, associates and joint ventures. Details of the Group's subsidiaries and related undertakings are given on **pages 180 to 183.**

Subsidiaries are entities controlled by the Group. The Group controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity, and has the ability to affect those returns through the exercise of its power. This generally accompanies a shareholding of more than one half of the voting rights although in certain circumstances a holding of less than one half of the voting rights may still result in the ability of the Group to exercise control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The Group reassesses whether or not it controls an entity if facts and circumstances indicate that there have been changes to any of the above elements. Subsidiaries are fully consolidated from the date on which control is transferred to the Group; they are deconsolidated from the date that control ceases.

Structured entities are entities that are designed so that their activities are not governed by way of voting rights. In assessing whether the Group has power over such entities in which it has an interest, the Group considers factors such as the purpose and design of the entity; its practical ability to direct the relevant activities of the entity; the nature of the relationship with the entity; and the size of its exposure to the variability of returns of the entity.

The treatment of transactions with non-controlling interests depends on whether, as a result of the transaction, the Group loses control of the subsidiary. Changes in the parent's ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions; any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the parent entity. Where the Group loses control of the subsidiary, at the date when control is lost the amount of any non-controlling interest in that former subsidiary is derecognised and any investment retained in the former subsidiary is remeasured to its fair value; the gain or loss that is recognised in profit or loss on the partial disposal of the subsidiary includes the gain or loss on the remeasurement of the retained interest.

Intercompany transactions, balances and unrealised gains and losses on transactions between Group companies are eliminated.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred except those relating to the issuance of debt instruments (see (E)(4) below) or share capital (see (O) below). Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date.

(B) Goodwill

Goodwill arises on business combinations and represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable assets, liabilities and contingent liabilities acquired. Where the fair value of the Group's share of the identifiable assets, liabilities and contingent liabilities of the acquired entity is greater than the cost of acquisition, the excess is recognised immediately in the income statement.

Goodwill is recognised as an asset at cost and is tested at least annually for impairment. For impairment testing, goodwill is allocated to the cash-generating unit (CGU) or groups of CGUs that are expected to benefit from the business combination. The Group's CGUs are largely product based for its Retail business and client based for its Commercial Banking business. An impairment loss is recognised if the carrying amount of a CGU is determined to be greater than its recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. If an impairment is identified the carrying value of the goodwill is written down immediately through the income statement and this is not subsequently reversed. At the date of disposal of a subsidiary, the carrying value of attributable goodwill is included in the calculation of the profit or loss on disposal.

Note 2: Accounting policies continued

(C) Other intangible assets

Intangible assets which have been determined to have a finite useful life are amortised on a straight-line basis over their estimated useful life as follows: up to 7 years for capitalised software; 10 to 15 years for brands and other intangible assets.

Intangible assets with finite useful lives are reviewed at each reporting date to assess whether there is any indication that they are impaired. If any such indication exists the recoverable amount of the asset is determined and in the event that the asset's carrying amount is greater than its recoverable amount, it is written down immediately. Certain brands have been determined to have an indefinite useful life and are not amortised. Such intangible assets are assessed annually to determine whether the asset is impaired and to reconfirm that an indefinite useful life remains appropriate. In the event that an indefinite life is inappropriate, a finite life is determined and a further impairment review is performed on the asset.

(D) Revenue recognition

(1) Net interest income

Interest income and expense are recognised in the income statement using the effective interest method for all interest-bearing financial instruments, except for those classified at fair value through profit or loss. The effective interest method is a method of calculating the amortised cost of a financial asset or liability and of allocating the interest income or interest expense over the expected life of the financial instrument. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses) or to the amortised cost of the financial liability, including early redemption fees, other fees, and premiums and discounts that are an integral part of the overall return. In the case of financial assets that are purchased or originated credit-impaired, the effective interest rate is the rate that discounts the estimated future cash flows to the amortised cost of the instrument. Direct incremental transaction costs related to the acquisition, issue or disposal of a financial instrument are also taken into account. Interest income from non-credit-impaired financial assets is recognised by applying the effective interest rate to the gross carrying amount of the asset; for credit-impaired financial assets, the effective interest rate is applied to the net carrying amount after deducting the allowance for expected credit losses. Impairment policies are set out in (H) below.

(2) Fee and commission income and expense

Fees and commissions receivable which are not an integral part of the effective interest rate are recognised as income as the Group fulfils its performance obligations. The Group's principal performance obligations arising from contracts with customers are in respect of value added current accounts, credit cards and debit cards. These fees are received, and the Group provides the service, monthly; the fees are recognised in income on this basis. The Group also receives certain fees in respect of its asset finance business where the performance obligations are typically fulfilled towards the end of the customer contract; these fees are recognised in income on this basis. Where it is unlikely that the loan commitments will be drawn, loan commitment fees are recognised in fee and commission income over the life of the facility, rather than as an adjustment to the effective interest rate for the lending expected to be drawn. Incremental costs incurred to generate fee and commission income are charged to fee and commission expense as they are incurred.

(3) Other

Dividend income is recognised when the right to receive payment is established.

Revenue recognition policies specific to trading income are set out in (E)(3) below and those relating to leases are set out in (J)(1) below.

(E) Financial assets and liabilities

On initial recognition, financial assets are classified as measured at amortised cost, fair value through other comprehensive income or fair value through profit or loss, depending on the Group's business model for managing those financial assets and whether the resultant cash flows represent solely payments of principal and interest on principal outstanding. The Group assesses its business models at a portfolio level based on its objectives for the relevant portfolio, how the performance of the portfolio is managed and reported, and the frequency of asset sales. Financial assets with embedded derivatives are considered in their entirety when considering their cash flow characteristics. The Group reclassifies financial assets only when its business model for managing those assets changes. A reclassification will only take place when the change is significant to the Group's operations and will occur at a portfolio level and not for individual instruments; reclassifications are expected to be rare. Equity investments are measured at fair value through profit or loss unless the Group elects at initial recognition to account for the instruments at fair value through other comprehensive income. For these instruments, principally strategic investments, dividends are recognised in profit or loss but fair value gains and losses are not subsequently reclassified to profit or loss following derecognition of the investment.

The Group initially recognises loans and advances, deposits, debt securities in issue and subordinated liabilities when the Group becomes a party to the contractual provisions of the instrument. Regular way purchases and sales of securities and other financial assets and trading liabilities are recognised on trade date, being the date that the Group is committed to purchase or sell an asset.

Financial assets are derecognised when the contractual right to receive cash flows from those assets has expired or when the Group has transferred its contractual right to receive the cash flows from the assets and either: substantially all of the risks and rewards of ownership have been transferred; or the Group has neither retained nor transferred substantially all of the risks and rewards, but has transferred control.

Financial liabilities are derecognised when the obligation is discharged, cancelled or expires.

(1) Financial instruments measured at amortised cost

Financial assets that are held to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A basic lending arrangement results in contractual cash flows that are solely payments of principal and interest on the principal amount outstanding. Where the contractual cash flows introduce exposure to risks or volatility unrelated to a basic lending arrangement such as changes in equity prices or commodity prices, the payments do not comprise solely principal and interest. Financial assets measured at amortised cost are predominantly loans and advances to customers and banks, reverse repurchase agreements and certain debt securities used by the Group to manage its liquidity. Loans and advances and reverse repurchase agreements are initially recognised when cash is advanced to the borrower at fair value inclusive of transaction costs. Interest income is accounted for using the effective interest method (see (D) above).

Financial liabilities are measured at amortised cost, except for trading liabilities and other financial liabilities designated at fair value through profit or loss on initial recognition which are held at fair value.

Note 2: Accounting policies continued

(2) Financial assets measured at fair value through other comprehensive income

Financial assets that are held to collect contractual cash flows and for subsequent sale where those cash flows represent solely payments of principal and interest are recognised in the balance sheet at their fair value, inclusive of transaction costs. Interest calculated using the effective interest method and foreign exchange gains and losses on assets denominated in foreign currencies are recognised in the income statement. All other gains and losses arising from changes in fair value are recognised directly in other comprehensive income, until the financial asset is either sold or matures, at which time, other than in respect of equity shares, the cumulative gain or loss previously recognised in other comprehensive income is recognised in the income statement. The cumulative revaluation amount in respect of equity shares is transferred directly to retained profits. The Group recognises a charge for expected credit losses in the income statement (see (H) below). As the asset is measured at fair value, the charge does not adjust the carrying value of the asset, and this is reflected in other comprehensive income.

(3) Financial instruments measured at fair value through profit or loss

Financial assets are classified at fair value through profit or loss where they do not meet the criteria to be measured at amortised cost or fair value through other comprehensive income or where they are designated at fair value through profit or loss to reduce an accounting mismatch. All derivatives are carried at fair value through profit or loss, other than those in effective cash flow hedging relationships. Derivatives are carried on the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative. Refer to note 16 (Fair values of financial assets and liabilities) for details of valuation techniques and significant inputs to valuation models.

Derivatives embedded in a financial asset are not considered separately; the financial asset is considered in its entirety when determining whether its cash flows are solely payments of principal and interest. Derivatives embedded in financial liabilities are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

Trading securities, which are debt securities and equity shares acquired principally for the purpose of selling in the short term or which are part of a portfolio which is managed for short-term gains, do not meet these criteria and are also measured at fair value through profit or loss. Financial assets measured at fair value through profit or loss are recognised in the balance sheet at their fair value. Fair value gains and losses together with interest coupons and dividend income are recognised in the income statement within net trading income.

Financial liabilities are measured at fair value through profit or loss where they are trading liabilities or where they are designated at fair value through profit or loss in order to reduce an accounting mismatch; where the liabilities are part of a group of liabilities (or assets and liabilities) which is managed, and its performance evaluated, on a fair value basis; or where the liabilities contain one or more embedded derivatives that significantly modify the cash flows arising under the contract and would otherwise need to be separately accounted for. Financial liabilities measured at fair value through profit or loss are recognised in the balance sheet at their fair value. Fair value gains and losses are recognised in the income statement within net trading income in the period in which they occur, except in the case of financial liabilities designated at fair value through profit or loss where gains and losses attributable to changes in own credit risk are recognised in other comprehensive income.

The fair values of assets and liabilities traded in active markets are based on current bid and offer prices, respectively, which include the expected effects of potential changes to laws and regulations, risks associated with climate change and other factors. If the market is not active the Group establishes a fair value by using valuation techniques. The fair values of derivative financial instruments are adjusted where appropriate to reflect credit risk (via credit valuation adjustments (CVAs), debit valuation adjustments (DVAs) and funding valuation adjustments (FVAs)), market liquidity and other risks.

(4) Borrowings

Borrowings (which include deposits from banks, customer deposits, repurchase agreements, debt securities in issue and subordinated liabilities) are recognised initially at fair value, being their issue proceeds net of transaction costs incurred. These instruments are subsequently stated at amortised cost using the effective interest method.

Preference shares and other instruments which carry a mandatory coupon or are redeemable on a specific date are classified as financial liabilities. The coupon on these instruments is recognised in the income statement as interest expense. Securities which carry a discretionary coupon and have no fixed maturity or redemption date are classified as other equity instruments. Interest payments on these securities are recognised as distributions from equity in the period in which they are paid.

An exchange of financial liabilities on substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of a financial liability extinguished and the new financial liability is recognised in profit or loss together with any related costs or fees incurred. When a financial liability is exchanged for an equity instrument, the new equity instrument is recognised at fair value and any difference between the carrying value of the liability and the fair value of the new equity instrument is recognised in profit or loss.

(5) Sale and repurchase agreements (including securities lending and borrowing)

Securities sold subject to repurchase agreements (repos) continue to be recognised on the balance sheet where substantially all of the risks and rewards are retained. Funds received for repos carried at fair value are included within trading liabilities.

Securities purchased under agreements to resell (reverse repos), where the Group does not acquire substantially all of the risks and rewards of ownership, are measured at amortised cost or at fair value. Those measured at fair value are recognised within trading securities. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method.

Securities borrowing and lending transactions are typically secured; collateral takes the form of securities or cash advanced or received. Securities lent to counterparties are retained on the balance sheet. Securities borrowed are not recognised on the balance sheet, unless these are sold to third parties, in which case the obligation to return them is recorded at fair value as a trading liability. Cash collateral given or received is treated as a loan and advance measured at amortised cost or customer deposit.

Note 2: Accounting policies continued

(F) Hedge accounting

As permitted by IFRS 9, the Group continues to apply the requirements of IAS 39 to its hedging relationships.

Changes in the fair value of all derivative instruments, other than those in effective cash flow hedging relationships, are recognised immediately in the income statement. As noted in (2) below, the change in fair value of a derivative in an effective cash flow hedging relationship is allocated between the income statement and other comprehensive income.

Hedge accounting allows one financial instrument, generally a derivative such as a swap, to be designated as a hedge of another financial instrument such as a loan or deposit or a portfolio of such instruments. At the inception of the hedge relationship, formal documentation is drawn up specifying the hedging strategy, the hedged item, the hedging instrument and the methodology that will be used to measure the effectiveness of the hedge relationship in offsetting changes in the fair value or cash flow of the hedged risk. The effectiveness of the hedging relationship is tested both at inception and throughout its life and if at any point it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued. Note 17 provides details of the types of derivatives held by the Group and presents separately those designated in hedge relationships.

(1) Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk; this also applies if the hedged asset is classified as a financial asset at fair value through other comprehensive income. If the hedge no longer meets the criteria for hedge accounting, changes in the fair value of the hedged item attributable to the hedged risk are no longer recognised in the income statement. The cumulative adjustment that has been made to the carrying amount of the hedged item is amortised to the income statement using the effective interest method over the period to maturity.

(2) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income in the cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are reclassified to the income statement in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the income statement when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(G) Offset

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right of offset and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously. Cash collateral on exchange traded derivative transactions is presented gross unless the collateral cash flows are always settled net with the derivative cash flows. In certain situations, even though master netting agreements exist, the lack of management intention to settle on a net basis results in the financial assets and liabilities being reported gross on the balance sheet.

(H) Impairment of financial assets

The impairment charge in the income statement reflects the change in expected credit losses, including those arising from fraud. Expected credit losses are recognised for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets (other than equity investments) measured at fair value through other comprehensive income, and certain loan commitments and financial guarantee contracts. Expected credit losses are calculated as an unbiased and probability-weighted estimate using an appropriate probability of default, adjusted to take into account a range of possible future economic scenarios, and applying this to the estimated exposure of the Group at the point of default after taking into account the value of any collateral held, repayments, or other mitigants of loss and including the impact of discounting using the effective interest rate.

At initial recognition, allowance (or provision in the case of some loan commitments and financial guarantees) is made for expected credit losses resulting from default events that are possible within the next 12 months (12-month expected credit losses). In the event of a significant increase in credit risk since origination, allowance (or provision) is made for expected credit losses resulting from all possible default events over the expected life of the financial instrument (lifetime expected credit losses). Financial assets where 12-month expected credit losses are recognised are considered to be Stage 1; financial assets which are considered to have experienced a significant increase in credit risk since initial recognition are in Stage 2; and financial assets which have defaulted or are otherwise considered to be credit-impaired are allocated to Stage 3. Some Stage 3 assets, mainly in Commercial Banking, are subject to individual rather than collective assessment. Such cases are subject to a risk-based impairment sanctioning process, and these are reviewed and updated at least quarterly, or more frequently if there is a significant change in the credit profile. The collective assessment of impairment aggregates financial instruments with similar risk characteristics, such as whether the facility is revolving in nature or secured and the type of security held against financial assets.

Note 2: Accounting policies continued

An assessment of whether credit risk has increased significantly since initial recognition considers the change in the risk of default occurring over the remaining expected life of the financial instrument. In determining whether there has been a significant increase in credit risk, the Group uses quantitative tests based on relative and absolute probability of default (PD) movements linked to internal credit ratings together with qualitative indicators such as watchlists and other indicators of historical delinquency, credit weakness or financial difficulty. The use of internal credit ratings and qualitative indicators ensures alignment between the assessment of staging and the Group's management of credit risk which utilises these internal metrics within distinct retail and commercial portfolio risk management practices. However, unless identified at an earlier stage, the credit risk of financial assets is deemed to have increased significantly when more than 30 days past due. The use of a payment holiday in and of itself has not been judged to indicate a significant increase in credit risk, with the underlying long-term credit risk deemed to be driven by economic conditions and captured through the use of forward-looking models. These portfolio-level models are capturing the anticipated volume of increased defaults and therefore an appropriate assessment of staging and expected credit loss. Where the credit risk subsequently improves such that it no longer represents a significant increase in credit risk since initial recognition, the asset is transferred back to Stage 1.

Assets are transferred to Stage 3 when they have defaulted or are otherwise considered to be credit-impaired. Default is considered to have occurred when there is evidence that the customer is experiencing financial difficulty which is likely to affect significantly the ability to repay the amount due. IFRS 9 contains a rebuttable presumption that default occurs no later than when a payment is 90 days past due which the Group uses for all its products. In addition, other indicators of mortgage default are added including end-of-term payments on past due interest-only accounts and loans considered non-performing due to recent arrears or forbearance. The use of payment holidays is not considered to be an automatic trigger of regulatory default and therefore does not automatically trigger Stage 3. Days past due will also not accumulate on any accounts that have taken a payment holiday including those already past due.

In certain circumstances, the Group will renegotiate the original terms of a customer's loan, either as part of an ongoing customer relationship or in response to adverse changes in the circumstances of the borrower. In the latter circumstances, the loan will remain classified as either Stage 2 or Stage 3 until the credit risk has improved such that it no longer represents a significant increase since origination (for a return to Stage 1), or the loan is no longer credit-impaired (for a return to Stage 2). On renegotiation the gross carrying amount of the loan is recalculated as the present value of the renegotiated or modified contractual cash flows, which are discounted at the original effective interest rate. Renegotiation may also lead to the loan and associated allowance being derecognised and a new loan being recognised initially at fair value.

Purchased or originated credit-impaired financial assets (POCI) include financial assets that are purchased or originated at a deep discount that reflects incurred credit losses. At initial recognition, POCI assets do not carry an impairment allowance; instead, lifetime expected credit losses are incorporated into the calculation of the effective interest rate. All changes in lifetime expected credit losses subsequent to the assets' initial recognition are recognised as an impairment charge.

A loan or advance is normally written off, either partially or in full, against the related allowance when the proceeds from realising any available security have been received or there is no realistic prospect of recovery and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses recorded in the income statement. For both secured and unsecured retail balances, the write-off takes place only once an extensive set of collections processes has been completed, or the status of the account reaches a point where policy dictates that continuing attempts to recover are no longer appropriate. For commercial lending, a write-off occurs if the loan facility with the customer is restructured, the asset is under administration and the only monies that can be received are the amounts estimated by the administrator, the underlying assets are disposed and a decision is made that no further settlement monies will be received, or external evidence (for example, third party valuations) is available that there has been an irreversible decline in expected cash flows.

(l) Property, plant and equipment

Property, plant and equipment (other than investment property) is included at cost less accumulated depreciation. The value of land (included in premises) is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate the difference between the cost and the residual value over their estimated useful lives, as follows: the shorter of 50 years and the remaining period of the lease for freehold/long and short leasehold premises; the shorter of 10 years and, if lease renewal is not likely, the remaining period of the lease for leasehold improvements; 10 to 20 years for fixtures and furnishings; and 2 to 8 years for other equipment and motor vehicles.

The assets' residual values and useful lives are reviewed and, if appropriate, revised at each balance sheet date.

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverable amount of assets the Group considers the effects of potential or actual changes in legislation, customer behaviour, climate-related risks and other factors on the asset's cash-generating unit (CGU). In the event that an asset's CGU carrying amount is determined to be greater than its recoverable amount the asset is written down immediately.

Investment property comprises freehold and long leasehold land and buildings that are held either to earn rental income or for capital accretion or both. Investment property is carried at fair value based on current prices for similar properties, adjusted for the specific characteristics of the property (such as location or condition). If this information is not available, the Group uses alternative valuation methods such as discounted cash flow projections or recent prices in less active markets. These valuations are reviewed at least annually by independent professionally qualified valuers. Investment property being redeveloped for continuing use as investment property, or for which the market has become less active, continues to be valued at fair value.

Note 2: Accounting policies continued

(J) Leases

Under IFRS 16, a lessor is required to determine if a lease is a finance or operating lease. A lessee is not required to make this determination.

(1) As lessor

Assets leased to customers are classified as finance leases if the lease agreements transfer substantially all of the risks and rewards of ownership to the lessee but not necessarily legal title. All other leases are classified as operating leases. When assets are subject to finance leases, the present value of the lease payments, together with any unguaranteed residual value, is recognised as a receivable, net of allowances for expected credit losses and residual value impairment, within loans and advances to banks and customers. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance lease income. Finance lease income is recognised in interest income over the term of the lease using the net investment method (before tax) so as to give a constant rate of return on the net investment in the lease. Unguaranteed residual values are reviewed regularly to identify any impairment.

Operating lease assets are included within other assets at cost and depreciated over their estimated useful lives. The depreciation charge is based on the asset's residual value and the life of the lease. Operating lease rental income is recognised on a straight-line basis over the life of the lease.

The Group evaluates non-lease arrangements such as outsourcing and similar contracts to determine if they contain a lease which is then accounted for separately.

(2) As lessee

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group's incremental borrowing rate appropriate for the right-of-use asset arising from the lease, and the liability recognised within other liabilities.

Lease payments are allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

(K) Employee benefits

Short-term employee benefits, such as salaries, paid absences, performance-based cash awards and social security costs, are recognised over the period in which the employees provide the related services.

(1) Pension schemes

The Group operates a number of post-retirement benefit schemes for its employees including both defined benefit and defined contribution pension plans. A defined benefit scheme is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, dependent on one or more factors such as age, years of pensionable service and pensionable salary. A defined contribution plan is a pension plan into which the Group pays fixed contributions; there is no legal or constructive obligation to pay further contributions.

(i) Defined benefit schemes

Scheme assets are included at their fair value and scheme liabilities are measured on an actuarial basis using the projected unit credit method. The defined benefit scheme liabilities are discounted using rates equivalent to the market yields at the balance sheet date on high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The Group's income statement charge includes the current service cost of providing pension benefits, past service costs, net interest expense (income), and plan administration costs that are not deducted from the return on plan assets. Past service costs, which represents the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment, are recognised when the plan amendment or curtailment occurs. Net interest expense (income) is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

Remeasurements, comprising actuarial gains and losses, the return on plan assets (excluding amounts included in net interest expense (income) and net of the cost of managing the plan assets), and the effect of changes to the asset ceiling (if applicable) are reflected immediately in the balance sheet with a charge or credit recognised in other comprehensive income in the period in which they occur. Remeasurements recognised in other comprehensive income are reflected immediately in retained profits and will not subsequently be reclassified to profit or loss.

The Group's balance sheet includes the net surplus or deficit, being the difference between the fair value of scheme assets and the discounted value of scheme liabilities at the balance sheet date. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future or through refunds from the schemes. In assessing whether a surplus is recoverable, the Group considers (i) its current right to obtain a refund or a reduction in future contributions and (ii) the rights of other parties existing at the balance sheet date. In determining the rights of third parties existing at the balance sheet date, the Group does not anticipate any future acts by other parties.

(ii) Defined contribution schemes

The costs of the Group's defined contribution plans are charged to the income statement in the period in which they fall due.

(2) Share-based compensation

Lloyds Banking Group operates a number of equity-settled, share-based compensation plans in respect of services received from certain of its employees. The value of the employee services received in exchange for equity instruments granted under these plans is recognised as an expense over the vesting period of the instruments, with a corresponding increase in equity. This expense is determined by reference to the fair value of the number of equity instruments that are expected to vest. The fair value of equity instruments granted is based on market prices, if available, at the date of grant. In the absence of market prices, the fair value of the instruments at the date of grant is estimated using an appropriate valuation technique, such as a Black-Scholes option pricing model or a Monte Carlo simulation. The determination of fair values excludes the impact of any non-market vesting conditions, which are included in the assumptions used to estimate the number of options that are expected to vest. At each balance sheet date, this estimate is reassessed and if necessary revised. Any revision of the original estimate is recognised in the income statement, together with a corresponding adjustment to equity. Cancellations by employees of contributions to the Group's Save As You Earn plans are treated as non-vesting conditions and the Group recognises, in the year of cancellation, the amount of the expense that would have otherwise been recognised over the remainder of the vesting period. Modifications are assessed at the date of modification and any incremental charges are charged to the income statement.

Note 2: Accounting policies continued

(L) Taxation

Tax expense comprises current and deferred tax. Current and deferred tax are charged or credited in the income statement except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period, outside the income statement (either in other comprehensive income, directly in equity, or through a business combination), in which case the tax appears in the same statement as the transaction that gave rise to it. The tax consequences of the Group's dividend payments (including distributions on other equity instruments), if any, are charged or credited to the statement in which the profit distributed originally arose.

Current tax is the amount of corporate income taxes expected to be payable or recoverable based on the profit for the period as adjusted for items that are not taxable or not deductible, and is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date.

Current tax includes amounts provided in respect of uncertain tax positions when management expects that, upon examination of the uncertainty by His Majesty's Revenue and Customs (HMRC) or other relevant tax authority, it is more likely than not that an economic outflow will occur. Provisions reflect management's best estimate of the ultimate liability based on their interpretation of tax law, precedent and guidance, informed by external tax advice as necessary. Changes in facts and circumstances underlying these provisions are reassessed at each balance sheet date, and the provisions are remeasured as required to reflect current information.

Deferred tax is recognised on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the balance sheet. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the balance sheet date, and which are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax liabilities are generally recognised for all taxable temporary differences but not recognised for taxable temporary differences arising on investments in subsidiaries where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred tax liabilities are not recognised on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilised, and are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognised in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination, or where at the time of the transaction they give rise to equal taxable and deductible temporary differences. Deferred tax is not discounted.

The Group has applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar 2 income taxes currently required by IAS 12 Income Taxes.

(M) Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). Foreign currency transactions are translated into the appropriate functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when recognised in other comprehensive income as qualifying cash flow hedges. Non-monetary assets that are measured at fair value are translated using the exchange rate at the date that the fair value was determined. Translation differences on equities and similar non-monetary items held at fair value through profit and loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets measured at fair value through other comprehensive income, such as equity shares, are included in the fair value reserve in equity unless the asset is a hedged item in a fair value hedge.

The results and financial position of all Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on the acquisition of a foreign entity, are translated into sterling at foreign exchange rates ruling at the balance sheet date; and the income and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions, in which case income and expenses are translated at the dates of the transactions.

Foreign exchange differences arising on the translation of a foreign operation are recognised in other comprehensive income and accumulated in a separate component of equity together with exchange differences arising from the translation of borrowings and other currency instruments designated as hedges of such investments. On disposal or liquidation of a foreign operation, the cumulative amount of exchange differences relating to that foreign operation is reclassified from equity and included in determining the profit or loss arising on disposal or liquidation.

(N) Provisions and contingent liabilities

Provisions are recognised in respect of present obligations arising from past events where it is probable that outflows of resources will be required to settle the obligations and they can be reliably estimated.

Contingent liabilities are possible obligations whose existence depends on the outcome of uncertain future events or those present obligations where the outflows of resources are uncertain or cannot be measured reliably. Contingent liabilities are not recognised in the financial statements but are disclosed unless they are remote.

Provision is made for expected credit losses in respect of irrevocable undrawn loan commitments and financial guarantee contracts (see (H) above).

Note 2: Accounting policies continued

(O) Share capital

Incremental costs directly attributable to the issue of new shares or options or to the acquisition of a business are shown in equity as a deduction, net of tax, from the proceeds. Dividends paid on the Group's ordinary shares are recognised as a reduction in equity in the period in which they are paid.

(P) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash and non-mandatory deposits held with central banks, mandatory deposits held with central banks in demand accounts and amounts due from banks with an original maturity of less than three months that are available to finance the Group's day-to-day operations.

Note 3: Critical accounting judgements and key sources of estimation uncertainty

The preparation of the Group's financial statements in accordance with IFRS Accounting Standards requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In preparing the financial statements, the Group has considered the impact of climate-related risks on its financial position and performance. While the effects of climate change represent a source of uncertainty, the Group does not consider there to be a material impact on its judgements and estimates from the physical, transition and other climate-related risks in the short term.

The significant judgements, apart from those involving estimation, made by management in applying the Group's accounting policies in these financial statements (critical judgements) and the key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year (key sources of estimation uncertainty), which together are considered critical to the Group's results and financial position, are as follows:

- Retirement benefit obligations (note 11)
- Uncertain tax positions (note 14)
- Fair value of financial instruments (note 16)
- Allowance for expected credit losses (note 19)
- Regulatory and legal provisions (note 26)

Consideration of climate change

Financial statement preparation includes the consideration of the impact of climate change on the Group's financial statements. There has been no material impact identified on the financial reporting judgements and estimates. In particular, the directors considered the impact of climate change in respect of the:

- Going concern of the Group for a period of at least 12 months from the date of approval of the financial statements
- Assessment of impairment of non-financial assets including goodwill
- Carrying value and useful economic lives of property, plant and equipment
- Fair value of financial assets and liabilities. These are generally based on market indicators which include the market's assessment of climate risk
- Assessments on expected credit loss, focusing on specific climate-related macroeconomic, physical and transition risk impacts on credit quality at a sector and segment level
- Forecasting of the Group's future UK taxable profits, which impacts deferred tax recognition

Whilst there is currently no material short-term impact of climate change expected, the Group acknowledges the long-term nature of climate risk and continues to monitor and assess climate risks highlighted in the risk management section on **pages 26 to 28.**

Note 4: Segmental analysis

The Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) of the Lloyds Banking Group has been determined to be the chief operating decision-maker, as defined by IFRS 8 Operating Segments, for the Group. The Group's operating segments reflect its organisational and management structures. The GEC reviews the Group's internal reporting based around these segments in order to assess performance and allocate resources. They consider interest income and expense on a net basis and consequently the total interest income and expense for all reportable segments is presented net. The segments are differentiated by the type of products provided and by whether the customers are individuals or corporate entities.

The Group has two operating and reportable segments: Retail and Commercial Banking:

- Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to build enduring relationships that meet more of its customers' financial needs and improves their financial resilience throughout their lifetime
- Commercial Banking serves small and medium businesses and corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services whilst connecting the whole Group to clients

Other comprises income and expenditure not attributed to the Group's operating segments. These amounts include the costs of certain central and head office functions.

Inter-segment services are generally recharged at cost, although some attract a margin. Inter-segment lending and deposits are generally entered into at market rates, except that non-interest bearing balances are priced at a rate that reflects the external yield that could be earned on such funds.

For the majority of those derivative contracts entered into by business units for risk management purposes, the business unit recognises the net interest income or expense on an accrual accounting basis and transfers the remainder of the movement in the fair value of the derivative to the central function where the resulting accounting volatility is managed where possible through the establishment of hedge accounting relationships. Any change in fair value of the hedged instrument attributable to the hedged risk is also recorded within the central function. This allocation of the fair value of the derivative and change in fair value of the hedged instrument attributable to the hedged risk avoids accounting asymmetry in segmental results and leads to accounting volatility, which is managed centrally and reported within Other.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 4: Segmental analysis continued

Year ended 31 December 2024	Retail £m	Commercial Banking £m	Other £m	Group £m
Net interest income	8,934	3,265	393	12,592
Other income	2,058	1,073	1,348	4,479
Total income	10,992	4,338	1,741	17,071
Operating expenses	(7,779)	(2,375)	(1,773)	(11,927)
Impairment (charge) credit	(457)	(2)	3	(456)
Profit (loss) before tax	2,756	1,961	(29)	4,688
External income	13,269	5,606	(1,804)	17,071
Inter-segment (expense) income	(2,277)	(1,268)	3,545	–
Total income	10,992	4,338	1,741	17,071
External assets	386,199	82,731	142,283	611,213
External liabilities	324,727	135,396	111,343	571,466
Analysis of other income:				
Net fee and commission income	271	794	(127)	938
Operating lease rental income	1,672	9	–	1,681
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	–	(157)	(157)
Other income	115	270	1,632	2,017
Other income	2,058	1,073	1,348	4,479
Other items reflected in income statement above:				
Depreciation and amortisation	2,303	337	731	3,371
Defined benefit scheme charge	–	–	(11)	(11)
Non-income statement items:				
Additions to fixed assets	3,485	99	1,355	4,939

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 4: Segmental analysis continued

Year ended 31 December 2023	Retail £m	Commercial Banking £m	Other £m	Group £m
Net interest income	9,651	3,675	383	13,709
Other income	2,157	1,054	1,447	4,658
Total income	11,808	4,729	1,830	18,367
Operating expenses	(7,031)	(2,278)	(1,659)	(10,968)
Impairment (charge) credit	(831)	483	5	(343)
Profit before tax	3,946	2,934	176	7,056
External income	12,805	5,788	(226)	18,367
Inter-segment (expense) income	(997)	(1,059)	2,056	–
Total income	11,808	4,729	1,830	18,367
External assets	376,589	90,301	138,515	605,405
External liabilities	313,232	138,835	112,907	564,974
Analysis of other income:				
Net fee and commission income	618	822	(88)	1,352
Operating lease rental income	1,373	10	–	1,383
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	–	(140)	(140)
Other income	166	222	1,675	2,063
Other income	2,157	1,054	1,447	4,658
Other items reflected in income statement above:				
Depreciation and amortisation	1,927	408	516	2,851
Defined benefit scheme charge	–	–	(79)	(79)
Non-income statement items:				
Additions to fixed assets	3,294	86	1,583	4,963

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 4: Segmental analysis continued

Year ended 31 December 2022	Retail £m	Commercial Banking £m	Other £m	Group £m
Net interest income	9,746	3,227	132	13,105
Other income	1,684	947	1,009	3,640
Total income	11,430	4,174	1,141	16,745
Operating expenses	(5,696)	(2,207)	(1,296)	(9,199)
Impairment (charge) credit	(1,373)	(471)	392	(1,452)
Profit before tax	4,361	1,496	237	6,094
External income	11,996	3,375	1,374	16,745
Inter-segment (expense) income	(566)	799	(233)	–
Total income	11,430	4,174	1,141	16,745
External assets	372,585	89,536	154,807	616,928
External liabilities	314,051	140,923	122,895	577,869
Analysis of other income:				
Net fee and commission income	555	822	(126)	1,251
Operating lease rental income	1,065	12	–	1,077
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	–	(76)	(76)
Other income	64	113	1,211	1,388
Other income	1,684	947	1,009	3,640
Other items reflected in income statement above:				
Depreciation and amortisation	1,216	195	937	2,348
Defined benefit scheme charge	72	28	25	125
Non-income statement items:				
Additions to fixed assets	2,146	94	1,464	3,704

Geographical areas

The Group's operations are predominantly UK-based and as a result an analysis between UK and non-UK activities is not provided.

Note 5: Net interest income

	2024 £m	2023 £m	2022 £m
Interest income:			
Loans and advances to banks	2,439	3,096	846
Loans and advances to customers	21,712	18,992	13,789
Reverse repurchase agreements	2,441	1,866	835
Debt securities	737	495	145
Financial assets held at amortised cost	27,329	24,449	15,615
Financial assets at fair value through other comprehensive income	1,057	851	947
Total interest income[1]	28,386	25,300	16,562
Interest expense:			
Deposits from banks	(121)	(131)	(78)
Customer deposits	(9,009)	(6,045)	(1,083)
Repurchase agreements	(2,390)	(2,397)	(827)
Debt securities in issue at amortised cost[2]	(3,814)	(2,595)	(1,075)
Lease liabilities	(30)	(28)	(27)
Subordinated liabilities	(430)	(395)	(367)
Total interest expense	(15,794)	(11,591)	(3,457)
Net interest income	12,592	13,709	13,105

1 Includes £1,089 million (2023: £885 million; 2022: £711 million) in respect of finance lease receivables.
2 The impact of the Group's hedging arrangements is included on this line.

Net interest income also includes a debit of £2,297 million (2023: debit of £1,517 million; 2022: credit of £1 million) transferred from the cash flow hedging reserve (see note 29).

Note 6: Net fee and commission income

Year ended 31 December 2024	Retail £m	Commercial Banking £m	Other £m	Total £m
Fee and commission income:				
Current accounts	423	217	–	640
Credit and debit card fees	829	453	–	1,282
Commercial banking fees	–	195	–	195
Factoring	–	69	–	69
Other fees and commissions	74	144	12	230
Total fee and commission income	1,326	1,078	12	2,416
Fee and commission expense	(1,055)	(284)	(139)	(1,478)
Net fee and commission income	**271**	**794**	**(127)**	**938**

Year ended 31 December 2023	Retail £m	Commercial Banking £m	Other £m	Total £m
Fee and commission income:				
Current accounts	406	214	–	620
Credit and debit card fees	800	459	–	1,259
Commercial banking fees	–	191	–	191
Factoring	–	75	–	75
Other fees and commissions	85	171	55	311
Total fee and commission income	1,291	1,110	55	2,456
Fee and commission expense	(673)	(288)	(143)	(1,104)
Net fee and commission income	**618**	**822**	**(88)**	**1,352**

Year ended 31 December 2022	Retail £m	Commercial Banking £m	Other £m	Total £m
Fee and commission income:				
Current accounts	420	222	–	642
Credit and debit card fees	734	456	–	1,190
Commercial banking fees	–	196	–	196
Factoring	–	79	–	79
Other fees and commissions	66	149	30	245
Total fee and commission income	1,220	1,102	30	2,352
Fee and commission expense	(665)	(280)	(156)	(1,101)
Net fee and commission income	**555**	**822**	**(126)**	**1,251**

Fees and commissions which are an integral part of the effective interest rate form part of net interest income shown in note 5. Fees and commissions relating to instruments that are held at fair value through profit or loss are included within net trading income shown in note 7.

In determining the disaggregation of fees and commissions the Group has considered how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors, including those that are impacted by climate-related factors. It has determined that the above disaggregation by product type provides useful information that does not aggregate items that have substantially different characteristics.

At 31 December 2024, the Group held on its balance sheet £105 million (31 December 2023: £100 million) in respect of services provided to customers and £69 million (31 December 2023: £62 million) in respect of amounts received from customers for services to be provided after the balance sheet date. Current unsatisfied performance obligations amount to £189 million (31 December 2023: £165 million); the Group expects to receive substantially all of this revenue by the end of 2026.

Income recognised during the year included £27 million (2023: £30 million) in respect of amounts included in the contract liability balance at the start of the year and £nil (2023: £nil) in respect of amounts from performance obligations satisfied in previous years.

The most significant performance obligations undertaken by the Group are in respect of current accounts, the provision of other banking services for commercial customers and credit and debit card services.

In respect of current accounts, the Group receives fees for the provision of bank account and transaction services such as ATM services, fund transfers, overdraft facilities and other value-added offerings.

For commercial customers, alongside its provision of current accounts, the Group provides other corporate banking services including factoring and commitments to provide loan financing. Loan commitment fees are included in fees and commissions where the loan is not expected to be drawn down by the customer.

The Group receives interchange and merchant fees, together with fees for overseas use and cash advances, for provision of card services to cardholders and merchants.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 7: Net trading income

	2024 £m	2023 £m	2022 £m
Net gains (losses) on financial assets and liabilities at fair value through profit or loss:			
Net gains (losses) on financial instruments held for trading[1]	416	295	(24)
Net gains on other financial instruments mandatorily held at fair value through profit or loss	83	64	10
Net losses on financial liabilities designated at fair value through profit or loss	(335)	(342)	(153)
	164	17	(167)
Foreign exchange and other	433	367	347
Net trading income	**597**	**384**	**180**

1 Includes hedge ineffectiveness in respect of fair value hedges (2024: loss of £78 million; 2023: loss of £264 million; 2022: loss of £21 million) and cash flow hedges (2024: loss of £56 million; 2023: gain of £17 million; 2022: loss of £6 million).

Note 8: Other operating income

	2024 £m	2023 £m	2022 £m
Operating lease rental income	1,681	1,383	1,077
Net losses on disposal of financial assets at fair value through other comprehensive income (note 29)	(157)	(140)	(76)
Gain on disposal of business[1]	–	191	–
Intercompany recharges and other	1,420	1,488	1,208
Total other operating income	**2,944**	**2,922**	**2,209**

1 On 1 November 2023 the Group sold Halifax Share Dealing Limited to a fellow Lloyds Banking Group undertaking.

Note 9: Operating expenses

	2024 £m	2023 £m	2022 £m
Staff costs:			
Salaries and social security costs[1]	3,563	3,389	3,081
Pensions and other retirement benefit schemes (note 11)	504	335	439
Restructuring and other staff costs	378	538	333
	4,445	4,262	3,853
Premises and equipment costs[2]	407	411	292
Depreciation and amortisation[3]	3,371	2,851	2,348
Regulatory and legal provisions (note 26)	880	661	225
Other	2,824	2,783	2,481
Total operating expenses	**11,927**	**10,968**	**9,199**

1 Including social security costs of £405 million (2023: £347 million; 2022: 322 million).Also includes amounts related to the Group's share-based payment schemes (see note 10).
2 Net of profits on disposal of operating lease assets of £59 million (2023: £93 million; 2022: £197 million).
3 Comprising depreciation in respect of premises £94 million (2023: £107 million; 2022: £112 million), equipment £397 million (2023: £385 million; 2022: £558 million), operating lease assets £1,411 million (2023: £1,070 million; 2022: £570 million) and right-of-use assets £192 million (2023: £203 million; 2022: £213 million).

Average headcount

The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2024	2023	2022
UK	63,777	64,844	62,062
Overseas	1,658	555	487
Total	**65,435**	**65,399**	**62,549**

Note 10: Share-based payments

During the year ended 31 December 2024 Lloyds Banking Group plc operated a number of share-based payment schemes for which employees of the Lloyds Bank Group were eligible and all of which are mainly equity settled. Details of all schemes operated by Lloyds Banking Group are set out below; these are managed and operated on a Lloyds Banking Group-wide basis. The amount charged to the Group's income statement in respect of Lloyds Banking Group share-based payment schemes, and which is included within staff costs (note 9), was £259 million (2023: £302 million; 2022: £351 million).

During the year ended 31 December 2024 the Lloyds Banking Group operated the following share-based payment schemes, all of which are mainly equity settled.

Note 10: Share-based payments continued

Lloyds Banking Group Performance Share plan

The Lloyds Banking Group operates a Group Performance Share plan that is part equity settled. Bonuses in respect of employee service in 2024 have been recognised in the charge in line with the proportion of the deferral period completed.

Save-As-You-Earn schemes

Eligible employees may enter into contracts through the Save-As-You-Earn (SAYE) schemes to save up to £500 per month and, at the expiry of a fixed term of three years, have the option to use these savings within six months of the expiry of the fixed term to acquire shares in the Group at a discounted price of no less than 90 per cent of the market price at the start of the invitation period.

Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2024		2023	
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	1,311,205,148	31.70	1,256,918,075	31.30
Granted	200,820,157	52.35	287,984,574	38.55
Exercised	(663,187,372)	24.60	(164,709,399)	38.55
Forfeited	(17,375,716)	39.01	(12,862,726)	31.78
Cancelled	(27,852,684)	40.70	(45,807,000)	37.65
Expired	(5,984,747)	35.40	(10,318,376)	38.25
Outstanding at 31 December	797,624,786	42.30	1,311,205,148	31.70
Exercisable at 31 December	955,281	24.25	410,368	39.87

The weighted average share price at the time that the options were exercised during 2024 was £0.47 (2023: £0.48). The weighted average remaining contractual life of options outstanding at the end of the year was 1.85 years (2023: 1.58 years).

The weighted average fair value of SAYE options granted during 2024 was £0.09 (2023: £0.09). The fair values of the SAYE options have been determined using a standard Black-Scholes model.

Other share option plans

Executive Share Plans – buyout and retention awards

Share options may be granted to senior employees under the Lloyds Banking Group Executive Share Plan 2003, Lloyds Banking Group Executive Group Ownership Share Plan and Deferred Bonus Scheme 2021 specifically to facilitate recruitment (to compensate new recruits for any lost share awards), and also to make grants to key individuals for retention purposes. In some instances, grants may be made subject to individual performance conditions.

Participants are not entitled to any dividends paid during the vesting period.

	2024		2023	
	Number of Options	Weighted average exercise price (pence)	Number of Options	Weighted average exercise price (pence)
Outstanding at 1 January	26,131,255	Nil	20,466,471	Nil
Granted	768,170	Nil	15,198,717	Nil
Exercised	(10,815,436)	Nil	(8,739,497)	Nil
Vested	–	Nil	(765,247)	Nil
Forfeited	(488,091)	Nil	(8,216)	Nil
Lapsed	(16,901)	Nil	(20,973)	Nil
Outstanding at 31 December	15,578,997	Nil	26,131,255	Nil
Exercisable at 31 December	988,243	Nil	1,148,770	Nil

The weighted average fair value of options granted in the year was £0.46 (2023: £0.41). The fair values of options granted have been determined using a standard Black-Scholes model. The weighted average share price at the time that the options were exercised during 2024 was £0.53 (2023: £0.46). The weighted average remaining contractual life of options outstanding at the end of the year was 6.2 years (2023: 6.3 years).

Included in the above are awards to the Group Chief Executive.

Note 10: Share-based payments continued

Charlie Nunn joined the Group on 16 August 2021 as Group Chief Executive. He was granted deferred share awards over 8,301,708 shares to replace unvested awards from his former employer, HSBC, that were forfeited as a result of him joining the Lloyds Banking Group.

	2024 Number of options	2023 Number of options
Outstanding at 1 January	5,337,899	6,585,447
Exercised	(1,368,990)	(1,247,548)
Outstanding at 31 December	**3,968,909**	5,337,899

Other share plans

Lloyds Banking Group Executive Group Ownership Share Plan

The plan, introduced in 2006, is aimed at delivering shareholder value by linking the receipt of shares to an improvement in the performance of the Lloyds Banking Group over a three-year period. Awards are made within limits set by the rules of the plan, with the limits determining the maximum number of shares that can be awarded equating to three times annual salary. In exceptional circumstances this may increase to four times annual salary.

The Executive Group Ownership awards were replaced by Long Term Share Plan awards in 2021.

	2024 Number of shares	2023 Number of shares
Outstanding at 1 January	39,804,293	202,394,509
Vested	(18,490,246)	(66,555,435)
Forfeited	(33,055)	(96,034,781)
Dividend award	842,202	–
Outstanding at 31 December	**22,123,194**	39,804,293

Lloyds Banking Group Long Term Share Plan

The plan, approved at the 2020 AGM and introduced in 2021, replaced the Lloyds Banking Executive Group Ownership Share Plan and is intended to provide alignment to the Group's aim of delivering sustainable returns to shareholders, supported by its values and behaviours.

The awards in respect of the 2022 grant are due to vest in 2025 at a rate of 100 per cent.

	2024 Number of shares	2023 Number of shares
Outstanding at 1 January	262,409,389	171,947,743
Granted	–	108,551,439
Vested	(53,608,504)	–
Forfeited	(12,921,590)	(18,089,793)
Outstanding at 31 December	**195,879,295**	262,409,389

The weighted average fair value of awards granted in the year was £nil (2023: £0.42).

Lloyds Banking Group Long Term Incentive Plan

The plan, approved at the 2023 AGM and introduced in 2024, replaced the Long Term Share Plan and is intended to deliver stronger alignment between variable reward outcomes and the creation of shareholder value through the delivery of our strategy and the deepening of our relationships with our customers.

The awards in respect of the 2024 grant are due to vest in 2027. Details in relation to the plan are provided in the directors' remuneration report.

	2024 Number of shares	2023 Number of shares
Outstanding at 1 January	–	–
Granted	75,063,395	–
Outstanding at 31 December	**75,063,395**	–

The weighted average fair value of awards granted in the year was £0.30 (2023: £nil).

Executive Share Plans – buyout and retention awards

Share awards in the form of conditional shares may be granted to senior employees under the Lloyds Banking Group Executive Group Ownership Share Plan and Deferred Bonus Scheme 2021 specifically to facilitate recruitment (to compensate new recruits for any lost share awards), and also to make grants to key individuals for retention purposes. In some instances, grants may be made subject to individual performance conditions.

Participants are not entitled to any dividends paid during the vesting period.

	2024	2023
	Number of Shares	Number of Shares
Outstanding at 1 January	–	–
Granted	3,593,397	–
Vested	(728,370)	–
Outstanding at 31 December	**2,865,027**	–

The weighted average fair value of awards granted in the year was £0.51 (2023: £nil).

Assumptions at 31 December 2024

The fair value calculations at 31 December 2024 for grants made in the year, using Black-Scholes models and Monte Carlo simulation, are based on the following assumptions:

	SAYE	Executive Option Plans	Executive Share Plans	Long Term Share Plan
Weighted average risk-free interest rate	3.58%	4.43%	4.35%	4.07%
Weighted average expected life	3.3 years	1.6 years	1.3 years	4.4 years
Weighted average expected volatility	25%	24%	23%	29%
Weighted average expected dividend yield	6.0%	7.0%	7.0%	7.0%
Weighted average share price	£0.58	£0.52	£0.56	£0.48
Weighted average exercise price	£0.52	Nil	Nil	Nil

Expected volatility is a measure of the amount by which the Lloyds Banking Group's shares are expected to fluctuate during the life of an option. The expected volatility is estimated based on the historical volatility of the closing daily share price over the most recent period that is commensurate with the expected life of the option. The historical volatility is compared to the implied volatility generated from market traded options in the Lloyds Banking Group's shares to assess the reasonableness of the historical volatility and adjustments made where appropriate.

Share Incentive Plans

Matching shares

The Lloyds Banking Group undertakes to match shares purchased by employees up to the value of £45 per month; these matching shares are held in trust for a mandatory period of three years on the employee's behalf, during which period the employee is entitled to any dividends paid on such shares. The award is subject to a non-market based condition: if an employee leaves within this three-year period for other than a 'good' reason, all of the matching shares are forfeited. Similarly, if the employees sell their purchased shares within three years, their matching shares are forfeited.

The number of shares awarded relating to matching shares in 2024 was 38,464,042 (2023: 43,945,238), with an average fair value of £0.53 (2023: £0.46), based on market prices at the date of award.

Fixed share awards

Fixed share awards were introduced in 2014 in order to ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for certain Lloyds Banking Group employees, with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements. The fixed share awards are delivered in Lloyds Banking Group plc shares, and are released over three years with one third being released each year following the year of award. The number of shares purchased in relation to fixed share awards in 2024 was 1,541,751 (2023: 1,790,243) with an average fair value of £0.55 (2023: £0.46) based on market prices at the date of the award.

The fixed share award is not subject to any performance conditions, performance adjustment or clawback. On an employee leaving the Lloyds Banking Group, there is no change to the timeline for which shares will become unrestricted.

Since the beginning of 2023 the number of recipients of these awards has been reduced to the executive directors only.

Free shares

An award of shares may be made annually to employees up to a maximum of £3,600. The shares awarded are held in trust for a mandatory period of three years on the employee's behalf, during which period the employee is entitled to any dividends paid on such shares. The award is subject to a non-market based condition. If an employee leaves the Group within this three-year period for other than a 'good' reason, all of the shares awarded will be forfeited.

There have not been any awards made since 2021.

Note 11: Retirement benefit obligations
Critical accounting judgements and key sources of estimation uncertainty

Key sources of estimation uncertainty:	Discount rate applied to future cash flows
	Expected lifetime of the schemes' members
	Expected rate of future inflationary increases

The net asset recognised in the balance sheet at 31 December 2024 in respect of the Group's defined benefit pension scheme obligations was £2,945 million, comprising an asset of £3,028 million and a liability of £83 million (2023: a net asset of £3,532 million comprising an asset of £3,624 million and a liability of £92 million). The Group's accounting policy for its defined benefit pension scheme obligations is set out in note 2(K).

Income statement and balance sheet sensitivities to changes in the key sources of estimation uncertainty and other actuarial assumptions are provided in part (v).

	2024 £m	2023 £m	2022 £m
(Credit) charge to the income statement			
Defined benefit pension schemes	**(13)**	(80)	123
Other retirement benefit schemes	**2**	1	2
Total defined benefit schemes	**(11)**	(79)	125
Defined contribution pension schemes	**515**	414	314
Total charge to the income statement (note 9)	**504**	335	439

	2024 £m	2023 £m
Amounts recognised in the balance sheet		
Retirement benefit assets	**3,028**	3,624
Retirement benefit obligations	**(122)**	(136)
Total amounts recognised in the balance sheet	**2,906**	3,488

The total amounts recognised in the balance sheet relate to:

	2024 £m	2023 £m
Defined benefit pension schemes	**2,945**	3,532
Other retirement benefit schemes	**(39)**	(44)
Total amounts recognised in the balance sheet	**2,906**	3,488

Note 11: Retirement benefit obligations continued

Pension schemes

Defined benefit schemes

(i)   Characteristics of and risks associated with the Group's schemes

The Group has established a number of defined benefit pension schemes in the UK and overseas, both funded and unfunded. All significant schemes are funded and based in the UK, with the three most significant being the main sections of the Lloyds Bank Pension Scheme No. 1, the Lloyds Bank Pension Scheme No. 2 and the HBOS Final Salary Pension Scheme. At 31 December 2024, these schemes represented 94 per cent of the Group's total gross defined benefit pension assets (2023: 94 per cent). These schemes provide retirement benefits calculated as a proportion of final pensionable salary depending upon the length of pensionable service.

All of the UK funded schemes are operated as separate legal entities under trust law, are in compliance with the Pensions Act 2004 and are managed by a Trustee Board (the Trustee) whose role is to ensure that the schemes are administered in accordance with the scheme rules and relevant legislation, and to safeguard the assets in the best interests of all members and beneficiaries.

A valuation to determine the funding status of each scheme is carried out at least every three years, whereby scheme assets are measured at market value and liabilities (technical provisions) are measured using prudent assumptions. If a deficit is identified a recovery plan is agreed between the employer and the scheme Trustee and sent to the Pensions Regulator for review. The Group does not provide for these deficit contributions as the future economic benefits arising from these contributions are expected to be available to the Group. The Group's overseas defined benefit pension schemes are subject to local regulatory arrangements.

The 31 December 2022 triennial valuation for the main defined benefit schemes was completed in 2023, and following the contributions paid in 2023, there will be no further deficit contributions for this triennial period (to 31 December 2025).

The Group pays regular contributions to meet benefits accruing over the year, and to cover the expenses of running the schemes. The Group expects to pay contributions of at least £0.1 billion to its defined benefit schemes in 2025.

The Group provides additional security arrangements to a number of the UK schemes for the Group's obligations to the schemes. At 31 December 2024 the security arrangements held assets of £4.1 billion. The security arrangements are fully consolidated in the Group's balance sheet.

The last funding valuations of other Group schemes were carried out on a number of different dates. In order to report the position under IAS 19 as at 31 December 2024, the most recent valuation results for all schemes have been updated by qualified independent actuaries. The funding valuations use a more prudent approach to setting the discount rate and more conservative longevity and inflation assumptions than the IAS 19 valuations.

In June 2023, the High Court handed down a decision (Virgin Media Limited v NTL Pension Trustees II Limited and others) which potentially has implications for the validity of amendments made by pension schemes, which were contracted-out on a salary-related basis between 6 April 1997 and the abolition of contracting-out in 2016. The High Court ruled that any amendments made to these pension schemes during the relevant period would be void unless the scheme actuary had confirmed that the pension scheme would continue to satisfy the statutory standard for contracted-out schemes. On 25 July 2024, the Court of Appeal upheld the original decision. The Group is carrying out a review of scheme amendments to decide whether any subsequent actions or amendments to IAS 19 liabilities are required. The Group has not made any allowance for the possible impact of the ruling as it is currently unclear whether any additional liabilities might arise, and if they were to arise, how they would be reliably measured. The Group will continue to monitor developments.

(ii)   Amounts in the financial statements

	2024 £m	2023 £m
Amount included in the balance sheet		
Present value of funded obligations	**(27,118)**	(30,201)
Fair value of scheme assets	**30,063**	33,733
Net amount recognised in the balance sheet	**2,945**	3,532

	2024 £m	2023 £m
Net amount recognised in the balance sheet		
At 1 January	**3,532**	3,732
Net defined benefit pension credit	**13**	80
Actuarial gains (losses) on defined benefit obligation	**2,940**	(1,304)
Return on plan assets	**(3,712)**	(318)
Employer contributions	**172**	1,342
At 31 December	**2,945**	3,532

Note 11: Retirement benefit obligations continued

	2024 £m	2023 £m
Movements in the defined benefit obligation		
At 1 January	(30,201)	(28,965)
Current service cost	(85)	(88)
Interest expense	(1,385)	(1,394)
Remeasurements:		
Actuarial gains – demographic assumptions	109	153
Actuarial gains (losses) – experience	94	(1,067)
Actuarial gains (losses) – financial assumptions	2,737	(390)
Benefits paid	1,638	1,544
Past service cost	(35)	(5)
Settlements	1	–
Exchange and other adjustments	9	11
At 31 December	**(27,118)**	**(30,201)**

	2024 £m	2023 £m
Analysis of the defined benefit obligation		
Active members	(2,463)	(2,955)
Deferred members	(7,080)	(8,438)
Dependants	(1,429)	(1,572)
Pensioners	(16,146)	(17,236)
At 31 December	**(27,118)**	**(30,201)**

	2024 £m	2023 £m
Changes in the fair value of scheme assets		
At 1 January	33,733	32,697
Return on plan assets excluding amounts included in interest income	(3,712)	(318)
Interest income	1,551	1,602
Employer contributions	172	1,342
Benefits paid	(1,638)	(1,544)
Settlements	(1)	–
Administrative costs paid	(33)	(35)
Exchange and other adjustments	(9)	(11)
At 31 December	**30,063**	**33,733**

The (credit) expense recognised in the income statement for the year ended 31 December comprises:

	2024 £m	2023 £m	2022 £m
Current service cost	85	88	180
Net interest amount	(166)	(208)	(95)
Past service cost – plan amendments	35	5	4
Plan administration costs incurred during the year	33	35	34
Total defined benefit pension (credit) expense	**(13)**	**(80)**	**123**

Note 11: Retirement benefit obligations continued
(iii) Composition of scheme assets

	2024			2023		
	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m
Debt instruments[1]:						
Fixed interest government bonds	6,985	–	6,985	5,657	–	5,657
Index-linked government bonds	15,550	–	15,550	16,105	–	16,105
Corporate and other debt securities	7,396	–	7,396	7,305	–	7,305
Asset-backed securities	–	–	–	4	–	4
	29,931	–	29,931	29,071	–	29,071
Pooled investment vehicles	686	7,342	8,028	613	8,361	8,974
Property	–	130	130	–	97	97
Equity instruments	23	66	89	23	62	85
Money market instruments, cash, derivatives and other assets and liabilities	55	(8,170)	(8,115)	466	(4,960)	(4,494)
At 31 December	30,695	(632)	30,063	30,173	3,560	33,733

1   Of the total debt instruments, £27,551 million (2023: £26,777 million) were investment grade (credit ratings equal to or better than 'BBB').

The assets of all of the funded plans are held independently of the Group's assets in separate trustee-administered funds.

The pension schemes' pooled investment vehicles comprise:

	2024 £m	2023 £m
Alternative credit funds	1,793	1,962
Bond and debt funds	449	571
Equity funds	1,553	1,674
Hedge and mutual funds	709	808
Infrastructure funds	1,059	1,147
Liquidity funds	1,449	1,585
Property funds	992	1,227
Other	24	–
At 31 December	8,028	8,974

The Trustee's approach to investment is focused on acting in the members' best financial interests, with the integration of ESG (environmental, social and governance) considerations into investment management processes and practices. This policy is reviewed annually (or more frequently as required) and has been shared with the schemes' investment managers for implementation.

Climate change is one of the risks the schemes manage given its potential financial impact on valuation of assets.

(iv) Assumptions
The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:

	2024 %	2023 %
Discount rate	5.55	4.70
Rate of inflation:		
Retail Price Index (RPI)	2.97	2.96
Consumer Price Index (CPI)	2.52	2.47
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.69	2.73

To determine the RPI assumption a term-dependent inflation curve has been used adjusting for an assumed inflation risk premium. A gap of 100 basis points has been assumed between RPI and CPI from 2025 to 2030; thereafter a 20 basis point gap has been assumed.

	Men		Women	
	2024 Years	2023 Years	2024 Years	2023 Years
Life expectancy for average member aged 60, on the valuation date	26.4	26.7	28.5	28.7
Life expectancy for average member aged 60, 15 years after the valuation date	27.3	27.8	29.4	29.8

The mortality assumptions used in the UK scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with the actual experience of the relevant schemes. The Group uses the CMI mortality projections model to project future mortality improvements. In line with actuarial industry recommendations no weight is placed on 2020 and 2021 mortality experience and 15 per cent weight on 2022 and 2023 mortality experience.

Note 11: Retirement benefit obligations continued
(v) Amount, timing and uncertainty of future cash flows
Risk exposure of the defined benefit schemes

While the Group is not exposed to any unusual, entity-specific or scheme-specific risks in its defined benefit pension schemes, it is exposed to a number of significant risks, detailed below:

Inflation rate risk: The majority of the schemes' benefit obligations are linked to inflation both in deferment and once in payment. Higher inflation will lead to higher liabilities although this will be materially offset by holdings of inflation-linked gilts and, in most cases, caps on the level of inflationary increases are in place to protect against extreme inflation.

Interest rate risk: The defined benefit obligation is determined using a discount rate derived from yields on AA-rated corporate bonds. A decrease in corporate bond yields will increase plan liabilities although this will be materially offset by an increase in the value of bond holdings and through the use of derivatives.

Longevity risk: The majority of the schemes' obligations are to provide benefits for the life of the members so increases in life expectancy will result in an increase in the schemes' liabilities.

Investment risk: Scheme assets are invested in a diversified portfolio of debt securities, equities and other return-seeking assets. If the assets underperform the discount rate used to calculate the defined benefit obligation, it will reduce the surplus or increase the deficit. Volatility in asset values and the discount rate will lead to volatility in the net pension asset on the Group's balance sheet and in other comprehensive income. To a lesser extent this will also lead to volatility in the pension expense in the Group's income statement.

In addition, the schemes themselves are exposed to liquidity risk with the need to ensure that liquid assets held are sufficient to meet benefit payments as they fall due and there is sufficient collateral available to support their hedging activity.

The ultimate cost of the defined benefit obligations to the Group will depend upon actual future events rather than the assumptions made. The assumptions made are unlikely to be borne out in practice and as such the cost may be higher or lower than expected.

Sensitivity analysis

The effect of reasonably possible changes in key assumptions on the Group's income statement and on the net defined benefit pension scheme asset from the change in value of scheme liabilities is set out below. The sensitivities provided assume that all other assumptions and the value of the schemes' assets remain unchanged. The calculations are approximate in nature and full detailed calculations could lead to a different result. It is unlikely that isolated changes to individual assumptions will be experienced in practice. Due to the correlation of assumptions, aggregating the effects of these isolated changes may not be a reasonable estimate of the actual effect of simultaneous changes in multiple assumptions.

	Effect of reasonably possible alternative assumptions			
	Increase (decrease) in the income statement charge		(Increase) decrease in the net defined benefit pension scheme surplus	
	2024 £m	2023 £m	2024 £m	2023 £m
Inflation (including pension increases)[1]:				
Increase of 0.25 per cent	28		484	
Decrease of 0.25 per cent	(27)		(467)	
Increase of 0.1 per cent		11		224
Decrease of 0.1 per cent		(12)		(235)
Discount rate[2]:				
Increase of 0.25 per cent	(51)		(718)	
Decrease of 0.25 per cent	49		757	
Increase of 0.1 per cent		(22)		(355)
Decrease of 0.1 per cent		21		363
Expected life expectancy of members:				
Increase of one year	46	45	806	927
Decrease of one year	(47)	(46)	(830)	(946)

1   At 31 December 2024, the assumed rate of RPI inflation is 2.97 per cent and CPI inflation 2.52 per cent (2023: RPI 2.96 per cent and CPI 2.47 per cent).
2   At 31 December 2024, the assumed discount rate is 5.55 per cent (2023: 4.70 per cent).

Sensitivity analysis method and assumptions

The sensitivity analysis above reflects the impact on the liabilities of the Group's three most significant schemes which account for over 90 per cent of the Group's defined benefit obligations. While differences in the underlying liability profiles for the remainder of the Group's pension arrangements mean that they may exhibit slightly different sensitivities to variations in these assumptions, the sensitivities provided above are indicative of the impact across the Group as a whole.

The inflation assumption sensitivity applies to the assumed rate of increase in both the Consumer Price Index (CPI) and the Retail Price Index (RPI), and includes the impact on the rate of increases to pensions, both before and after retirement. These pension increases are linked to inflation (either CPI or RPI) subject to certain minimum and maximum limits.

The sensitivity analysis (including the inflation sensitivity) does not include the impact of any change in the rate of salary increases as pensionable salaries have been frozen since 2 April 2014.

The life expectancy assumption has been applied by allowing for an increase/decrease in life expectation from age 60 of one year, based upon the approximate weighted average age for each scheme. While this is an approximate approach and will not give the same result as a one year increase in life expectancy at every age, it provides an appropriate indication of the potential impact on the schemes from changes in life expectancy.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from the prior year.

Note 11: Retirement benefit obligations continued

Asset-liability matching strategies

The main schemes' assets are invested in a diversified portfolio which are independently determined by the responsible governance body for each scheme and in consultation with the employer.

A significant goal of the asset strategies adopted by the schemes is to reduce volatility caused by changes in market expectations of interest rates and inflation. In the main schemes this is achieved by investing in liability-driven investment (LDI) strategies. The assets in these LDI strategies represented c.47 per cent of scheme assets at 31 December 2024.

The LDI strategies are actively managed to reflect both changing market conditions and changes to the liability profile. At 31 December 2024 the asset-liability matching strategy mitigated c.116 per cent of the liability sensitivity to interest rate movements and c.131 per cent of the liability sensitivity to inflation movements. In addition, a small amount of interest rate sensitivity arises through holdings of corporate and other debt securities. The higher level of hedging provides greater protection to the funding position of the schemes.

The main schemes hold a number of longevity insurance contracts, hedging c.30 per cent of their longevity risk exposure at 31 December 2024. These arrangements form part of the schemes' investment portfolio and provide income to the schemes in the event that pensions are paid out for longer than expected. As of 1 January 2025 an additional longevity insurance arrangement was entered into, taking the total the main schemes have now hedged to c.35 per cent of their longevity risk exposure.

At 31 December 2024 the value of scheme assets included longevity swaps valued at £(175) million (after allowing for the impact of the revisions to the base mortality assumptions).

Maturity profile of defined benefit obligation

The following table provides information on the weighted average duration of the defined benefit pension obligation and the distribution and timing of benefit payments:

	2024 Years	2023 Years
Duration of the defined benefit obligation	12	13

Maturity analysis of benefits expected to be paid:

	2024 £m	2023 £m
Within 12 months	1,800	1,697
Between 1 and 2 years	1,595	1,513
Between 2 and 5 years	5,134	4,886
Between 5 and 10 years	9,318	9,159
Between 10 and 15 years	9,150	9,176
Between 15 and 25 years	16,316	16,882
Between 25 and 35 years	11,294	12,343
Between 35 and 45 years	5,171	6,121
In more than 45 years	1,201	1,595

Maturity analysis method and assumptions

The projected benefit payments are based on the assumptions underlying the assessment of the obligations, including allowance for expected future inflation. They are shown in their undiscounted form and therefore appear large relative to the discounted assessment of the defined benefit obligations recognised in the Group's balance sheet. They are in respect of benefits that have been accrued prior to the respective year end date only and make no allowance for any benefits that may have been accrued subsequently.

Defined contribution schemes

The Group operates a number of defined contribution pension schemes in the UK and overseas, principally Your Tomorrow and the defined contribution sections of the Lloyds Bank Pension Scheme No. 1.

During the year ended 31 December 2024 the charge to the income statement in respect of defined contribution schemes was £515 million (2023: £414 million; 2022: £314 million), representing the contributions payable by the employer in accordance with each scheme's rules.

Other retirement benefit schemes

The Group operates a number of schemes which provide post-retirement healthcare benefits to certain employees, retired employees and their dependants. The principal scheme relates to former Lloyds Bank staff and under this scheme the Group has undertaken to meet the cost of post-retirement healthcare for all eligible former employees (and their dependants) who retired prior to 1 January 1996. The Group has entered into an insurance contract to provide these benefits and a provision has been made for the estimated cost of future insurance premiums payable.

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2024 by qualified independent actuaries. The principal assumptions used were as set out above in section (iv), except that the rate of increase in healthcare premiums has been assumed at 10.00 per cent (2023: 10.00 per cent).

Movements in the other retirement benefits obligation:

	2024 £m	2023 £m
At 1 January	(44)	(35)
Actuarial gains (losses)	4	(11)
Insurance premiums paid	3	3
Charge for the year	(2)	(1)
At 31 December	**(39)**	**(44)**

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 12: Auditors' remuneration

Fees payable to the Bank's auditors are included within other operating expenses and are as follows:

	2024 £m	2023 £m	2022 £m
Fees payable for the:			
– audit of the Bank's current year Annual report	5.2	5.1	4.9
– audits of the Bank's subsidiaries	12.4	12.2	10.8
– total audit fees in respect of the statutory audit of Group entities[1]	17.6	17.3	15.7
– services normally provided in connection with statutory and regulatory filings or engagements	0.5	0.3	0.8
Total audit fees[2]	18.1	17.6	16.5
Other audit-related fees[2]	0.2	0.1	0.4
All other fees[2]	0.2	0.1	0.2
Total non-audit services[3]	0.4	0.2	0.6
Total fees payable to the Bank's auditors by the Group	**18.5**	**17.8**	**17.1**

1   As defined by the Financial Reporting Council (FRC).
2   As defined by the Securities and Exchange Commission (SEC).
3   As defined by the SEC. Total non-audit services as defined by the FRC include all fees other than audit fees in respect of the statutory audit of Group entities. These fees totalled £0.9 million in 2024 (2023: £0.5 million; 2022: £1.4 million).

The following types of services are included in the categories listed above:

Audit fees: This category includes fees in respect of the audit of the Group's annual financial statements and other services in connection with regulatory filings. Other services supplied pursuant to legislation relate primarily to costs incurred in connection with client asset assurance and with the Sarbanes-Oxley Act requirements associated with the audit of the financial statements of Lloyds Banking Group filed on its Form 20-F.

Other audit-related fees: This category includes fees in respect of services for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements, for example acting as reporting accountants in respect of debt prospectuses required by the Listing Rules.

All other fees: This category includes other assurance services not related to the performance of the audit or review of the financial statements, for example, the review of controls operated by the Group on behalf of a third party. The auditors are not engaged to provide tax services.

It is the Group's policy to use the auditors only on assignments in cases where their knowledge of the Group means that it is neither efficient nor cost effective to employ another firm of accountants.

Lloyds Banking Group has procedures that are designed to ensure auditor independence for Lloyds Banking Group plc and all of its subsidiaries, including prohibiting certain non-audit services. All audit and non-audit assignments must be pre-approved by the Lloyds Banking Group Audit Committee (the Audit Committee) on an individual engagement basis; for certain types of non-audit engagements where the fee is 'de minimis' the Audit Committee has pre-approved all assignments subject to confirmation by management. On a quarterly basis, the Audit Committee receives and reviews a report detailing all pre-approved services and amounts paid to the auditors for such pre-approved services.

During the year, the auditors also earned fees payable by entities outside the consolidated Lloyds Bank Group in respect of the following:

	2024 £m	2023 £m	2022 £m
Audits of Group pension schemes	0.4	0.4	0.3

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 13: Impairment

Year ended 31 December 2024	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
In respect of:					
Loans and advances to banks	(5)	–	–	–	(5)
Loans and advances to customers	(139)	(286)	946	(5)	516
Debt securities	(4)	–	–	–	(4)
Financial assets at amortised cost	(148)	(286)	946	(5)	507
Financial assets at fair value through other comprehensive income	(3)	–	–	–	(3)
Loan commitments and financial guarantees	(14)	(34)	–	–	(48)
Total impairment (credit) charge	**(165)**	**(320)**	**946**	**(5)**	**456**

Year ended 31 December 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
In respect of:					
Loans and advances to banks	(3)	–	–	–	(3)
Loans and advances to customers	269	(270)	412	(73)	338
Debt securities	–	–	–	–	–
Financial assets at amortised cost	266	(270)	412	(73)	335
Financial assets at fair value through other comprehensive income	(2)	–	–	–	(2)
Loan commitments and financial guarantees	31	(19)	(2)	–	10
Total impairment charge (credit)	**295**	**(289)**	**410**	**(73)**	**343**

Year ended 31 December 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
In respect of:					
Loans and advances to banks	9	–	–	–	9
Loans and advances to customers	(232)	679	882	(9)	1,320
Debt securities	6	–	–	–	6
Financial assets at amortised cost	(217)	679	882	(9)	1,335
Financial assets at fair value through other comprehensive income	6	–	–	–	6
Loan commitments and financial guarantees	20	92	(1)	–	111
Total impairment (credit) charge	**(191)**	**771**	**881**	**(9)**	**1,452**

The impairment charge includes a charge of £24 million (2023: £73 million charge; 2022: no charge) in respect of residual value impairment and voluntary terminations within the Group's UK motor finance business.

Note 14: Tax

Analysis of tax expense for the year

	2024 £m	2023 £m	2022 £m
UK corporation tax:			
Current tax on profit for the year	(1,181)	(1,307)	(1,050)
Adjustments in respect of prior years	(2)	87	110
	(1,183)	(1,220)	(940)
Foreign tax:			
Current tax on profit for the year	(41)	(44)	(20)
Adjustments in respect of prior years	2	2	(12)
	(39)	(42)	(32)
Current tax expense	(1,222)	(1,262)	(972)
Deferred tax:			
Current year	(41)	(559)	(498)
Adjustments in respect of prior years	61	(28)	170
Deferred tax credit (expense)	20	(587)	(328)
Tax expense	**(1,202)**	**(1,849)**	**(1,300)**

Factors affecting the tax expense for the year

The UK corporation tax rate for the year was 25.0 per cent (2023: 23.5 per cent; 2022: 19.0 per cent). The increase in applicable tax rate from 2023 relates to the change in statutory tax rate effective from 1 April 2023. An explanation of the relationship between tax expense and accounting profit is set out below.

	2024 £m	2023 £m	2022 £m
Profit before tax	4,688	7,056	6,094
UK corporation tax thereon	(1,172)	(1,658)	(1,158)
Impact of surcharge on banking profits	(145)	(290)	(340)
Non-deductible costs: conduct charges	(27)	(30)	(5)
Non-deductible costs: bank levy	(32)	(31)	(25)
Other non-deductible costs	(32)	(53)	(58)
Non-taxable income	52	14	48
Tax relief on coupons on other equity instruments	91	78	46
Tax-exempt gains on disposals	5	71	–
Remeasurement of deferred tax due to rate changes	–	(8)	(21)
Differences in overseas tax rates	(3)	(3)	(55)
Adjustments in respect of prior years	61	61	268
Tax expense	**(1,202)**	**(1,849)**	**(1,300)**

On 11 July 2023, the Government enacted its legislation implementing the G20-OECD Inclusive Framework Pillar 2 rules in the UK, including a Qualified Domestic Minimum Top-Up Tax rule. This legislation seeks to ensure that UK-headquartered multinational enterprises pay a minimum tax rate of 15 per cent on UK and overseas profits arising after 31 December 2023. No provision for Pillar 2 current tax is included in tax expense for the period because Lloyds Banking Group plc, the Group's ultimate parent entity, will bear the cost of any Pillar 2 income taxes payable in respect of 2024 on behalf of its subsidiaries.

Deferred tax

The Group's deferred tax assets and liabilities are as follows:

Statutory position	2024 £m	2023 £m	Tax disclosure	2024 £m	2023 £m
Deferred tax assets	4,785	4,636	Deferred tax assets	6,599	6,863
Deferred tax liabilities	(125)	(157)	Deferred tax liabilities	(1,939)	(2,384)
Net deferred tax asset at 31 December	**4,660**	**4,479**	**Net deferred tax asset at 31 December**	**4,660**	**4,479**

The statutory position reflects the deferred tax assets and liabilities as disclosed in the consolidated balance sheet and takes into account the ability of the Group to net assets and liabilities where there is a legally enforceable right of offset. The tax disclosure of deferred tax assets and liabilities ties to the amounts outlined in the tables below which splits the deferred tax assets and liabilities by type, before such netting.

Note 14: Tax continued

Movements in deferred tax assets and liabilities (before taking into consideration the offsetting of balances within the same taxing jurisdiction) can be summarised as follows:

Deferred tax assets	Tax losses £m	Property, plant and equipment £m	Provisions £m	Share-based payments £m	Asset revaluations[1] £m	Pension liabilities £m	Derivatives £m	Other temporary differences £m	Total £m
At 1 January 2023	5,014	523	259	14	8	47	2,024	110	7,999
(Charge) credit to the income statement	(267)	(253)	(40)	12	73	–	29	(36)	(482)
Charge to other comprehensive income	–	–		–	(26)	–	(628)	–	(654)
At 31 December 2023	4,747	270	219	26	55	47	1,425	74	6,863
(Charge) credit to the income statement	(132)	(75)	(21)	(1)	45	(8)	(41)	(6)	(239)
(Charge) credit to other comprehensive income	–	–	–	–	(30)	–	5	–	(25)
At 31 December 2024	**4,615**	**195**	**198**	**25**	**70**	**39**	**1,389**	**68**	**6,599**

Deferred tax liabilities	Capitalised software enhancements £m	Acquisition fair value £m	Pension assets £m	Derivatives £m	Other temporary differences £m	Total £m
At 1 January 2023	(158)	(323)	(1,019)	(470)	(380)	(2,350)
Credit (charge) to the income statement	69	35	(5)	(213)	9	(105)
Credit to other comprehensive income	–	–	53	–	66	119
Acquisitions	–	(58)	–	–	–	(58)
Exchange and other adjustments	–	–	–	–	10	10
At 31 December 2023	(89)	(346)	(971)	(683)	(295)	(2,384)
(Charge) credit to the income statement	(31)	123	2	150	15	259
Credit to other comprehensive income	–	–	155	–	22	177
Exchange and other adjustments	–	–	–	–	9	9
At 31 December 2024	**(120)**	**(223)**	**(814)**	**(533)**	**(249)**	**(1,939)**

1 Financial assets at fair value through other comprehensive income.

At 31 December 2024 the Group carried deferred tax assets on its balance sheet of £4,785 million (2023: £4,636 million) principally relating to tax losses carried forward.

Estimation of income taxes includes the assessment of recoverability of deferred tax assets. Deferred tax assets are only recognised to the extent that they are considered more likely than not to be recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilised. The Group has recognised a deferred tax asset of £4,615 million (2023: £4,747 million) in respect of trading losses carried forward. Substantially all of these losses have arisen in Bank of Scotland plc and Lloyds Bank plc, and they will be utilised as taxable profits arise in those legal entities in future periods.

The Group's expectations of future UK taxable profits require management judgement, and take into account the Group's long-term financial and strategic plans and anticipated future tax-adjusting items. In making this assessment, account is taken of business plans, the Board-approved operating plan and the expected future economic outlook as set out in the strategic report, as well as the risks associated with future regulatory, climate-related and other change, in order to produce a base case forecast of future UK taxable profits. Under current law there is no expiry date for UK trading losses not yet utilised, and given the forecast of future profitability and the Group's commitment to the UK market, in management's judgement it is more likely than not that the value of the losses will be recovered by the Group while still operating as a going concern. Banking tax losses that arose before 1 April 2015 can only be used against 25 per cent of taxable profits arising after 1 April 2016, and they cannot be used to reduce the surcharge on banking profits. These restrictions in utilisation mean that the value of the deferred tax asset in respect of tax losses is only expected to be fully recovered by 2037 (2023: 2036) in the base case forecast. The rate of recovery of the Group's tax loss asset is not a straight line, being affected by the relative profitability of the different legal entities in future periods, and the relative size of their tax losses carried forward. It is expected in the base case that 85 per cent of the value will be recovered by 2033, when Bank of Scotland plc will have utilised all of its available tax losses. It is possible that future tax law changes could materially affect the timing of recovery and the value of these losses ultimately realised by the Group.

Deferred tax not recognised

Deferred tax assets of £119 million (2023: £142 million) have not been recognised in respect of £474 million of UK tax losses and other temporary differences which can only be used to offset future capital gains. UK capital losses can be carried forward indefinitely.

No deferred tax has been recognised in respect of foreign trade losses where it is not more likely than not that we will be able to utilise them in future periods. Of the asset not recognised, £48 million (2023: £50 million) relates to losses that will expire if not used within 20 years, and £4 million (2023: £7 million) relates to losses with no expiry date.

Note 14: Tax continued
Critical accounting judgements and key sources of estimation uncertainty

Critical judgement:	The Group believes that its interpretation of the tax rules on group relief are correct

The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2020, HMRC concluded its enquiry into the matter and issued a closure notice denying the group relief claim. The Group appealed to the First Tier Tax Tribunal. The hearing took place in May 2023. In January 2025, the First Tier Tribunal concluded in favour of HMRC. The Group believes it has applied the rules correctly and that the claim for group relief is correct. Having reviewed the Tribunal's conclusions and having taken appropriate advice, the Group intends to appeal the decision and does not consider this to be a case where an additional tax liability will ultimately fall due. If the final determination of the matter by the judicial process is that HMRC's position is correct, management believes that this would result in an increase in current tax liabilities of £850 million (including interest) and a reduction in the Group's deferred tax asset of approximately £275 million. Following the First Tier Tax Tribunal outcome, the tax will be paid and recognised as a current tax asset, given the Group's view that the tax liability will not ultimately fall due. It is unlikely that any appeal hearing will be held before 2026, and final conclusion of the judicial process may not be for several years.

There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc, and the tax treatment of costs relating to HBOS Reading), none of which is expected to have a material impact on the financial position of the Group.

Note 15: Measurement basis of financial assets and liabilities

The accounting policies in note 2 describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

| At 31 December 2024 | Derivatives designated as hedging instruments £m | Mandatorily held at fair value through profit or loss | | Designated at fair value through profit or loss £m | At fair value through other comprehensive income £m | Held at amortised cost £m | Total £m |
		Held for trading £m	Other £m				
Financial assets							
Cash and balances at central banks	–	–	–	–	–	42,396	42,396
Financial assets at fair value through profit or loss	–	–	2,321	–	–	–	2,321
Derivative financial instruments	51	4,184	–	–	–	–	4,235
Loans and advances to banks	–	–	–	–	–	6,433	6,433
Loans and advances to customers	–	–	–	–	–	441,907	441,907
Reverse repurchase agreements	–	–	–	–	–	44,143	44,143
Debt securities	–	–	–	–	–	11,854	11,854
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–	560	560
Financial assets at amortised cost	–	–	–	–	–	504,897	504,897
Financial assets at fair value through other comprehensive income	–	–	–	–	30,344	–	30,344
Other	–	–	–	–	–	172	172
Total financial assets	51	4,184	2,321	–	30,344	547,465	584,365
Financial liabilities							
Deposits from banks	–	–	–	–	–	3,144	3,144
Customer deposits	–	–	–	–	–	451,794	451,794
Repurchase agreements at amortised cost	–	–	–	–	–	37,760	37,760
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–	4,049	4,049
Financial liabilities at fair value through profit or loss	–	–	–	4,630	–	–	4,630
Derivative financial instruments	340	5,447	–	–	–	–	5,787
Notes in circulation	–	–	–	–	–	2,121	2,121
Debt securities in issue at amortised cost	–	–	–	–	–	45,281	45,281
Other	–	–	–	–	–	1,663	1,663
Subordinated liabilities	–	–	–	–	–	7,211	7,211
Total financial liabilities	340	5,447	–	4,630	–	553,023	563,440

Offsetting of financial assets and liabilities

| At 31 December 2024 | Gross amounts of assets and liabilities £m | Amount offset in the balance sheet[2] £m | Net amounts presented in the balance sheet £m | Related amounts where set off in the balance sheet not permitted[1] | | | Potential net amounts if offset of related amounts permitted £m |
				Cash collateral (received)/ pledged £m	Non-cash collateral (received)/ pledged £m	Master netting and similar agreements £m	
Derivative assets	40,288	(36,053)	4,235	(407)	(524)	(2,217)	1,087
Derivative liabilities	(44,261)	38,474	(5,787)	1,742	208	2,217	(1,620)
Net position	**(3,973)**	**2,421**	**(1,552)**	**1,335**	**(316)**	**–**	**(533)**
Non-trading reverse repurchase agreements	55,165	(11,022)	44,143	256	(44,031)	–	368
Non-trading repurchase agreements	(48,782)	11,022	(37,760)	8	37,427	–	(325)
Net position	**6,383**	**–**	**6,383**	**264**	**(6,604)**	**–**	**43**

1 The Group enters into derivatives and repurchase and reverse repurchase agreements with various counterparties which are governed by industry standard master netting agreements. The Group holds and provides cash and securities collateral in respect of derivative transactions covered by these agreements. The right to set off balances under these master netting agreements or to set off cash and securities collateral only arises in the event of non-payment or default and, as a result, these arrangements do not qualify for offsetting under IAS 32.
2 The amounts offset in the balance sheet as shown above meet the criteria for offsetting under IAS 32.

The format of the table above has been updated to give a clearer view of the net exposures of the Group.

Note 15: Measurement basis of financial assets and liabilities continued

At 31 December 2023	Derivatives designated as hedging instruments £m	Mandatorily held at fair value through profit or loss		Designated at fair value through profit or loss £m	At fair value through other comprehensive income £m	Held at amortised cost £m	Total £m
		Held for trading £m	Other £m				
Financial assets							
Cash and balances at central banks	–	–	–	–	–	57,909	57,909
Financial assets at fair value through profit or loss	–	–	1,862	–	–	–	1,862
Derivative financial instruments	72	3,093	–	–	–	–	3,165
Loans and advances to banks	–	–	–	–	–	8,810	8,810
Loans and advances to customers	–	–	–	–	–	433,124	433,124
Reverse repurchase agreements	–	–	–	–	–	32,751	32,751
Debt securities	–	–	–	–	–	12,546	12,546
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–	840	840
Financial assets at amortised cost	–	–	–	–	–	488,071	488,071
Financial assets at fair value through other comprehensive income	–	–	–	–	27,337	–	27,337
Other	–	–	–	–	–	240	240
Total financial assets	72	3,093	1,862	–	27,337	546,220	578,584
Financial liabilities							
Deposits from banks	–	–	–	–	–	3,557	3,557
Customer deposits	–	–	–	–	–	441,953	441,953
Repurchase agreements	–	–	–	–	–	37,702	37,702
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–	2,932	2,932
Financial liabilities at fair value through profit or loss	–	–	–	5,255	–	–	5,255
Derivative financial instruments	427	3,880	–	–	–	–	4,307
Notes in circulation	–	–	–	–	–	1,392	1,392
Debt securities in issue at amortised cost	–	–	–	–	–	52,449	52,449
Other	–	–	–	–	–	1,912	1,912
Subordinated liabilities	–	–	–	–	–	6,935	6,935
Total financial liabilities	427	3,880	–	5,255	–	548,832	558,394

Offsetting of financial assets and liabilities

At 31 December 2023	Gross amounts of assets and liabilities £m	Amount offset in the balance sheet[2] £m	Net amounts presented in the balance sheet £m	Related amounts where set off in the balance sheet not permitted[1]			Potential net amounts if offset of related amounts permitted £m
				Cash collateral received/ pledged £m	Non-cash collateral received/ pledged £m	Master netting and similar agreements £m	
Derivative assets	42,629	(39,464)	3,165	(679)	–	(2,213)	273
Derivative liabilities	(46,431)	42,124	(4,307)	1,223	685	2,213	(186)
Net position	(3,802)	2,660	(1,142)	544	685	–	87
Non-trading reverse repurchase agreements	40,387	(7,636)	32,751	58	(32,559)	–	250
Non-trading repurchase agreements	(45,338)	7,636	(37,702)	(60)	37,714	–	(48)
Net position	(4,951)	–	(4,951)	(2)	5,155	–	202

1   The Group enters into derivatives and repurchase and reverse repurchase agreements with various counterparties which are governed by industry standard master netting agreements. The Group holds and provides cash and securities collateral in respect of derivative transactions covered by these agreements. The right to set off balances under these master netting agreements or to set off cash and securities collateral only arises in the event of non-payment or default and, as a result, these arrangements do not qualify for offsetting under IAS 32.
2   The amounts offset in the balance sheet as shown above meet the criteria for offsetting under IAS 32.

The format of the table above has been updated to give a clearer view of the net exposures of the Group.

Note 16: Fair values of financial assets and liabilities

At 31 December 2024, the carrying value of the Group's financial instrument assets held at fair value was £36,900 million (2023: £32,364 million), and its financial instrument liabilities held at fair value was £10,417 million (2023: £9,562 million).

(1) Fair value measurement

Fair value is the price that would be received on sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is a measure as at a specific date and may be significantly different from the amount which will actually be paid or received on maturity or settlement date.

Wherever possible, fair values have been calculated using unadjusted quoted market prices in active markets for identical instruments to those held by the Group. Where quoted market prices are not available, or are unreliable because of poor liquidity, fair values have been determined using valuation techniques which, to the extent possible, use market observable inputs, but in some cases use non-market observable inputs. Valuation techniques used include discounted cash flow analysis and pricing models and, where appropriate, comparison to instruments with characteristics similar to those of the instruments held by the Group. The Group measures valuation adjustments for its derivative exposures on the same basis as the derivatives are managed.

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

Because a variety of estimation techniques are employed and significant estimates made, comparisons of fair values between financial institutions may not be meaningful. Readers of these financial statements are thus advised to use caution when using this data to evaluate the Group's financial position.

Fair value information is not provided for items that are not financial instruments or for other assets and liabilities which are not carried at fair value in the Group's consolidated balance sheet. These items include intangible assets, property, plant and equipment, and shareholders' equity. These items are material and accordingly the Group believes that any fair value information presented would not represent the underlying value of the Group.

Valuation control framework

The key elements of the control framework for the valuation of financial instruments include model validation, product implementation review and independent price verification. These functions are carried out by appropriately skilled risk and finance teams, independent of the business area responsible for the products.

Model validation covers both qualitative and quantitative elements relating to new models. In respect of new products, a product implementation review is conducted pre and post-trading. Pre-trade testing ensures that the new model is integrated into the Group's systems and that the profit and loss and risk reporting are consistent throughout the trade lifecycle. Post-trade testing examines the explanatory power of the implemented model, actively monitoring model parameters and comparing in-house pricing to external sources. Independent price verification procedures cover financial instruments carried at fair value and are performed at a minimum on a monthly basis. Valuation differences in breach of established thresholds are escalated to senior management. The results from independent pricing and valuation reserves are reviewed monthly by senior management.

Formal committees, consisting of senior risk, finance and business management, meet at least quarterly to discuss and approve valuations in more judgemental areas, in particular for unquoted equities, structured credit, derivatives and the credit valuation adjustment (CVA), funding valuation adjustment (FVA) and other valuation adjustments.

Valuation of financial assets and liabilities

Assets and liabilities carried at fair value or for which fair values are disclosed have been classified into three levels according to the quality and reliability of information used to determine the fair values.

Level 1

Level 1 fair value measurements are those derived from unadjusted quoted prices in active markets for identical assets or liabilities. Products classified as level 1 predominantly comprise listed equity shares and government securities.

Level 2

Level 2 valuations are those where quoted market prices are not available, for example where the instrument is traded in a market that is not considered to be active or valuation techniques are used to determine fair value and where these techniques use inputs that are based significantly on observable market data. Examples of such financial instruments include most over-the-counter derivatives, financial institution issued securities, certificates of deposit and certain asset-backed securities.

Level 3

Level 3 portfolios are those where at least one input which could have a significant effect on the instrument's valuation is not based on observable market data. Such instruments would include the Group's unlisted equity investments which are valued using various valuation techniques that require significant management judgement in determining appropriate assumptions, including earnings multiples and estimated future cash flows. Certain of the Group's asset-backed securities, loans and advances recognised at fair value and derivatives are also classified as level 3.

Transfers in or out of the level 3 portfolio arise when inputs that could have a significant impact on the instrument's valuation become unobservable or observable, or where an unobservable input becomes significant or insignificant to an instrument's value.

(2) Financial assets and liabilities carried at fair value

(A) Financial assets (excluding derivatives)

Valuation hierarchy

At 31 December 2024, the Group's financial assets (excluding derivatives) carried at fair value totalled £32,665 million (2023: £29,199 million). The table below analyses these financial assets by balance sheet classification, asset type and valuation methodology (level 1, 2 or 3, as described above). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year. For amounts included below which are subject to repurchase and reverse repurchase agreements see **page 37**.

Note 16: Fair values of financial assets and liabilities continued

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2024				
Financial assets at fair value through profit or loss				
Loans and advances to customers	–	1,813	276	2,089
Equity shares	228	–	4	232
Total financial assets at fair value through profit or loss	**228**	**1,813**	**280**	**2,321**
Financial assets at fair value through other comprehensive income				
Debt securities:				
Government securities	15,131	115	–	15,246
Asset-backed securities	–	149	48	197
Corporate and other debt securities	1,147	13,754	–	14,901
	16,278	14,018	48	30,344
Equity shares	–	–	–	–
Total financial assets at fair value through other comprehensive income	**16,278**	**14,018**	**48**	**30,344**
Total financial assets (excluding derivatives) at fair value	**16,506**	**15,831**	**328**	**32,665**
At 31 December 2023				
Financial assets at fair value through profit or loss				
Loans and advances to customers	–	1,391	266	1,657
Equity shares	201	–	4	205
Total financial assets at fair value through profit or loss	201	1,391	270	1,862
Financial assets at fair value through other comprehensive income				
Debt securities:				
Government securities	14,074	48	–	14,122
Asset-backed securities	–	121	52	173
Corporate and other debt securities	951	12,090	–	13,041
	15,025	12,259	52	27,336
Equity shares	–	–	1	1
Total financial assets at fair value through other comprehensive income	15,025	12,259	53	27,337
Total financial assets (excluding derivatives) at fair value	15,226	13,650	323	29,199

Movements in level 3 portfolio
The table below analyses movements in level 3 financial assets (excluding derivatives) at fair value, recurring basis.

	2024			2023		
	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Total level 3 financial assets (excluding derivatives) at fair value, recurring basis £m	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Total level 3 financial assets (excluding derivatives) at fair value, recurring basis £m
At 1 January	**270**	**53**	**323**	295	52	347
Exchange and other adjustments	–	(2)	(2)	–	(1)	(1)
Gains (losses) recognised in the income statement within other income	41	(1)	40	(1)	5	4
Purchases/increases to customer loans	4	–	4	–	–	–
Sales/repayments of customer loans	(35)	(2)	(37)	(24)	(3)	(27)
At 31 December	**280**	**48**	**328**	270	53	323
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December	**36**	**(1)**	**35**	–	4	4

Valuation methodology for financial assets (excluding derivatives)
Loans and advances to customers
The fair value of these assets is determined using discounted cash flow techniques. The discount rates are derived from market observable interest rates, a risk margin that reflects loan credit ratings and an incremental illiquidity premium based on historical spreads at origination on similar loans.

Reverse repurchase agreements
The fair value of these assets is determined using discounted cash flow techniques. The discount rates are derived from observable repurchase agreement rate curves specific to the type of security sold under the reverse repurchase agreement.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 16: Fair values of financial assets and liabilities continued

Debt securities

Debt securities measured at fair value and classified as level 2 are valued by discounting expected cash flows using an observable credit spread applicable to the particular instrument.

Where there is limited trading activity in debt securities, the Group uses valuation models, consensus pricing information from third party pricing services and broker or lead manager quotes to determine an appropriate valuation. Debt securities are classified as level 3 if there is a significant valuation input that cannot be corroborated through market sources or where there are materially inconsistent values for an input. Asset classes classified as level 3 mainly comprise certain collateralised loan obligations and collateralised debt obligations.

At 31 December 2024 £1,714 million (2023: £1,511 million) of financial assets at fair value through profit or loss had a contractual residual maturity of greater than one year.

(B) Financial liabilities (excluding derivatives)

Valuation hierarchy

At 31 December 2024, the Group's financial liabilities (excluding derivatives) carried at fair value, comprised its financial liabilities at fair value through profit or loss and totalled £4,630 million (2023: £5,255 million). The table below analyses these financial liabilities by balance sheet classification and valuation methodology (level 1, 2 or 3, as described on **page 111**). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	2024				2023			
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Debt securities in issue designated at fair value through profit or loss	–	4,608	22	4,630	–	5,232	23	5,255

The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2024 was £9,863 million, which was £5,232 million higher than the balance sheet carrying value (2023: £10,433 million, which was £5,178 million higher than the balance sheet carrying value). At 31 December 2024 there was a cumulative £12 million decrease in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of Lloyds Bank plc, the issuing entity within the Group. Of the cumulative amount, an increase of £78 million arose in 2024 and an increase of £234 million arose in2023.

Movements in level 3 portfolio

The table below analyses movements in the level 3 financial liabilities (excluding derivatives) at fair value portfolio.

	2024 £m	2023 £m
At 1 January	23	26
Losses (gains) recognised in the income statement within other income	3	(1)
Redemptions	(4)	(2)
At 31 December	**22**	**23**
Losses (gains) recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 31 December	3	(1)

Valuation methodology for financial liabilities (excluding derivatives)

Liabilities held at fair value through profit or loss

These principally comprise debt securities in issue which are classified as level 2 and their fair value is determined using techniques whose inputs are based on observable market data. The carrying amount of the securities is adjusted to reflect the effect of changes in own credit spreads and the resulting gain or loss is recognised in other comprehensive income.

In the year ended 31 December 2024, the own credit adjustment arising from the fair valuation of £4,630 million (2023: £5,255 million) of the Group's debt securities in issue designated at fair value through profit or loss resulted in a loss of £78 million (2023: loss of £234 million), before tax, recognised in other comprehensive income.

At 31 December 2024, £4,147 million (2023: £4,721 million) of financial liabilities at fair value through profit or loss had a contractual residual maturity of greater than one year.

(C) Derivatives

Valuation hierarchy

All of the Group's derivative assets and liabilities are carried at fair value. At 31 December 2024, such assets totalled £4,235 million (2023: £3,165 million) and liabilities totalled £5,787 million (2023: £4,307 million). The table below analyses these derivative balances by valuation methodology (level 1, 2 or 3, as described on **page 111**). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and level 2 during the year.

	2024				2023			
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivative assets	–	4,235	–	4,235	–	3,165	–	3,165
Derivative liabilities	–	(5,644)	(143)	(5,787)	–	(4,168)	(139)	(4,307)

Note 16: Fair values of financial assets and liabilities continued

Movements in level 3 portfolio

The table below analyses movements in level 3 derivative assets and liabilities carried at fair value.

	2024		2023	
	Derivative assets £m	Derivative liabilities £m	Derivative assets £m	Derivative liabilities £m
At 1 January	–	(139)	–	(163)
(Losses) gains recognised in the income statement within other income	–	(24)	–	3
Redemptions	–	20	–	21
At 31 December	–	(143)	–	(139)
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December	–	(24)	–	2

Valuation methodology for derivatives

The Group's derivatives are valued using techniques including discounted cash flow and options pricing models, as appropriate. The types of derivatives classified as level 2 and the valuation techniques used include:

- Interest rate swaps which are valued using discounted cash flow models; the most significant inputs into those models are interest rate yield curves which are developed from publicly quoted rates
- Foreign exchange derivatives that do not contain options which are priced using rates available from publicly quoted sources
- Credit derivatives are valued using standard models with observable inputs, including publicly available yield and credit default swap (CDS) curves
- Less complex interest rate and foreign exchange option products which are valued using volatility surfaces developed from publicly available interest rate cap, interest rate swaption and other option volatilities; option volatility skew information is derived from a market standard consensus pricing service

Complex interest rate products where inputs to the valuation are significant and unobservable are classified as level 3.

Derivatives where the counterparty becomes distressed from a credit perspective are generally reclassified to level 3 given limited observability in all traded levels.

Note 16: Fair values of financial assets and liabilities continued
(D) Sensitivity of level 3 valuations
Critical accounting judgements and key sources of estimation uncertainty

Key sources of estimation uncertainty:	Interest rate spreads, credit spreads, earnings multiples, interest rate volatility and recovery rates

The Group's valuation control framework and a description of level 1, 2 and 3 financial assets and liabilities is set out in section (1) above. The valuation techniques for level 3 financial instruments involve management judgement and estimates, the extent of which depends on the complexity of the instrument and the availability of market observable information. In addition, in line with market practice, the Group applies credit, debit and funding valuation adjustments in determining the fair value of its uncollateralised derivative positions. A description of these adjustments is set out in section (C) above.

				2024			2023	
				Effect of reasonably possible alternative assumptions[1]			Effect of reasonably possible alternative assumptions[1]	
	Valuation techniques	Significant unobservable inputs[2]	Carrying value £m	Favourable changes £m	Unfavourable changes £m	Carrying value £m	Favourable changes £m	Unfavourable changes £m
Financial assets at fair value through profit or loss								
Loans and advances to customers	Discounted cash flows	Interest rate spreads (+/- 50bps)[3]	276	19	(19)	266	21	(19)
Equity investments		n/a	4	1	(1)	4	1	(1)
			280			270		
Financial assets at fair value through other comprehensive income								
Asset-backed securities	Lead manager or broker quote/ consensus pricing	n/a	48	2	(2)	52	2	(1)
Equity investments		n/a	–	–	–	1	–	–
			48			53		
Level 3 financial assets carried at fair value			328			323		
Financial liabilities at fair value through profit or loss								
Securitisation notes and other	Discounted cash flows	Interest rate spreads (+/- 50bps)[4]	22	1	(1)	23	1	(1)
Derivative financial liabilities								
Interest rate derivatives	Option pricing model	Interest rate volatility (11%/183%)[5]	13	–	–	16	–	–
Shared appreciation rights	Market values – property valuation	HPI (+/- 1%)[6]	130	12	(11)	123	13	(12)
			143			139		
Level 3 financial liabilities carried at fair value			165			162		

1 Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2 Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
3 2023: +/- 50bps.
4 2023: +/- 50bps.
5 2023: 13%/200%.
6 2023: +/- 1%.

Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities and derivatives are as follows:
- Credit spreads represent the premium above the benchmark reference instrument required to compensate for lower credit quality; higher spreads lead to a lower fair value
- Volatility parameters represent key attributes of option behaviour; higher volatilities typically denote a wider range of possible outcomes

Note 16: Fair values of financial assets and liabilities continued

Reasonably possible alternative assumptions

Valuation techniques applied to many of the Group's level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships.

Debt securities

Reasonably possible alternative assumptions have been determined in respect of the Group's structured credit investments by flexing credit spreads.

Derivatives

Reasonably possible alternative assumptions have been determined in respect of swaptions in the Group's derivative portfolios which are priced using industry standard option pricing models. Such models require interest rate volatilities which may be unobservable at longer maturities. To derive reasonably possible alternative valuations these volatility parameters have been flexed within a range

(3) Financial assets and liabilities carried at amortised cost

(A) Financial assets

Valuation hierarchy

The table below analyses the fair values of those financial assets of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on **page 111**). Financial assets carried at amortised cost are mainly classified as level 3 due to significant unobservable inputs used in the valuation models. Where inputs are observable, debt securities are classified as level 1 or 2.

	Carrying value £m	Fair value £m	Valuation hierarchy		
			Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2024					
Loans and advances to banks	**6,433**	**6,433**	–	–	**6,433**
Loans and advances to customers	**441,907**	**438,094**	–	–	**438,094**
Reverse repurchase agreements	**44,143**	**44,143**	–	**44,143**	–
Debt securities	**11,854**	**11,808**	–	**9,554**	**2,254**
Due from fellow Lloyds Banking Group undertakings	**560**	**560**	–	–	**560**
At 31 December 2023					
Loans and advances to banks	8,810	8,810	–	–	8,810
Loans and advances to customers	433,124	423,183	–	–	423,183
Reverse repurchase agreements	32,751	32,751	–	32,751	–
Debt securities	12,546	12,506	–	8,392	4,114
Due from fellow Lloyds Banking Group undertakings	840	840	–	–	840

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

Valuation methodology

Loans and advances to banks

The carrying value of short-dated loans and advances to banks is assumed to be their fair value. The fair value of other loans and advances to banks is estimated by discounting the anticipated cash flows at a market discount rate adjusted for the credit spread of the obligor or, where not observable, the credit spread of borrowers of similar credit quality.

Loans and advances to customers

The Group provides loans and advances to commercial, corporate and personal customers at both fixed and variable rates.

To determine the fair value of loans and advances to customers, loans are segregated into portfolios of similar characteristics. A number of techniques are used to estimate the fair value of fixed rate lending; these take account of expected credit losses based on historic trends, prevailing market interest rates and expected future cash flows. For retail exposures, fair value is usually estimated by discounting anticipated cash flows (including interest at contractual rates) at market rates for similar loans offered by the Group and other financial institutions. Certain loans secured on residential properties are made at a fixed rate for a limited period, typically two to five years, after which the loans revert to the relevant variable rate. The fair value of such loans is estimated by reference to market rates for similar loans of maturity equal to the remaining fixed interest rate period. The fair value of commercial loans is estimated by discounting anticipated cash flows at a rate which reflects the effects of interest rate changes, adjusted for changes in credit risk.

Reverse repurchase agreements

The carrying amount is deemed a reasonable approximation of fair value given the short-term nature of these instruments.

Debt securities

The fair values of debt securities are determined predominantly from lead manager quotes and, where these are not available, by alternative techniques including reference to credit spreads on similar assets with the same obligor, market standard consensus pricing services, broker quotes and other research data.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 16: Fair values of financial assets and liabilities continued

(B) Financial liabilities

Valuation hierarchy

The table below analyses the fair values of those financial liabilities of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on **page 111**).

	Carrying value £m	Fair value £m	Valuation hierarchy		
			Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2024					
Deposits from banks	**3,144**	**3,144**	–	**3,144**	–
Customer deposits	**451,794**	**452,607**	–	**452,607**	–
Repurchase agreements	**37,760**	**37,760**	–	**37,760**	–
Due to fellow Lloyds Banking Group undertakings	**4,049**	**4,049**	–	**4,049**	–
Debt securities in issue at amortised cost	**45,281**	**45,382**	–	**45,382**	–
Subordinated liabilities	**7,211**	**7,304**	–	**7,304**	–
At 31 December 2023					
Deposits from banks	3,557	3,557	–	3,557	–
Customer deposits	441,953	442,391	–	442,391	–
Repurchase agreements	37,702	37,702	–	37,702	–
Due to fellow Lloyds Banking Group undertakings	2,932	2,932	–	2,932	–
Debt securities in issue at amortised cost	52,449	52,243	–	52,243	–
Subordinated liabilities	6,935	7,160	–	7,160	–

Valuation methodology

Deposits from banks and customer deposits

The fair value of bank and customer deposits repayable on demand is assumed to be equal to their carrying value.

The fair value for all other deposits is estimated using discounted cash flows applying either market rates, where applicable, or current rates for deposits of similar remaining maturities.

Repurchase agreements

The carrying amount is deemed a reasonable approximation of fair value given the short-term nature of these instruments.

Debt securities in issue at amortised cost

The fair value of short-term debt securities in issue is approximately equal to their carrying value. Fair value for other debt securities in issue is calculated based on quoted market prices where available. Where quoted market prices are not available, fair value is estimated using discounted cash flow techniques at a rate which reflects market rates of interest and the Lloyds Banking Group's own credit spread.

Subordinated liabilities

The fair value of subordinated liabilities is determined by reference to quoted market prices where available or by reference to quoted market prices of similar instruments. Subordinated liabilities are classified as level 2, since the inputs used to determine their fair value are largely observable.

(4) Reclassifications of financial assets

There have been no reclassifications of financial assets in 2023 or 2024.

Note 17: Derivative financial instruments

The fair values and notional amounts of derivative instruments are set out in the following table:

	2024				2023			
	Contract/ notional amount £m	Fair value		Changes in fair value used for calculating hedge ineffectiveness £m	Contract/ notional amount £m	Fair value		Changes in fair value used for calculating hedge ineffectiveness £m
		Assets £m	Liabilities £m			Assets £m	Liabilities £m	
Trading and other								
Exchange rate contracts	70,547	2,550	1,793		96,730	853	686	
Interest rate contracts	689,874	1,554	3,425		815,557	2,183	3,006	
Credit derivatives	3,614	79	99		3,595	48	65	
Equity and other contracts	78	1	130		65	9	123	
Total derivative assets/ liabilities – trading and other	764,113	4,184	5,447		915,947	3,093	3,880	
Hedging								
Interest rate								
Currency swaps	43	2	–	–	35	3	–	2
Interest rate swaps	213,215	–	336	1,185	134,631	68	413	(3,098)
Designated as fair value hedges	213,258	2	336	1,185	134,666	71	413	(3,096)
Foreign exchange								
Currency swaps	1,967	46	4	91	541	1	14	(14)
Interest rate								
Interest rate swaps	468,726	3	–	(672)	450,568	–	–	2,221
Designated as cash flow hedges	470,693	49	4	(581)	451,109	1	14	2,207
Total derivative assets/ liabilities – hedging	683,951	51	340	604	585,775	72	427	(889)
Total recognised derivative assets/liabilities	1,448,064	4,235	5,787		1,501,722	3,165	4,307	

The notional amount of the contract does not represent the Group's exposure to credit risk, which is limited to the current cost of replacing contracts with a positive value to the Group should the counterparty default. To reduce credit risk the Group uses a variety of credit enhancement techniques such as netting and collateralisation, where security is provided against the exposure; a large proportion of the Group's derivatives are held through exchanges such as London Clearing House and are collateralised through those exchanges.

The Group holds derivatives as part of the following strategies:
- Customer driven, where derivatives are held as part of the provision of risk management products to Group customers
- To manage and hedge the Group's interest rate and foreign exchange risk arising from normal banking business. The hedge accounting strategy adopted by the Group is to utilise a combination of fair value and cash flow hedge approaches

The principal derivatives used by the Group are as follows:
- Interest rate related contracts include interest rate swaps, forward rate agreements and options. An interest rate swap is an agreement between two parties to exchange fixed and floating interest payments, based upon interest rates defined in the contract, without the exchange of the underlying principal amounts. Forward rate agreements are contracts for the payment of the difference between a specified rate of interest and a reference rate, applied to a notional principal amount at a specific date in the future. An interest rate option gives the buyer, on payment of a premium, the right, but not the obligation, to fix the rate of interest on a future loan or deposit, for a specified period and commencing on a specified future date
- Exchange rate related contracts include forward foreign exchange contracts, currency swaps and options. A forward foreign exchange contract is an agreement to buy or sell a specified amount of foreign currency on a specified future date at an agreed rate. Currency swaps generally involve the exchange of interest payment obligations denominated in different currencies; the exchange of principal can be notional or actual. A currency option gives the buyer, on payment of a premium, the right, but not the obligation, to sell specified amounts of currency at agreed rates of exchange on or before a specified future date
- Credit derivatives, principally credit default swaps, are used by the Group as part of its trading activity and to manage its own exposure to credit risk. A credit default swap is a swap in which one counterparty receives a premium at pre-set intervals in consideration for guaranteeing to make a specific payment should a negative credit event take place
- Equity, commodity and other contracts include commodity swaps and options

Note 17: Derivative financial instruments continued

Details of the Group's hedging instruments are set out below:

Fair value hedges	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 5 years £m	Over 5 years £m	Total £m
			Maturity			
At 31 December 2024						
Interest rate						
Cross currency swap						
Notional	–	–	–	–	43	43
Average fixed interest rate	–	–	–	–	1.28%	
Average EUR/GBP exchange rate	–	–	–	–	1.38	
Interest rate swap						
Notional	3,354	12,749	52,764	101,148	43,200	213,215
Average fixed interest rate	4.43%	3.84%	4.12%	3.44%	2.30%	
						213,258
At 31 December 2023						
Interest rate						
Cross currency swap						
Notional	–	–	–	–	35	35
Average fixed interest rate	–	–	–	–	1.28%	
Average EUR/GBP exchange rate	–	–	–	–	1.38	
Interest rate swap						
Notional	1,908	4,993	16,411	73,607	37,712	134,631
Average fixed interest rate	0.95%	1.44%	2.11%	3.05%	2.03%	
						134,666

Cash flow hedges	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 5 years £m	Over 5 years £m	Total £m
			Maturity			
At 31 December 2024						
Foreign exchange						
Currency swap						
Notional	599	596	746	26	–	1,967
Average EUR/GBP exchange rate	1.17	1.16	1.19	1.16	–	
Average USD/GBP exchange rate	1.27	1.29	1.29	1.24	–	
Interest rate						
Interest rate swap						
Notional	8,601	20,637	126,308	254,931	58,249	468,726
Average fixed interest rate	4.38%	4.40%	3.87%	3.37%	3.03%	
						470,693
At 31 December 2023						
Foreign exchange						
Currency swap						
Notional	12	49	439	41	–	541
Average EUR/GBP exchange rate	–	1.14	1.14	1.10	–	
Average USD/GBP exchange rate	1.25	1.27	1.24	1.20	–	
Interest rate						
Interest rate swap						
Notional	9,148	22,496	73,979	277,180	67,765	450,568
Average fixed interest rate	4.14%	4.20%	3.89%	3.39%	2.61%	
						451,109

Note 17: Derivative financial instruments continued

The Group's hedged items are as follows:

Fair value hedges	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment £m
	Assets £m	Liabilities £m	Assets £m	Liabilities £m	
At 31 December 2024					
Interest rate					
Fixed rate mortgages[1]	**124,013**	**–**	**(890)**	**–**	**(185)**
Fixed rate issuance[2]	**–**	**32,535**	**–**	**1,507**	**80**
Fixed rate bonds[3]	**29,264**	**–**	**(1,070)**	**–**	**(1,158)**
At 31 December 2023					
Interest rate					
Fixed rate mortgages[1]	75,871	–	25	–	2,542
Fixed rate issuance[2]	–	30,852	–	1,463	(672)
Fixed rate bonds[3]	24,146	–	(331)	–	962

1   Included within loans and advances to customers.
2   Included within debt securities in issue at amortised cost.
3   Included within financial assets at amortised cost and financial assets at fair value through other comprehensive income.

Cash flow hedges	At 31 December 2024			At 31 December 2023		
	Change in fair value of hedged item for ineffectiveness assessment £m	Cash flow hedging reserve		Change in fair value of hedged item for ineffectiveness assessment £m	Cash flow hedging reserve	
		Continuing hedges £m	Discontinued hedges £m		Continuing hedges £m	Discontinued hedges £m
Foreign exchange						
Foreign currency issuance[1]	**(91)**	**77**	**22**	14	(11)	20
Customer deposits[2]	**–**	**–**	**5**	–	–	3
Interest rate						
Customer loans[3]	**1,006**	**(4,098)**	**(1,626)**	(1,721)	(3,529)	(1,914)
Central bank balances[4]	**414**	**(692)**	**(890)**	(468)	(272)	(1,425)
Customer deposits[2]	**(56)**	**2,174**	**72**	250	2,169	23

1   Included within debt securities in issue at amortised cost.
2   Included within customer deposits.
3   Included within loans and advances to customers.
4   Included within cash and balances at central banks.

The accumulated amount of fair value hedge adjustments remaining in the balance sheet for hedged items that have ceased to be adjusted for hedging gains and losses is a liability of £524 million relating to fixed rate issuances of £126 million and mortgages of £398 million (2023: liability of £960 million relating to fixed rate issuances of £170 million and mortgages of £790 million).

Note 17: Derivative financial instruments continued

Gains and losses arising from hedge accounting are summarised as follows:

	Hedge ineffectiveness recognised in the income statement[1]	
Fair value hedges	**2024** **£m**	2023 £m
Interest rate		
Fixed rate mortgages	**(51)**	(264)
Fixed rate issuance	**(10)**	(13)
Fixed rate bonds	**(17)**	13

1   Hedge ineffectiveness is included in the income statement within net trading income.

			Amounts reclassified from reserves to income statement as:	
Cash flow hedges	**Gain (loss) recognised in other comprehensive income** **£m**	**Hedge ineffectiveness recognised in the income statement[1]** **£m**	**Hedged cash flows will no longer occur** **£m**	**Hedged item affected income statement** **£m**
At 31 December 2024				
Foreign exchange				
Foreign currency issuance	**92**	–	–	**(1)**
Interest rate				
Customer loans	**(2,880)**	**(61)**	–	**2,600**
Central bank balances	**(603)**	**(3)**	–	**718**
Customer deposits	**1,074**	**8**	–	**(1,020)**
At 31 December 2023				
Foreign exchange				
Foreign currency issuance	(14)	–	–	5
Interest rate				
Customer loans	(134)	17	–	1,663
Central bank balances	297	3	–	519
Customer deposits	576	(3)	–	(670)

There was no gain or loss in either 2024 or 2023 reclassified from the cash flow hedging reserve for which hedge accounting had previously been used but for which the hedged future cash flows are no longer expected to occur.

At 31 December 2024 £3,097 million of total recognised derivative assets and £4,716 million of total recognised derivative liabilities (2023: £2,072 million of assets and £3,241 million of liabilities) had a contractual residual maturity of greater than one year.

Note 18: Loans and advances to customers
Reference is made to the Credit Risk section.

At 31 December 2024 £383,009 million (2023: £377,462 million) of loans and advances to customers had a contractual residual maturity of greater than one year.

Note 19: Allowance for expected credit losses
The Group recognises an allowance for expected credit losses (ECLs) for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets (other than equity investments) measured at fair value through other comprehensive income and certain loan commitment and financial guarantee contracts. At 31 December 2024, the Group's expected credit loss allowance was £3,453 million (2023: £4,021 million), of which £3,188 million (2023: £3,707 million) was in respect of drawn balances.

The Group's total expected credit loss allowances were as follows:

| | At 31 December 2024 | | | | | At 31 December 2023 | | | | |
Allowance for expected credit losses	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
In respect of:										
Loans and advances to banks	1	–	–	–	1	6	–	–	–	6
Loans and advances to customers	730	1,159	1,107	187	3,183	885	1,462	1,133	213	3,693
Debt securities	3	–	1	–	4	7	–	1	–	8
Financial assets at amortised cost	734	1,159	1,108	187	3,188	898	1,462	1,134	213	3,707
Provisions in relation to loan commitments and financial guarantees	138	125	2	–	265	153	159	2	–	314
Total	872	1,284	1,110	187	3,453	1,051	1,621	1,136	213	4,021
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	4	–	–	–	4	7	–	–	–	7

The calculation of the Group's expected credit loss allowances and provisions against loan commitments and guarantees, which are set out above, requires the Group to make a number of judgements, assumptions and estimates. The most significant are set out below:

Critical accounting judgements and key sources of estimation uncertainty

Critical judgements:	Determining an appropriate definition of default against which a probability of default, exposure at default and loss given default parameter can be evaluated
	Establishing the criteria for a significant increase in credit risk (SICR)
	The individual assessment of material cases and the use of judgemental adjustments made to impairment modelling processes that adjust inputs, parameters and outputs to reflect risks not captured by models
Key source of estimation uncertainty:	Base case and multiple economic scenarios (MES) assumptions, including the rate of unemployment and the rate of change of house prices, required for creation of MES scenarios and forward-looking credit parameters

Definition of default
The probability of default (PD) of an exposure, both over a 12-month period and over its lifetime, is a key input to the measurement of the ECL allowance. Default has occurred when there is evidence that the customer is experiencing significant financial difficulty which is likely to affect the ability to repay amounts due. The definition of default adopted by the Group is described in note 2(H) Impairment of financial assets. A Stage 3 asset that is no longer credit-impaired is transferred back to Stage 2 as no general probation period is applied to assets in Stage 3. UK mortgages is an exception to this rule where a probation period is enforced for non-performing forborne and defaulted exposures in accordance with prudential regulation.

Significant increase in credit risk
An ECL allowance equivalent to 12 months' expected losses is established against assets in Stage 1; assets classified as Stage 2 carry an ECL allowance equivalent to lifetime expected losses. Assets are transferred from Stage 1 to Stage 2 when there has been a significant increase in credit risk (SICR) since initial recognition. Credit-impaired assets are transferred to Stage 3 with a lifetime expected losses allowance. If an exposure that is classified as Stage 2 no longer meets the SICR criteria, which in some cases capture customer behaviour in previous periods, it is moved back to Stage 1.

The Group uses both quantitative and qualitative indicators to determine whether there has been a SICR for an asset. The setting of precise trigger points combined with risk indicators requires judgement and the use of different trigger points may have a material impact upon the ECL allowance. The Group monitors the effectiveness of SICR criteria on an ongoing basis.

For UK mortgages a reassessment of the SICR criteria was performed following redevelopment of the ECL model in the period, in order to maintain SICR effectiveness. At 31 December 2024 a doubling of PD since origination was set as a quantitative SICR trigger. All originations post IFRS 9 adoption incorporate forward looking information, and for recent Interest Only accounts the likelihood of default occurring at the end of term. This is supplemented by qualitative triggers including where customers have surpassed their original contractual term through use of term extensions, where fraud is evident, or where an account is in arrears.

Note 19: Allowance for expected credit losses continued

For credit cards, loans and overdrafts an increase of three PD grades since origination on the retail master scale (RMS) shown below is set as a quantitative SICR trigger. Assets are also assumed to have suffered a SICR if they have either been in arrears on three occasions, or in default once, in the past 12 months.

RMS grade	1	2	3	4	5	6	7	8	9	10	11	12	13	14
PD boundary[1] (%)	0.10	0.40	0.80	1.20	2.50	4.50	7.50	10.00	14.00	20.00	30.00	45.00	99.99	100.00

1 Probability-weighted annualised lifetime probability of default.

For Commercial Banking a doubling of PD with a minimum increase in PD of 1 per cent since origination is treated as a SICR. This is complemented with the use of internal credit risk classifications and ratings as qualitative indicators to identify a SICR.

The Group does not use the low credit risk exemption in its staging assessments, though more simplistic SICR criteria are applied for portfolios not listed above. All financial assets are assumed to have suffered a SICR if they are more than 30 days past due.

Individual assessments and application of judgement in adjustments to modelled ECL

The table below analyses total ECL allowances by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of judgemental adjustments.

| | At 31 December 2024 | | | | | At 31 December 2023 | | | | |
| | | Judgements due to: | | | | | Judgements due to: | | | |
	Modelled ECL £m	Individually assessed £m	Inflationary and interest rate risk £m	Other £m	Total ECL £m	Modelled ECL £m	Individually assessed £m	Inflationary and interest rate risk £m	Other £m	Total ECL £m
UK mortgages	720	–	–	132	852	991	–	61	63	1,115
Credit cards	681	–	–	(7)	674	703	–	92	15	810
Other Retail	860	–	–	90	950	867	–	32	46	945
Commercial Banking	877	354	–	(255)	976	1,090	340	–	(280)	1,150
Other	1	–	–	–	1	1	–	–	–	1
Total	**3,139**	**354**	**–**	**(40)**	**3,453**	3,652	340	185	(156)	4,021

Individually assessed ECL

Stage 3 ECL in Commercial Banking is largely assessed on an individual basis by the Business Support Unit using bespoke assessment of loss for each specific client based on potential recovery strategies. While these assessments are based on the Group's latest economic view, the use of Group-wide multiple economic scenarios and weightings is not considered appropriate for these cases due to their individual characteristics. In place of this, a range of case-specific outcomes are considered with any alternative better or worse outcomes that carry a 25 per cent likelihood taken into account in establishing a probability-weighted ECL. At 31 December 2024, individually assessed provisions for Commercial Banking were £354 million (2023: £340 million) which reflected a range of £309 million to £437 million (2023: £291 million to £413 million), based on the range of alternative outcomes considered.

Application of judgement in adjustments to modelled ECL

Impairment models fall within the Group's model risk framework with model monitoring, periodic validation and back testing performed on model components, such as probability of default. Limitations in the models or data inputs may be identified through these assessments and review of model outputs, which may require appropriate judgemental adjustments to the ECL. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level (in-model adjustments), through to more qualitative post-model adjustments.

Judgements due to inflationary and interest rate risk

During 2022 and 2023 the intensifying inflationary pressures, alongside rising interest rates created further risks not deemed to be fully captured by ECL models which meant judgemental adjustments were required. Throughout 2024 these risks subsided with inflation back at around 2 per cent, base rates reducing and credit performance proving resilient. As a result, the judgements held in respect of inflationary and interest rate risks have been removed (2023: £185 million). Other judgements continue to be applied for broader data and model limitations, both increasing and decreasing ECL where deemed necessary.

Other judgements
UK mortgages: £132 million (2023: £63 million)
These adjustments principally comprise:

Repossession risk[1]: £110 million (2023: £106 million)
The Group's repossession activity and respective data associated with the UK mortgage portfolio has been distorted for a number of years following pauses in litigation activity both before and during COVID-19. This has seen a larger number of customers in default for a longer period than would typically be expected resulting in a risk that ECL calculated on these accounts is understated. Judgemental adjustments to mitigate this risk have been in place for several years, although the approach has been revisited in 2024. An assessment of recent cure trends indicated that the overall possession rates used in the model appeared adequate; however, the assessment identified a potential recovery risk on specific subsets of long-term defaulted cases (greater than five years), as well as a continued risk from a longer duration between default and repossession than model assumptions used on existing and future defaults.

1 Previously reported as Increase in time to repossession.

Adjustment for specific segments: £13 million (2023: £23 million)
The Group monitors risks across specific segments of its portfolios which may not be fully captured through collective models. The judgement for fire safety and cladding uncertainty reduced in the period following methodology refinement. Though experience remains limited the risk is considered sufficiently material to address, given evidence of cases having defective cladding, or other fire safety issues.

Note 19: Allowance for expected credit losses continued

Credit cards: £(7) million (2023: £15 million) and Other Retail: £90 million (2023: £46 million)
These adjustments principally comprise:

Lifetime extension: Credit cards: £55 million (2023: £67 million) and Other Retail: £10 million (2023: £10 million)
An adjustment is required to extend the lifetime used for Stage 2 exposures on Retail revolving products from a three-year modelled lifetime, which reflected the outcome data available when the ECL models were developed. Incremental defaults beyond year three are calculated through the extrapolation of the default trajectory observed throughout the three years and beyond. The Credit cards judgement has reduced slightly in the period reflecting portfolio movement.

Adjustments to loss rates: Credit cards: £(57) million (2023: £(50) million) and Other Retail: £47 million (2023: £37 million)
A number of adjustments have been made to the loss given default (LGD) assumptions used within unsecured and motor credit models. For unsecured portfolios, the adjustments reflect the impact of changes in collection debt sale strategy on the Group's LGD models, incorporating up to date customer performance and forward flow debt sale pricing. For UK Motor Finance, within Other Retail, the adjustment is used to incorporate the latest outlook on used car prices.

Commercial Banking: £(255) million (2023: £(280) million)
These adjustments principally comprise:

Corporate insolvency rates: £(248) million (2023: £(287) million)
The volume of UK corporate insolvencies continues to exhibit an elevated trend beyond December 2019 levels, revealing a marked misalignment between observed UK corporate insolvencies and the Group's equivalent credit performance. This dislocation gives rise to uncertainty over the drivers of the observed trends in the metric and the appropriateness of the Group's Commercial Banking model response which uses observed UK corporate insolvencies data to anchor future loss estimates to. Given the Group's asset quality remains strong with low defaults, a negative adjustment is applied by reverting judgementally to the long-term average of the insolvency rate.

Adjustments to loss given defaults (LGDs): £(80) million (2023: £(105) million)
Following a review of the loss given default approach for commercial exposures, management continues to judge that ECL should be adjusted to mitigate limitations identified in the approach which are causing loss given defaults to be inflated. These include the benefit from amortisation of exposures relative to collateral values at default and a move to an exposure-weighted approach being adopted. These temporary adjustments will be addressed through future model development.

Corporate income gearing (CIG) adjustment: £36 million (2023: £nil)
An adjustment was raised, based upon the assessment of Corporate Income Gearing (CIG), a model parameter for affordability used in Commercial Banking. The modelled ECL release resulting from updating CIG drivers (interest rates) was judgmentally reversed, with interest rates having reached a plateau which has translated into a slower year-on-year increase in CIG. This slowdown gave a release in modelled ECL which is not judged representative of the continued pressure on borrowers and business margins.

Commercial Real Estate (CRE) price reduction: £35 million (2023: £65 million)

The material fall in CRE prices observed in late 2022, previously required a judgemental reinstatement within ECL model assumptions at 31 December 2023, given the materially reduced level in CRE prices could still trigger additional losses. At 31 December 2024 the adjustment remains in place only for loss rates on a small proportion of accounts still to be reassessed following this fall. This is alongside a more material adjustment for the potential impact on loss rates from valuations on specific CRE sectors where evidence suggests valuations may lag achievable levels, notably in cases of stressed sale.

Note 19: Allowance for expected credit losses continued

Generation of multiple economic scenarios

The estimate of expected credit losses is required to be based on an unbiased expectation of future economic scenarios. The approach used to generate the range of future economic scenarios depends on the methodology and judgements adopted. The Group's approach is to start from a defined base case scenario, used for planning purposes, and to generate alternative economic scenarios around this base case. The base case scenario is a conditional forecast underpinned by a number of conditioning assumptions that reflect the Group's best view of key future developments. If circumstances appear likely to materially deviate from the conditioning assumptions, then the base case scenario is updated.

The base case scenario is central to a range of future economic scenarios generated by simulation of an economic model, for which the same conditioning assumptions apply as in the base case scenario. These scenarios are ranked by using estimated relationships with industry-wide historical loss data. With the base case already pre-defined, three other scenarios are identified as averages of constituent scenarios located around the 15th, 75th and 95th percentiles of the distribution. The full distribution is therefore summarised by a practical number of scenarios to run through ECL models representing an upside, the base case, and a downside scenario weighted at 30 per cent each, together with a severe downside scenario weighted at 10 per cent. The scenario weights represent the distribution of economic scenarios and not subjective views on likelihood. The inclusion of a severe downside scenario with a smaller weighting ensures that the non-linearity of losses in the tail of the distribution is adequately captured. Macroeconomic projections may employ reversionary techniques to adjust the paths of economic drivers towards long-run equilibria after a reasonable forecast horizon. The Group does not use such techniques to force the MES scenarios to revert to the base case planning view. Utilising such techniques would be expected to be immaterial for expected credit losses since loss sensitivity is minimal after the initial five years of the projections.

A forum under the chairmanship of the Chief Economist meets at least quarterly to review and, if appropriate, recommend changes to the method by which economic scenarios are generated, for approval by the Chief Financial Officer and Chief Risk Officer. The Group continues to judge it appropriate to include a non-modelled severe downside scenario for Group ECL calculations. The scenario is generated as a simple average of a fully modelled severe scenario, better representing shocks to demand, and a scenario with higher paths for UK Bank Rate and CPI inflation, as a representation of shocks to supply. The combined 'adjusted' scenario used in ECL modelling is considered to better reflect the risks around the Group's base case view in an economic environment where demand and supply shocks are more balanced.

Base case and MES economic assumptions

The Group's base case economic scenario has been updated to reflect ongoing geopolitical developments and changes in domestic economic policy. The Group's updated base case scenario has three conditioning assumptions. First, cross-border conflicts do not lead to major disruptions in commodity prices or global trade. Second, the US pursues a more isolationist economic agenda, with policies including trade tariffs; immigration cuts; and unfunded tax cuts. China, EU and UK are assumed to retaliate to US tariffs imposed on them. Third, UK Budget public investment plans are assumed to have a small but positive impact on trend productivity growth, subject to further review as more specific policy detail emerges.

Based on these assumptions and incorporating the economic data published in the fourth quarter, the Group's base case scenario is for a slow expansion in GDP and a rise in the unemployment rate alongside modest changes in residential and commercial property prices. Against a backdrop of some persistence in inflationary pressures, UK Bank Rate is expected to be lowered gradually during 2025. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.

The Group has accommodated the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the fourth quarter of 2024, for which actuals may have since emerged prior to publication.

Scenarios by year

The key UK economic assumptions made by the Group are shown in the following tables across a number of measures explained below.

Annual assumptions

Gross domestic product (GDP) growth and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices over each year. Unemployment rate and UK Bank Rate are averages over the year.

Five-year average

The five-year average reflects the average annual growth rate, or level, over the five-year period. It includes movements within the current reporting year, such that the position as at 31 December 2024 covers the five years 2024 to 2028. The inclusion of the reporting year within the five-year period reflects the need to predict variables which remain unpublished at the reporting date and recognises that credit models utilise both level and annual changes. The use of calendar years maintains a comparability between the annual assumptions presented.

Five-year start to peak and trough

The peak or trough for any metric may occur intra year and therefore not be identifiable from the annual assumptions, so they are also disclosed. For GDP, house price growth and commercial real estate price growth, the peak, or trough, reflects the highest, or lowest cumulative quarterly position reached relative to the start of the five-year period, which as at 31 December 2024 is 1 January 2024. Given these metrics may exhibit increases followed by greater falls, the start to trough movements quoted may be smaller than the equivalent 'peak to trough' movement (and vice versa for start to peak). Unemployment, UK Bank Rate and CPI inflation reflect the highest, or lowest, quarterly level reached in the five-year period.

Note 19: Allowance for expected credit losses continued

At 31 December 2024	2024 %	2025 %	2026 %	2027 %	2028 %	2024 to 2028 average %	Start to peak %	Start to trough %
Upside								
Gross domestic product growth	0.8	1.9	2.2	1.5	1.4	1.6	8.9	0.7
Unemployment rate	4.3	3.5	2.8	2.7	2.8	3.2	4.4	2.7
House price growth	3.4	3.7	6.5	6.6	5.4	5.1	28.2	0.4
Commercial real estate price growth	0.7	7.8	6.7	3.2	0.5	3.7	20.0	(0.8)
UK Bank Rate	5.06	4.71	5.02	5.19	5.42	5.08	5.50	4.50
CPI inflation	2.6	2.8	2.6	2.9	3.0	2.8	3.5	2.0
Base case								
Gross domestic product growth	0.8	1.0	1.4	1.5	1.5	1.2	7.0	0.7
Unemployment rate	4.3	4.7	4.7	4.5	4.5	4.5	4.8	4.2
House price growth	3.4	2.1	1.0	1.4	2.4	2.0	10.5	0.4
Commercial real estate price growth	0.7	0.3	2.5	1.9	0.0	1.1	5.4	(0.8)
UK Bank Rate	5.06	4.19	3.63	3.50	3.50	3.98	5.25	3.50
CPI inflation	2.6	2.8	2.4	2.4	2.2	2.5	3.5	2.0
Downside								
Gross domestic product growth	0.8	(0.5)	(0.4)	1.0	1.5	0.5	3.2	0.0
Unemployment rate	4.3	6.0	7.4	7.4	7.1	6.4	7.5	4.2
House price growth	3.4	0.6	(5.5)	(6.6)	(3.4)	(2.4)	4.0	(11.4)
Commercial real estate price growth	0.7	(7.8)	(3.1)	(0.9)	(2.3)	(2.7)	0.7	(12.9)
UK Bank Rate	5.06	3.53	1.56	0.96	0.68	2.36	5.25	0.59
CPI inflation	2.6	2.8	2.3	1.8	1.2	2.1	3.5	0.9
Severe downside								
Gross domestic product growth	0.8	(1.9)	(1.5)	0.7	1.3	(0.1)	1.2	(2.4)
Unemployment rate	4.3	7.7	10.0	10.0	9.7	8.4	10.2	4.2
House price growth	3.4	(0.8)	(12.4)	(13.6)	(8.8)	(6.7)	3.4	(29.2)
Commercial real estate price growth	0.7	(17.4)	(8.5)	(5.5)	(5.7)	(7.5)	0.7	(32.3)
UK Bank Rate – modelled	5.06	2.68	0.28	0.08	0.02	1.62	5.25	0.02
UK Bank Rate – adjusted[1]	5.06	4.03	2.70	2.23	1.95	3.19	5.25	1.88
CPI inflation – modelled	2.6	2.8	1.9	1.0	0.1	1.7	3.5	(0.2)
CPI inflation – adjusted[1]	2.6	3.6	2.1	1.4	0.8	2.1	3.9	0.7
Probability-weighted								
Gross domestic product growth	0.8	0.5	0.8	1.2	1.4	1.0	5.7	0.7
Unemployment rate	4.3	5.0	5.5	5.4	5.3	5.1	5.5	4.2
House price growth	3.4	1.8	(0.7)	(1.0)	0.4	0.8	5.3	0.4
Commercial real estate price growth	0.7	(1.7)	1.0	0.7	(1.1)	(0.1)	0.7	(1.3)
UK Bank Rate – modelled	5.06	4.00	3.09	2.90	2.88	3.59	5.25	2.88
UK Bank Rate – adjusted[1]	5.06	4.13	3.33	3.12	3.08	3.74	5.25	3.06
CPI inflation – modelled	2.6	2.8	2.4	2.2	1.9	2.4	3.5	1.8
CPI inflation – adjusted[1]	2.6	2.9	2.4	2.3	2.0	2.4	3.5	1.9

[1] The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks around the Group's base case view in an economic environment where the risks of supply and demand shocks are more balanced.

Base case scenario by quarter[1] At 31 December 2024	First quarter 2024 %	Second quarter 2024 %	Third quarter 2024 %	Fourth quarter 2024 %	First quarter 2025 %	Second quarter 2025 %	Third quarter 2025 %	Fourth quarter 2025 %
Gross domestic product growth	0.7	0.4	0.0	0.1	0.2	0.3	0.3	0.3
Unemployment rate	4.3	4.2	4.3	4.4	4.5	4.6	4.7	4.8
House price growth	0.4	1.8	4.6	3.4	3.6	4.0	3.0	2.1
Commercial real estate price growth	(5.3)	(4.7)	(2.8)	0.7	1.8	1.4	0.9	0.3
UK Bank Rate	5.25	5.25	5.00	4.75	4.50	4.25	4.00	4.00
CPI inflation	3.5	2.1	2.0	2.5	2.4	3.0	2.9	2.7

[1] Gross domestic product growth is presented quarter-on-quarter. House price growth, commercial real estate growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

Note 19: Allowance for expected credit losses continued

At 31 December 2023	2023 %	2024 %	2025 %	2026 %	2027 %	2023 to 2027 average %	Start to peak %	Start to trough %
Upside								
Gross domestic product	0.3	1.5	1.7	1.7	1.9	1.4	8.1	0.2
Unemployment rate	4.0	3.3	3.1	3.1	3.1	3.3	4.2	3.0
House price growth	1.9	0.8	6.9	7.2	6.8	4.7	25.7	(1.2)
Commercial real estate price growth	(3.9)	9.0	3.8	1.3	1.3	2.2	11.5	(3.9)
UK Bank Rate	4.94	5.72	5.61	5.38	5.18	5.37	5.79	4.25
CPI inflation	7.3	2.7	3.1	3.2	3.1	3.9	10.2	2.1
Base case								
Gross domestic product	0.3	0.5	1.2	1.7	1.9	1.1	6.4	0.2
Unemployment rate	4.2	4.9	5.2	5.2	5.0	4.9	5.2	3.9
House price growth	1.4	(2.2)	0.5	1.6	3.5	1.0	4.8	(1.2)
Commercial real estate price growth	(5.1)	(0.2)	0.1	0.0	0.8	(0.9)	(1.2)	(5.3)
UK Bank Rate	4.94	4.88	4.00	3.50	3.06	4.08	5.25	3.00
CPI inflation	7.3	2.7	2.9	2.5	2.2	3.5	10.2	2.1
Downside								
Gross domestic product	0.2	(1.0)	(0.1)	1.5	2.0	0.5	3.4	(1.2)
Unemployment rate	4.3	6.5	7.8	7.9	7.6	6.8	8.0	3.9
House price growth	1.3	(4.5)	(6.0)	(5.6)	(1.7)	(3.4)	2.0	(15.7)
Commercial real estate price growth	(6.0)	(8.7)	(4.0)	(2.1)	(1.2)	(4.4)	(1.2)	(20.4)
UK Bank Rate	4.94	3.95	1.96	1.13	0.55	2.51	5.25	0.43
CPI inflation	7.3	2.8	2.7	1.8	1.1	3.2	10.2	1.0
Severe downside								
Gross domestic product	0.1	(2.3)	(0.5)	1.3	1.8	0.1	1.0	(2.9)
Unemployment rate	4.5	8.7	10.4	10.5	10.1	8.8	10.5	3.9
House price growth	0.6	(7.6)	(13.3)	(12.7)	(7.5)	(8.2)	2.0	(35.0)
Commercial real estate price growth	(7.7)	(19.5)	(10.6)	(7.7)	(5.2)	(10.3)	(1.2)	(41.8)
UK Bank Rate – modelled	4.94	2.75	0.49	0.13	0.03	1.67	5.25	0.02
UK Bank Rate – adjusted[1]	4.94	6.56	4.56	3.63	3.13	4.56	6.75	3.00
CPI inflation – modelled	7.3	2.7	2.2	0.9	(0.2)	2.6	10.2	(0.3)
CPI inflation – adjusted[1]	7.6	7.5	3.5	1.3	1.0	4.2	10.2	0.9
Probability-weighted								
Gross domestic product	0.3	0.1	0.8	1.6	1.9	0.9	5.4	0.1
Unemployment rate	4.2	5.3	5.9	5.9	5.7	5.4	6.0	3.9
House price growth	1.4	(2.5)	(0.9)	(0.3)	1.8	(0.1)	2.0	(2.8)
Commercial real estate price growth	(5.3)	(1.9)	(1.1)	(1.0)	(0.2)	(1.9)	(1.2)	(9.9)
UK Bank Rate – modelled	4.94	4.64	3.52	3.02	2.64	3.75	5.25	2.59
UK Bank Rate – adjusted[1]	4.94	5.02	3.93	3.37	2.95	4.04	5.42	2.89
CPI inflation – modelled	7.3	2.7	2.8	2.3	1.9	3.4	10.2	1.9
CPI inflation – adjusted[1]	7.4	3.2	3.0	2.4	2.0	3.6	10.2	2.0

1 The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks around the Group's base case view in an economic environment where supply shocks are the principal concern.

Base case scenario by quarter[1] At 31 December 2023	First quarter 2023 %	Second quarter 2023 %	Third quarter 2023 %	Fourth quarter 2023 %	First quarter 2024 %	Second quarter 2024 %	Third quarter 2024 %	Fourth quarter 2024 %
Gross domestic product growth	0.3	0.0	(0.1)	0.0	0.1	0.2	0.3	0.3
Unemployment rate	3.9	4.2	4.2	4.3	4.5	4.8	5.0	5.2
House price growth	1.6	(2.6)	(4.5)	1.4	(1.1)	(1.5)	0.5	(2.2)
Commercial real estate price growth	(18.8)	(21.2)	(18.2)	(5.1)	(4.1)	(3.8)	(2.2)	(0.2)
UK Bank Rate	4.25	5.00	5.25	5.25	5.25	5.00	4.75	4.50
CPI inflation	10.2	8.4	6.7	4.0	3.8	2.1	2.3	2.8

1 Gross domestic product growth is presented quarter-on-quarter. House price growth, commercial real estate growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 19: Allowance for expected credit losses continued

ECL sensitivity to economic assumptions

The following table shows the Group's ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted probability of default and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments is held constant reflecting the basis on which they are evaluated. Judgemental adjustments applied through changes to model inputs or parameters, or more qualitative post model adjustments, are apportioned across the scenarios in proportion to modelled ECL where this better reflects the sensitivity of these adjustments to each scenario. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift on a statutory basis being £443 million compared to £673 million at 31 December 2023.

	At 31 December 2024					At 31 December 2023				
	Probability-weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m	Probability-weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m
UK mortgages	852	345	567	1,064	2,596	1,115	395	670	1,155	4,485
Credit cards	674	518	641	773	945	810	600	771	918	1,235
Other Retail	950	843	923	1,010	1,172	945	850	920	981	1,200
Commercial Banking	976	737	878	1,110	1,586	1,150	780	986	1,342	2,179
Other	1	1	1	1	1	1	1	1	1	1
ECL allowance	**3,453**	**2,444**	**3,010**	**3,958**	**6,300**	**4,021**	**2,626**	**3,348**	**4,397**	**9,100**

The table below shows the Group's ECL for the upside, base case, downside and severe downside scenarios, with staging of assets based on each specific scenario probability of default. In each economic scenario the ECL for individual assessments is held constant reflecting the basis on which they are evaluated. Judgemental adjustments applied through changes to model inputs or parameters, or more qualitative post-model adjustments, are apportioned across the scenarios in proportion to modelled ECL where this better reflects the sensitivity of these adjustments to each scenario. A probability-weighted scenario is not shown as this view does not reflect the basis on which ECL is calculated. Comparing the probability-weighted ECL in the table above to the base case ECL with base case scenario specific staging, as shown in the table below, results in an uplift of £465 million compared to £586 million at 31 December 2023.

	At 31 December 2024				At 31 December 2023			
	Upside £m	Base case £m	Downside £m	Severe downside £m	Upside £m	Base case £m	Downside £m	Severe downside £m
UK mortgages	345	566	1,061	2,741	384	617	1,070	5,403
Credit cards	492	634	802	1,036	593	770	931	1,279
Other Retail	843	927	1,026	1,212	923	1,004	1,076	1,328
Commercial Banking	721	860	1,135	2,149	835	1,044	1,486	3,194
Other	1	1	1	1	–	–	–	–
ECL allowance	**2,402**	**2,988**	**4,025**	**7,139**	**2,735**	**3,435**	**4,563**	**11,204**

The impact of isolated changes in the UK unemployment rate and House Price Index (HPI) has been assessed on a univariate basis. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group's ECL to gradual changes in these two critical economic factors.

The impacts are assessed as changes to base case modelled ECL only (at 100 per cent weighting) with staging held flat to the reported view. The probability weighted ECL impact of applying the changes to all four scenarios, including the impact on staging and post model adjustments, would be greater.

The table below shows the impact on the Group's ECL resulting from a 1 percentage point increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of the base case scenario. A more immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime probability of defaults.

	At 31 December 2024		At 31 December 2023	
	1pp increase in unemployment £m	1pp decrease in unemployment £m	1pp increase in unemployment £m	1pp decrease in unemployment £m
UK mortgages	4	(3)	33	(32)
Credit cards	40	(41)	38	(38)
Other Retail	18	(20)	19	(19)
Commercial Banking	70	(66)	87	(81)
ECL impact	**132**	**(130)**	**177**	**(170)**

The table below shows the impact on the Group's ECL in respect of UK mortgages of an increase or decrease in loss given default for a 10 percentage point increase or decrease in HPI. The increase or decrease is presented based on the adjustment phased evenly over the first 10 quarters of the base case scenario.

	At 31 December 2024		At 31 December 2023	
	10pp increase in HPI £m	10pp decrease in HPI £m	10pp increase in HPI £m	10pp decrease in HPI £m
ECL impact	(127)	182	(201)	305

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 20: Finance lease receivables

The Group's finance lease receivables are classified as loans and advances to customers and accounted for at amortised cost. These balances are analysed as follows:

	2024 £m	2023 £m
Not later than 1 year	6,160	5,903
Later than 1 year and not later than 2 years	5,215	4,817
Later than 2 years and not later than 3 years	4,268	4,579
Later than 3 years and not later than 4 years	2,846	3,051
Later than 4 years and not later than 5 years	502	618
Later than 5 years	294	354
Gross investment	**19,285**	**19,322**
Unearned future finance income	**(2,362)**	(2,175)
Rentals received in advance	**(16)**	(12)
Net investment	**16,907**	**17,135**

Equipment leased to customers under finance lease receivables relates to financing transactions to fund the purchase of aircraft, ships, motor vehicles and other items. There was an allowance for uncollectable finance lease receivables included in the allowance for impairment losses of £368 million (2023: £350 million).

The Group's finance lease assets are comprised as follows:

	2024 £m	2023 £m
Electric vehicles	996	1,336
Internal combustion engine vehicles	11,521	11,425
Self-charging hybrid vehicles	346	237
Plug-in hybrid vehicles	1,302	907
Other	2,742	3,230
Net investment	**16,907**	**17,135**

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 21: Goodwill and other intangible assets

	Goodwill £m	Brands £m	Purchased credit card relationships £m	Customer-related intangibles £m	Capitalised software enhancements £m	Total £m
Cost:[1]						
At 1 January 2023	814	584	1,002	50	7,591	10,041
Exchange and other adjustments	–	–	–	–	1	1
Additions	143	1	–	180	1,474	1,798
Disposals and write-offs	–	–	–	–	(292)	(292)
At 31 December 2023	957	585	1,002	230	8,774	11,548
Exchange and other adjustments	–	–	–	–	(5)	(5)
Additions	–	–	–	–	1,246	1,246
Disposals	–	–	–	–	(208)	(208)
At 31 December 2024	**957**	**585**	**1,002**	**230**	**9,807**	**12,581**
Accumulated amortisation:						
At 1 January 2023	344	204	692	50	3,627	4,917
Exchange and other adjustments	–	–	–	–	–	–
Charge for the year[2]	–	–	70	9	1,007	1,086
Disposals and write-offs	–	–	–	–	(292)	(292)
At 31 December 2023	344	204	762	59	4,342	5,711
Exchange and other adjustments	–	–	–	–	(11)	(11)
Charge for the year[2]	–	–	**70**	**10**	**1,197**	**1,277**
Disposals	–	–	–	–	(200)	(200)
At 31 December 2024	**344**	**204**	**832**	**69**	**5,328**	**6,777**
Balance sheet amount at 31 December 2024[3]	**613**	**381**	**170**	**161**	**4,479**	**5,804**
Balance sheet amount at 31 December 2023[3]	613	381	240	171	4,432	5,837

1 For acquisitions made prior to 1 January 2004, the date of transition to IFRS Accounting Standards, cost is included net of amounts amortised up to 31 December 2003.
2 The charge for the year is recognised in operating expenses (note 9).
3 Includes core deposit intangible of £nil, cost of £2,770 million and accumulated amortisation of £2,770 million.

Goodwill

The goodwill held in the Group's balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £613 million (2023: £613 million), £302 million, or 49 per cent (2023: £302 million, 49 per cent) has been allocated to the Credit card cash generating unit and £309 million, or 50 per cent (2023: £309 million, 50 per cent) has been allocated to the Motor business cash generating units, both in the Group's Retail division.

The recoverable amount of the goodwill relating to Credit cards has been based on a value-in-use calculation using post-tax cash flow projections based on financial budgets and plans approved by management covering a four-year period and a discount rate (post-tax) of 10.5 per cent, based on the Group's cost of equity. This is equivalent to a pre-tax rate of 14.0 per cent. The budgets and plans are based upon past experience adjusted to take into account anticipated changes in credit card volumes having regard to expected market conditions and competitor activity. The cash flows beyond the four-year period assume 3.5 per cent growth, which does not exceed the long-term average growth rates for the markets in which the Cards business participates. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of the goodwill relating to Credit cards to fall below the balance sheet carrying value.

The recoverable amount of the goodwill relating to the Motor business is based on a value-in-use calculation using post-tax cash flow projections based on financial budgets and plans approved by management covering a four-year period and a discount rate (post-tax) of 10.5 per cent, based on the Group's cost of equity. This is equivalent to a pre-tax rate of 14.0 per cent. The budgets and plans are based upon past experience adjusted to take into account anticipated changes in sales volumes having regard to expected market conditions and competitor activity. The cash flows beyond the four-year period are extrapolated using a growth rate of 3.5 per cent which does not exceed the long-term average growth rates for the markets in which the Motor business participates. Management believes that any reasonably possible change in the key assumptions, including from the impacts of climate change or climate-related legislation, would not cause the recoverable amount of the goodwill relating to the Motor business to fall below the balance sheet carrying value.

Other intangible assets

The brand arising from the acquisition of Bank of Scotland in 2009 is recognised on the Group's balance sheet and has been determined to have an indefinite useful life. The carrying value at 31 December 2024 was £380 million (2023: £380 million). The Bank of Scotland name has been in existence for over 300 years and there are no indications that the brand should not have an indefinite useful life. The recoverable amount has been based on a value-in-use calculation. The calculation uses post-tax projections for a four-year period of the income generated by the Bank of Scotland cash-generating unit, a discount rate of 10.5 per cent and a future growth rate of 3.5 per cent. Management believes that any reasonably possible change in the key assumptions would not cause the recoverable amount of the Bank of Scotland brand to fall below its balance sheet carrying value.

Notes to the consolidated financial statements continued
for the year ended 31 December

Note 22: Other assets

	2024 £m	2023 £m
Property, plant and equipment:		
Premises	1,085	903
Equipment	877	1,163
Operating lease assets (see below)	7,265	6,523
Right-of-use assets (note 23)	849	1,025
	10,076	9,614
Prepayments	1,478	1,338
Other assets[1]	1,511	986
Total other assets	**13,065**	**11,938**

1   Settlement balances and items in the course of collection from banks, previously presented separately, is now included within other assets.

Operating lease assets where the Group is lessor
Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. At 31 December the future minimum rentals receivable under non-cancellable operating leases were as follows:

	Within 1 year £m	1 to 2 years £m	2 to 3 years £m	3 to 4 years £m	4 to 5 years £m	Over 5 years £m	Total £m
At 31 December 2024	**1,577**	**956**	**821**	**365**	**85**	**6**	**3,810**
At 31 December 2023	1,336	857	680	309	70	4	3,256

Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. Operating lease assets are comprised as follows:

	2024 £m	2023 £m
Electric vehicles	3,894	3,259
Internal combustion engine vehicles	1,630	1,815
Self-charging hybrid vehicles	166	186
Plug-in hybrid vehicles	1,575	1,258
Other	–	5
Total operating lease assets	**7,265**	**6,523**

Note 23: Lessee disclosures
The table below sets out the movement in the Group's right-of-use assets, which are primarily in respect of premises, and are recognised within other assets (note 22).

	2024 £m	2023 £m
At 1 January	1,025	1,119
Exchange and other adjustments	1	6
Additions	128	135
Disposals	(113)	(32)
Depreciation charge for the year	(192)	(203)
At 31 December	**849**	**1,025**

The Group's lease liabilities are recognised within other liabilities (note 25). The maturity analysis of the Group's lease liabilities on an undiscounted basis is set out in the liquidity risk section.

The total cash outflow for leases in the year ended 31 December 2024 was £199 million (2023: £209 million). The amount recognised within interest expense in respect of lease liabilities is disclosed in note 5.

Note 24: Debt securities in issue

	2024			2023		
	At fair value through profit or loss £m	At amortised cost £m	Total £m	At fair value through profit or loss £m	At amortised cost £m	Total £m
Senior unsecured notes issued	4,608	22,902	27,510	5,232	22,642	27,874
Covered bonds	–	11,800	11,800	–	14,318	14,318
Certificates of deposit issued	–	597	597	–	3,096	3,096
Securitisation notes	22	5,185	5,207	23	4,211	4,234
Commercial paper	–	4,797	4,797	–	8,182	8,182
Total debt securities in issue	**4,630**	**45,281**	**49,911**	5,255	52,449	57,704

Covered bonds and securitisation programmes

At 31 December 2024, the covered bonds held by external parties and those held internally, were secured on certain loans and advances to customers amounting to £26,202 million (2023: £27,019 million) which have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of covered bonds by the Group. The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group's balance sheet.

The Group has two covered bond programmes, which have ring-fence asset pools and guarantee the covered bonds issued by the Group. At the reporting date the Group had over-collateralised these programmes to meet the terms of the programmes, to secure the rating of the covered bonds and to provide operational flexibility. From time to time, the obligations of the Group to provide collateral may increase due to the formal requirements of the programmes. The Group may also voluntarily contribute collateral to support the ratings of the covered bonds.

Covered bonds includes Pfandbriefe, which the Group issued for the first time in 2024.

The Group's securitisation vehicles issue notes that are held both externally and internally, and are secured on loans and advances to customers amounting to £27,284 million at 31 December 2024 (2023: £30,190 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. As the structured entities are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the structured entities are consolidated fully and all of these loans are retained on the Group's balance sheet.

Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships.

Cash deposits of £3,225 million (2023: £3,678 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations, are held by the Group. Additionally, the Group has certain contractual arrangements to provide liquidity facilities to some of these structured entities. At 31 December 2024 these obligations had not been triggered; the maximum exposure under these facilities was £4 million (2023: £4 million).

The Group recognises the full liabilities associated with its securitisation and covered bond programmes within debt securities in issue, although the obligations of the Group in respect of its securitisation issuances are limited to the cash flows generated from the underlying assets. The Group could be required to provide additional support to a number of the securitisation programmes to support the credit ratings of the debt securities issued, in the form of increased cash reserves and the holding of subordinated notes. Further, certain programmes contain contractual obligations that require the Group to repurchase assets should they become credit-impaired or as otherwise required by the transaction documents. The Group has not provided financial or other support by voluntarily offering to repurchase assets from any of its public securitisation programmes during 2024 (2023: none).

At 31 December 2024 £32,397 million (2023: £32,036 million) of debt securities in issue at amortised cost had a contractual residual maturity of greater than one year.

Note 25: Other liabilities

	2024 £m	2023 £m
Lease liabilities	1,219	1,589
Other creditors and accruals	5,992	4,671
Total other liabilities	**7,211**	6,260

The maturity analysis of the Group's lease liabilities on an undiscounted basis is set out in the liquidity risk section.

At 31 December 2024 £898 million (2023: £1,305 million) of lease liabilities had a contractual residual maturity of greater than one year.

Note 26: Provisions
Critical accounting judgements and key sources of estimation uncertainty

Critical judgement:	Determining whether a present obligation exists and whether it is more likely than not that an outflow of resources will be required to settle that obligation
Key sources of estimation uncertainty:	Populations impacted, level of remediation and response rates

Determining the amount of the provisions, which represent management's best estimate of the cost of settling these issues, requires the exercise of significant judgement and estimation. It will often be necessary to form a view on matters which are inherently uncertain, such as the scope of reviews required by regulators, and to estimate the number of future complaints, the extent to which they will be upheld, the average cost of redress and the impact of decisions reached by legal and other review processes that may be relevant to claims received. Consequently, the continued appropriateness of the underlying assumptions is reviewed on a regular basis against actual experience and other relevant evidence and adjustments made to the provisions where appropriate.

Note 26: Provisions continued

	Provisions for financial commitments and guarantees £m	Regulatory and legal provisions £m	Other £m	Total £m
At 1 January 2024	314	1,014	588	1,916
Exchange and other adjustments	(1)	–	(1)	(2)
Provisions applied	–	(378)	(475)	(853)
Charge for the year	(48)	880	305	1,137
At 31 December 2024	**265**	**1,516**	**417**	**2,198**

Provisions for financial commitments and guarantees
Provisions are recognised for expected credit losses on undrawn loan commitments and financial guarantees.

Regulatory and legal provisions
In the course of its business, the Group is engaged on a regular basis in discussions with UK and overseas regulators and other governmental authorities on a range of matters, including legal and regulatory reviews and, from time to time, enforcement investigations (including in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, consumer protection, investment advice, employment, business conduct, systems and controls, environmental, sustainability, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions). Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and/or regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group's business activities and/or fines. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers (including their appointed representatives), investors and other third parties and is subject to legal proceedings and other legal actions from time to time. Any events or circumstances disclosed could have a material adverse effect on the Group's financial position, operations or cash flows. Provisions are held where the Group can reliably estimate a probable outflow of economic resources. The ultimate liability of the Group may be significantly more, or less, than the amount of any provision recognised. If the Group is unable to determine a reliable estimate, a contingent liability is disclosed. The recognition of a provision does not amount to an admission of liability or wrongdoing on the part of the Group. During the year ended 31 December 2024 the Group charged a further £880 million in respect of legal actions and other regulatory matters and the unutilised balance at 31 December 2024 was £1,516 million (31 December 2023: £1,014 million). The most significant items are outlined below.

Motor commission review
The Group recognised a £450 million provision in 2023 for the potential impact of the FCA review into historical motor finance commission arrangements and sales announced in January 2024. In the fourth quarter of 2024, a further £700 million provision has been recognised in relation to motor finance commission arrangements, in light of the Court of Appeal (CoA) decisions handed down in their judgment in Wrench, Johnson and Hopcraft (WJH) in October 2024, which goes beyond the scope of the original FCA motor finance commissions review.

The CoA judgment in WJH, determined that motor dealers acting as credit brokers owe certain duties to disclose to their customers commission payable to them by lenders, and that lenders will be liable for dealers' non-disclosures. This sets a higher bar for the disclosure of and consent to the existence, nature, and quantum of any commission paid than had been understood to be required or applied across the motor finance industry prior to the decision. The Group's understanding of compliant disclosure was built on FCA and other regulatory guidance and previous legal authorities. These CoA decisions relate to commission disclosure and consent obligations which go beyond the scope of the current FCA motor finance commissions review. The Supreme Court granted the relevant lenders permission to appeal the WJH judgment and the substantive hearing is scheduled to be heard on 1 April to 3 April 2025.

Following the WJH decision, the FCA extended their temporary complaint handling rules in relation to discretionary commission arrangements (DCA) complaints to include non-DCA commission complaints until December 2025. The FCA has also announced that it intends to set out next steps in its review into DCAs in May 2025 and hopes to provide an update on motor finance non-DCA complaints at the same time, but its next steps in relation to both types of complaint will depend on the progress of the appeal to the Supreme Court of WJH and the timing and nature of any decision. In addition, there are a number of other relevant judicial proceedings which may influence the eventual outcome, including a judicial review (which is now subject to appeal) of a final decision by the Financial Ombudsman Service (FOS) against another lender that was heard in October 2024.

The Group continues to receive complaints as well as claims in the County Courts in respect of motor finance commissions. A large number of those claims have been stayed, as has a claim in the Competition Appeal Tribunal.

In establishing the provision estimate, the Group has created a number of scenarios to address uncertainties around a number of key assumptions. These include the potential outcomes of the Supreme Court appeal, any steps that the FCA may take and outcomes in relation to the extent of harm and remedies. Other key assumptions include applicable commission models, commission rates, time periods, response rates, uphold rates, levels of redress / interest applied and costs to deliver. The Group will continue to assess developments and potential impacts, including the outcome of the appeals, any announcement by the FCA of their next steps, and any action by other regulators or government bodies. Given that there is a significant level of uncertainty in terms of the eventual outcome, the ultimate financial impact could materially differ from the amount provided.

Note 26: Provisions continued

HBOS Reading – review

The Group continues to apply the recommendations from Sir Ross Cranston's review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The Foskett Panel's full scope and methodology was published on 7 July 2020. The Foskett Panel's stated objective is to consider cases via a non-legalistic and fair process and to make its decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.

In June 2022, the Foskett Panel announced an alternative option, in the form of a fixed sum award which could be accepted as an alternative to participation in the full re-review process, to support earlier resolution of claims for those deemed by the Foskett Panel to be victims of the fraud.

Virtually all of the population have now had decisions via the Fixed Sum Award process, with operational costs, redress and tax costs associated with the re-reviews recognised within the amount provided.

Notwithstanding the settled claims and the increase in outcomes which builds confidence in the full estimated cost, uncertainties remain and the final outcome could be different. There is no confirmed timeline for the completion of the re-review process nor the review by Dame Linda Dobbs. The Group remains committed to implementing the recommendations in full.

Payment protection insurance (PPI)

The Group continues to challenge PPI litigation cases, with mainly operational costs and legal fees associated with litigation activity recognised within regulatory and legal provisions.

Other

The Group carries provisions of £153 million (31 December 2023: £137 million) in respect of dilapidations, rent reviews and other property-related matters.

Provisions are also made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes committed to the expenditure; at 31 December 2024 provisions of £130 million (31 December 2023: £240 million) were held.

The Group carries provisions of £35 million (31 December 2023: £46 million) for indemnities and other matters relating to legacy business disposals in prior years. Whilst there remains significant uncertainty as to the timing of the utilisation of the provisions, the Group expects the majority of the remaining provisions to have been utilised by 31 December 2026.

Note 27: Subordinated liabilities

The movement in subordinated liabilities during the year was as follows:

	Preferred securities £m	Undated £m	Dated £m	Total £m
At 1 January 2023	–	146	6,447	6,593
Issued during the year[1]:				
5.25% Fixed Rate Reset Dated Subordinated Notes 2033 (500S$ million)	–	–	288	288
Fixed-to-Floating Rate Dated Subordinated Notes 2033 (A$750 million)	–	–	382	382
	–	–	670	670
Repurchases and redemptions during the year[1]:				
9.625% Subordinated Bonds 2023 (£300 million)	–	–	(92)	(92)
7.07% Subordinated Fixed Rate Notes 2023 (€175 million)	–	–	(155)	(155)
8.75% Perpetual Subordinated Bonds (£100 million)	–	(5)	–	(5)
7.375% Subordinated Undated Instruments (£150 million)	–	–	–	–
8% Undated Subordinated Step-up Notes 2023 (£200 million)	–	–	–	–
	–	(5)	(247)	(252)
Foreign exchange movements	–	–	(268)	(268)
Other movements (cash and non-cash)[2]	–	–	192	192
At 31 December 2023	–	141	6,794	6,935
Issued during the year[1]:				
Floating Rate Dated Subordinated Notes 2034 (A$500 million)	–	–	257	257
5.963% Fixed-to-Floating Rate Dated Subordinated Notes 2034 (A$250 million)	–	–	129	129
	–	–	386	386
Foreign exchange movements	–	–	(3)	(3)
Other movements (cash and non-cash)[2]	–	–	(107)	(107)
At 31 December 2024	**–**	**141**	**7,070**	**7,211**

1   Issuances in the year generated cash inflows of £386 million (2023: £670 million); the repurchases and redemptions resulted in cash outflows of £nil (2023: £251 million).

2   Other movements include hedge accounting movements and cash payments in respect of interest on subordinated liabilities in the year amounting to £366 million (2023: £335 million) offset by the interest expense in respect of subordinated liabilities of £430 million (2023: £395 million).

These securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities.

Note 27: Subordinated liabilities continued
Preference shares
The Bank has in issue one class of preference shares which are classified as liabilities under accounting standards.

	2024 Number of shares	2023 Number of shares	2022 Number of shares	2024 £m	2024 % of share capital	2023 £m	2023 % of share capital	2022 £m
6% Non-cumulative Redeemable Preference shares of GBP1.00	100	100	100	–	–	–	–	–

The rights and obligations attaching to these shares are set out in the Bank's articles of association, a copy of which can be obtained from Companies House or from the Lloyds Banking Group website (**www.lloydsbankinggroup.com/who-we-are/group-overview/corporate-governance.html**).

At 31 December 2024 £6,289 million (2023: £6,921 million) of subordinated liabilities had a contractual residual maturity of greater than one year.

Note 28: Share capital
Issued and fully paid ordinary share capital

Ordinary shares of £1 each[1]	2024 Number of shares	2023 Number of shares	2022 Number of shares	2024 £m	2023 £m	2022 £m
At 1 January and 31 December	1,574,285,752	1,574,285,752	1,574,285,752	1,574	1,574	1,574

1   Ordinary shares represent effectively 100 per cent of total share capital in issue as the issued preference shares represent below 0.01 per cent.

Ordinary shares
The holders of ordinary shares are entitled to receive the Bank's report and accounts, attend, speak and vote at general meetings and appoint proxies to exercise voting rights. Holders of ordinary shares may also receive a dividend (subject to the provisions of the Bank's articles of association) and in the event of a winding-up, may share in the assets of the Bank.

Issued and fully paid preference shares
The Bank has in issue one class of preference shares which are classified as liabilities under accounting standards and which are included in note 27.

Note 29: Other reserves

	2024 £m	2023 £m	2022 £m
Merger reserve[1]	6,348	6,348	6,348
Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	(249)	(322)	(393)
Cash flow hedging reserve	(3,568)	(3,554)	(5,168)
Foreign currency translation reserve	(142)	(77)	(44)
At 31 December	2,389	2,395	743

1   There has been no movements in this reserve in 2024, 2023 or 2022.

The merger reserve arose on the transfer of HBOS plc from the Bank's ultimate holding company in January 2010.

The revaluation reserves in respect of debt securities and equity shares held at fair value through other comprehensive income represent the cumulative after-tax unrealised change in the fair value of financial assets so classified since initial recognition; or in the case of financial assets obtained on acquisitions of businesses, since the date of acquisition.

The cash flow hedging reserve represents the cumulative after-tax gains and losses on effective cash flow hedging instruments that will be reclassified to the income statement in the periods in which the hedged item affects profit or loss.

The foreign currency translation reserve represents the cumulative after-tax gains and losses on the translation of foreign operations and exchange differences arising on financial instruments designated as hedges of the Group's net investment in foreign operations.

Note 29: Other reserves continued
Movements in other reserves were as follows:

Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	2024 £m	2023 £m	2022 £m
At 1 January	(322)	(393)	(362)
Change in fair value	(52)	(41)	(132)
Deferred tax	14	11	34
Current tax	1	1	8
	(37)	(29)	(90)
Income statement transfers in respect of disposals (note 8)	157	140	76
Deferred tax	(44)	(38)	(23)
	113	102	53
Impairment recognised in the income statement	(3)	(2)	6
At 31 December	**(249)**	**(322)**	**(393)**

Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	2024 £m	2023 £m	2022 £m
At 1 January	–	–	–
Change in fair value	–	–	–
Deferred tax	–	–	(1)
	–	–	(1)
Realised gains and losses transferred to retained profits	–	–	–
Deferred tax	–	–	1
	–	–	1
At 31 December	**–**	**–**	**–**

Cash flow hedging reserve	2024 £m	2023 £m	2022 £m
At 1 January	(3,554)	(5,168)	(451)
Change in fair value of hedging derivatives	(2,317)	725	(6,520)
Deferred tax	649	(207)	1,803
	(1,668)	518	(4,717)
Net income statement transfers	2,297	1,517	(1)
Deferred tax	(643)	(421)	1
	1,654	1,096	–
At 31 December	**(3,568)**	**(3,554)**	**(5,168)**

Foreign currency translation reserve	2024 £m	2023 £m	2022 £m
At 1 January	(77)	(44)	(135)
Currency translation differences arising in the year	(65)	(33)	91
At 31 December	**(142)**	**(77)**	**(44)**

Note 30: Retained profits

	2024 £m	2023 £m	2022 £m
At 1 January	30,786	31,792	28,836
Profit attributable to ordinary shareholders	3,101	4,858	4,528
Post-retirement defined benefit scheme remeasurements	(564)	(1,205)	(2,152)
Gains and losses attributable to own credit risk (net of tax)	(56)	(168)	364
Dividends paid (note 32)	(3,990)	(4,700)	–
Issue costs of other equity instruments (net of tax)	(6)	(5)	–
Capital contributions received	142	215	221
Return of capital contributions	(1)	(1)	(4)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	(1)
At 31 December	**29,412**	30,786	31,792

Note 31: Other equity instruments

	2024 £m	2023 £m	2022 £m
At 1 January	5,018	4,268	4,268
Issued in the year:			
$550 million Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	410	–	–
$1,000 million Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	764	–	–
£750 million Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	–	750	–
	1,174	750	–
Repurchases and redemptions during the year:			
£500 million Additional Tier 1 Perpetual Subordinated Permanent Write-Down Securities	(500)	–	–
Profit for the year attributable to other equity holders	363	334	241
Distributions on other equity instruments	(363)	(334)	(241)
At 31 December	**5,692**	5,018	4,268

The principal terms of the AT1 securities are described below:
- The securities rank behind the claims against the Bank of unsubordinated creditors on a winding-up
- The fixed rate reset securities bear a fixed rate of interest until the first call date. After the initial call date, in the event that they are not redeemed, the fixed rate reset AT1 securities will bear interest at rates fixed periodically in advance. The floating rate AT1 securities will be reset quarterly both prior to and following the first call date
- Interest on the securities will be due and payable only at the sole discretion of the Bank and the Bank may at any time elect to cancel any interest payment (or any part thereof) which would otherwise be payable on any interest payment date. There are also certain restrictions on the payment of interest as specified in the terms
- The securities are undated and are repayable, at the option of the Bank, in whole at the first call date, or at any interest payment date thereafter. In addition, the AT1 securities are repayable, at the option of the Bank, in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA
- The securities will be subject to a Permanent Write Down should the Common Equity Tier 1 ratio of the Bank fall below 7.0 per cent

Note 32: Dividends on ordinary shares
Dividends paid during the year were as follows:

During the year the Bank paid cumulative interim dividends of £3,990 million (2023: £4,700 million). The directors have not recommended a final dividend for the year ended 31 December 2024 (2023: £nil).

	2024 £m	2023 £m	2022 £m
Interim dividends	3,990	4,700	–

Note 33: Related party transactions

Key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group's key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its non-executive directors.

The table below details, on an aggregated basis, key management personnel compensation:

Compensation	2024 £m	2023 £m	2022 £m
Salaries and other short-term benefits	14	15	11
Share-based payments	18	15	14
Total compensation	**32**	30	25

The aggregate of the emoluments of the directors was £9.2 million (2023: £9.3 million; 2022: £9.2 million).

There were £nil aggregate contributions in respect of key management personnel to defined contribution pension schemes (2023: £nil; 2022: £nil).

The total for the highest paid director (Charlie Nunn) was £4,966,000 (2023: Charlie Nunn: £5,105,000; 2022: Charlie Nunn: £5,160,000); this did not include any gain on exercise of Lloyds Banking Group plc shares in any year.

Share options over Lloyds Banking Group plc shares	2024 million	2023 million	2022 million
At 1 January	–	–	–
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	–	–	–
Exercised/lapsed (includes entitlements of former key management personnel)	–	–	–
At 31 December	**–**	–	–

Share plans settled in Lloyds Banking Group plc shares	2024 million	2023 million	2022 million
At 1 January	55	72	74
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	69	27	29
Exercised/lapsed (includes entitlements of former key management personnel)	(10)	(44)	(31)
At 31 December	**114**	55	72

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

Loans	2024 £m	2023 £m	2022 £m
At 1 January	1	2	3
Advanced (includes loans to appointed key management personnel)	1	–	1
Repayments (includes loans to former key management personnel)	(1)	(1)	(2)
At 31 December	**1**	1	2

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 2.03 per cent and 32.40 per cent in 2024 (2023: 1.09 per cent and 32.40 per cent; 2022: 1.01 per cent and 30.15 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2023 and 2022: £nil).

Deposits	2024 £m	2023 £m	2022 £m
At 1 January	14	10	11
Placed (includes deposits of appointed key management personnel)	32	45	37
Withdrawn (includes deposits of former key management personnel)	(38)	(41)	(38)
At 31 December	**8**	14	10

Deposits placed by key management personnel attracted interest rates of up to 6.25 per cent (2023: 6.25 per cent; 2022: 5.0 per cent).

At 31 December 2024, the Group did not provide any guarantees in respect of key management personnel (2023 and 2022: none).

At 31 December 2024, transactions, arrangements and agreements entered into by the Group and its banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £29.0 thousand with five directors and one connected person (2023: £23.6 thousand with six directors and no connected persons; 2022: £2.1 thousand with three directors and no connected persons).

Note 33: Related party transactions continued

Balances and transactions with fellow Lloyds Banking Group undertakings

Balances and transactions between members of the Lloyds Bank Group

In accordance with IFRS 10 Consolidated Financial Statements, transactions and balances between the Bank and its subsidiary undertakings, and between those subsidiary undertakings, have all been eliminated on consolidation and thus are not reported as related party transactions of the Group.

Balances and transactions with Lloyds Banking Group plc and fellow subsidiaries of the Bank

The Bank and its subsidiaries have balances due to and from the Bank's parent company, Lloyds Banking Group plc and fellow subsidiaries of the Bank. These are included on the Group's balance sheet as follows:

	2024 £m	2023 £m
Assets, included within:		
Derivative financial instruments	807	1,137
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	560	840
Financial assets at fair value through profit or loss	–	1
	1,367	1,978
Liabilities, included within:		
Due to fellow Lloyds Banking Group undertakings	4,049	2,932
Derivative financial instruments	687	953
Debt securities in issue at amortised cost	19,198	18,131
Subordinated liabilities	7,336	6,919
	31,270	28,935

These balances include Lloyds Banking Group plc's banking arrangements and, due to the size and volume of transactions passing through these accounts, it is neither practical nor meaningful to disclose information on gross inflows and outflows. During 2024 the Group earned £18 million interest income on the above asset balances (2023: £9 million; 2022: £11 million) and the Group incurred £1,353 million interest expense on the above liability balances (2023: £1,010 million; 2022: £666 million).

Details of intercompany recharges recognised within other operating income are given in note 8 and details of contingent liabilities and commitments entered into on behalf of fellow Lloyds Banking Group undertakings are given in note 34.

During the year, the Group recognised fee and commission expense of £310 million due to the impact of changes to commission arrangements with Scottish Widows.

Other related party transactions

Pension funds

The Group provides banking services to certain of its pension funds. At 31 December 2024, customer deposits of £113 million (2023: £133 million) related to the Group's pension funds.

Joint ventures and associates

At 31 December 2024 there were loans and advances to customers of £23 million (2023: £47 million) outstanding and balances within customer deposits of £12 million (2023: £6 million) relating to joint ventures and associates.

During the year the Group paid fees of £4 million (2023: £4 million) to the Lloyds Banking Group's Schroders Personal Wealth joint venture.

Note 34: Contingent liabilities, commitments and guarantees

Contingent liabilities, commitments and guarantees arising from the banking business

At 31 December 2024 contingent liabilities, such as performance bonds and letters of credit, arising from the banking business were £2,523 million (31 December 2023: £2,755 million).

The contingent liabilities of the Group arise in the normal course of its banking business and it is not practicable to quantify their future financial effect. Total commitments and guarantees were £128,947 million (31 December 2023: £122,733 million), of which in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £59,143 million (31 December 2023: £53,722 million) was irrevocable.

Capital commitments

Capital expenditure contracted but not provided for at 31 December 2024 amounted to £640 million (2023: £1,240 million) and related to assets to be leased to customers under operating leases. The Group's management is confident that future net revenues and funding will be sufficient to cover these commitments.

Note 34: Contingent liabilities, commitments and guarantees continued

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Lloyds Banking Group is not a party in the ongoing or threatened litigation which involves the card schemes Visa and Mastercard or any settlements of such litigation. However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:

- Litigation brought by or on behalf of retailers against both Visa and Mastercard in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard's MIFs breached competition law (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal's finding in 2018 that certain historic interchange arrangements of Mastercard and Visa infringed competition law)
- Litigation brought on behalf of UK consumers in the English Courts against Mastercard

Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Lloyds Banking Group) and Visa Inc, as part of Visa Inc's acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Lloyds Banking Group may be subject and this cap is set at the cash consideration received by the Lloyds Banking Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Lloyds Banking Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. A release assessment is carried out by Visa on certain anniversaries of the sale (in line with the Visa Europe sale documentation) and as a result, some Visa preference shares may be converted into Visa Inc Class A common stock from time to time. Any such release and any subsequent sale of Visa common stock does not impact the contingent liability.

LIBOR and other trading rates

Certain Lloyds Banking Group companies, together with other panel banks, have been named as defendants in ongoing private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US dollar, Japanese yen and Sterling London Interbank Offered Rate.

Certain Lloyds Banking Group companies are also named as defendants in (i) UK-based claims, and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of claims against the Lloyds Banking Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Lloyds Banking Group of any private lawsuits or ongoing related challenges to the interpretation or validity of any of the Lloyds Banking Group's contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.

Tax authorities

The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2020, HMRC concluded its enquiry into the matter and issued a closure notice denying the group relief claim. The Group appealed to the First Tier Tax Tribunal. The hearing took place in May 2023. In January 2025, the First Tier Tribunal concluded in favour of HMRC. The Group believes it has applied the rules correctly and that the claim for group relief is correct. Having reviewed the Tribunal's conclusions and having taken appropriate advice, the Group intends to appeal the decision and does not consider this to be a case where an additional tax liability will ultimately fall due. If the final determination of the matter by the judicial process is that HMRC's position is correct, management believes that this would result in an increase in current tax liabilities of approximately £850 million (including interest) and a reduction in the Group's deferred tax asset of approximately £275 million. Following the First Tier Tax Tribunal outcome, the tax will be paid and recognised as a current tax asset, given the Group's view that the tax liability will not ultimately fall due. It is unlikely that any appeal hearing will be held before 2026, and final conclusion of the judicial process may not be for several years.

There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc and the tax treatment of costs relating to HBOS Reading), none of which is expected to have a material impact on the financial position of the Group.

Arena and Sentinel litigation claims

The Group is facing claims alleging breach of duty and/or mandate in the context of an underlying external fraud matter involving Arena Television. The Group is defending the claims, which are at an early stage. As such, it is not practicable to estimate the final outcome of the matter and its financial impact (if any) to the Group.

FCA investigation into the Group's anti-money laundering control framework

As previously disclosed, the FCA had opened an investigation into the Group's compliance with domestic UK money laundering regulations and the FCA's rules and Principles for Businesses, with a focus on aspects of its anti-money laundering control framework. This investigation has now been closed by the FCA without any enforcement action taken.

Other legal actions and regulatory matters

In addition, in the course of its business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers (including their appointed representatives), investors or other third parties, as well as legal and regulatory reviews, enquiries and examinations, requests for information, audits, challenges, investigations and enforcement actions, which could relate to a number of issues. This includes matters in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, employment, consumer protection, investment advice, business conduct, systems and controls, environmental, sustainability, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions, some of which may be beyond the Group's control, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. The Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 26.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 35: Structured entities

The Group's interests in structured entities are both consolidated and unconsolidated. Details of the Group's interests in consolidated structured entities are set out in note 24 for securitisations and covered bond vehicles, note 11 for structured entities associated with the Group's pension schemes, and below. Details of the Group's interests in unconsolidated structured entities are also included below.

Asset-backed conduits

In addition to the structured entities discussed in note 24, which are used for securitisation and covered bond programmes, the Group sponsors an active asset-backed conduit, Cancara, which invests in client receivables and debt securities. The total consolidated exposure of Cancara at 31 December 2024 was £2,272 million (2023: £2,808 million), comprising £1,155 million of loans and advances (2023: £1,521 million), £559 million of debt securities (2023: £698 million) and £558 million of financial assets at fair value through profit or loss (2023: £589 million).

All lending assets and debt securities held by the Group in Cancara are restricted in use, as they are held by the collateral agent for the benefit of the commercial paper investors and the liquidity providers only. The Group provides liquidity facilities to Cancara under terms that are usual and customary for standard lending activities in the normal course of the Group's banking activities. During 2024 there have continued to be planned drawdowns on certain liquidity facilities for balance sheet management purposes, supporting the programme to provide funding alongside the proceeds of the asset-backed commercial paper issuance. The Group could be asked to provide support under the contractual terms of these arrangements including, for example, if Cancara experienced a shortfall in external funding, which may occur in the event of market disruption. The external assets in Cancara are consolidated in the Group's financial statements.

Unconsolidated structured entities

The Group considers itself the sponsor of a structured entity where it is primarily involved in the design and establishment of the structured entity and further where the Group transfers assets to the structured entity, markets products associated with the structured entity in its own name and/or provides guarantees regarding the structured entity's performance.

The following table describes the types of structured entities that the Group does not consolidate but in which it holds an interest.

Type of entity	Nature and purpose of structured entities	Interest held by the Group	Total assets of structured entities 2024 £bn	2023 £bn
Securitisation vehicles	These vehicles issue asset-backed notes to investors and facilitate the management of the Group's balance sheet.	• Interest in notes issued by the vehicles • Fees for loan servicing	5	5

The following table sets out an analysis of the carrying amount of interest held by the Group in the unconsolidated structured entities. The maximum exposure to loss is the carrying amounts of the assets held.

Carrying amount	Recognised within;	2024 £m	2023 £m
Notes held in securitisation vehicles	Financial assets at fair value through profit or loss; and Financial assets at amortised cost	2,311	4,016

During the year the Group has not provided any non-contractual financial or other support to these entities and has no current intention of providing any non-contractual financial or other support in the future.

The carrying amount of assets transferred to securitisation vehicles at the time of transfer was £2,004 million (2023: £5,481 million) and the Group recognised a gain of £11 million on transfer (2023: gain of £31 million).

Continuing involvement in financial assets that have been derecognised

The Group has derecognised financial assets in their entirety following transactions with securitisation vehicles, as noted above. The continuing involvement largely arises from funding provided to the vehicles through the purchase of issued notes. The majority of these notes are recognised as debt securities held at amortised cost, with the remaining notes held by the Group recognised at fair value through profit or loss. The carrying amount of these interests and the maximum exposure to loss is included in the table above. At 31 December 2024 the fair value of the retained notes was £2,310 million (2023: £4,032million). The income from the Group's interest in these structures for the year ended 31 December 2024 was £218 million and cumulatively for the lifetime was £341 million.

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 36: Transfers of financial assets

Transferred financial assets derecognised in their entirety with ongoing exposure

Through asset securitisations, the Group has transferred financial assets which were derecognised in their entirety, with some continuing involvement. Further details are available in note 35.

Transferred financial assets that continue to be recognised

Details of transferred financial assets that continue to be recognised in full are as follows.

The Group enters into repurchase and securities lending transactions in the normal course of business that do not result in derecognition of the financial assets as substantially all of the risks and rewards, including credit, interest rate, prepayment and other price risks are retained by the Group. In all cases, the transferee has the right to sell or repledge the assets concerned.

As set out in note 24, included within financial assets measured at amortised cost are loans transferred under the Group's securitisation and covered bond programmes. As the Group retains all or a majority of the risks and rewards associated with these loans, including credit, interest rate, prepayment and liquidity risk, they remain on the Group's balance sheet. Assets transferred into the Group's securitisation and covered bond programmes are not available to be used by the Group while the assets are within the programmes. However, the Group retains the right to remove loans from the covered bond programmes where they are in excess of the programme's requirements. In addition, where the Group has retained some of the notes issued by securitisation and covered bond programmes, the Group has the ability to sell or pledge these retained notes.

In 2024, the Group securitised a portfolio of £1.25 billion of finance lease receivables. This transaction resulted in a partial derecognition of the leases, as the Group neither retained nor transferred substantially all risks and rewards. As of 31 December 2024, the Group continues to recognise £798 million of these lease receivables with a gross up of the same amount in finance lease receivables and other liabilities for the continuing involvement asset and liability required to be recognised under IFRS 9.

The table below sets out the carrying values of the transferred assets and the associated liabilities. For repurchase and securities lending transactions, the associated liabilities represent the Group's obligation to repurchase the transferred assets. For securitisation programmes, the associated liabilities represent the external notes in issue (note 24). The liabilities shown in the table below have recourse to the transferred assets.

	2024 Assets £m	2024 Liabilities £m	2023 Assets £m	2023 Liabilities £m
Repurchase and securities lending transactions				
Debt securities held at amortised cost	1,420	–	1,401	–
Financial assets at fair value through other comprehensive income	10,272	3,543	9,583	4,906
Securitisation programmes				
Financial assets at amortised cost:				
Loans and advances to customers[1]	27,284	5,207	30,190	4,234

1 The carrying value of associated liabilities excludes securitisation notes held by the Group of £16,752 million (31 December 2023: £19,617 million).

Notes to the consolidated financial statements continued

for the year ended 31 December

Note 37: Financial risk management

Financial instruments are fundamental to the Group's activities and the associated risks represent a significant component of the overall risks faced by the Group.

The primary risks affecting the Group through its use of financial instruments are: market risk, credit risk, liquidity risk and capital risk.

Market risk

The Group's risk management policy is to optimise reward while managing its market risk exposures within the risk appetite defined by the Lloyds Banking Group Board. The Group's largest residual interest rate risk exposure arises from balances that are deemed to be insensitive to changes in market rates (including current accounts, a portion of variable rate deposits and investable equity). The risk is managed through the Group's structural hedge which consists of longer-term fixed rate assets and interest rate swaps. The notional balance and duration of the structural hedge is reviewed regularly by the Lloyds Banking Group Asset and Liability Committee. More information is set out on **page 57.**

Credit risk

The Group's credit risk exposure arises in respect of the instruments below and predominantly in the United Kingdom. Credit risk appetite is set at Board level and is described and reported through a suite of metrics devised from a combination of accounting and credit portfolio performance measures, which include the use of various credit risk rating systems as inputs and assess credit risk at a counterparty level using three components: (i) the probability of default by the counterparty on its contractual obligations; (ii) the current exposures to the counterparty and their likely future development, from which the Group derives the exposure at default; and (iii) the likely loss ratio on the defaulted obligations, the loss given default. The Group uses a range of approaches to mitigate credit risk, including internal control policies, obtaining collateral, using master netting agreements and other credit risk transfers, such as asset sales and credit derivatives based transactions. More information is set out on **page 30**.

Liquidity risk

Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost. Liquidity risk is managed through a series of measures, tests and reports that are primarily based on contractual maturity. The Group carries out monthly stress testing of its liquidity position against a range of scenarios, including those prescribed by the PRA. The Group's liquidity risk appetite is also calibrated against a number of stressed liquidity metrics. More information is set out on **page 51**. The Group's assets and liabilities may be repaid or otherwise mature earlier or later than implied by their contractual terms.

Capital risk

Capital is actively managed on an ongoing basis for both the Group and its regulated banking subsidiaries, with associated capital policies and procedures subjected to regular review. The Group assesses both its regulatory capital requirements and the quantity and quality of capital resources it holds to meet those requirements in accordance with the relevant provisions of the Capital Requirements Directive (CRD V) and Capital Requirements Regulation (UK CRR). This is supplemented through additional regulation set out under the PRA Rulebook and through associated statements of policy, supervisory statements and other regulatory guidance. Regulatory capital ratios are considered a key part of the budgeting and planning processes. Target capital levels take account of current and future regulatory requirements, capacity for growth and to cover uncertainties. At 31 December 2024, the Group's common equity tier 1 capital was £25,610 million (31 December 2023: £26,220 million).

Note 38: Cash flow statement

(A) Change in operating assets

	2024 £m	2023 £m	2022 £m
Change in amounts due from fellow Lloyds Banking Group undertakings	280	(24)	(77)
Change in other financial assets held at amortised cost	(19,683)	9,394	(167)
Change in financial assets at fair value through profit or loss	(459)	(491)	427
Change in derivative financial instruments	(3,182)	279	(2,877)
Change in other operating assets	1,048	(235)	(206)
Change in operating assets	**(21,996)**	**8,923**	**(2,900)**

(B) Change in operating liabilities

	2024 £m	2023 £m	2022 £m
Change in deposits from banks	(413)	(1,101)	1,295
Change in customer deposits	9,841	(4,219)	(3,201)
Change in repurchase agreements	58	(10,888)	18,484
Change in amounts due to fellow Lloyds Banking Group undertakings	(298)	(408)	(603)
Change in financial liabilities at fair value through profit or loss	(703)	(138)	(859)
Change in derivative financial instruments	1,480	(1,584)	1,248
Change in debt securities in issue at amortised cost	(7,160)	3,393	332
Change in other operating liabilities[1]	1,665	(380)	198
Change in operating liabilities	**4,470**	**(15,325)**	**16,894**

1   Includes a decrease of £370 million (2023: increase of £329 million; 2022: decrease of £150 million) in respect of lease liabilities.

Note 38: Cash flow statement continued

(C) Non-cash and other items

	2024 £m	2023 £m	2022 £m
Interest expense on subordinated liabilities	430	399	377
Revaluation of investment properties	–	1	–
Net (credit) charge in respect of defined benefit schemes	(11)	(79)	125
Depreciation and amortisation	3,371	2,851	2,348
Regulatory and legal provisions	880	661	225
Other provision movements	(170)	7	(134)
Allowance for loan losses	507	335	1,335
Write-off of allowance for loan losses, net of recoveries	(1,028)	(1,113)	(759)
Impairment (credit) charge relating to undrawn balances	(48)	10	111
Impairment (credit) charge on financial assets at fair value through other comprehensive income	(3)	(2)	6
Foreign exchange impact on balance sheet[1]	92	273	30
Other non-cash items	2,584	3,182	(673)
Total non-cash items	**6,604**	**6,525**	**2,991**
Contributions to defined benefit schemes	(175)	(1,345)	(2,533)
Payments in respect of regulatory and legal provisions	(378)	(362)	(587)
Total other items	**(553)**	**(1,707)**	**(3,120)**
Non-cash and other items	**6,051**	**4,818**	**(129)**

1   When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.

(D) Acquisition of Group undertakings and businesses

	2024 £m	2023 £m	2022 £m
Net assets acquired:			
Cash and cash equivalents	–	38	–
Intangible assets	–	182	–
Other assets	–	672	–
Deferred tax	–	(58)	–
Other liabilities	–	(646)	–
Goodwill arising on acquisition	–	143	–
Cash consideration	**–**	**331**	**–**
Less cash and cash equivalents acquired	–	(38)	–
Net cash outflow arising from acquisitions of subsidiaries and businesses	**–**	**293**	**–**

(E) Analysis of cash and cash equivalents as shown in the balance sheet

	2024 £m	2023 £m	2022 £m
Cash and balances at central banks	42,396	57,909	72,005
Less mandatory reserve deposits[1]	(21)	(1,740)	(1,935)
	42,375	56,169	70,070
Loans and advances to banks and reverse repurchase agreements	13,278	15,186	11,913
Less amounts with a maturity of three months or more	(5,941)	(4,817)	(6,782)
	7,337	10,369	5,131
Total cash and cash equivalents	**49,712**	**66,538**	**75,201**

1   Mandatory reserve deposits are held with local central banks in accordance with statutory requirements. Where these deposits are not held in demand accounts and are not available to finance the Group's day-to-day operations they are excluded from cash and cash equivalents.

Bank balance sheet

at 31 December

	Note	2024 £m	2023 £m
Assets			
Cash and balances at central banks		**36,838**	52,268
Financial assets at fair value through profit or loss	6	**6,746**	6,255
Derivative financial instruments	7	**7,217**	7,049
Loans and advances to banks		**6,195**	8,512
Loans and advances to customers	8	**105,148**	106,497
Reverse repurchase agreements		**44,143**	32,751
Debt securities		**9,945**	10,144
Due from fellow Lloyds Banking Group undertakings		**139,380**	124,627
Financial assets at amortised cost		**304,811**	282,531
Financial assets at fair value through other comprehensive income	6	**30,116**	27,156
Intangible assets	10	**4,177**	4,150
Current tax recoverable		**2**	12
Deferred tax assets	4	**3,139**	3,001
Investment in subsidiary undertakings	11	**31,664**	31,591
Retirement benefit assets	3	**1,827**	2,118
Other assets	12	**3,715**	3,310
Total assets		**430,252**	419,441
Liabilities			
Deposits from banks		**2,965**	3,380
Customer deposits		**273,511**	266,907
Repurchase agreements at amortised cost		**15,593**	7,305
Due to fellow Lloyds Banking Group undertakings		**21,204**	20,400
Financial liabilities at fair value through profit or loss	6	**9,653**	10,474
Derivative financial instruments	7	**9,376**	7,614
Debt securities in issue at amortised cost	14	**34,169**	41,365
Other liabilities	15	**3,732**	3,317
Retirement benefit obligations	3	**48**	54
Current tax liabilities		**891**	–
Provisions	16	**736**	838
Subordinated liabilities	17	**6,686**	6,421
Total liabilities		**378,564**	368,075
Equity			
Share capital	18	**1,574**	1,574
Share premium account		**600**	600
Other reserves	19	**(1,799)**	(1,106)
Retained profits[1]	20	**45,621**	45,280
Shareholders' equity		**45,996**	46,348
Other equity instruments	18	**5,692**	5,018
Total equity		**51,688**	51,366
Total equity and liabilities		**430,252**	419,441

1 The Bank recorded a profit after tax for the year of £4,897 million (2023: £4,660 million).

No income statement or statement of comprehensive income has been shown for the Bank, as permitted by section 408 of the Companies Act 2006.

The accompanying notes are an integral part of the Bank financial statements.

The directors approved the Bank financial statements on 27 February 2025.

Sir Robin Budenberg
Chair

Charlie Nunn
Group Chief Executive

William Chalmers
Chief Financial Officer

Bank statement of changes in equity

for the year ended 31 December

	Attributable to ordinary shareholders				Other equity instruments £m	Total £m
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m		
At 1 January 2024	2,174	(1,106)	45,280	46,348	5,018	51,366
Comprehensive income						
Profit for the year	–	–	4,534	4,534	363	4,897
Other comprehensive income						
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(282)	(282)	–	(282)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:						
Debt securities	–	(39)	–	(39)	–	(39)
Gains and losses attributable to own credit risk, net of tax	–	–	(56)	(56)	–	(56)
Movements in cash flow hedging reserve, net of tax	–	(653)	–	(653)	–	(653)
Movements in foreign currency translation reserve, net of tax	–	(1)	–	(1)	–	(1)
Total other comprehensive loss	–	(693)	(338)	(1,031)	–	(1,031)
Total comprehensive (loss) income[1,2]	–	(693)	4,196	3,503	363	3,866
Transactions with owners						
Dividends	–	–	(3,990)	(3,990)	–	(3,990)
Distributions on other equity instruments	–	–	–	–	(363)	(363)
Issue of other equity instruments	–	–	(6)	(6)	1,174	1,168
Redemptions of other equity instruments	–	–	–	–	(500)	(500)
Capital contributions received	–	–	142	142	–	142
Return of capital contributions	–	–	(1)	(1)	–	(1)
Total transactions with owners	–	–	(3,855)	(3,855)	311	(3,544)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–
At 31 December 2024	2,174	(1,799)	45,621	45,996	5,692	51,688

1   No income statement or statement of comprehensive income has been shown for the Bank, as permitted by section 408 of the Companies Act 2006.
2   Total comprehensive income attributable to owners of the parent was £3,866 million (2023: £4,428 million; 2022: £90 million).

The accompanying notes are an integral part of the Bank financial statements.

Bank statement of changes in equity continued

for the year ended 31 December

	Attributable to ordinary shareholders				Other equity instruments £m	Total £m
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m		
At 1 January 2022	2,174	824	43,681	46,679	4,268	50,947
Comprehensive income						
Profit for the year	–	–	3,276	3,276	241	3,517
Other comprehensive income						
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(1,232)	(1,232)	–	(1,232)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:						
Debt securities	–	(109)	–	(109)	–	(109)
Equity shares	–	(1)	–	(1)	–	(1)
Gains and losses attributable to own credit risk, net of tax	–	–	364	364	–	364
Movements in cash flow hedging reserve, net of tax	–	(2,452)	–	(2,452)	–	(2,452)
Movements in foreign currency translation reserve, net of tax	–	3	–	3	–	3
Total other comprehensive income	–	(2,559)	(868)	(3,427)	–	(3,427)
Total comprehensive (loss) income[1]	–	(2,559)	2,408	(151)	241	90
Transactions with owners						
Distributions on other equity instruments	–	–	–	–	(241)	(241)
Capital contributions received	–	–	221	221	–	221
Return of capital contributions	–	–	(4)	(4)	–	(4)
Total transactions with owners	–	–	217	217	(241)	(24)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	1	(1)	–	–	–
At 31 December 2022	2,174	(1,734)	46,305	46,745	4,268	51,013
Comprehensive income						
Profit for the year	–	–	4,326	4,326	334	4,660
Other comprehensive income						
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(692)	(692)	–	(692)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:						
Debt securities	–	(120)	–	(120)	–	(120)
Gains and losses attributable to own credit risk, net of tax	–	–	(168)	(168)	–	(168)
Movements in cash flow hedging reserve, net of tax	–	751	–	751	–	751
Movements in foreign currency translation reserve, net of tax	–	(3)	–	(3)	–	(3)
Total other comprehensive income	–	628	(860)	(232)	–	(232)
Total comprehensive (loss) income[1]	–	628	3,466	4,094	334	4,428
Transactions with owners						
Dividends	–	–	(4,700)	(4,700)	–	(4,700)
Distributions on other equity instruments	–	–	–	–	(334)	(334)
Issue of other equity instruments	–	–	(5)	(5)	750	745
Capital contributions received	–	–	215	215	–	215
Return of capital contributions	–	–	(1)	(1)	–	(1)
Total transactions with owners	–	–	(4,491)	(4,491)	416	(4,075)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–
At 31 December 2023	2,174	(1,106)	45,280	46,348	5,018	51,366

1   No income statement or statement of comprehensive income has been shown for the Bank, as permitted by section 408 of the Companies Act 2006.

The accompanying notes are an integral part of the Bank financial statements.

Bank cash flow statement

for the year ended 31 December

	Note	2024 £m	2023 £m	2022 £m
Cash flows (used in) provided by operating activities				
Profit before tax		**6,168**	6,329	4,107
Adjustments for:				
Change in operating assets	25 (A)	**(27,510)**	8,782	(5,368)
Change in operating liabilities	25 (B)	**7,961**	(15,938)	22,262
Non-cash and other items	25 (C)	**1,576**	2,422	(2,817)
Tax paid		**(98)**	(728)	(243)
Net cash (used in) provided by operating activities		**(11,903)**	867	17,941
Cash flows (used in) provided by investing activities				
Purchase of financial assets		**(10,449)**	(10,293)	(9,563)
Proceeds from sale and maturity of financial assets		**7,050**	5,286	10,641
Purchase of fixed assets[1]		**(284)**	(350)	(339)
Purchase of other intangible assets[1]		**(1,137)**	(1,381)	(1,335)
Proceeds from sale of fixed assets		**27**	11	3
Additional capital injections to subsidiaries		**(1,250)**	(350)	(600)
Dividends received from subsidiaries		**1,075**	122	1,850
Distributions on other equity instruments received		**210**	191	125
Capital repayments and redemptions		**1,200**	–	32
Disposal of businesses, net of cash disposed		**–**	–	5
Net cash (used in) provided by investing activities		**(3,558)**	(6,764)	819
Cash flows used in financing activities				
Dividends paid to ordinary shareholders		**(3,990)**	(4,700)	–
Distributions on other equity instruments		**(363)**	(334)	(241)
Return of capital contributions		**(1)**	(1)	(4)
Interest paid on subordinated liabilities		**(332)**	(285)	(290)
Proceeds from issue of subordinated liabilities		**386**	670	837
Proceeds from issue of other equity instruments		**1,168**	745	–
Repayment of subordinated liabilities		**–**	(92)	(2,156)
Repurchases and redemptions of other equity instruments		**(500)**	–	–
Borrowings from parent company		**2,895**	1,942	1,852
Repayments of borrowings to parent company		**(1,280)**	(931)	–
Interest paid on borrowings from parent company		**(200)**	(210)	(200)
Net cash used in financing activities		**(2,217)**	(3,196)	(202)
Effects of exchange rate changes on cash and cash equivalents		**–**	–	1
Change in cash and cash equivalents		**(17,678)**	(9,093)	18,559
Cash and cash equivalents at beginning of year		**61,696**	70,789	52,230
Cash and cash equivalents at end of year	25 (D)	**44,018**	61,696	70,789

1   Previously presented in aggregate.

The accompanying notes are an integral part of the Bank financial statements.

Notes to the Bank financial statements continued

for the year ended 31 December

Note 1: Basis of preparation and accounting policies

The financial statements of Lloyds Bank plc have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006. The financial statements have also been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB).

The financial information has been prepared under the historical cost convention, as modified by the revaluation of financial assets measured at fair value through other comprehensive income, certain financial assets and liabilities at fair value through profit or loss and all derivative contracts. The accounting policies of the Bank are the same as those of the Group which are set out in note 2 to the consolidated financial statements. Investments in subsidiaries are carried at historical cost, less any provisions for impairment. Fees payable to the Bank's auditors by the Group are set out in note 12 to the consolidated financial statements.

Note 2: Critical accounting judgements and key sources of estimation uncertainty

The preparation of the Bank's financial statements in accordance with IFRS Accounting Standards requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In preparing the financial statements, the Bank has considered the impact of climate-related risks on its financial position and performance. While the effects of climate change represent a source of uncertainty, the Bank does not consider there to be a material impact on its judgements and estimates from the physical, transition and other climate-related risks in the short term.

The significant judgements, apart from those involving estimation, made by management in applying the Bank's accounting policies in these financial statements (critical judgements) and the key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year (key sources of estimation uncertainty), which together are considered critical to the Bank's results and financial position, are as follows:
- Retirement benefit obligations (note 3)
- Fair value of financial instruments (note 16 to the consolidated financial statements)
- Allowance for expected credit losses (note 19 to the consolidated financial statements)
- Regulatory and legal provisions (note 26 to the consolidated financial statements)

Note 3: Retirement benefit obligations

	2024 £m	2023 £m
Amounts recognised in the balance sheet		
Retirement benefit assets	**1,827**	2,118
Retirement benefit obligations	**(48)**	(54)
Total amounts recognised in the balance sheet	1,779	2,064

The total amounts recognised in the balance sheet relate to:

	2024 £m	2023 £m
Defined benefit pension schemes	**1,801**	2,089
Other retirement benefit schemes	**(22)**	(25)
Total amounts recognised in the balance sheet	1,779	2,064

Pension schemes

Defined benefit schemes

(i)   Characteristics of and risks associated with the Bank's schemes

Note 11 to the consolidated financial statements outlines the characteristics of and risks associated with the Group's and the Bank's defined benefit pension schemes; the two significant schemes for the Bank are the Lloyds Bank Pension Scheme No. 1 and the Lloyds Bank Pension Scheme No. 2.

(ii)   Amounts in the financial statements

	2024 £m	2023 £m
Amount included in the balance sheet		
Present value of funded obligations	**(17,066)**	(19,033)
Fair value of scheme assets	**18,867**	21,122
Net amount recognised in the balance sheet	**1,801**	2,089

Note 3: Retirement benefit obligations continued

	2024 £m	2023 £m
Net amount recognised in the balance sheet		
At 1 January	2,089	2,046
Net defined benefit pension credit	22	53
Actuarial gains (losses) on defined benefit obligation	1,788	(681)
Return on plan assets	(2,182)	(272)
Employer contributions	85	944
Exchange and other adjustments	(1)	(1)
At 31 December	**1,801**	2,089

	2024 £m	2023 £m
Movements in the defined benefit obligation		
At 1 January	(19,033)	(18,485)
Current service cost	(41)	(41)
Interest expense	(872)	(889)
Remeasurements:		
Actuarial gains – demographic assumptions	69	86
Actuarial gains (losses) – experience	105	(560)
Actuarial gains (losses) – financial assumptions	1,614	(207)
Benefits paid	1,110	1,058
Past service cost	(15)	(1)
Exchange and other adjustments	(3)	6
At 31 December	**(17,066)**	(19,033)

	2024 £m	2023 £m
Analysis of the defined benefit obligation		
Active members	(1,305)	(1,563)
Deferred members	(4,073)	(4,981)
Dependants	(1,002)	(1,116)
Pensioners	(10,686)	(11,373)
At 31 December	**(17,066)**	(19,033)

	2024 £m	2023 £m
Changes in the fair value of scheme assets		
At 1 January	21,122	20,531
Return on plan assets excluding amounts included in interest income	(2,182)	(272)
Interest income	971	1,006
Employer contributions	85	944
Benefits paid	(1,110)	(1,058)
Administrative costs paid	(21)	(22)
Exchange and other adjustments	2	(7)
At 31 December	**18,867**	21,122

Note 3: Retirement benefit obligations continued

(iii) Composition of scheme assets

	2024			2023		
	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m
Debt instruments[1]:						
Fixed interest government bonds	4,044	–	4,044	3,283	–	3,283
Index-linked government bonds	8,714	–	8,714	8,775	–	8,775
Corporate and other debt securities	4,566	–	4,566	4,531	–	4,531
	17,324	–	17,324	16,589	–	16,589
Pooled investment vehicles	317	4,830	5,147	292	5,591	5,883
Equity instruments	18	43	61	19	41	60
Money market instruments, cash, derivatives and other assets and liabilities	(276)	(3,389)	(3,665)	19	(1,429)	(1,410)
At 31 December	17,383	1,484	18,867	16,919	4,203	21,122

1 Of the total debt instruments £15,809 million (2023: £15,127 million) were investment grade (credit ratings equal to or better than 'BBB').

The assets of all of the funded plans are held independently of the Bank's assets in separate trustee-administered funds.

The pension schemes' pooled investment vehicles comprise:

	2024 £m	2023 £m
Alternative credit funds	1,131	1,233
Bond and debt funds	266	314
Equity funds	1,063	1,194
Hedge and mutual funds	464	529
Infrastructure funds	465	460
Liquidity funds	1,032	1,228
Property funds	726	925
At 31 December	5,147	5,883

The Trustee's approach to investment is focused on acting in the members' best financial interests, with the integration of ESG (environmental, social and governance) considerations into investment management processes and practices. This policy is reviewed annually (or more frequently as required) and has been shared with the schemes' investment managers for implementation.

Climate change is one of the risks the schemes manage given its potential financial impact on valuation of assets.

(iv) Assumptions
Note 11 to the consolidated financial statements includes details of the assumptions used in the valuations of the Group's and the Bank's defined benefit pension schemes, including information on anticipated life expectancy.

(v) Amount, timing and uncertainty of future cash flows
Risk exposure of the defined benefit schemes
Note 11 to the consolidated financial statements includes details of the significant risks faced by the Group and the Bank in relation to their defined benefit schemes.

Notes to the Bank financial statements continued

for the year ended 31 December

Note 3: Retirement benefit obligations continued

Sensitivity analysis

The effect of reasonably possible changes in key assumptions on the value of scheme liabilities and the resulting pension charge in the Bank's income statement and on the net defined benefit pension scheme asset, for the Bank's two most significant schemes, is set out below. The sensitivities provided assume that all other assumptions and the value of the schemes' assets remain unchanged, and are not intended to represent changes that are at the extremes of possibility. The calculations are approximate in nature and full detailed calculations could lead to a different result. It is unlikely that isolated changes to individual assumptions will be experienced in practice. Due to the correlation of assumptions, aggregating the effects of these isolated changes may not be a reasonable estimate of the actual effect of simultaneous changes in multiple assumptions.

| | Effect of reasonably possible alternative assumptions | | | |
| | Increase (decrease) in the income statement charge | | (Increase) decrease in the net defined benefit pension scheme surplus | |
	2024 £m	2023 £m	2024 £m	2023 £m
Inflation (including pension increases)[1]:				
Increase of 0.25 per cent	18		320	
Decrease of 0.25 per cent	(18)		(309)	
Increase of 0.1 per cent		7		148
Decrease of 0.1 per cent		(8)		(155)
Discount rate[2]:				
Increase of 0.25 per cent	(31)		(443)	
Decrease of 0.25 per cent	30		463	
Increase of 0.1 per cent		(13)		(221)
Decrease of 0.1 per cent		13		226
Expected life expectancy of members:				
Increase of one year	31	30	550	620
Decrease of one year	(32)	(31)	(567)	(634)

1   At 31 December 2024, the assumed rate of RPI inflation is 2.97 per cent and CPI inflation 2.52 per cent (2023: RPI 2.96 per cent and CPI 2.47 per cent).
2   At 31 December 2024, the assumed discount rate is 5.55 per cent (2023: 4.70 per cent).

Sensitivity analysis method and assumptions

The sensitivity analysis above reflects the impact on the liabilities of the Bank's two most significant schemes which account for over 98 per cent of the Bank's defined benefit obligations. While differences in the underlying liability profiles for the remainder of the Bank's pension arrangements mean that they may exhibit slightly different sensitivities to variations in these assumptions, the sensitivities provided above are indicative of the impact across the Bank as a whole.

The inflation assumption sensitivity applies to the assumed rate of increase in both the Consumer Price Index (CPI) and the Retail Price Index (RPI), and includes the impact on the rate of increases to pensions, both before and after retirement. These pension increases are linked to inflation (either CPI or RPI) subject to certain minimum and maximum limits.

The sensitivity analysis (including the inflation sensitivity) does not include the impact of any change in the rate of salary increases as pensionable salaries have been frozen since 2 April 2014.

The life expectancy assumption has been applied by allowing for an increase/decrease in life expectation from age 60 of one year, based upon the approximate weighted average age for each scheme. While this is an approximate approach and will not give the same result as a one year increase in life expectancy at every age, it provides an appropriate indication of the potential impact on the schemes from changes in life expectancy.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from the prior year.

Asset-liability matching strategies

Note 11 to the consolidated financial statements includes a discussion of the measures taken by the Group and the Bank to match scheme assets and liabilities.

Notes to the Bank financial statements continued

for the year ended 31 December

Note 3: Retirement benefit obligations continued

Maturity profile of defined benefit obligation

The following table provides information on the weighted average duration of the defined benefit pension obligation and the distribution and timing of benefit payments:

	2024 Years	2023 Years
Duration of the defined benefit obligation	11	12

Maturity analysis of benefits expected to be paid:

	2024 £m	2023 £m
Within 12 months	1,250	1,194
Between 1 and 2 years	1,092	1,045
Between 2 and 5 years	3,469	3,325
Between 5 and 10 years	6,068	6,048
Between 10 and 15 years	5,682	5,755
Between 15 and 25 years	9,728	10,181
Between 25 and 35 years	6,240	6,984
Between 35 and 45 years	2,453	3,044
In more than 45 years	377	554

Maturity analysis method and assumptions

The projected benefit payments are based on the assumptions underlying the assessment of the obligations, including allowance for expected future inflation. They are shown in their undiscounted form and therefore appear large relative to the discounted assessment of the defined benefit obligations recognised in the Bank's balance sheet. They are in respect of benefits that have been accrued prior to the respective year-end date only and make no allowance for any benefits that may have been accrued subsequently.

Defined contribution schemes

The Bank operates a number of defined contribution pension schemes in the UK and overseas, principally Your Tomorrow and the defined contribution sections of the Lloyds Bank Pension Scheme No. 1.

Other retirement benefit schemes

The Bank operates a number of schemes which provide post-retirement healthcare benefits to certain employees, retired employees and their dependants. Under the principal scheme the Bank has undertaken to meet the cost of post-retirement healthcare for all eligible former employees (and their dependants) who retired prior to 1 January 1996. The Bank has entered into an insurance contract to provide these benefits and a provision has been made for the estimated cost of future insurance premiums payable.

For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2024 by qualified independent actuaries. The principal assumptions used were as set out in note 11 to the consolidated financial statements.

Movements in the other retirement benefits obligation:

	2024 £m	2023 £m
At 1 January	(25)	(21)
Actuarial gains (losses)	2	(6)
Insurance premiums paid	2	2
Charge for the year	(1)	–
At 31 December	(22)	(25)

Notes to the Bank financial statements continued

for the year ended 31 December

Note 4: Tax

Deferred tax

The Bank's deferred tax assets and liabilities are as follows:

Statutory position	2024 £m	2023 £m	Tax disclosure	2024 £m	2023 £m
Deferred tax assets	**3,139**	3,001	Deferred tax assets	**3,778**	3,707
Deferred tax liabilities	**–**	–	Deferred tax liabilities	**(639)**	(706)
Net deferred tax asset at 31 December	**3,139**	3,001	**Net deferred tax asset at 31 December**	**3,139**	3,001

The statutory position reflects the deferred tax assets and liabilities as disclosed in the Bank balance sheet and takes into account the ability of the Bank to net assets and liabilities where there is a legally enforceable right of offset. The tax disclosure of deferred tax assets and liabilities ties to the amounts outlined in the tables below which splits the deferred tax assets and liabilities by type, before such netting.

Movements in deferred tax assets and liabilities (before taking into consideration the offsetting of balances within the same taxing jurisdiction) can be summarised as follows:

Deferred tax assets	Tax losses £m	Property, plant and equipment £m	Provisions £m	Share-based payments £m	Derivatives £m	Asset revaluations[1] £m	Pension liabilities £m	Other temporary differences £m	Total £m
At 1 January 2023	3,161	332	161	7	673	2	20	25	4,381
(Charge) credit to the income statement	(271)	(130)	(27)	14	–	–	–	(14)	(428)
(Charge) credit to other comprehensive income	–	–	–	–	(292)	46	–	–	(246)
At 31 December 2023	2,890	202	134	21	381	48	20	11	3,707
Charge to the income statement	**(139)**	**(43)**	**(5)**	**(1)**	**–**	**–**	**(3)**	**(7)**	**(198)**
Credit to other comprehensive income	**–**	**–**	**–**	**–**	**254**	**15**	**–**	**–**	**269**
At 31 December 2024	**2,751**	**159**	**129**	**20**	**635**	**63**	**17**	**4**	**3,778**

Deferred tax liabilities	Capitalised software enhancements £m	Pension assets £m	Other temporary differences £m	Total £m
At 1 January 2023	(146)	(581)	(98)	(825)
Credit (charge) to the income statement	64	(2)	1	63
(Charge) credit to other comprehensive income	–	(10)	66	56
At 31 December 2023	(82)	(593)	(31)	(706)
(Charge) credit to the income statement	**(35)**	**1**	**–**	**(34)**
Credit to other comprehensive income	**–**	**80**	**22**	**102**
Exchange and other adjustments	**–**	**–**	**(1)**	**(1)**
At 31 December 2024	**(117)**	**(512)**	**(10)**	**(639)**

1 Financial assets at fair value through other comprehensive income.

At 31 December 2024 the Bank carried net deferred tax assets of £3,139 million (2023: £3,001 million) principally relating to tax losses carried forward.

Estimation of income taxes includes the assessment of recoverability of deferred tax assets. Deferred tax assets are only recognised to the extent that they are considered more likely than not to be recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilised. The Bank has recognised a deferred tax asset of £2,751 million (2023: £2,890 million) in respect of trading losses carried forward, and they will be utilised as taxable profits arise in future periods.

Deferred tax not recognised

Deferred tax assets of £114 million (2023: £118 million) have not been recognised in respect of £451 million of UK tax losses and other temporary differences which can only be used to offset future capital gains. UK capital losses can be carried forward indefinitely.

No deferred tax has been recognised in respect of foreign trade losses where it is not more likely than not that we will be able to utilise them in future periods. Of the asset not recognised, £17 million (2023: £16 million) relates to losses that will expire if not used within 20 years, and £4 million (2023: £5 million) relates to losses with no expiry date.

As a result of parent company exemptions on dividends from subsidiaries and on capital gains on disposal there are no significant taxable temporary differences associated with investments in subsidiaries, branches, associates and joint arrangements.

Note 5: Measurement basis of financial assets and liabilities

The accounting policies in note 2 to the consolidated financial statements describe how different classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category and by balance sheet heading.

| At 31 December 2024 | Derivatives designated as hedging instruments £m | Mandatorily held at fair value through profit or loss | | Designated at fair value through profit or loss £m | At fair value through other comprehensive income £m | Held at amortised cost £m | Total £m |
		Held for trading £m	Other £m				
Financial assets							
Cash and balances at central banks	–	–	–	–	–	36,838	36,838
Financial assets at fair value through profit or loss	–	–	6,746	–	–	–	6,746
Derivative financial instruments	47	7,170	–	–	–	–	7,217
Loans and advances to banks	–	–	–	–	–	6,195	6,195
Loans and advances to customers	–	–	–	–	–	105,148	105,148
Reverse repurchase agreements	–	–	–	–	–	44,143	44,143
Debt securities	–	–	–	–	–	9,945	9,945
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–	139,380	139,380
Financial assets at amortised cost	–	–	–	–	–	304,811	304,811
Financial assets at fair value through other comprehensive income	–	–	–	–	30,116	–	30,116
Other	–	–	–	–	–	124	124
Total financial assets	47	7,170	6,746	–	30,116	341,773	385,852
Financial liabilities							
Deposits from banks	–	–	–	–	–	2,965	2,965
Customer deposits	–	–	–	–	–	273,511	273,511
Repurchase agreements	–	–	–	–	–	15,593	15,593
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–	21,204	21,204
Financial liabilities at fair value through profit or loss	–	–	–	9,653	–	–	9,653
Derivative financial instruments	336	9,040	–	–	–	–	9,376
Debt securities in issue at amortised cost	–	–	–	–	–	34,169	34,169
Other	–	–	–	–	–	903	903
Subordinated liabilities	–	–	–	–	–	6,686	6,686
Total financial liabilities	336	9,040	–	9,653	–	355,031	374,060

Offsetting of financial assets and liabilities

| At 31 December 2024 | Gross amounts of assets and liabilities £m | Amount offset in the balance sheet[2] £m | Net amounts presented in the balance sheet £m | Related amounts where set off in the balance sheet not permitted[1] | | | Potential net amounts if offset of related amounts permitted £m |
				Cash collateral (received)/ pledged £m	Non-cash collateral (received)/ pledged £m	Master netting and similar agreements £m	
Derivative assets	43,270	(36,053)	7,217	(319)	(522)	(4,300)	2,076
Derivative liabilities	(47,850)	38,474	(9,376)	2,280	182	4,300	(2,614)
Net position	(4,580)	2,421	(2,159)	1,961	(340)	–	(538)
Non-trading reverse repurchase agreements	55,165	(11,022)	44,143	256	(44,031)	–	368
Non-trading repurchase agreements	(26,615)	11,022	(15,593)	8	15,259	–	(326)
Net position	28,550	–	28,550	264	(28,772)	–	42

1 The Bank enters into derivatives and repurchase and reverse repurchase agreements with various counterparties which are governed by industry standard master netting agreements. The Bank holds and provides cash and securities collateral in respect of derivative transactions covered by these agreements. The right to set off balances under these master netting agreements or to set off cash and securities collateral only arises in the event of non-payment or default and, as a result, these arrangements do not qualify for offsetting under IAS 32.
2 The amounts offset in the balance sheet as shown above meet the criteria for offsetting under IAS 32.

Note 5: Measurement basis of financial assets and liabilities continued

At 31 December 2023	Derivatives designated as hedging instruments £m	Mandatorily held at fair value through profit or loss		Designated at fair value through profit or loss £m	At fair value through other comprehensive income £m	Held at amortised cost £m	Total £m
		Held for trading £m	Other £m				
Financial assets							
Cash and balances at central banks	–	–	–	–	–	52,268	52,268
Financial assets at fair value through profit or loss	–	–	6,255	–	–	–	6,255
Derivative financial instruments	72	6,977	–	–	–	–	7,049
Loans and advances to banks	–	–	–	–	–	8,512	8,512
Loans and advances to customers	–	–	–	–	–	106,497	106,497
Reverse repurchase agreements	–	–	–	–	–	32,751	32,751
Debt securities	–	–	–	–	–	10,144	10,144
Due from fellow Lloyds Banking Group undertakings	–	–	–	–	–	124,627	124,627
Financial assets at amortised cost	–	–	–	–	–	282,531	282,531
Financial assets at fair value through other comprehensive income	–	–	–	–	27,156	–	27,156
Other	–	–	–	–	–	189	189
Total financial assets	72	6,977	6,255	–	27,156	334,988	375,448
Financial liabilities							
Deposits from banks	–	–	–	–	–	3,380	3,380
Customer deposits	–	–	–	–	–	266,907	266,907
Repurchase agreements	–	–	–	–	–	7,305	7,305
Due to fellow Lloyds Banking Group undertakings	–	–	–	–	–	20,400	20,400
Financial liabilities at fair value through profit or loss	–	–	–	10,474	–	–	10,474
Derivative financial instruments	420	7,194	–	–	–	–	7,614
Debt securities in issue at amortised cost	–	–	–	–	–	41,365	41,365
Other	–	–	–	–	–	929	929
Subordinated liabilities	–	–	–	–	–	6,421	6,421
Total financial liabilities	420	7,194	–	10,474	–	346,707	364,795

Offsetting of financial assets and liabilities

At 31 December 2023	Gross amounts of assets and liabilities £m	Amount offset in the balance sheet[2] £m	Net amounts presented in the balance sheet £m	Related amounts where set off in the balance sheet not permitted[1]			Potential net amounts if offset of related amounts permitted £m
				Cash collateral (received)/ pledged £m	Non-cash collateral (received)/ pledged £m	Master netting and similar agreements £m	
Derivative assets	46,513	(39,464)	7,049	(2,075)	(145)	(4,822)	7
Derivative liabilities	(49,738)	42,124	(7,614)	2,052	620	4,822	(120)
Net position	(3,225)	2,660	(565)	(23)	475	–	(113)
Non-trading reverse repurchase agreements	40,387	(7,636)	32,751	58	(32,559)	–	250
Non-trading repurchase agreements	(14,941)	7,636	(7,305)	(60)	7,317	–	(48)
Net position	25,446	–	25,446	(2)	(25,242)	–	202

1   The Bank enters into derivatives and repurchase and reverse repurchase agreements with various counterparties which are governed by industry standard master netting agreements. The Bank holds and provides cash and securities collateral in respect of derivative transactions covered by these agreements. The right to set off balances under these master netting agreements or to set off cash and securities collateral only arises in the event of non-payment or default and, as a result, these arrangements do not qualify for offsetting under IAS 32.

2   The amounts offset in the balance sheet as shown above meet the criteria for offsetting under IAS 32.

Note 6: Fair values of financial assets and liabilities

At 31 December 2024, the carrying value of the Bank's financial instrument assets held at fair value was £44,079 million (2023: £40,460 million), and its financial instrument liabilities held at fair value was £19,029 million (2023: £18,088 million).

(1) Fair value measurement

Note 16 to the consolidated financial statements outlines the valuation hierarchy into which financial instruments of the Group and the Bank measured at fair value are categorised and discusses valuation methodologies.

(2) Financial assets and liabilities carried at fair value

(A) Financial assets (excluding derivatives)

Valuation hierarchy

At 31 December 2024, the Bank's financial assets (excluding derivatives) carried at fair value totalled £36,862 million (2023: £33,411 million). The table below analyses these financial assets by balance sheet classification, asset type and valuation methodology (level 1, 2 or 3, as described on **page 111**). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2024				
Financial assets at fair value through profit or loss				
Loans and advances to customers	–	1,256	–	1,256
Corporate and other debt securities	–	5,486	–	5,486
Equity shares	–	–	4	4
Total financial assets at fair value through profit or loss	–	6,742	4	6,746
Financial assets at fair value through other comprehensive income				
Debt securities:				
Government securities	15,013	115	–	15,128
Asset-backed securities	–	146	–	146
Corporate and other debt securities	1,146	13,696	–	14,842
	16,159	13,957	–	30,116
Total financial assets at fair value through other comprehensive income	16,159	13,957	–	30,116
Total financial assets (excluding derivatives) at fair value	16,159	20,699	4	36,862
At 31 December 2023				
Financial assets at fair value through profit or loss				
Loans and advances to customers	–	801	–	801
Corporate and other debt securities	–	5,450	–	5,450
Equity shares	–	–	4	4
Total financial assets at fair value through profit or loss	–	6,251	4	6,255
Financial assets at fair value through other comprehensive income				
Debt securities:				
Government securities	13,949	48	–	13,997
Asset-backed securities	–	118	–	118
Corporate and other debt securities	951	12,090	–	13,041
	14,900	12,256	–	27,156
Total financial assets at fair value through other comprehensive income	14,900	12,256	–	27,156
Total financial assets (excluding derivatives) at fair value	14,900	18,507	4	33,411

Movements in level 3 portfolio

The table below analyses movements in level 3 financial assets (excluding derivatives) at fair value, recurring basis.

	2024		2023	
	Financial assets at fair value through profit or loss £m	Total level 3 financial assets (excluding derivatives) at fair value, recurring basis £m	Financial assets at fair value through profit or loss £m	Total level 3 financial assets (excluding derivatives) at fair value, recurring basis £m
At 1 January	4	4	4	4
Sales/repayments of customer loans	–	–	–	–
At 31 December	4	4	4	4

Note 6: Fair values of financial assets and liabilities continued

(B) Financial liabilities (excluding derivatives)

Valuation hierarchy

At 31 December 2024, the Bank's financial liabilities (excluding derivatives) carried at fair value, comprised its financial liabilities at fair value through profit or loss and totalled £9,653 million (2023: £10,474 million). The table below analyses these financial liabilities by balance sheet classification and valuation methodology (level 1, 2 or 3, as described on **page 111**). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	2024				2023			
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Debt securities in issue designated at fair value through profit or loss	–	**9,653**	–	**9,653**	–	10,474	–	10,474

The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2024 was £9,832 million, which was £179 million higher than the balance sheet carrying value (2023: £10,398 million, which was £76 million lower than the balance sheet carrying value). At 31 December 2024 there was a cumulative £12 million decrease in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of Lloyds Bank plc, the issuing entity within the Group. Of the cumulative amount, an increase of £78 million arose in 2024 and an increase of £234 million arose in2023.

(C) Derivatives

Valuation hierarchy

All of the Bank's derivative assets and liabilities are carried at fair value. At 31 December 2024, such assets totalled £7,217 million (2023: £7,049 million) and liabilities totalled £9,376 million (2023: £7,614 million). The table below analyses these derivative balances by valuation methodology (level 1, 2 or 3, as described on **page 111**). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and level 2 during the year.

	2024				2023			
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivative assets	–	**7,217**	–	**7,217**	–	7,049	–	7,049
Derivative liabilities	–	**(9,369)**	**(7)**	**(9,376)**	–	(7,603)	(11)	(7,614)

Movements in level 3 portfolio

The table below analyses movements in level 3 derivative assets and liabilities carried at fair value.

	2024		2023	
	Derivative assets £m	Derivative liabilities £m	Derivative assets £m	Derivative liabilities £m
At 1 January	–	(11)	–	(13)
Gains recognised in the income statement within other income	–	3	–	–
Redemptions	–	1	–	2
At 31 December	–	**(7)**	–	(11)
Gains recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December	–	3	–	–

Notes to the Bank financial statements continued

for the year ended 31 December

Note 6: Fair values of financial assets and liabilities continued

(3) Financial assets and liabilities carried at amortised cost

(A) Financial assets

Valuation hierarchy

The table below analyses the fair values of those financial assets of the Bank which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on **page 111**). Financial assets carried at amortised cost are mainly classified as level 3 due to significant unobservable inputs used in the valuation models. Where inputs are observable, debt securities are classified as level 1 or 2.

	Carrying value £m	Fair value £m	Valuation hierarchy		
			Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2024					
Loans and advances to banks	6,195	6,195	–	–	6,195
Loans and advances to customers	105,148	103,999	–	–	103,999
Reverse repurchase agreements	44,143	44,143	–	44,143	–
Debt securities	9,945	9,905	–	8,995	910
Due from fellow Lloyds Banking Group undertakings	139,380	139,380	–	–	139,380
At 31 December 2023					
Loans and advances to banks	8,512	8,512	–	–	8,512
Loans and advances to customers	106,497	104,381	–	–	104,381
Reverse repurchase agreements	32,751	32,751	–	32,751	–
Debt securities	10,144	10,012	–	7,692	2,320
Due from fellow Lloyds Banking Group undertakings	124,627	124,627	–	–	124,627

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

(B) Financial liabilities

Valuation hierarchy

The table below analyses the fair values of those financial liabilities of the Bank which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on **page 111**).

	Carrying value £m	Fair value £m	Valuation hierarchy		
			Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2024					
Deposits from banks	2,965	2,965	–	2,965	–
Customer deposits	273,511	274,010	–	274,010	–
Repurchase agreements	15,593	15,593	–	15,593	–
Due to fellow Lloyds Banking Group undertakings	21,204	21,204	–	21,204	–
Debt securities in issue at amortised cost	34,169	34,188	–	34,188	–
Subordinated liabilities	6,686	6,709	–	6,709	–
At 31 December 2023					
Deposits from banks	3,380	3,380	–	3,380	–
Customer deposits	266,907	267,176	–	267,176	–
Repurchase agreements	7,305	7,305	–	7,305	–
Due to fellow Lloyds Banking Group undertakings	20,400	20,400	–	20,400	–
Debt securities in issue at amortised cost	41,365	41,069	–	41,069	–
Subordinated liabilities	6,421	6,529	–	6,529	–

(4) Reclassifications of financial assets

There have been no reclassifications of financial assets in 2023 or 2024.

Note 7: Derivative financial instruments

Note 17 to the consolidated financial statements includes a discussion of the types of derivatives held by the Group and the Bank and the strategies for doing so.

The fair values and notional amounts of derivative instruments are set out in the following table:

	2024				2023			
	Contract/ notional amount £m	Fair value Assets £m	Fair value Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness £m	Contract/ notional amount £m	Fair value Assets £m	Fair value Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness £m
Trading and other								
Exchange rate contracts	**73,550**	**2,723**	**1,849**		100,473	1,032	723	
Interest rate contracts	**1,303,464**	**4,441**	**7,084**		1,361,789	5,939	6,407	
Credit derivatives	**3,477**	**6**	**107**		3,106	6	64	
Total derivative assets/ liabilities - trading and other	**1,380,491**	**7,170**	**9,040**		1,465,368	6,977	7,194	
Hedging								
Interest rate								
Currency swaps	**43**	**2**	**–**	**–**	35	3	–	2
Interest rate swaps	**63,933**	**–**	**336**	**1,122**	55,360	69	413	(414)
Designated as fair value hedges:	**63,976**	**2**	**336**	**1,122**	55,395	72	413	(412)
Foreign exchange								
Currency swaps	**1,739**	**45**	**–**	**96**	258	–	7	(4)
Interest rate								
Interest rate swaps	**142,886**	**–**	**–**	**(890)**	97,908	–	–	1,284
Designated as cash flow hedges	**144,625**	**45**	**–**	**(794)**	98,166	–	7	1,280
Total derivative assets/ liabilities - hedging	**208,601**	**47**	**336**	**328**	153,561	72	420	868
Total recognised derivative assets/liabilities	**1,589,092**	**7,217**	**9,376**		1,618,929	7,049	7,614	

Note 7: Derivative financial instruments continued
Details of the Bank's hedging instruments are set out below:

	Maturity					
Fair value hedges	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 5 years £m	Over 5 years £m	Total £m
At 31 December 2024						
Interest rate						
Cross currency swap						
Notional	–	–	–	–	43	43
Average fixed interest rate	–	–	–	–	1.28%	
Average EUR/GBP exchange rate	–	–	–	–	1.38	
Interest rate swap						
Notional	76	2,058	2,299	28,508	30,992	63,933
Average fixed interest rate	1.22%	1.03%	2.33%	2.76%	2.26%	
						63,976
At 31 December 2023						
Interest rate						
Cross currency swap						
Notional	–	–	–	–	35	35
Average fixed interest rate	–	–	–	–	1.28%	
Average EUR/GBP exchange rate	–	–	–	–	1.38	
Interest rate swap						
Notional	133	1,200	3,554	26,405	24,068	55,360
Average fixed interest rate	1.55%	0.40%	1.88%	1.96%	1.75%	
						55,395

	Maturity					
Cash flow hedges	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 5 years £m	Over 5 years £m	Total £m
At 31 December 2024						
Foreign exchange						
Currency swap						
Notional	559	513	661	6	–	1,739
Average USD/GBP exchange rate	1.27%	1.29%	1.29%	1.21%	–	
Interest rate						
Interest rate swap						
Notional	250	1,584	9,000	81,578	50,474	142,886
Average fixed interest rate	1.01%	3.75%	2.57%	2.96%	2.93%	
						144,625
At 31 December 2023						
Foreign exchange						
Currency swap						
Notional	5	20	227	6	–	258
Average USD/GBP exchange rate	1.25%	1.27%	1.24%	1.20%	–	
Interest rate						
Interest rate swap						
Notional	1,000	33	4,208	47,132	45,535	97,908
Average fixed interest rate	0.92%	4.66%	1.49%	2.58%	2.27%	
						98,166

Note 7: Derivative financial instruments continued

The Bank's hedged items are as follows:

Fair value hedges	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment £m
	Assets £m	Liabilities £m	Assets £m	Liabilities £m	
At 31 December 2024					
Interest rate					
Fixed rate issuance[1]	–	26,925	–	1,549	7
Fixed rate bonds[2]	29,264	–	(1,070)	–	(1,158)
At 31 December 2023					
Interest rate					
Fixed rate issuance[1]	–	24,449	–	1,599	(551)
Fixed rate bonds[2]	24,146	–	(331)	–	962

1. Included within debt securities in issue at amortised cost.
2. Included within financial assets at amortised cost and financial assets at fair value through other comprehensive income.

Cash value hedges	At 31 December 2024			At 31 December 2023		
	Change in fair value of hedged item for ineffectiveness assessment £m	Cash flow hedging reserve		Change in fair value of hedged item for ineffectiveness assessment £m	Cash flow hedging reserve	
		Continuing hedges £m	Discontinued hedges £m		Continuing hedges £m	Discontinued hedges £m
Foreign exchange						
Foreign currency issuance[1]	(96)	75	26	4	(11)	17
Interest rate						
Customer loans[2]	755	(534)	(556)	(1,247)	238	(586)
Central bank balances[3]	463	(567)	(649)	(390)	(5)	(856)
Customer deposits[4]	(84)	(225)	161	434	(300)	141

1 Included within debt securities in issue at amortised cost.
2 Included within loans and advances to customers.
3 Included within cash and balances at central banks.
4 Included within customer deposits.

The accumulated amount of fair value hedge adjustments remaining in the balance sheet for hedged items that have ceased to be adjusted for hedging gains and losses is an asset of £27 million (2023: asset of £28 million) relating to fixed rate issuances.

Note 7: Derivative financial instruments continued

Gains and losses arising from hedge accounting are summarised as follows:

	Hedge ineffectiveness recognised in the income statement[1]	
Fair value hedges	2024 £m	2023 £m
Interest rate		
Fixed rate issuance	**(11)**	(15)
Fixed rate bonds	**(18)**	14

	Gain (loss) recognised in other comprehensive income £m	Hedge ineffectiveness recognised in the income statement[1] £m	Amounts reclassified from reserves to income statement as:	
			Hedged cash flows will no longer occur £m	Hedged item affected income statement £m
Cash flow hedges				
At 31 December 2024				
Foreign exchange				
Foreign currency issuance	**96**	–	–	**(1)**
Interest rate				
Customer loans	**(1,220)**	**(76)**	–	**477**
Central bank balances	**(886)**	**(17)**	–	**532**
Customer deposits	**67**	**23**	–	**28**
At 31 December 2023				
Foreign exchange				
Foreign currency issuance	(5)	–	–	(1)
Interest rate				
Customer loans	700	23	–	65
Central bank balances	319	11	–	159
Customer deposits	(224)	(7)	–	30

1. Hedge ineffectiveness is included in the income statement within net trading income.

In 2024 and 2023 there were no gains or losses reclassified from the cash flow hedging reserve for which hedge accounting had previously been used but for which the hedged future cash flows are no longer expected to occur.

At 31 December 2024 £6,041 million of total recognised derivative assets and £7,987 million of total recognised derivative liabilities (2023: £5,987 million of assets and £9,940 million of liabilities) had a contractual residual maturity of greater than one year.

Note 8: Loans and advances to customers

	Gross carrying amount				Allowance for expected credit losses			
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 1 January 2024	91,107	13,695	2,990	107,792	309	564	422	1,295
Exchange and other adjustments[1]	(115)	49	(64)	(130)	(12)	(2)	(4)	(18)
Transfers to Stage 1	4,290	(4,275)	(15)	–	135	(131)	(4)	–
Transfers to Stage 2	(6,304)	6,505	(201)	–	(19)	36	(17)	–
Transfers to Stage 3	(390)	(643)	1,033	–	(7)	(60)	67	–
Net change in ECL due to transfers					(93)	119	111	137
Impact of transfers between stages	(2,404)	1,587	817	–	16	(36)	157	137
Other changes in credit quality					(22)	(24)	304	258
Additions and repayments	2,264	(2,544)	(661)	(941)	17	(47)	(69)	(99)
Charge (credit) to the income statement					11	(107)	392	296
Disposals and derecognition[2]	–	–	–	–	–	–	–	–
Advances written off			(438)	(438)			(438)	(438)
Recoveries of amounts previously written off			63	63			63	63
At 31 December 2024	90,852	12,787	2,707	106,346	308	455	435	1,198
Allowance for impairment losses	(308)	(455)	(435)	(1,198)				
Net carrying amount	90,544	12,332	2,272	105,148				
Drawn ECL coverage[3] (%)	0.3	3.6	16.1	1.1				

1 Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind and derecognising assets as a result of modifications.
2 Relates to the securitisation of Retail unsecured loans.
3 Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

	Gross carrying amount				Allowance for expected credit losses			
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 1 January 2023	94,852	17,516	2,952	115,320	293	698	381	1,372
Exchange and other adjustments[1]	(327)	1	(6)	(332)	(5)	–	(11)	(16)
Transfers to Stage 1	4,867	(4,842)	(25)	–	160	(156)	(4)	–
Transfers to Stage 2	(4,794)	4,964	(170)	–	(21)	40	(19)	–
Transfers to Stage 3	(515)	(872)	1,387	–	(6)	(84)	90	–
Net change in ECL due to transfers					(112)	162	94	144
Impact of transfers between stages	(442)	(750)	1,192	–	21	(38)	161	144
Other changes in credit quality					21	(10)	380	391
Additions and repayments	(494)	(2,727)	(677)	(3,898)	32	(44)	(29)	(41)
(Credit) charge to the income statement					74	(92)	512	494
Disposals and derecognition[2]	(2,482)	(345)	(28)	(2,855)	(53)	(42)	(17)	(112)
Advances written off			(465)	(465)			(465)	(465)
Recoveries of amounts previously written off			22	22			22	22
At 31 December 2023	91,107	13,695	2,990	107,792	309	564	422	1,295
Allowance for impairment losses	(309)	(564)	(422)	(1,295)				
Net carrying amount	90,798	13,131	2,568	106,497				
Drawn ECL coverage[3] (%)	0.3	4.1	14.1	1.2				

1 Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind and derecognising assets as a result of modifications.
2 Relates to the securitisation of Retail unsecured loans.
3 Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

The movement tables above are compiled by comparing the position at the end of the period to that at the beginning of the year. Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at the end of the period. Purchased or originated credit-impaired are not transferable.

Additions and repayments comprise new loans originated and repayments of outstanding balances throughout the reporting period.

The Group's impairment charge comprises impact of transfers between stages, other changes in credit quality and additions and repayments.

Advances written off have first been transferred to Stage 3 and then acquired a full allowance through other changes in credit quality.

Recoveries of amounts previously written off are shown at the full recovered value, with a corresponding entry in repayments and release of allowance through other changes in credit quality.

At 31 December 2024 £69,752 million (2023: £73,466 million) of loans and advances to customers had a contractual residual maturity of greater than one year.

Notes to the Bank financial statements continued

for the year ended 31 December

Note 9: Finance leases receivables

The Bank's finance lease receivables are classified as loans and advances to customers and accounted for at amortised cost. These balances are analysed as follows:

	2024 £m	2023 £m
Not later than 1 year	2,015	1,812
Later than 1 year and not later than 2 years	701	810
Later than 2 years and not later than 3 years	292	455
Later than 3 years and not later than 4 years	127	170
Later than 4 years and not later than 5 years	56	56
Later than 5 years	17	19
Gross investment	**3,208**	3,322
Unearned future finance income	(283)	(251)
Rentals received in advance	–	–
Net investment	**2,925**	3,071

Equipment leased to customers under finance lease receivables relates to financing transactions to fund the purchase of aircraft, ships, motor vehicles and other items. There was an allowance for uncollectable finance lease receivables included in the allowance for impairment losses of £24 million (2023: £29 million).

Note 10: Intangible assets

	Capitalised software enhancements £m
Cost:	
At 1 January 2023	6,879
Exchange and other adjustments	1
Additions	1,381
Disposals and write-offs	(223)
At 31 December 2023	8,038
Additions	1,137
Disposals	(145)
At 31 December 2024	**9,030**
Accumulated amortisation:	
At 1 January 2023	3,181
Charge for the year	930
Disposals and write-offs	(223)
At 31 December 2023	3,888
Exchange and other adjustments	(3)
Charge for the year	1,113
Disposals	(145)
At 31 December 2024	**4,853**
Balance sheet amount at 31 December 2024	**4,177**
Balance sheet amount at 31 December 2023	4,150

Notes to the Bank financial statements continued

for the year ended 31 December

Note 11: Investment in subsidiary undertakings

	2024 £m	2023 £m
At 1 January	31,591	31,197
Additions and capital injections	1,250	350
Capital contributions	23	44
Capital repayments	(1,200)	–
At 31 December	**31,664**	31,591

Details of the subsidiaries and related undertakings are given on **pages 180 to 183** and are incorporated by reference.

Certain subsidiary companies currently have insufficient distributable reserves to make dividend payments, however, there were no further significant restrictions on any of the Bank's subsidiaries in paying dividends or repaying loans and advances. All regulated banking subsidiaries are required to maintain capital at levels agreed with the regulators; this may impact those subsidiaries' ability to make distributions.

Note 12: Other assets

	2024 £m	2023 £m
Property, plant and equipment:		
Premises	584	504
Equipment	758	987
Right-of-use assets (note 13)	468	603
	1,810	2,094
Prepayments	933	735
Other assets[1]	972	481
Total other assets	**3,715**	3,310

1 Settlement balances and items in the course of collection from banks, previously presented separately, is now included within other assets.

Note 13: Lessee disclosures

The table below sets out the movement in the Bank's right-of-use assets, which are primarily in respect of premises, and are recognised within other assets (note 12).

	2024 £m	2023 £m
At 1 January	603	626
Exchange and other adjustments	5	7
Additions	86	108
Disposals	(100)	(11)
Depreciation charge for the year	(126)	(127)
At 31 December	**468**	603

The Bank's lease liabilities are recognised within other liabilities (note 15). The maturity analysis of the Bank's lease liabilities on an undiscounted basis is set out in the liquidity risk section of note 24. The total cash outflow for leases in the year ended 31 December 2024 was £104 million (2023: £108 million).

Note 14: Debt securities in issue

	2024			2023		
	At fair value through profit or loss £m	At amortised cost £m	Total £m	At fair value through profit or loss £m	At amortised cost £m	Total £m
Senior unsecured notes issued	9,653	17,483	27,136	10,474	16,896	27,370
Covered bonds	–	11,266	11,266	–	13,616	13,616
Certificates of deposit issued	–	597	597	–	3,096	3,096
Securitisation notes	–	1,043	1,043	–	658	658
Commercial paper	–	3,780	3,780	–	7,099	7,099
Total debt securities in issue	**9,653**	**34,169**	**43,822**	10,474	41,365	51,839

At 31 December 2024 £23,784 million (2023: £22,859 million) of debt securities in issue at amortised cost had a contractual residual maturity of greater than one year.

Notes to the Bank financial statements continued

for the year ended 31 December

Note 15: Other liabilities

	2024 £m	2023 £m
Lease liabilities	519	681
Other creditors and accruals	3,213	2,636
Total other liabilities	**3,732**	**3,317**

The maturity analysis of the Bank's lease liabilities on an undiscounted basis is set out in the liquidity risk section of note 24.

Note 16: Provisions

	Provisions for financial commitments and guarantees £m	Regulatory and legal provisions £m	Other £m	Total £m
At 1 January 2024	183	256	399	838
Provisions applied	–	(99)	(326)	(425)
Charge for the year	(35)	144	214	323
At 31 December 2024	**148**	**301**	**287**	**736**

Note 26 to the consolidated financial statements outlines the significant provisions of the Group and the Bank.

Note 17: Subordinated liabilities

	Preferred securities £m	Undated £m	Dated £m	Total £m
At 1 January 2023	–	102	5,818	5,920
Issued in the year[1]:				
5.25% Fixed Rate Reset Dated Subordinated Notes 2033 (S$500 million)	–	–	288	288
Fixed-to-Floating Rate Dated Subordinated Notes 2033 (A$750 million)	–	–	382	382
	–	–	670	670
Repurchases and redemptions during the year[1]:				
9.625% Subordinated Bonds 2023 (£300 million)	–	–	(92)	(92)
8% Undated Subordinated Step-up Notes 2023 (£200 million)	–	–	–	–
	–	–	(92)	(92)
Foreign exchange movements	–	–	(244)	(244)
Other movements (cash and non-cash)	–	–	167	167
At 31 December 2023	–	102	6,319	6,421
Issued in the year[1]:				
Floating Rate Dated Subordinated Notes 2034 (A$500 million)	–	–	257	257
5.963% Fixed-to-Floating Rate Dated Subordinated Notes 2034 (A$250 million)	–	–	129	129
	–	–	386	386
Foreign exchange movements	–	–	10	10
Other movements (cash and non-cash)	–	–	(131)	(131)
At 31 December 2024	**–**	**102**	**6,584**	**6,686**

1   Issuances in the year generated cash inflows of £386 million (2023: £670 million); the repurchases and redemptions resulted in cash outflows of £nil (2023: £92 million).
2   Other movements include hedge accounting movements and cash payments in respect of interest on subordinated liabilities in the year amounting to £332 million (2023: £285 million) offset by the interest expense in respect of subordinated liabilities of £362 million (2023: £329 million).

These securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities.

Preference shares
The Bank has in issue one class of preference shares which are classified as liabilities under accounting standards. Details are provided in note 27 to the consolidated financial statements.

At 31 December 2024 £6,145 million (2023: £6,420 million) of subordinated liabilities had a contractual residual maturity of greater than one year.

Note 18: Share capital and other equity instruments

Details of the Bank's share capital and other equity instruments are provided in notes 28 and 31 to the consolidated financial statements.

Note 19: Other reserves

	2024 £m	2023 £m	2022 £m
Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	(163)	(124)	(4)
Cash flow hedging reserve	(1,634)	(981)	(1,732)
Foreign currency translation reserve	(2)	(1)	2
At 31 December	**(1,799)**	**(1,106)**	**(1,734)**

The revaluation reserve in respect of debt securities and equity shares held at fair value through other comprehensive income represent the cumulative after-tax unrealised change in the fair value of financial assets so classified since initial recognition; or in the case of financial assets obtained on acquisitions of businesses, since the date of acquisition.

The cash flow hedging reserve represents the cumulative after-tax gains and losses on effective cash flow hedging instruments that will be reclassified to the income statement in the periods in which the hedged item affects profit or loss.

The foreign currency translation reserve represents the cumulative after-tax gains and losses on the translation of foreign operations and exchange differences arising on financial instruments designated as hedges of the Bank's net investment in foreign operations.

Movements in other reserves were as follows:

Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	2024 £m	2023 £m	2022 £m
At 1 January	(124)	(4)	105
Change in fair value	(47)	(39)	(50)
Deferred tax	13	11	23
Current tax	–	–	–
	(34)	(28)	(27)
Income statement transfers in respect of disposals	(4)	(123)	(118)
Deferred tax	2	35	30
	(2)	(88)	(88)
Impairment recognised in the income statement	(3)	(4)	6
At 31 December	**(163)**	**(124)**	**(4)**

Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	2024 £m	2023 £m	2022 £m
At 1 January	–	–	–
Change in fair value	–	–	–
Deferred tax	–	–	(1)
	–	–	(1)
Realised gains and losses transferred to retained profits	–	–	–
Deferred tax	–	–	1
	–	–	1
At 31 December	**–**	**–**	**–**

Cash flow hedging reserve	2024 £m	2023 £m	2022 £m
At 1 January	(981)	(1,732)	720
Change in fair value of hedging derivatives	(1,943)	790	(3,089)
Deferred tax	544	(222)	894
	(1,399)	568	(2,195)
Net income statement transfers	1,036	253	(352)
Deferred tax	(290)	(70)	95
	746	183	(257)
At 31 December	**(1,634)**	**(981)**	**(1,732)**

Notes to the Bank financial statements continued
for the year ended 31 December

Note 19: Other reserves continued

Foreign currency translation reserve	2024 £m	2023 £m	2022 £m
At 1 January	(1)	2	(1)
Currency translation differences arising in the year	(1)	(3)	3
At 31 December	(2)	(1)	2

Note 20: Retained profits

	2024 £m	2023 £m	2022 £m
At 1 January	45,280	46,305	43,681
Profit attributable to ordinary shareholders (see below)	4,534	4,326	3,276
Post-retirement defined benefit scheme remeasurements	(282)	(692)	(1,232)
Gains and losses attributable to own credit risk (net of tax)	(56)	(168)	364
Dividends paid[1]	(3,990)	(4,700)	–
Issue costs of other equity instruments (net of tax)	(6)	(5)	–
Capital contributions received	142	215	221
Return of capital contributions	(1)	(1)	(4)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	(1)
At 31 December	45,621	45,280	46,305

1   Details of the Bank's dividends are as set out in note 32 to the consolidated financial statements.

The profit after tax of the Bank was arrived at as follows:

	2024 £m	2023 £m	2022 £m
Net interest income	8,311	10,526	7,605
Net fee and commission income	547	914	800
Dividends received	1,075	122	1,850
Net trading and other operating income	3,530	2,151	1,027
Other income	5,152	3,187	3,677
Total income	13,463	13,713	11,282
Operating expenses	(7,073)	(6,947)	(6,430)
Impairment (charge) credit	(222)	(437)	(745)
Profit before tax	6,168	6,329	4,107
Tax (expense) credit	(1,271)	(1,669)	(590)
Profit for the year	4,897	4,660	3,517
Profit attributable to ordinary shareholders	4,534	4,326	3,276
Profit attributable to other equity holders	363	334	241
Profit for the year	4,897	4,660	3,517

Note 21: Related party transactions

Key management personnel

The key management personnel of the Group and the Bank are the same. The relevant disclosures are given in note 33 to the consolidated financial statements.

Balances and transactions with fellow Lloyds Banking Group undertakings

Balances and transactions between members of the Lloyds Bank Group

The Bank, as a result of its position as parent of a banking group, has a large number of transactions with various of its subsidiary undertakings; these are included on the balance sheet of the Bank as follows:

	2024 £m	2023 £m
Assets, included within:		
Financial assets at fair value through profit or loss	5,486	5,450
Derivative financial instruments	3,507	4,442
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	139,016	124,177
	148,009	134,069
Liabilities, included within:		
Due to fellow Lloyds Banking Group undertakings	17,215	17,693
Derivative financial instruments	4,126	3,855
Debt securities in issue at amortised cost	141	97
	21,482	21,645

Due to the size and volume of transactions passing through these accounts, it is neither practical nor meaningful to disclose information on gross inflows and outflows. During 2024 the Bank earned interest income on the above asset balances of £7,468 million (2023: £6,706 million; 2022: £3,423 million) and incurred interest expense on the above liability balances of £2,132 million (2023: £1,695 million; 2022: £787 million).

In addition, the Bank raised recharges of £2,138 million (2023: £2,089 million; 2022: £2,099 million) on its subsidiaries in respect of costs incurred and also received fees of £29 million (2023: £24 million; 2022: £22 million), and paid fees of £72 million (2023: £15 million; 2022: £6 million), for various services provided between the Bank and its subsidiaries.

Details of intercompany recharges recognised within other operating income are given in note 8 to the consolidated financial statements and details of contingent liabilities and commitments entered into on behalf of fellow Lloyds Banking Group undertakings are given in note 22.

Balances and transactions with Lloyds Banking Group plc and fellow subsidiaries of the Bank

The Bank has balances due to and from the Bank's parent company, Lloyds Banking Group plc and fellow subsidiaries of the Bank. These are included on the balance sheet as follows:

	2024 £m	2023 £m
Assets, included within:		
Derivative financial instruments	804	1,136
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	364	450
	1,168	1,586
Liabilities, included within:		
Due to fellow Lloyds Banking Group undertakings	3,989	2,707
Financial liabilities at fair value through profit or loss	5,045	5,242
Derivative financial instruments	662	890
Debt securities in issue at amortised cost	14,201	12,903
Subordinated liabilities	7,438	7,035
	31,335	28,777

These balances include Lloyds Banking Group plc's banking arrangements and, due to the size and volume of transactions passing through these accounts, it is neither practical nor meaningful to disclose information on gross inflows and outflows. During 2024 the Bank earned £18 million interest income on the above asset balances (2023: £9 million; 2022: £11 million) and the Bank incurred £1,175 million interest expense on the above liability balances (2023: £830 million; 2022: £570 million).

Other related party transactions

Related party information in respect of other related party transactions is given in note 33 to the consolidated financial statements.

Notes to the Bank financial statements continued
for the year ended 31 December

Note 22: Contingent liabilities, commitments and guarantees

Note 34 to the consolidated financial statements outlines the significant contingent liabilities of the Group and the Bank, other than those arising from the banking business which are detailed below.

Contingent liabilities, commitments and guarantees arising from the banking business

At 31 December 2024 contingent liabilities, such as performance bonds and letters of credit, arising from the banking business were £2,425 million (31 December 2023: £2,645 million), of which £nil (2023: £nil) was incurred on behalf of fellow Lloyds Banking Group undertakings. The contingent liabilities of the Bank arise in the normal course of its banking business and it is not practicable to quantify their future financial effect. Total commitments and guarantees were £62,206 million (2023: £61,198 million), of which £2,195 million (2023: £3,090 million) was incurred on behalf of fellow Lloyds Banking Group undertakings. Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £36,077 million (2023: £35,575 million) was irrevocable.

Note 23: Transfers of financial assets

Continuing involvement in financial assets that have been derecognised

The Bank has derecognised financial assets in their entirety following transactions with securitisation vehicles, as detailed in note 35 to the consolidated financial statements. The Bank's continuing involvement largely arises from funding provided to the vehicles through the purchase of issued notes. The majority of these notes are recognised as debt securities held at amortised cost, with the remaining notes held by the Bank recognised at fair value through profit or loss. The carrying amount of these interests and the maximum exposure to loss is included in note 35 to the consolidated financial statements. At 31 December 2024 the fair value of the retained notes was £910 million (2023: £2,325 million). The income from the Bank's interest in these structures for the year ended 31 December 2024 was £110 million and cumulatively for the lifetime was £120 million (2023: £10 million).

Details of transferred financial assets that continue to be recognised in full are as follows.

The Bank enters into repurchase and securities lending transactions in the normal course of business that do not result in derecognition of the financial assets as substantially all of the risks and rewards, including credit, interest rate, prepayment and other price risks are retained by the Bank. In all cases, the transferee has the right to sell or repledge the assets concerned.

The table below sets out the carrying values of the transferred assets and the associated liabilities. For repurchase and securities lending transactions, the associated liabilities represent the Bank's obligation to repurchase the transferred assets. The liabilities shown in the table below have recourse to the transferred assets.

	2024		2023	
	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Repurchase and securities lending transactions				
Debt securities held at amortised cost	1,124	–	1,401	–
Financial assets at fair value through other comprehensive income	11,120	3,866	10,332	4,761
Securitisation programmes				
Financial assets at amortised cost:				
Loans and advances to customers[1]	–	1,043	–	561

1 The carrying value of transferred assets for the Bank includes amounts relating to assets transferred to structured entities which are fully consolidated into the Group. The liabilities associated with such assets are issued by the structured entities.

Notes to the Bank financial statements continued

for the year ended 31 December

Note 24: Financial risk management

Market risk

(A) Interest rate

Note 37 to the consolidated financial statements outlines the nature of the interest rate risk to which the Group and the Bank are exposed and how this is managed.

Note 37 to the consolidated financial statements also outlines the steps that the Group and the Bank are taking to manage the transition to alternative benchmark rates.

Interest rate sensitivity analysis relating to the Group's banking activities is set out in the tables marked audited on **page 58**.

(B) Foreign exchange

The nature of the foreign exchange risk to which the Group and the Bank are exposed and the steps taken to manage this are described on **page 57**.

Credit risk

(A) Maximum credit exposure

The maximum credit risk exposure of the Bank in the event of other parties failing to perform their obligations is considered to be the balance sheet carrying amount or, for non-derivative off-balance sheet transactions and financial guarantees, their contractual nominal amounts (not taking into account any collateral held).

Further details can be seen in note 5 and note 22.

Concentrations of exposure

Note 37 to the consolidated financial statements includes a discussion of how the Group and the Bank manage concentration risk.

	2024 £m	2023 £m
Agriculture, forestry and fishing	2,212	2,573
Construction[1]	2,414	2,811
Energy and water supply	4,482	3,402
Financial, business and other services	19,192	19,084
Lease financing	2,925	3,071
Manufacturing	3,244	3,465
Mining and Quarrying[1]	162	310
Personal:		
Mortgages[2]	34,736	38,108
Other	10,725	7,960
Postal and telecommunications	3,031	2,329
Property companies	16,052	17,224
Transport, distribution and hotels	7,171	7,455
Total loans and advances to customers before allowance for impairment losses	**106,346**	**107,792**
Allowance for impairment losses	(1,198)	(1,295)
Total loans and advances to customers	**105,148**	**106,497**

1   Mining and quarrying, previously included within construction, is now presented separately.

2   Includes both UK and overseas mortgage balances.

The Bank's operations are predominantly UK based and as a result an analysis of credit risk exposures by geographical region is not provided.

Credit quality of other financial assets (audited)

Cash and balances at central banks

Significantly all of the Bank's cash and balances at central banks are due from the Bank of England or the Deutsche Bundesbank.

Loans and advances to customers

Note 37 to the consolidated financial statements includes details of the internal credit rating systems used by the Group and the Bank.

Note 24: Financial risk management continued

Gross drawn exposures and expected credit loss allowance	Drawn exposures				Allowance for expected credit losses			
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2024								
Retail – UK mortgages								
RMS 1–3	25,621	4,806	–	30,427	2	18	–	20
RMS 4–6	446	1,453	–	1,899	–	8	–	8
RMS 7–9	5	163	–	168	–	1	–	1
RMS 10	2	27	–	29	–	–	–	–
RMS 11–13	6	527	–	533	–	6	–	6
RMS 14	–	–	1,119	1,119	–	–	69	69
	26,080	6,976	1,119	34,175	2	33	69	104
Retail – credit cards								
RMS 1–3	1,749	3	–	1,752	3	–	–	3
RMS 4–6	2,036	362	–	2,398	26	18	–	44
RMS 7–9	321	304	–	625	13	38	–	51
RMS 10	–	45	–	45	–	9	–	9
RMS 11–13	–	77	–	77	–	26	–	26
RMS 14	–	–	66	66	–	–	34	34
	4,106	791	66	4,963	42	91	34	167
Retail – loans and overdrafts								
RMS 1–3	461	1	–	462	1	–	–	1
RMS 4–6	4,113	204	–	4,317	64	16	–	80
RMS 7–9	496	139	–	635	19	16	–	35
RMS 10	15	53	–	68	1	11	–	12
RMS 11–13	4	174	–	178	1	57	–	58
RMS 14	–	–	81	81	–	–	53	53
	5,089	571	81	5,741	86	100	53	239
Retail – UK Motor Finance								
RMS 1–3	4	8	–	12	–	–	–	–
RMS 4–6	563	–	–	563	4	–	–	4
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	6	–	6	–	2	–	2
RMS 14	–	–	7	7	–	–	5	5
	567	14	7	588	4	2	5	11
Retail – other								
RMS 1–3	–	–	–	–	–	–	–	–
RMS 4–6	450	64	–	514	1	2	–	3
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	76	76	–	–	20	20
	450	64	76	590	1	2	20	23
Total Retail	36,292	8,416	1,349	46,057	135	228	181	544
Commercial Banking								
CMS 1–5	11,742	–	–	11,742	1	–	–	1
CMS 6–10	12,412	46	–	12,458	11	–	–	11
CMS 11–14	25,588	953	–	26,541	105	19	–	124
CMS 15–18	4,289	2,801	–	7,090	56	144	–	200
CMS 19	–	571	–	571	–	64	–	64
CMS 20–23	–	–	1,358	1,358	–	–	254	254
	54,031	4,371	1,358	59,760	173	227	254	654
Other[1]	529	–	–	529	–	–	–	–
Total loans and advances to customers	90,852	12,787	2,707	106,346	308	455	435	1,198

1   Drawn exposures include centralised fair value hedge accounting adjustments.

Note 24: Financial risk management continued

Gross drawn exposures and expected credit loss allowance	Drawn exposures				Allowance for expected credit losses			
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
At 31 December 2023								
Retail – UK mortgages								
RMS 1–3	26,381	658	–	27,039	6	2	–	8
RMS 4–6	4,258	3,698	–	7,956	2	18	–	20
RMS 7–9	22	538	–	560	–	5	–	5
RMS 10	–	92	–	92	–	1	–	1
RMS 11–13	–	707	–	707	–	12	–	12
RMS 14	–	–	1,162	1,162	–	–	71	71
	30,661	5,693	1,162	37,516	8	38	71	117
Retail – credit cards								
RMS 1–3	1,312	2	–	1,314	3	–	–	3
RMS 4–6	1,661	341	–	2,002	20	19	–	39
RMS 7–9	328	329	–	657	14	51	–	65
RMS 10	–	64	–	64	–	16	–	16
RMS 11–13	–	90	–	90	–	36	–	36
RMS 14	–	–	68	68	–	–	31	31
	3,301	826	68	4,195	37	122	31	190
Retail – loans and overdrafts								
RMS 1–3	208	–	–	208	–	–	–	–
RMS 4–6	2,512	94	–	2,606	52	12	–	64
RMS 7–9	451	154	–	605	15	18	–	33
RMS 10	17	54	–	71	1	12	–	13
RMS 11–13	4	158	–	162	–	55	–	55
RMS 14	–	–	91	91	–	–	54	54
	3,192	460	91	3,743	68	97	54	219
Retail – UK Motor Finance								
RMS 1–3	457	5	–	462	4	–	–	4
RMS 4–6	1	2	–	3	–	–	–	–
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	5	–	5	–	2	–	2
RMS 14	–	–	7	7	–	–	4	4
	458	12	7	477	4	2	4	10
Retail – other								
RMS 1–3	–	–	–	–	1	–	–	1
RMS 4–6	472	83	–	555	–	5	–	5
RMS 7–9	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–
RMS 14	–	–	68	68	–	–	23	23
	472	83	68	623	1	5	23	29
Total Retail	38,084	7,074	1,396	46,554	118	264	183	565
Commercial Banking								
CMS 1–5	10,146	–	–	10,146	2	–	–	2
CMS 6–10	15,322	115	–	15,437	21	–	–	21
CMS 11–14	23,999	2,473	–	26,472	117	51	–	168
CMS 15–18	3,122	3,432	–	6,554	51	189	–	240
CMS 19	8	601	–	609	–	60	–	60
CMS 20–23	–	–	1,594	1,594	–	–	239	239
	52,597	6,621	1,594	60,812	191	300	239	730
Other[1]	426	–	–	426	–	–	–	–
Total loans and advances to customers	91,107	13,695	2,990	107,792	309	564	422	1,295

1   Drawn exposures include centralised fair value hedge accounting adjustments.

Notes to the Bank financial statements continued
for the year ended 31 December

Note 24: Financial risk management continued

Loans and advances to banks

Significantly all of the Bank's loans and advances to banks are assessed as Stage 1.

Reverse repurchase agreement held at amortised cost

All of the Bank's reverse repurchase agreements held at amortised cost are assessed as Stage 1.

Debt securities held at amortised cost

At 31 December 2024 significantly all of the Bank's debt securities held at amortised cost are investment grade.

Debt securities at fair value through other comprehensive income

At 31 December 2024 significantly all of the Bank's debt securities at fair value through other comprehensive income are investment grade.

Derivative assets

The Bank reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities.

	2024			2023		
	Investment grade[1] £m	Other £m	Total £m	Investment grade[1] £m	Other £m	Total £m
Trading and other	2,889	10	2,899	1,386	13	1,399
Hedging	2	5	7	72	–	72
	2,891	15	2,906	1,458	13	1,471
Due from fellow Lloyds Banking Group undertakings			4,311			5,578
Total derivative financial instruments			**7,217**			7,049

1 Credit ratings equal to or better than 'BBB'.

Financial guarantees and loan commitments

The Bank's exposure to credit risk in respect of financial guarantees and loan commitments is not significant.

At 31 December 2024 £60,005 million were Stage 1 (2023: £57,832 million), £2,158 million were Stage 2 (2023: £3,284 million) and £43 million were Stage 3 (2023: £82 million). Against these exposures the Group held an allowance for expected credit losses of £148 million (2023: £183 million).

Further details can be seen in note 19 to the consolidated financial statements.

Collateral held as security for other financial assets

The principal types of collateral accepted by the Bank include: residential and commercial properties; charges over business assets such as premises, inventory and accounts receivable; financial instruments; cash; and guarantees from third parties. The Bank holds collateral against loans and advances, reverse repurchase agreements, irrevocable loan commitments, financial assets at fair value through profit or loss and derivative assets.

The Bank does not hold collateral against debt securities which are classified as financial assets held at amortised cost.

Loans and advances to customers

Retail lending

UK mortgages product analysis

An analysis by loan-to-value ratio of the Bank's UK residential mortgage lending is provided below. The value of collateral used in determining the loan-to-value ratios has been estimated based upon the last actual valuation, adjusted to take into account subsequent movements in house prices. The market takes into account many factors, including environmental considerations such as flood risk and energy efficient additions, in arriving at the value of a home.

In some circumstances, where the discounted value of the estimated net proceeds from the liquidation of collateral (i.e. net of costs, expected haircuts and anticipated changes in the value of the collateral to the point of sale) is greater than the estimated exposure at default, no credit losses are expected and no ECL allowance is recognised.

	2024				2023			
Gross drawn exposures	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Less than 60 per cent	19,934	6,333	849	27,116	24,329	4,478	867	29,674
60 per cent to 70 per cent	2,980	470	166	3,616	3,523	650	185	4,358
70 per cent to 80 per cent	1,870	128	65	2,063	1,951	311	74	2,336
80 per cent to 90 per cent	1,117	29	22	1,168	713	148	18	879
90 per cent to 100 per cent	176	10	6	192	143	95	6	244
Greater than 100 per cent	2	6	11	19	2	11	12	25
Total	**26,079**	**6,976**	**1,119**	**34,174**	30,661	5,693	1,162	37,516

The Bank's credit risk disclosures for unimpaired other retail lending show assets gross of collateral and therefore disclose the maximum loss exposure.

Commercial lending

Stage 1 and Stage 2 secured lending

For Stage 1 and Stage 2 secured commercial lending, the Bank reports assets gross of collateral and therefore discloses the maximum loss exposure.

Stage 1 and Stage 2 secured commercial lending is predominantly managed on a cash flow basis. On occasion, it may include an assessment of underlying collateral, although, for Stage 3 lending, this will not always involve assessing it on a fair value basis. No aggregated collateral

Note 24: Financial risk management continued

Stage 3 secured lending

The value of collateral is re-evaluated and its legal soundness reassessed if there is observable evidence of distress of the borrower; this evaluation is used to determine potential loss allowances and management's strategy to try to either repair the business or recover the debt.

At 31 December 2024, Stage 3 secured commercial lending amounted to £254 million, net of an impairment allowance of £110 million (2023: £365 million, net of an impairment allowance of £85 million). The fair value of the collateral held in respect of impaired secured commercial lending was £494 million (2023: £529 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation. For the purposes of determining the total collateral held by the Bank in respect of impaired secured commercial lending, the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Bank's exposure.

Reverse repurchase agreements

The Bank enters into reverse repurchase agreements which are accounted for as collateralised loans (see note 5).

Derivative assets, after offsetting of amounts under master netting arrangements

The Bank reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities (see note 5).

Irrevocable loan commitments and other credit-related contingencies

The Bank holds irrevocable loan commitments and other credit-related contingencies (see note 22). Collateral is held as security, in the event that lending is drawn down, on £905 million (2023: £855 million) of these balances.

Collateral repossessed

During the year, £29 million of collateral was repossessed (2023: £24million), consisting primarily of residential property.

The Bank generally does not take physical possession of properties or other assets held as collateral and uses external agents to realise the value as soon as practicable, generally at auction, to settle indebtedness. Any surplus funds are returned to the borrower or are otherwise dealt with in accordance with appropriate insolvency regulations. In certain circumstances the Bank takes physical possession of assets held as collateral against commercial lending. In such cases, the assets are carried on the Bank's balance sheet and are classified according to the Bank's accounting policies.

Collateral pledged as security

The Bank pledges assets primarily for repurchase agreements and securities lending transactions which are generally conducted under terms that are usual and customary for standard secured borrowing contracts.

Repurchase agreements

The Bank enters into repurchase agreements, against which it pledges collateral (see note 5).

Securities lending transactions

The following on-balance sheet financial assets have been lent to counterparties under securities lending transactions:

	2024 £m	2023 £m
Financial assets at fair value through other comprehensive income	**5,988**	5,421

In addition, securities held as collateral in the form of stock borrowed amounted to £11,206 million (2023: £8,098 million). Of this amount, £3,883million (2023: £3,137 million) had been resold or repledged as collateral for the Bank's own transactions.

These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.

Note 24: Financial risk management continued

Liquidity risk

The table below analyses financial instrument liabilities of the Bank on an undiscounted future cash flow basis according to contractual maturity, into relevant maturity groupings based on the remaining period at the balance sheet date; balances with no fixed maturity are included in the over 5 years category.

	Up to 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 5 years £m	Over 5 years £m	Total £m
At 31 December 2024						
Deposits from banks	1,761	342	504	348	105	3,060
Customer deposits	266,879	3,448	2,564	610	11	273,512
Repurchase agreements	8,706	5,169	1,683	94	–	15,652
Financial liabilities at fair value through profit or loss	38	106	1,599	3,984	6,999	12,726
Debt securities in issue at amortised cost	1,191	5,779	4,720	23,622	9,547	44,859
Lease liabilities	11	21	76	223	188	519
Subordinated liabilities	23	302	499	3,929	4,605	9,358
Total non-derivative financial liabilities	**278,609**	**15,167**	**11,645**	**32,810**	**21,455**	**359,686**
Derivative financial liabilities:						
Gross settled derivatives – outflows	7,599	5,420	7,284	6,054	2,816	29,173
Gross settled derivatives – inflows	(7,400)	(5,171)	(6,760)	(5,390)	(1,728)	(26,449)
Gross settled derivatives – net flows	199	249	524	664	1,088	2,724
Net settled derivative liabilities	6,746	–	21	26	286	7,079
Total derivative financial liabilities	**6,945**	**249**	**545**	**690**	**1,374**	**9,803**
At 31 December 2023						
Deposits from banks	1,766	947	241	442	–	3,396
Customer deposits	259,921	2,667	3,022	1,227	73	266,910
Repurchase agreements	3,229	4,092	29	2	–	7,352
Financial liabilities at fair value through profit or loss	118	42	416	1,071	4,425	6,072
Debt securities in issue at amortised cost	755	6,100	13,157	23,633	8,416	52,061
Lease liabilities	1	22	65	235	369	692
Subordinated liabilities	23	41	207	4,106	4,846	9,223
Total non-derivative financial liabilities	265,813	13,911	17,137	30,716	18,129	345,706
Derivative financial liabilities:						
Gross settled derivatives – outflows	3,045	2,118	11,327	6,440	4,005	26,935
Gross settled derivatives – inflows	(2,812)	(2,004)	(11,168)	(6,494)	(3,977)	(26,455)
Gross settled derivatives – net flows	233	114	159	(54)	28	480
Net settled derivative liabilities	6,487	–	51	31	317	6,886
Total derivative financial liabilities	6,720	114	210	(23)	345	7,366

The principal amount for undated subordinated liabilities with no redemption option is included within the over 5 years column; interest of £11 million (2023: £11 million) per annum for the Bank which is payable in respect of those instruments for as long as they remain in issue is not included beyond 5 years.

Notes to the Bank financial statements continued
for the year ended 31 December

Note 24: Financial risk management continued

The table below shows the contractual maturity of the Bank's contingents, commitments and guarantees. Commitments are shown in the time band containing the earliest date the commitment can be drawn down. For financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

	Within 1 year £m	1 to 3 years £m	3 to 5 years £m	Over 5 years £m	Total £m
At 31 December 2024					
Acceptances and endorsements	39	–	–	–	39
Other contingent liabilities	1,178	534	204	470	2,386
Total contingent liabilities	**1,217**	**534**	**204**	**470**	**2,425**
Lending commitments and guarantees	61,078	558	394	65	62,095
Other commitments	111	–	–	–	111
Total commitments and guarantees	**61,189**	**558**	**394**	**65**	**62,206**
Total contingents, commitments and guarantees	**62,406**	**1,092**	**598**	**535**	**64,631**
At 31 December 2023					
Acceptances and endorsements	191	–	–	–	191
Other contingent liabilities	1,169	585	183	517	2,454
Total contingent liabilities	**1,360**	**585**	**183**	**517**	**2,645**
Lending commitments and guarantees	31,473	15,999	10,981	2,643	61,096
Other commitments	–	38	41	23	102
Total commitments and guarantees	**31,473**	**16,037**	**11,022**	**2,666**	**61,198**
Total contingents, commitments and guarantees	**32,833**	**16,622**	**11,205**	**3,183**	**63,843**

Capital risk

Note 37 to the consolidated financial statements includes a discussion of the management of the capital risk faced by the Group and the Bank.

Note 25: Cash flow statement

(A) Change in operating assets

	2024 £m	2023 £m	2022 £m
Change in amounts due from fellow Lloyds Banking Group undertakings	**(14,753)**	(5,345)	(10,858)
Change in other financial assets held at amortised cost	**(10,485)**	15,148	7,993
Change in financial assets at fair value through profit or loss	**(491)**	(1,261)	(465)
Change in derivative financial instruments	**(1,905)**	402	(1,985)
Change in other operating assets	**124**	(162)	(53)
Change in operating assets	**(27,510)**	**8,782**	**(5,368)**

(B) Change in operating liabilities

	2024 £m	2023 £m	2022 £m
Change in deposits from banks	**(415)**	(1,085)	1,697
Change in customer deposits	**6,604**	(2,566)	790
Change in repurchase agreements	**8,288**	(11,075)	18,302
Change in amounts due to fellow Lloyds Banking Group undertakings	**(611)**	(743)	(4,182)
Change in financial liabilities at fair value through profit or loss	**1,762**	996	(58)
Change in derivative financial instruments	**(7,196)**	(2,733)	4,245
Change in debt securities in issue at amortised cost	**(899)**	1,546	1,380
Change in other operating liabilities[1]	**428**	(278)	88
Change in operating liabilities	**7,961**	**(15,938)**	**22,262**

1 Includes a decrease of £162 million (2023: decrease of £25 million; 2022: decrease of £72 million) in respect of lease liabilities.

Notes to the Bank financial statements continued

for the year ended 31 December

Note 25: Cash flow statement continued

(C) Non-cash and other items

	2024 £m	2023 £m	2022 £m
Interest expense on subordinated liabilities	362	329	300
Net (credit) charge in respect of defined benefit schemes	(21)	(53)	54
Depreciation and amortisation	1,665	1,475	1,462
Regulatory and legal provisions	144	247	127
Other provision movements	(112)	(16)	(95)
Allowance for loan losses	287	491	567
Write-off of allowance for loan losses, net of recoveries	(375)	(443)	(346)
Impairment (credit) charge relating to undrawn balances	(35)	(4)	73
Impairment (credit) charge on financial assets at fair value through other comprehensive income	(3)	(4)	6
Dividends and distributions on other equity instruments received from subsidiary undertakings	(1,285)	(313)	(1,975)
Additional capital injections to subsidiaries	(23)	(44)	(46)
Foreign exchange impact on balance sheet[1]	(42)	85	(246)
Other non-cash items	1,200	1,749	(959)
Total non-cash items	**1,762**	**3,499**	**(1,078)**
Contributions to defined benefit schemes	(87)	(946)	(1,607)
Payments in respect of regulatory and legal provisions	(99)	(131)	(132)
Total other items	**(186)**	**(1,077)**	**(1,739)**
Non-cash and other items	**1,576**	**2,422**	**(2,817)**

1   When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.

(D) Analysis of cash and cash equivalents as shown in the balance sheet

	2024 £m	2023 £m	2022 £m
Cash and balances at central banks	36,838	52,268	66,783
Less mandatory reserve deposits[1]	–	(817)	(957)
	36,838	51,451	65,826
Loans and advances to banks and reverse repurchase agreements	13,040	14,888	11,534
Less amounts with a maturity of three months or more	(5,860)	(4,643)	(6,571)
	7,180	10,245	4,963
Total cash and cash equivalents	**44,018**	**61,696**	**70,789**

1   Mandatory reserve deposits are held with local central banks in accordance with statutory requirements. Where these deposits are not held in demand accounts and are not available to finance the Bank's day-to-day operations they are excluded from cash and cash equivalents.

Note 26: Other information

Lloyds Bank plc is incorporated as a public limited company and registered in England with the registered number 2065. Lloyds Bank plc's registered office is 25 Gresham Street, London, EC2V 7HN, and its principal executive offices are located at 25 Gresham Street, London, EC2V 7HN.

Lloyds Bank plc and its subsidiaries form a leading UK-based financial services group, whose businesses provide a wide range of banking and financial services in the UK and in certain locations overseas.

Lloyds Bank plc's immediate parent undertaking and ultimate parent undertaking and controlling party is Lloyds Banking Group plc which is incorporated in Scotland. Copies of the consolidated Annual Report and Accounts of Lloyds Banking Group plc may be obtained from Lloyds Banking Group's head office at 25 Gresham Street, London EC2V 7HN or downloaded via **www.lloydsbankinggroup.com**.

Subsidiaries and related undertakings

In compliance with section 409 of the Companies Act 2006, the following comprises a list of all related undertakings of the Group, as at 31 December 2024. The list includes each undertaking's registered office and the percentage of the class(es) of shares held by the Group. All shares held are ordinary shares unless indicated otherwise in the notes.

Subsidiary undertakings

The Group directly or indirectly holds 100 per cent of the share class or a majority of voting rights (including where the undertaking does not have share capital as indicated) in the following undertakings. All material subsidiary undertakings are consolidated by Lloyds Banking Group.

Name of undertaking	Notes
A G Finance Ltd	20 ii iii
A.C.L. Ltd	1 i
ACL Autolease Holdings Ltd	1 i
Alex Lawrie Factors Ltd	9 i
Alex. Lawrie Receivables Financing Ltd	9 i
Amberdate Ltd	1 i v
Anglo Scottish Utilities Partnership 1	+ *
Aquilus Ltd	13 i ‡
Automobile Association Personal Finance Ltd	4 i
Bank of Scotland (B G S) Nominees Ltd	5 *
Bank of Scotland Edinburgh Nominees Ltd	5 *
Bank of Scotland Equipment Finance Ltd	13 i ‡
Bank of Scotland plc	5 i v
Bank of Scotland Structured Asset Finance Ltd	1 i
Bank of Scotland Transport Finance 1 Ltd	13 i ‡
Bank of Wales Ltd	8 i
Barents Leasing Ltd	1 i
Birchcrown Finance Ltd	1 v xii
Black Horse (TRF) Ltd	1 i
Black Horse Finance Holdings Ltd	1 ii iii
Black Horse Finance Management Ltd	13 i ‡
Black Horse Group Ltd	1 i v
Black Horse Ltd	1 i
Boltro Nominees Ltd	1 i
BOS (Ireland) Property Services 2 Ltd	16 i ‡
BOS (Shared Appreciation Mortgages (Scotland)) Ltd	4 i
BOS (Shared Appreciation Mortgages (Scotland) No. 2) Ltd	4 i
BOS (Shared Appreciation Mortgages (Scotland) No. 3) Ltd	4 i
BOS (Shared Appreciation Mortgages) No. 1 plc	4 # i
BOS (Shared Appreciation Mortgages) No. 2 plc	4 # i
BOS (Shared Appreciation Mortgages) No. 3 plc	4 # i
BOS (Shared Appreciation Mortgages) No. 4 plc	4 # i
BOS (Shared Appreciation Mortgages) No. 5 plc	4 i
BOS (Shared Appreciation Mortgages) No. 6 plc	4 i
BOS Personal Lending Ltd	4 ii iii
BOSSAF Rail Ltd	1 i
British Linen Leasing (London) Ltd	5 i
British Linen Leasing Ltd	5 i
British Linen Shipping Ltd	5 i
Capital 1945 Ltd	13 i ‡
Capital Bank Leasing 12 Ltd	5 i
Capital Bank Leasing 3 Ltd	13 i ‡
Capital Bank Leasing 5 Ltd	8 i
Capital Bank Property Investments (3) Ltd	8 i
Capital Personal Finance Ltd	4 i
Cardnet Merchant Services Ltd	1 # ^ iii iv
Cashfriday Ltd	9 i
Caveminster Ltd	13 i ‡

Name of undertaking	Notes
CF Asset Finance Ltd	13 i ‡
Cheltenham & Gloucester plc	12 i
Cloak Lane Funding Sàrl	23 i
Cloak Lane Investments Sàrl	23 i
Conquest Securities Ltd	1 v xii
Corbiere Asset Investments Ltd	1 ii iii
Dunstan Investments (UK) Ltd	1 i
Eurolead Services Holdings Ltd	9 i
First Retail Finance (Chester) Ltd	4 i
Forthright Finance Ltd	8 i
General Leasing (No. 12) Ltd	13 i ‡
Gresham Nominee 1 Ltd	1 i
Gresham Nominee 2 Ltd	1 i
Halifax Group Ltd	13 i ‡
Halifax Leasing (March No.2) Ltd	1 i
Halifax Leasing (September) Ltd	1 i
Halifax Ltd	13 i ‡
Halifax Loans Ltd	4 i
Halifax Pension Nominees Ltd	1 i
Halifax Vehicle Leasing (1998) Ltd	4 i
Hamsard 3352 Ltd	14 ii iii viii ix xiii xiv
Hamsard 3353 Ltd	14 i
HBOS Covered Bonds LLP	13 * ‡
HBOS plc	5 i v vi
HBOS Social Housing Covered Bonds LLP	8 *
HBOS UK Ltd	5 i
Heidi Finance Holdings (UK) Ltd	1 i
Hill Samuel Bank Ltd	13 i ‡
Hill Samuel Finance Ltd	1 v xi
Hill Samuel Leasing Co. Ltd	1 i
Home Shopping Personal Finance Ltd	4 i
HVF Ltd	1 i
Hyundai Car Finance Ltd	20 ii iii
IBOS Finance Ltd	13 i ‡
International Motors Finance Ltd	20 ii #
Landau Finance Ltd	18 i
LB Healthcare Trustee Ltd	1 i
LBCF Ltd	9 i
LBI Leasing Ltd	1 i
Lex Autolease (CH) Ltd	1 i
Lex Autolease (VC) Ltd	1 i
Lex Autolease Carselect Ltd	1 i
Lex Autolease Ltd	1 i
Lex Vehicle Leasing (Holdings) Ltd	13 ii iii x ‡
Lex Vehicle Leasing Ltd	13 i ‡
Lime Street (Funding) Ltd	13 i ‡
Lloyds (Gresham) Ltd	13 i x ‡
Lloyds (Nimrod) Specialist Finance Ltd	1 i
Lloyds Asset Leasing Ltd	1 i
Lloyds Bank (Colonial & Foreign) Nominees Ltd	1 i
Lloyds Bank (I.D.) Nominees Ltd	1 i
Lloyds Bank Asset Finance Ltd	1 i
Lloyds Bank Commercial Finance Ltd	9 i
Lloyds Bank Commercial Finance Scotland Ltd	15 i
Lloyds Bank Corporate Asset Finance (HP) Ltd	1 i
Lloyds Bank Corporate Asset Finance (No.2) Ltd	1 i
Lloyds Bank Corporate Asset Finance (No.3) Ltd	1 i
Lloyds Bank Corporate Asset Finance (No.4) Ltd	1 i

Subsidiaries and related undertakings continued

Name of undertaking	Notes
Lloyds Bank Covered Bonds (LM) Ltd	26 i
Lloyds Bank Covered Bonds LLP	26 *
Lloyds Bank Equipment Leasing (No. 1) Ltd	13 i ‡
Lloyds Bank Equipment Leasing (No. 7) Ltd	13 i ‡
Lloyds Bank Equipment Leasing (No. 9) Ltd	1 i
Lloyds Bank Financial Services (Holdings) Ltd	1 i v
Lloyds Bank General Leasing (No. 3) Ltd	13 i ‡
Lloyds Bank General Leasing (No. 5) Ltd	13 i ‡
Lloyds Bank General Leasing (No. 11) Ltd	13 i ‡
Lloyds Bank GmbH	29 i
Lloyds Bank Leasing (No. 6) Ltd	1 i
Lloyds Bank Leasing Ltd	1 i
Lloyds Bank Maritime Leasing (No. 10) Ltd	1 i
Lloyds Bank Nominees Ltd	1 i
Lloyds Bank Offshore Pension Trust Ltd	28 i
Lloyds Bank Pension ABCS (No. 1) LLP	1 *
Lloyds Bank Pension ABCS (No. 2) LLP	1 *
Lloyds Bank Pensions Property (Guernsey) Ltd	27 ii iii
Lloyds Bank Property Company Ltd	1 i
Lloyds Bank S.F. Nominees Ltd	1 i
Lloyds Bank Subsidiaries Ltd	1 i
Lloyds Bank Trustee Services Ltd	1 i
Lloyds Banking Group Pensions Trustees Ltd	1 i
Lloyds Far East Sàrl	23 i
Lloyds General Leasing Ltd	1 i
Lloyds Hypotheken B.V.	21 i
Lloyds Industrial Leasing Ltd	1 i
Lloyds Investment Securities No.5 Ltd	13 i ‡
Lloyds Leasing (North Sea Transport) Ltd	1 i
Lloyds Leasing Developments Ltd	13 i ‡
Lloyds Offshore Global Services Private Ltd	7 i
Lloyds Plant Leasing Ltd	1 i
Lloyds Portfolio Leasing Ltd	1 i
Lloyds Project Leasing Ltd	1 i
Lloyds Property Investment Company No. 4 Ltd	13 i ‡
Lloyds Secretaries Ltd	1 i
Lloyds TSB Pacific Ltd	2 i
Lloyds UDT Asset Rentals Ltd	13 i ‡
Lloyds UDT Leasing Ltd	1 i
Lloyds UDT Ltd	13 i ‡
Loans.co.uk Ltd	8 i
London Taxi Finance Ltd	1 ii iii
Lotus Finance Ltd	20 ii iii
LTGP Limited Partnership Incorporated	27 *
Maritime Leasing (No. 19) Ltd	13 i ‡
MBNA Ltd	8 i
Membership Services Finance Ltd	4 i
Mitre Street Funding Sàrl	23 i
NWS Trust Ltd	5 i
Pacific Leasing Ltd	13 i ‡
Perry Nominees Ltd	1 i
PIPS Asset Investments Ltd	1 ii iii
Proton Finance Ltd	20 ii iii
R.F. Spencer and Company Ltd	9 i
Ranelagh Nominees Ltd	1 i
Retail Revival (Burgess Hill) Investments Ltd	1 i
Savban Leasing Ltd	1 i
Scotland International Finance B.V.	24 i
Scottish Widows Services Ltd	5 i

Name of undertaking	Notes
Seabreeze Leasing Ltd	13 i ‡
Seaspirit Leasing Ltd	1 i
Shogun Finance Ltd	20 i
St. Mary's Court Investments	13 i ‡
Standard Property Investment (1987) Ltd	5 ii #
Sussex County Homes Ltd	4 i
Suzuki Financial Services Ltd	20 ii #
The Agricultural Mortgage Corporation plc	11 i
The British Linen Company Ltd	5 i
The Mortgage Business plc	4 i
Thistle Leasing	+ *
Tower Hill Property Investments (7) Ltd	13 i # ‡
Tower Hill Property Investments (10) Ltd	13 i # ‡
Tranquility Leasing Ltd	1 i
TuskerDirect Ltd	14 i
UDT Budget Leasing Ltd	13 i ‡
United Dominions Leasing Ltd	1 i
United Dominions Trust Ltd	1 i
Ward Nominees (Abingdon) Ltd	1 i
Waymark Asset Investments Ltd	1 ii iii
Wood Street Leasing Ltd	1 i

Subsidiaries and related undertakings continued

Subsidiary undertakings continued

The Group has determined that it has the power to exercise control over the following entities without having the majority of the voting rights of the undertakings. Unless otherwise stated, the undertakings do not have share capital or the Group does not hold any shares.

Name of undertaking	Notes
Addison Social Housing Holdings Ltd	22
Cancara Asset Securitisation Ltd	30
Candide Financing 2021-1 B.V.	19
Candide Financing 2024-1 B.V.	19
Cardiff Auto Receivables Securitisation 2022-1 plc	26
Cardiff Auto Receivables Securitisation 2024-1 plc	6
Cardiff Auto Receivables Securitisation Holdings Ltd	26
Cardiff Auto Receivables Securitisation Holdings No. 2 Ltd	6
Elland RMBS 2018 plc	26
Elland RMBS Holdings Ltd	26
Fontwell Securities 2016 Ltd	22
Fontwell II Securities 2020 DAC	17
Gresham Receivables (No. 3) Ltd	30
Gresham Receivables (No. 10) Ltd	30
Gresham Receivables (No. 13) UK Ltd	25
Gresham Receivables (No. 15) UK Ltd	10 ‡
Gresham Receivables (No. 16) UK Ltd	10 ‡
Gresham Receivables (No. 20) Ltd	30
Gresham Receivables (No. 24) Ltd	30
Gresham Receivables (No.27) UK Ltd	25
Gresham Receivables (No. 32) UK Ltd	25
Gresham Receivables (No. 34) UK Ltd	25
Gresham Receivables (No.35) Ltd	30
Gresham Receivables (No.36) UK Ltd	25
Gresham Receivables (No.37) UK Ltd	25
Gresham Receivables (No.38) UK Ltd	25
Gresham Receivables (No.39) UK Ltd	25
Gresham Receivables (No.40) UK Ltd	25
Gresham Receivables (No.41) UK Ltd	25
Gresham Receivables (No.44) UK Ltd	25
Gresham Receivables (No.45) UK Ltd	25
Gresham Receivables (No.46) UK Ltd	25
Gresham Receivables (No.47) UK Ltd	25
Gresham Receivables (No.48) UK Ltd	25
Guildhall Asset Purchasing Company (No.11) UK Ltd	25
Housing Association Risk Transfer 2019 DAC	17
Lloyds Bank Covered Bonds (Holdings) Ltd	26
Molineux RMBS 2016-1 plc	26
Molineux RMBS Holdings Ltd	26
Penarth Asset Securitisation Holdings Ltd	26
Penarth Funding 1 Ltd	26
Penarth Funding 2 Ltd	26
Penarth Master Issuer plc	26
Penarth Receivables Trustee Ltd	26
Permanent Funding (No. 1) Ltd	26
Permanent Funding (No. 2) Ltd	26
Permanent Holdings Ltd	26
Permanent Master Issuer plc	26
Permanent Mortgages Trustee Ltd	26
Permanent PECOH Holdings Ltd	26
Permanent PECOH Ltd	26
Salisbury Securities 2015 Ltd	22

Name of undertaking	Notes
Salisbury II Securities 2016 Ltd	22
Salisbury II-A Securities 2017 Ltd	22
Salisbury III Securities 2019 DAC	17
Stichting Holding Candide Financing	19
Stichting Holding Candide Financing 2024-1	19
Stichting Security Trustee Candide Financing 2021-1 B.V.	19
Stichting Security Trustee Candide Financing 2024-1	19
Syon Securities 2019 DAC	17
Syon Securities 2020 DAC	17
Syon Securities 2020-2 DAC	17
Wetherby II Securities 2018 DAC	3 ‡
Wetherby III Securities 2019 DAC	17
Wilmington Cards 2021-1 plc	26
Wilmington Cards Holdings Ltd	26
Wilmington Receivables Trustee Ltd	26

Subsidiaries and related undertakings continued

Associated Undertaking
The Group has a participating interest in the following undertakings.

Name of undertaking	% of share class held by immediate parent company (or by the Group where this varies)	Registered office address	Notes
Addison Social Housing Ltd	20%	1 Bartholomew Lane, London, EC2N 2AX	i

Notes
* The undertaking does not have share capital
+ The undertaking does not have a registered office
# In relation to Subsidiary Undertakings, an undertaking external to the Group holds shares
^ Shares held directly by Lloyds Banking Group plc
‡ The undertaking is in Liquidation

(i) Ordinary Shares
(ii) A Ordinary Shares
(iii) B Ordinary Shares
(iv) Deferred Shares
(v) Preference Shares
(vi) Non-Voting Deferred Shares
(vii) C Ordinary Shares
(viii) D Ordinary Shares
(ix) E Ordinary Shares
(x) Redeemable Preference Shares
(xi) Ordinary Limited Voting Shares
(xii) Ordinary Non-Voting Shares
(xiii) C1 Ordinary Shares
(xiv) C2 Ordinary Shares

Registered office addresses
(1) 25 Gresham Street, London, EC2V 7HN
(2) 43/F, One Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong
(3) 13–18 City Quay, Dublin 2, DO2 ED70
(4) Trinity Road, Halifax, West Yorkshire, HX1 2RG
(5) The Mound, Edinburgh, EH1 1YZ
(6) 10th Floor, 5 Churchill Place, London, E14 5HU
(7) 6/12, Primrose Road, Bangalore, 560025, India
(8) Cawley House, Chester Business Park, Chester, CH4 9FB
(9) 1 Brookhill Way, Banbury, Oxon, OX16 3EL
(10) 7th Floor, 21 Lombard Street, London, EC3V 9AH
(11) Keens House, Anton Mill Road, Andover, Hampshire, SP10 2NQ
(12) Barnett Way, Gloucester, GL4 3RL
(13) 1 More London Place, London, SE1 2AF
(14) Building 4 Hatters Lane, Croxley Green Business Park, Watford, Hertfordshire, WD18 8YF
(15) 110 St. Vincent Street, Glasgow, G2 4QR
(16) McStay Luby, Dargan House, 21–23 Fenian Street, Dublin 2, DO2 HC63, Ireland
(17) 5th Floor, The Exchange, George's Dock, IFSC, Dublin 1, Ireland
(18) Building 4 Hatters Lane, Croxley Green Business Park, Watford, Hertfordshire, WS18 8YF
(19) Basisweg 10, Amsterdam, 1043AP, Netherlands
(20) 33 Old Broad Street, London, EC2N 1HZ
(21) Fascinatio Boulevard 1302, 2909VA Capelle aan den IJssel, Netherlands
(22) 44 Esplanade, St. Helier, JE4 9WG, Jersey
(23) 17 Boulevard F.W. Raiffeisen, L-2411 Luxembourg
(24) De Entrée 254, 1101 EE, Amsterdam, Netherlands
(25) Wilmington Trust SP Services (London) Limited, Third Floor, 1 King's Arms Yard, London, EC2R 7AF
(26) 1 Bartholomew Lane, London, EC2N 2AX
(27) P O Box 186, Royal Chambers, St Julian's Avenue, St. Peter Port, GY1 4HP, Guernsey
(28) 3rd Floor, IFC5, Castle Street, St Helier, JE2 3BY, Jersey
(29) Karl-Liebknecht-STR. 5, D-10178 Berlin, Germany
(30) 26 New Street, St. Helier, JE2 3RA, Jersey